UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

QIAGEN N.V.

Form 6-K

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD JUNE 22, 2006

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Annual General Meeting”) of QIAGEN N.V. (the “Company”), a public limited liability company organized and existing under the laws of The Netherlands, will be held on Thursday, June 22, 2006 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

The agenda of the Annual General Meeting of the Company, containing proposals of the Managing Board and the Supervisory Board of the Company, reads as follows:

1.	Opening;

2.	Managing Board Report for the year ended December 31, 2005 (“Fiscal Year 2005”);

3.	Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for Fiscal Year 2005;

4.	Adoption of the Annual Accounts for Fiscal Year 2005;

5.	Reservation and dividend policy;

6.	Approval of the performance of the Managing Board during Fiscal Year 2005, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2005;

7.	Approval of the performance of the Supervisory Board during Fiscal Year 2005, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2005;

8.	(Re-)appointment of six Supervisory Directors of the Company for a term ending on the date of the Annual General Meeting in 2007;

9.	(Re-)appointment of four Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2007;

10.	Reappointment of Ernst & Young LLP as auditors of the Company for the fiscal year ending December 31, 2006;

11.	Extension of the Managing Board authority pursuant to Article 6 of the Articles of Association of the Company to acquire shares in the Company’s own share capital until December 22, 2007;

12.	Questions;

13.	Closing.

Copies of the Annual Accounts for Fiscal Year 2005, the reports of the Supervisory Board and the Managing Board, the list of binding nominees for (re-)appointment to the Supervisory Board and the Managing Board and the information referred to under 2:142 paragraph 3 Dutch Civil Code can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting and through the website of the Company.

A proxy statement, together with an attendance form and form of proxy, has been mailed to registered shareholders on or about May 22, 2006. Registered shareholders wishing to exercise their shareholder rights in person are obliged to complete, sign and send the attendance form, such that the attendance form will be received by no later than close of business (New York time) on June 15, 2006 at the offices of American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, United States of America.

Registered shareholders wishing to exercise their shareholder rights by proxy, are obliged to complete, sign and send the proxy card, such that the proxy card will be received by no later than close of business (New York time) on June 19, 2006 at the offices of American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, United States of America. Registered shareholders may only exercise their shareholders rights for the shares registered in their name on the day of the meeting.

Registered holders of type II shares, as referred to in article 8.3 (ii) of the Articles of Association, are requested to state the serial number of the share certificates on the attendance form or proxy card.

The Company will send a card of admission to registered shareholders that have properly notified the Company of their intention to attend the Annual Meeting.

As in prior years the official language of the Annual General Meeting shall be the English language.

The Managing Board

Venlo, The Netherlands

May 22, 2006

QIAGEN N.V., Venlo, Niederlande

Einladung

zur ordentlichen Hauptversammlung

Wir laden hiermit unsere Aktionäre zur ordentlichen Hauptversammlung der QIAGEN N.V. am

Donnerstag, dem 22. Juni 2006 um 10.30 Uhr

im Kongresszentrum Maaspoort, Oude Markt 30, 5911 HH Venlo, Niederlande, ein. Die Hauptversammlung wird in englischer Sprache abgehalten.

Tagesordnung

1.	Eröffnung

2.	Bericht des Vorstands über das am 31. Dezember 2005 abgelaufene Geschäftsjahr

3.	Bericht des Aufsichtsrats über den Jahresabschluss der Gesellschaft für das am 31. Dezember 2005 abgelaufene Geschäftsjahr

4.	Annahme des Jahresabschlusses der Gesellschaft für das am 31. Dezember 2005 abgelaufene Geschäftsjahr

5.	Erläuterung der Reservenbildungs- und Dividendenpolitik

6.	Entlastung des Vorstands für das am 31. Dezember 2005 abgelaufene Geschäftsjahr

7.	Entlastung des Aufsichtsrats für das am 31. Dezember 2005 abgelaufene Geschäftsjahr

8.	(Wieder-)Wahl von sechs Mitgliedern des Aufsichtsrats für den Zeitraum bis zur Beendigung der nächsten ordentlichen Hauptversammlung im Jahre 2007

9.	(Wieder-)Wahl von vier Mitgliedern des Vorstands der Gesellschaft für den Zeitraum bis zur Beendigung der ordentlichen Hauptversammlung im Jahre 2007

10.	Wiederwahl von Ernst & Young LLP zum Abschlussprüfer der Gesellschaft für das am 31. Dezember 2006 endende Geschäftsjahr

11.	Verlängerung der Ermächtigung des Vorstands gemäß Artikel 6 der Satzung der Gesellschaft, eigene Aktien der Gesellschaft zu erwerben, und zwar bis zum 22. Dezember 2007

12.	Fragen und Antworten

13.	Abschluss

Der Jahresabschluss für das am 31. Dezember 2005 abgelaufene Geschäftsjahr, die Berichte des Aufsichtsrats und des Vorstands, die Liste der bindenden Wahlvorschläge für den Aufsichtsrat und den Vorstand sowie alle sonstigen Informationen, die namentlich bekannten Aktionären zugesandt wurden, sind bei der Gesellschaft, Spoorstraat 50, 5911 KJ Venlo, Niederlande, sowie bei der Deutsche Bank AG, TSS/Global Equity Services, Post IPO Services, 60262 Frankfurt am Main, bis zum Tag der Hauptversammlung kostenlos erhältlich.

Für die Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts aus Stammaktien der QIAGEN N.V., die in New York für die Clearstream Banking AG (“CBF”), Frankfurt am Main, bei der Depository Trust Company sammelverwahrt werden, gilt folgendes: Die CBF wird das Stimmrecht aus den Stammaktien nicht ausüben. Dem Miteigentümer am Sammelbestand oder einem von ihm benannten Dritten wird auf Verlangen eine Vollmacht zur Ausübung des Stimmrechts (Proxy) erteilt. Der Miteigentümer wird gebeten, bis spätestens 14. Juni 2006 bei der Deutsche Bank AG, Frankfurt am Main, als Bevollmächtigte der CBF über seine Depotbank eine Vollmacht bis zur Höhe seines Sammeldepotguthabens zu beantragen. Es wird ausdrücklich darauf aufmerksam gemacht, dass Aktionäre unabhängig von der Ausstellung einer Eintrittskarte und/oder Vollmacht an der Hauptversammlung nur mit denjenigen Aktien teilnehmen und ihr Stimmrecht ausüben können, die sie am Tag der Hauptversammlung halten.

Venlo, Niederlande, 22. Mai 2006	Der Vorstand

Im Auftrag der QIAGEN N.V.

Deutsche Bank

Aktiengesellschaft

DEAR SHAREHOLDER:

You are cordially invited to attend the Annual General Meeting of Shareholders of QIAGEN N.V. (the “Company”) to be held on Thursday, June 22, 2006 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

We have attached a Notice of Annual General Meeting, including the agenda and Explanatory Notes thereto, and an attendance form and proxy card for use in connection with the meeting.

The Company’s 2005 Annual Report is also enclosed and provides additional information regarding the financial results of the Company in 2005.

We hope that you will be able to attend the Annual General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it to American Stock Transfer and Trust Company, as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the meeting. The signed attendance form must be returned no later than the close of business on June 15, 2006 in order for you to attend the meeting.

Whether or not you plan to attend the Annual General Meeting, it is important that your shares are represented. Therefore, please complete, sign, date and return the enclosed proxy card promptly in the enclosed envelope, which requires no postage if mailed in the United States. The Proxy Card must be received no later than the close of business on June 19, 2006 for your vote to count. This will ensure your proper representation at the Annual General Meeting. If you attend the Annual General Meeting, you may vote in person if you wish, even if you have previously returned your Proxy.

Sincerely,

/ s/ Peer M. Schatz
PEER M. SCHATZ
Managing Director

Venlo, The Netherlands

May 22, 2006

YOUR VOTE IS IMPORTANT.

PLEASE RETURN YOUR ATTENDANCE FORM OR PROXY CARD PROMPTLY.

QIAGEN N.V.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD JUNE 22, 2006

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Annual General Meeting”) of QIAGEN N.V. (the “Company”), a public limited liability company organized and existing under the laws of The Netherlands, will be held on Thursday, June 22, 2006 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

The agenda of the Annual General Meeting of the Company, containing proposals of the Managing Board and the Supervisory Board of the Company, reads as follows:

1.	Opening;

2.	Managing Board Report for the year ended December 31, 2005 (“Fiscal Year 2005”);

3.	Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for Fiscal Year 2005;

4.	Adoption of the Annual Accounts for Fiscal Year 2005;

5.	Reservation and dividend policy;

6.	Approval of the performance of the Managing Board during Fiscal Year 2005, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2005;

7.	Approval of the performance of the Supervisory Board during Fiscal Year 2005, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2005;

8.	(Re-)appointment of six Supervisory Directors of the Company for a term ending on the date of the Annual General Meeting in 2007;

9.	(Re-)appointment of four Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2007;

10.	Reappointment of Ernst & Young LLP as auditors of the Company for the fiscal year ending December 31, 2006;

11.	Extension of the Managing Board authority pursuant to Article 6 of the Articles of Association of the Company to acquire shares in the Company’s own share capital until December 22, 2007;

12.	Questions;

13.	Closing.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Fiscal Year 2005, the reports of the Supervisory Board and the Managing Board, the list and biographies of binding nominees for election to the Supervisory Board and the Managing Board and the information sent to the holders of registered shares can be obtained free of charge by shareholders and other persons entitled to attend the

Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

The Supervisory Board has fixed the close of business on Friday, May 12, 2006 as the notional record date for the determination of shareholders entitled to notice of the Annual General Meeting. However, in accordance with Dutch Law, only holders of record of the Common Shares on the date of the Annual General Meeting are entitled to vote at the meeting or by proxy.

All shareholders are cordially invited to attend the Annual General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the meeting.

Whether you plan to attend the Annual General Meeting or not, you are requested to complete, sign, date and return the enclosed proxy card as soon as possible in accordance with the instructions on the card. A pre-addressed, postage prepaid return envelope is enclosed for your convenience.

By Order of the Managing Board

/s/ Peer M. Schatz
PEER M. SCHATZ
Managing Director

Venlo, The Netherlands

May 22, 2006

QIAGEN N.V.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

EXPLANATORY NOTES TO AGENDA

I.    General

The enclosed proxy card and the accompanying Notice of Annual General Meeting of Shareholders and agenda are being mailed to shareholders of QIAGEN N.V. (the “Company”) in connection with the solicitation by the Company of proxies for use at the Annual General Meeting of Shareholders of the Company to be held on Thursday, June 22, 2006 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

These proxy solicitation materials were mailed on or about May 22, 2006 to all holders of record of registered shares as of Friday, May 12, 2006. The Company’s 2005 Annual Report is also enclosed and provides additional information regarding the financial results of the Company in 2005.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for the year ended December 31, 2005 (“Fiscal Year 2005”), the reports of the Supervisory Board and the Managing Board and the list and biographies of binding nominees for election to the Supervisory Board and the Managing Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

The reasonable cost of soliciting proxies, including expenses in connection with preparing and mailing the proxy solicitation materials, will be borne by the Company. In addition, the Company will reimburse brokerage firms and other persons representing beneficial owners of Common Shares for their expenses in forwarding proxy materials to such beneficial owners. Solicitation of proxies by mail may be supplemented by telephone, telegram, telex and personal solicitation by directors, officers or employees of the Company. No additional compensation will be paid for such solicitation.

The Company is not subject to the proxy solicitation rules contained in Regulation 14A promulgated under the United States Securities Exchange Act of 1934, as amended.

II.    Voting and Solicitation

In order to attend, address and vote at the Annual General Meeting, or vote by proxy, holders of record of registered shares are requested to advise the Company in writing in accordance with the procedures set forth in the Notice of Annual General Meeting of Shareholders. In accordance with Dutch Law, only holders of record of the Common Shares on the date of the Annual General Meeting are entitled to vote at the meeting or by proxy.

As of May 12, 2006, there were 149,374,603 Common Shares outstanding. Shareholders are entitled to one vote for each Common Share held. Proposals presented to the shareholders at the Annual General Meeting shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivery to the Company of a written notice of revocation or a duly executed proxy bearing a later date. Any shareholder who has executed a proxy but is present at the Annual General Meeting, and who wishes to vote in person, may do so by revoking his or her proxy as described in the preceding sentence. Mere attendance at the

Annual General Meeting will not serve to revoke a proxy. Shares represented by valid proxies received in time for use at the Annual General Meeting and not revoked at or prior to the Annual General Meeting, will be voted at the Annual General Meeting.

III.    Explanatory Notes to Agenda Items

Explanatory Note to Items 2, 3, 4, 6 and 7—Adoption of the Annual Accounts

The shareholders of the Company are being asked to adopt the Annual Accounts for Fiscal Year 2005. The Annual Report and the Annual Accounts have been prepared by the Managing Board and approved by the Supervisory Board of the Company. As described at the Annual General Meeting held in 2004, on December 9, 2003 the Dutch Corporate Governance Committee published the Dutch Corporate Governance Code (the “Code”) containing the principles of good corporate governance and best practice provisions. The Code includes general principles and specific best practice provisions to be observed by Dutch listed companies, including their managing board members and supervisory board members, and their shareholders in relation to one another. According to the Code, a listed company has to state in its Annual Report for fiscal year 2005 any best practice provisions of the Code with which it does not fully comply and to explain why and to what extent it does not comply with such provisions. Please see the “Corporate Governance” section of our Annual Report for further information.

Additionally, the shareholders of the Company are being asked to approve the performance of the Managing Board and the Supervisory Board, including a discharge from liability with respect to the exercise of their duties, for Fiscal Year 2005.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Fiscal Year 2005 and the reports of the Supervisory Board and the Managing Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THESE ITEMS. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 5—Reservation and Dividend Policy

The Company’s reservation and dividend policy is to retain the profits by way of reserve, as is common among fast growing companies with significant future expansion potential in rapidly developing fields. Consequently, the Company will not pay a dividend to the shareholders out of the Fiscal Year 2005 profits. This policy benefits our shareholders by increasing share value, and the Company believes that this policy is aligned with shareholders’ taxation preferences.

Explanatory Note to Items 8 and 9—(Re-)appointment of the Supervisory Directors and the Managing Directors

The Supervisory Board and the Managing Board acting together at a joint meeting (the “Joint Meeting”) resolved to make a binding nomination for the (re-)election of six members of the Supervisory Board, all current members of the Managing Board and Roland Sackers as a new member of the Managing Board.

The Supervisory Board consists of such number of members, with a minimum of three members, as the Joint Meeting thereof may determine. The Supervisory Board presently consists of seven members. The Joint Meeting has determined that one vacant Supervisory Board position, resulting from the decision by Mr. Jochen

Walter not seek another term as a Supervisory Board member, will not be filled at this time, and therefore, after the Annual General Meeting, the Supervisory Board will consist of six members. The Supervisory Directors are elected by vote of the shareholders of the Company at the Annual General Meeting, subject to the authority of the Supervisory Board to appoint up to one-third of its members if vacancies occur during a fiscal year. The Managing Board has one or more members as determined by the Supervisory Board. The Managing Board presently consists of three members. The Supervisory Board has determined that, following the Annual General Meeting, the Managing Board will consist of four members. Managing Directors are appointed by vote of the shareholders of the Company at the Annual General Meeting. The Supervisory Board and the Managing Board at the Joint Meeting may make a binding nomination to fill each vacancy on the Supervisory Board and Managing Board. At the Annual General Meeting, the shareholders may overrule the binding nature of a nomination by resolution adopted with a majority of at least two-thirds of the votes cast, if such majority represents more than half the issued share capital.

Supervisory Directors and Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

By Unanimous Written Consent dated as of May 3, 2006, the Joint Meeting resolved to make a binding nomination for six members of the Supervisory Board and four members of the Managing Board. The six binding nominees for election to the Supervisory Board positions are as follows, each nominee listed under “a” below has been proposed for re-election:

•	Nominations for position no. 1: a. Dr. Metin Colpan and b. Dr. Heinrich Hornef;

•	Nominations for position no. 2: a. Dr. Heinrich Hornef and b. Mr. Erik Hornnaess;

•	Nominations for position no. 3: a. Mr. Erik Hornnaess and b. Prof. Dr. Manfred Karobath;

•	Nominations for position no. 4: a. Prof. Dr. Manfred Karobath and b. Prof. Dr. Detlev H. Riesner;

•	Nominations for position no. 5: a. Prof. Dr. Detlev H. Riesner and b. Dr. Franz A. Wirtz; and

•	Nominations for position no. 6: a. Dr. Franz A. Wirtz and b. Prof. Dr. Carsten P. Claussen.

The Supervisory Board believes that these nominees meet the criteria for Supervisory Board positions, as approved by a resolution adopted by the Supervisory Board on May 3, 2006 and set forth on the Company’s website, and that they will continue to make significant contributions to the Supervisory Board.

The binding nominations for each of the four Managing Board positions are as follows, each nominee listed under “a” below has been proposed for (re-)election:

•	Nominations for position no. 1: a. Mr. Peer M. Schatz and b. Dr. Joachim Schorr;

•	Nominations for position no. 2: a. Dr. Joachim Schorr and b. Mr. Bernd Uder;

•	Nominations for position no. 3: a. Mr. Bernd Uder and b. Mr. Roland Sackers; and

•	Nominations for position no. 4: a. Mr. Roland Sackers and b. Ms. Birgit Bergfried.

The following is a brief summary of the background of each of the Supervisory Director and Managing Director nominees. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Peer M. Schatz, 40, joined the Company in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003 he was Chief Financial Officer and became a Managing Director in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gall, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz also serves in the capacities of Vice Chairman and Audit Committee Chairman of Evotec AG and as director to Mulligan BioCapital AG, acted as a member of the Advisory Board (Börsenrat) of the Frankfurt Stock Exchange through 2004, and also serves as a member of the German Corporate Governance Commission.

Roland Sackers, 37, joined the Company in 1999 and has been Chief Financial Officer and Deputy Managing Director since January 1, 2004. Mr. Sackers is currently not a voting member of the Managing Board. Between 1999 and 2003, he was Vice President Finance of the Company. Between 1995 and 1999, Mr. Sackers was an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers graduated from the Westfälische Wilhelms-Universität Münster, Germany with an M.B.A. Mr. Sackers has been a member of the supervisory board of IBS AG since 2002, a member of the Audit Committee of IBS AG since 2003, and a member of the board of directors of Operon Biotechnologies, Inc. since 2004.

Dr. Joachim Schorr, 45, joined the Company in 1992 and has been Senior Vice President Research & Development since January 1, 2004. He became a Managing Director in 2004. Initially, Dr. Schorr served the Company as Project Manager and later had responsibilities as Business Unit Manager. In 1999, Dr. Schorr became Vice President Research & Development with the responsibility for the world-wide QIAGEN R&D activities. Before joining QIAGEN, Dr. Schorr worked for the pharmaceutical company Hoechst AG on the development of oral malaria vaccines and was awarded with the IHK research award in 1991. Dr. Schorr holds a Ph.D. in Molecular Biology and Virology from the University of Cologne. Dr. Schorr is a co-founder of Coley Pharmaceuticals, EnPharma Pharmaceuticals and QBM Cell Sciences and is currently a member of the supervisory board of QBM Cell Sciences.

Bernd Uder, 48, joined QIAGEN in 2001 as Vice President Sales & Marketing and has been Senior Vice President Sales & Marketing since January 1, 2004. He became a Managing Director in 2004. Between 1987 and 2001, Mr. Uder was active in building up and coordinating world-wide distribution networks as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President global e.business with Amersham Pharmacia Biotech.

Professor Dr. Detlev H. Riesner, 64, is a co-founder of QIAGEN. He has been on the Company’s Supervisory Board since 1984 and was appointed Chairman of the Supervisory Board in 1999. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980. In 1996, he was also appointed to the position of Vice President of Research, and in 1999, he was nominated Director of Technology at the University of Düsseldorf. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the supervisory board or a director of New Lab Bioquality AG, Erkrath, AC Immune S.A., Lausanne and Neuraxo GmbH, Düsseldorf. Professor Riesner is also a member of the scientific advisory boards of the RiNA network, Berlin, the Friedrich-Loeffler-Institut, Isle of Riems, and PrioNet, Canada.

Dr. Heinrich Hornef, 75, has been on the Company’s Supervisory Board since 2000 and was appointed Deputy Chairman of the Supervisory Board and Audit Committee Chairman in 2001. He also serves as a chairman on the supervisory board of Heidelberg Innovation GmbH, a biotechnology and life-science venture capital company in Heidelberg, Germany and as chairman of the advisory board of m•phasys GmbH, Tuebingen. He was chairman of the supervisory board of the pharmaceutical company Merck KGaA, in Darmstadt, Germany until December 2003 and a member of the supervisory board until March 2004, as well as a member of the partners’ counsel of E. Merck, in Darmstadt, Germany until June 2004. Prior to his retirement in December 1996, Dr. Hornef served as CFO of Boehringer Mannheim GmbH (1973-1991), as CFO of the Berlin-based Treuhandanstalt, the privatization agency in East-Germany (1992-1994), and as president of its successor organization, BvS (1995-1996).

Dr. Metin Colpan, 51, is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan obtained his Ph.D. and M.Sc. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques, and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a supervisory board member of GenPat77 Pharmacogenetics AG, GPC Biotech AG, Ingenium Pharmaceuticals AG and Morphosys AG, each in Munich, Germany.

Dr. Franz A. Wirtz, 73, has been a member of QIAGEN’s Supervisory Board since 1989. Dr. Wirtz was managing director of Grünenthal GmbH, Aachen, Germany, a large, private pharmaceutical company from 1962-1997 and a member of its advisory board from 1998-2001. He is Vice Chairman of Paion AG, Aachen and Vice Chairman of Dasgip AG, Jülich, two young German biotech companies. For ten years Dr. Wirtz was treasurer of the German pharmaceutical industry association. Dr. Wirtz holds a doctorate degree in chemistry from the Rheinisch-Westfälische Technische Hochschule in Aachen whose honorary citizen he became in 2001.

Erik Hornnaess, 68, has been a member of the Supervisory Board since 1998, joined the Audit Committee in 2002 and the Compensation Committee in 2005. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France, and from 1982, he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive director of AXIS-SHIELDS Group, Scotland, and MEDISTIM ASA, Norway. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a P.M.D. from the Harvard Business School.

Professor Dr. Manfred Karobath, 65, studied medicine, and from 1967 to 1980 he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became professor of biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers. Dr. Karobath also serves as a member of the board of directors of Coley Pharmaceutical Group.

Professor Dr. jur. Carsten P. Claussen, 78, was Chairman of the Supervisory Board of the Company from 1988 to June 1999 and was appointed as a Special Advisor and Honorary Chairman in 1999. This position is not required by Dutch law, and Professor Claussen is no longer a voting member of the Supervisory Board. For many years he has pursued a career in private banking. Between 1976 and 1987, Professor Claussen was a member of the executive board of Norddeutsche Landesbank, Hannover, and Chairman of the Hannover Stock Exchange. Since 1987, he has been a lawyer in Duesseldorf and senior advisor to IKB Deutsche Industriekreditbank, Düsseldorf. At present, he is a partner in the law firm of Hoffmann Liebs and Partner and specializes in corporate law and capital market transactions. He is Chairman of the Board of TON ART AG, Duesseldorf; Flossbach & v. Storch Vermögensmanagement AG, Cologne; and WAS Worldwide Analytical Systems AG, Cleve and is a member of other boards. Professor Claussen received his Ph.D. in law from the University of Cologne.

Birgit Bergfried, 40, joined the Company in 1997 as Managing Administrator. Ms. Bergfried holds a degree in Economics from the Polytechnic in Aachen.

Information concerning the ownership of Common Shares of each nominee to the Supervisory Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

THE SUPERVISORY BOARD AND THE MANAGING BOARD ACTING TOGETHER AT THE JOINT MEETING UNANIMOUSLY RECOMMEND THE (RE-)APPOINTMENT OF EACH PROPOSED NOMINEE TO THE SUPERVISORY BOARD AND THE MANAGING BOARD. EACH NOMINEE LISTED UNDER “A” IN THE NOMINATIONS ABOVE HAS BEEN PROPOSED FOR (RE-)APPOINTMENT. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 10—Reappointment of Auditors

On May 3, 2006, the Supervisory Board approved a resolution to propose to the shareholders of the Company at the Annual General Meeting, and hereby does so propose, the reappointment of Ernst & Young LLP, independent registered public accounting firm, to audit the financial statements of the Company for the fiscal year ending December 31, 2006. Ernst & Young LLP audited the Company’s financial statements for Fiscal Year 2005.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 11—Extension of Certain Powers of the Managing Board

Pursuant to Article 6 of the Articles of Association, the Managing Board shall have the power to acquire shares in the Company’s own share capital, if and in so far as the Managing Board has been designated by a general meeting of shareholders for this purpose. This designation shall be valid for a specific period of no more than eighteen months and may from time to time be extended for a period of no more than eighteen months.

On June 14, 2005, the Managing Board was authorized at the Annual General Meeting to exercise the powers set forth in the above paragraph, without limitation against a price between one Euro cent (Euro 0.01) and one hundred and fifty percent (150%) of the price for such shares on a stock market or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price. This authorization is valid up to and including December 14, 2006. At the Annual General Meeting, the shareholders are being asked to extend the above stated powers of the Managing Board, without limitation against a price between one Euro cent (Euro 0.01) and one hundred and ten percent (110%) of the average closing price of the Common Shares on the Nasdaq National Market for the five trading days prior to the day of the purchase or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price, which extension shall be valid up to and including December 22, 2007.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

COMMITTEES OF THE SUPERVISORY BOARD, MEETINGS AND SHAREHOLDER

COMMUNICATIONS TO THE BOARD

Meeting Attendance. During Fiscal Year 2005, there were eight (8) meetings of the Supervisory Board, and the various committees of the Supervisory Board met a total of twenty-two (22) times. No supervisory director attended fewer than 75% of the total number of meetings of the Supervisory Board and of committees of the Supervisory Board on which he served during Fiscal Year 2005. The Board has adopted a policy under which the Chairman of the Supervisory Board and all members of the Managing Board attend each Annual General Meeting of shareholders, and all other members of the Supervisory Board attend each Annual General Meeting if possible.

Committees of the Supervisory Board. The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment Committee, which are comprised of the following members:

Name of Supervisory Director	Independent	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee

Prof. Dr. Detlev Riesner	✓			✓ (Chairman)

Dr. Heinrich Hornef	✓	✓ (Chairman)		✓

Prof. Dr. Manfred Karobath	✓		✓

Dr. Franz Wirtz	✓		✓ (Chairman)

Erik Hornnaess	✓	✓	✓

Jochen Walter	✓	✓

We believe that all of our Supervisory Directors, except for Dr. Metin Colpan, meet the independence requirements set forth in the Marketplace Rules of the Nasdaq National Market. Pursuant to the Code, no more than one Supervisory Director could fail to qualify as independent, as defined in the Code. Presently, Dr. Colpan is not considered independent due to his former position as our Chief Executive Officer and member of our Managing Board. Dr. Colpan does not serve on any committees of the Supervisory Board.

Audit Committee. The Audit Committee, which met five (5) times in Fiscal Year 2005, operates pursuant to a charter approved by the Supervisory Board, consists of three members, Dr. Hornef (Chairman), Mr. Walter and Mr. Hornnaess, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of the Audit Committee meet the independence requirements as set forth in the Sarbanes-Oxley Act of 2002 and the Marketplace Rules of the Nasdaq National Market. The Audit Committee is responsible for the nomination, subject to shareholder approval, of the independent registered public accounting firm to audit the consolidated financial statements and local books and records of QIAGEN and its subsidiaries, and is responsible for pre-approving the fees for such services. Additionally, the Audit Committee reviews the performance of the independent registered public accounting firm with management, discussing on a quarterly basis the scope and results of the reviews and audits with the independent registered public accounting firm; discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the independent registered public accounting firm and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the independent registered public accounting firm our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Board has designated Dr. Hornef as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002.

Compensation Committee. The Compensation Committee, which met fifteen (15) times in Fiscal Year 2005, consists of three members, Dr. Wirtz (Chairman), Professor Karobath and Mr. Hornnaess. Members are appointed by the Supervisory Board and serve for a term of one year. We believe that all of the members of the Compensation Committee meet the independence requirements set forth in the Marketplace Rules of the Nasdaq National Market. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits.

Selection and Appointment Committee. The Selection and Appointment Committee, which met two (2) times in Fiscal Year 2005, consists of two permanent members, Prof. Riesner (Chairman) and Dr. Hornef (Vice Chairman). Other Supervisory Directors are involved with the Selection and Appointment Committee on a case-by-case basis. Members are appointed by the Supervisory Board and serve for a term of one year, unless otherwise specified by the Board. The Selection and Appointment Committee prepares the selection criteria and appointment procedures for members of the Company’s Supervisory Board and Managing Board; periodically evaluates the scope and composition of the Managing Board and Supervisory Board and proposes the profile of the Supervisory Board in relation thereto. Additionally, the Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board and reports the results thereof to the Supervisory Board and proposes the (re-)appointments of members of the Company’s Managing Board and Supervisory Board. The Committee prepares and submits to the Supervisory Board on an annual basis a report of its deliberations and findings.

Shareholder Communications to the Board. Generally, shareholders who have questions or concerns should contact our Investor Relations department at +49-2103-29-11709. However, any shareholders who wish to address questions regarding our business directly with the Supervisory Board, or any individual Supervisory Director, should direct questions in writing to the Chairman of the Board, Prof. Dr. Detlev Riesner, at QIAGEN N.V., Spoorstraat 50, 5911 KJ Venlo, The Netherlands.

ADDITIONAL INFORMATION REGARDING COMPENSATION OF

MANAGING DIRECTORS

The objective of QIAGEN’s remuneration policy is to achieve a total remuneration level, both short-term and long-term, that is comparable with levels provided by other European and United States companies of similar size and complexity in a similar industry. The level and structure of remuneration was determined in light of, among other things, the business and financial results, strategic position, share price performance and other developments relevant to QIAGEN. Independent external compensation surveys have been taken into account in determining the appropriate remuneration levels for the members of the Managing Board.

Compensation of the members of the Managing Board consisted of a fixed salary and other variable components. Variable compensation included one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, such as stock options or other equity-based compensation and pension plans. The variable part of the compensation was designed to strengthen the Managing Board members’ commitment to QIAGEN and its objectives.

Each annual bonus was determined in accordance with QIAGEN’s global bonus scheme, which is applicable to management and certain employees of QIAGEN and its affiliates. The bonus was based on overall financial goals of QIAGEN, the individual performance of each Managing Board member and the performance of the department the respective Managing Board member is responsible for. Financial targets were based on revenue, operating income and other financial ratios. These targets were agreed upon by the Supervisory Board. Due to commercial and competitive considerations, QIAGEN does not publish the agreed upon targets. Bonus payments made to the members of the Managing Board are set forth in the first table below.

Members of the Managing Board are eligible to participate in a defined contribution benefit plan. They may also benefit from other non-cash compensation or benefit in kind. A typical example of such non-cash compensation is the use of a Company-owned car.

Mr. Uder and Mr. Schorr participated in a defined contribution benefit plan (see second table below) pursuant to which parts of their fixed salary are converted into contributions to this plan on an annual basis.

In accordance with Dutch labor law, the employment agreements between QIAGEN and the Managing Board members have an indefinite term but can be terminated by QIAGEN with six months’ notice and by the Managing Directors with three months’ notice. There are no arrangements for early retirement of the Managing Board members. In the event of dismissal, the current employment agreements of the members of the Managing Board provide for continued salary payments for the remaining term of their employment.

Year Ended December 31, 2005	Annual Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (1)	Total
Peer M. Schatz	$871,000	$281,000	$1,000	$1,153,000

Roland Sackers	$286,000	$81,000	$155,000	$522,000

Dr. Joachim Schorr	$249,000	$81,000	$25,000	$355,000

Bernd Uder	$249,000	$111,000	$10,000	$370,000

(1)	Amounts include, among others, inventor bonus and expatriate fringe pay. Does not include the reimbursement of certain expenses relating to travel incurred at the request of the Company or other reimbursements or payments that in total did not exceed the lesser of $50,000 or 10% or the total salary and bonus reported for the officer.

Managing Board members also received a variable component, in the form of stock options. Stock options granted to the Managing Board must have an exercise price that is higher than the market price at the time of grant.

Year Ended December 31, 2005	Long-Term Compensation
Name	Defined Contribution Benefit Plan	Stock Options
Peer M. Schatz	—	200,000	(1)

Roland Sackers	$10,000	150,000	(1)

Dr. Joachim Schorr	$8,000	100,000	(1)

Bernd Uder	$8,000	100,000	(1)

(1)	Options granted at exercise prices ranging from $11.985 to $12.546, expiring in May and December 2015.

ATTENDANCE	FORM TO: QIAGEN N.V.

                                                       c/o American Stock Transfer and Trust Company

                                                       6201 15th Avenue

                                                       Brooklyn, New York 11219

QIAGEN N.V.

Annual General Meeting of Shareholders

June 22, 2006

The undersigned, holder of                              registered shares (with share certificate number              through             ) of QIAGEN N.V. (the “Company”), hereby notifies the Company that he/she/it wishes to attend and to exercise his/her/its shareholder rights at the Annual General Meeting of Shareholders of the Company to be held on Thursday, June 22, 2006 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands, and requests that the Company add his/her/its name to the admission list for the Annual General Meeting.

The undersigned registered shareholder realizes that he/she/it can only exercise his/her/its shareholder rights for the shares registered in his/her/its name on the day of the Annual General Meeting of Shareholders.

In witness whereof the undersigned has duly executed this form/caused this form to be duly executed by its authorized officers at                                               this              day of                             , 2006.

(Signature of registered shareholder)

(Signature of registered shareholder)

(Print full name of registered shareholder(s))

If the shares are held jointly, each registered holder must sign. Notification should be received no later than 5 p.m. (New York time) on June 15, 2006 at the offices of American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, United States of America.

AGENDA FOR THE

2006 ANNUAL GENERAL MEETING

OF SHAREHOLDERS

QIAGEN N.V.

The agenda for the 2006 Annual General Meeting of Shareholders (the “Annual General Meeting”) of QIAGEN N.V. (the “Company”) is as follows:

1.	Opening;

2.	Managing Board Report for the year ended December 31, 2005 (“Fiscal Year 2005”);

3.	Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for Fiscal Year 2005;

4.	Adoption of the Annual Accounts for Fiscal Year 2005;

5.	Reservation and dividend policy;

6.	Approval of the performance of the Managing Board during Fiscal Year 2005, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2005;

7.	Approval of the performance of the Supervisory Board during Fiscal Year 2005, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2005;

8.	(Re-)appointment of six Supervisory Directors of the Company for a term ending on the date of the Annual General Meeting in 2007;

9.	(Re-)appointment of four Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2007;

10.	Reappointment of Ernst & Young LLP as auditors of the Company for the fiscal year ending December 31, 2006;

11.	Extension of the Managing Board authority pursuant to Article 6 of the Articles of Association of the Company to acquire shares in the Company’s own share capital until December 22, 2007;

12.	Questions;

13.	Closing.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

QIAGEN N.V.

June 22, 2006

Please mark, sign, date and

mail your proxy card in the

envelope provided as soon

as possible.

Please detach along perforated line and mail in the envelope provided.

■ 00033030303330000000 3				062206

PLEASE MARK, SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

			FOR	AGAINST	ABSTAIN

		1. Proposal to adopt the Annual Accounts for the year ended December 31, 2005 (“Fiscal Year 2005”).	☐	☐	☐

		2. Proposal to approve the performance of the Managing Board during Fiscal Year 2005, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2005.	☐	☐	☐

		3. Proposal to approve the performance of the Supervisory Board during Fiscal Year 2005, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2005.	☐	☐	☐

		4. Proposal to (re-)appoint six Supervisory Directors of the Company for a term ending on the date of the Annual General Meeting in 2007.	☐	☐	☐

		5. Proposal to (re-)appoint four Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2007.	☐	☐	☐

		6. Proposal to reappoint Ernst & Young LLP as auditors of the Company for the fiscal year ending December 31, 2006.	☐	☐	☐

7.      Proposal to extend the authority of the Managing Board until December 22, 2007, pursuant to Article 6 of the Articles of Association of the Company, to acquire shares in the Company’s own share capital, without limitation, against a price between one Euro cent (Euro 0.01) and one hundred and ten percent (110%) of the average closing price of the Common Shares on the Nasdaq National Market for the five trading days prior to the day of the purchase or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price.

			☐	☐	☐

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR AND IN FAVOR OF THE PROPOSALS SET FORTH ABOVE UNLESS A CONTRARY SPECIFICATION IS MADE.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

■	Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the person named on the stock certificate has died, please submit evidence of your authority. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by an authorized person.	■

QIAGEN N.V.

Proxy for Annual General Meeting of Shareholders

to be held June 22, 2006

THIS PROXY IS SOLICITED ON BEHALF OF

THE MANAGING BOARD AND SUPERVISORY BOARD

THE UNDERSIGNED hereby appoints Mr. Peer M. Schatz, Dr. Joachim Schorr and Mr. Bernd Uder, or either of them individually and each of them with full power of substitution, as proxies to vote for and on behalf of the undersigned at the Annual General Meeting of Shareholders of QIAGEN N.V. (the “Company”) to be held on Thursday, June 22, 2006 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands, upon and with respect to all of the Common Shares of the Company to which the undersigned would be entitled to vote and act if personally present. The undersigned hereby directs Mr. Peer M. Schatz, Dr. Joachim Schorr and Mr. Bernd Uder to vote in accordance with their judgment on any matters which may properly come before the meeting, all as indicated in the Notice of the meeting, receipt of which is hereby acknowledged, and to act on the following matters set forth in such Notice as specified by the undersigned.

If no direction is given, this proxy will be voted FOR election of the Managing Directors and Supervisory Directors identified below and FOR Proposals 1, 2, 3, 6 and 7.

(Continued and to be signed on the reverse side.)

14475

QIAGEN

ANNUAL REPORT 2005

QIAGEN

Preparing the Future

Consolidated Statement of Income Data

Year ended December 31	2005	2004	2003	2002	2001
1,000 US$
Net sales	398,395	380,629	351,404	298,607	263,770
Cost of sales	122,755	125,658	118,786	96,508	79,673
Cost of sales – acquisition and restructuring related	439	1,454	3,618	—	—

Gross profit	275,201	253,517	229,000	202,099	184,097

Operating Expenses:
Research and development	39,100	35,767	31,789	28,177	26,769
Sales and marketing	94,689	87,506	83,005	75,086	64,830
General and administrative	40,123	41,715	42,269	42,030	36,022
Relocation and restructure costs	—	3,817	3,048	10,773	—
In-process research and development	3,239	—	—	—	—
Acquisition, integration and related costs	3,213	572	—	2,848	3,000

Total operating expenses	180,364	169,377	160,111	158,914	130,621

Income from operations	94,837	84,140	68,889	43,185	53,476

Other income (expense), net	2,427	(11,453)	(1,634)	(4,325)	2,847

Income before provision for income taxes and minority interest	97,264	72,687	67,255	38,860	56,323
Provision for income taxes	35,039	23,982	24,405	15,723	21,896
Minority interest (income) expense	—	—	—	(5)	8

Net income	62,225	48,705	42,850	23,142	34,419

US$
Diluted net income per common share	0.41	0.33	0.29	0.16	0.24

NUMBER OF SHARES
Weighted average number of common shares used to compute diluted net income per common share	150,172	148,519	147,173	145,787	145,055

Net sales prior to June 2004 include revenues related to the synthetic DNA business unit, the Company sold in June 2004.

Consolidated Balance Sheet Data

Year ended December 31	2005	2004	2003	2002	2001
1,000 US$
Cash and cash equivalents	191,700	196,375	98,993	44,893	56,460
Working capital	278,586	299,029	163,583	111,554	119,448
Total assets	765,298	714,599	551,930	454,511	356,968
Total long-term liabilities, including current portion	230,086	234,138	131,095	112,331	88,333
Total shareholders’ equity	450,457	400,376	334,786	263,031	212,975
Common shares	1,513	1,495	1,485	1,478	1,458

NUMBER OF SHARES
Shares outstanding	148,456	147,020	146,218	145,534	143,464

Consolidated Statement of Cash Flows Data

Year ended December 31	2005	2004	2003	2002	2001
1,000 US$
Net income	62,225	48,705	42,850	23,142	34,419
Net cash provided by operations	91,237	53,798	64,060	36,686	58,087
Net cash used in investing activities	98,501	51,149	14,057	64,792	90,798
Net cash provided by (used in) financing activities	2,955	95,623	(1,884)	6,123	66,245
Cash and cash equivalents beginning of year	196,375	98,993	44,893	56,460	24,008
Cash and cash equivalents end of year	191,700	196,375	98,993	44,893	56,460
Depreciation and amortization	24,955	22,961	25,788	24,709	15,059
Purchases of property, plant and equipment	13,728	12,621	19,558	59,136	102,067

US$
Cash EPS (operating CF/diluted shares)	0.61	0.36	0.44	0.25	0.40

1,000 US$
Free cash flow (net cash provided by operating activities less capital expenditures)	77,509	41,177	44,502	(22,450)	(43,980)

FINANCIAL HIGHLIGHTS

Did you know that QIAGEN products have been used in preparing more than 850,000,000* nucleic acid samples?

In a 2005 survey of 5,000 life science customers, QIAGEN was recognized as the most trustworthy supplier and ranked first in setting industry standards. With more than 500 products addressing all needs in preanalytical sample preparation and processing, QIAGEN provides scientists with the broadest product and technology platform for these applications in the industry. QIAGEN has built this powerful brand by continuously fueling science by providing solutions that enable complex analysis through standardized, reliable and easy-to-handle tools.

* Based on Company’s estimates

With close to $100 billion being spent every year in life sciences, researchers are seeking the answers to what makes individuals unique. The growing understanding of the content of living organisms, and the interactions between DNA, RNA and proteins is driving drug development and molecular diagnostics.

By creating indispensable solutions that set standards in facilitating access to content from any biological sample, we enable our customers to achieve breakthroughs in life sciences. We are leveraging this expertise and our capabilities in markets, including academic and pharmaceutical research, molecular diagnostics and applied testing. We are consequently preparing for future growth.

30 – 33	54 – 55
Letter from the Managing Board	Report of the Supervisory Board

36 – 39	56
Executing on Strategy –	Financial Calendar,
Addressing New Markets	Investor Relations Contact

44 – 49	Form 20-F
Research & Development –	Corporate Governance
Driving Innovation	Page 57

52 – 53
QIAGEN’s Common Share

Dear Shareholder,

We are pleased to inform you that 2005 was a very successful year for the Company. We met and exceeded our targets and added significant new capabilities and values to QIAGEN. In 2005, consolidated net sales increased 5 % to $ 398.4 million from $ 380.6 million in the year ended December 31, 2004. In June 2004, we divested our Operon synthetic DNA business unit through a management buy-out. This divested business had contributed approximately 10 % to QIAGEN’s consolidated revenues in the first two quarters of 2004. Net income increased 28 % to $ 62.2 million from $ 48.7 million in 2004 and diluted earnings per share increased 24 % to $ 0.41 per share, compared to $ 0.33 in 2004.

Letter from the Managing Board

“Executing on our strategy” was the headline of our 2005 agenda. In early 2005, we outlined our strategic program to our shareholders. This program targeted expanding our market and technology leadership in existing and new growth markets. Our initiatives focused on innovation, catalytic acquisitions, and expansion into new arenas for our core capabilities. We are driving change in our industry by focusing on the existing and future needs of our more than 400,000 customers worldwide.

Innovation was a major growth driver in 2005. We built very exciting positions in the life sciences and molecular diagnostics markets with the successful launch of over 50 new products, thereby impressively demonstrating the power of our innovation engine. These newly launched products generated 4 % of our net sales in 2005. This is almost two times more than we had recorded from newly launched products in previous years. We believe that these results are based on fundamental changes to our innovation processes that we introduced in 2004. We are also looking at a very strong pipeline of new products for the year 2006 and beyond. Our innovation leadership and success has allowed QIAGEN to expand its technology and market leadership and once again outperform the industry in terms of organic growth achieved.

Standardization is a key success factor that is increasingly shaping our business today. By focusing our value proposition as not only the most innovative but also the leading provider of preanalytical solutions, we significantly expanded our position as the standard setter in this area. Our portfolio has broadened through many new product introductions in the preanalytical areas of collection, stabilization, preparation and handling of protein and nucleic acid samples. Even though our overall product portfolio has broadened, the new products are all in our core focus on preanalytical solutions. Our focus has even increased through a clear definition of our strategic footprint. Many of our preanalytical products are targeting regulated use in areas such as molecular diagnostics, veterinary testing and others. In 2005, we achieved regulatory certifications for a number of products including a de novo 510 (k) from the U.S. Food and Drug Administration (FDA) for the PreAnalytix PAXgene Blood RNA System.

In addition, we leveraged our internal innovation capabilities and development programs with a number of partnerships and acquisitions. We successfully completed six focused acquisitions in the area of preanalytical solutions. These transactions included the acquisitions of RNAture, Eppendorf’s 5-Prime business and Tianwei Times in the area of preanalytical solutions for nucleic acids and Nextal Biotechnologies, LumiCyte, Inc. and SuNyx GmbH in the area of preanalytical solutions for proteins. These acquired businesses enhance QIAGEN’s portfolio in terms of strategic and technological strengths, making them very complementary to our core focus.

In 2005, we also added more focus to addressing opportunities for our products in high growth markets such as molecular diagnostics and applied testing. These rapidly growing segments are benefiting significantly from our preanalytical and molecular testing products and capabilities. They cover wide ranges of promising applications and move technologies developed in research laboratories directly into areas impacting people’s everyday lives.

With an estimated market size of $ 2 billion, molecular diagnostics plays a key role in our expansion strategy. In 2005, we acquired PG Biotech, a molecular diagnostics company in China, and artus GmbH, a leading player in the PCR-based molecular diagnostics field. These acquisitions were highly strategic as they allowed us to create a mirror image of the product range we offer in the research markets by adding a broad portfolio of molecular diagnostic assays and related intellectual property to our preanalytical capabilities which are already well established in the molecular diagnostics industry. Our value as a partner to the molecular diagnostics industry has therefore increased tremendously. These additions, along with our existing presence, have catapulted QIAGEN to one of the leading global players in the molecular diagnostics industry. Our direct sales together with our sales to partners in molecular diagnostics already accounted for approximately a quarter of our revenues in the fourth quarter of 2005.

Letter from the Managing Board

QIAGEN is also targeting the rapidly growing applied testing markets with a much more focused effort. Our products are recognized standards in areas such as forensics, veterinary testing, food testing, biodefense and other areas. QIAGEN launched a number of new products in these areas, including highly specific tests that allow effective and rapid detection of the avian flu virus. In their fight against the spread of H5N1 infection, major testing centers around the globe have adopted our solutions for molecular testing for these viruses. Our Company has also made available a number of protocols using QIAGEN technologies as standard components that are recommended by various government and other public institutions to test for avian flu.

Our Company is in a very exciting phase. It is highly focused and well positioned to capture the most attractive growth and profit opportunities in the years ahead. We would like to thank you for your confidence in QIAGEN and your support. We are committed to leveraging our leadership position and increasing shareholder value. We will keep working hard – and strive to drive our growth and to develop leading solutions which help to improve people’s health and their quality of life.

Our thanks also go to our more than 1,700 employees. The talent, skills, and passion of our workforce are key to QIAGEN’s exceptional business performance. We are extremely proud that QIAGEN has been awarded one of the 10 “Best Companies to Work For” in 2005 by the renowned Corporate Research Foundation (CRF) and Geva Institute in Munich, Germany.

Thank you for your interest in QIAGEN.

We look forward to reporting on future successes.

Sincerely,

/s/ Peer M. Schatz
Peer M. Schatz, Chief Executive Officer

Did you know that QIAGEN has the most comprehensive product portfolio for protein sample preparation?

The human body contains thousands of different proteins with essential roles in maintaining life. The specific role that a protein plays is determined by its sequence and its three-dimensional structure. QIAGEN's MPep and MProtChip technologies provide scientists with a standardized and rapid solution for preanalytical protein sample preparation. These cost-effective solutions simplify most of the critical steps involved in complex protein analysis procedures, including MALDI-mass spectrometry and X-ray crystallography.

Executing on Strategy – Addressing New Markets

QIAGEN is the world’s leading provider of tools that enable the handling of samples for molecular analysis. From DNA to proteins, we offer solutions that facilitate their isolation, extraction and subsequent testing. Anticipating the natural evolution and needs of our customers, QIAGEN’s solutions are indispensable in genomics, proteomics and in the rapidly growing applied testing and molecular diagnostics markets.

LIFE SCIENCES MARKETS

In recent years, there have been many scientific breakthroughs; one example was the sequencing of the human genome. Since then, scientists have deciphered the genomes, or blueprints, of humans, animals, plants and insects as well as those of bacteria, fungi and viruses. Although monumental achievements, these are only the first steps in understanding biological life. Researchers are delving even deeper into cells to examine the labyrinth of pathways that control their function. From the cell surface to the nucleus, biological molecules (DNA, RNA and proteins) interact, causing a cascade of effects. By uncovering and modeling these effects, scientists are gaining a greater insight into normal versus diseased function, not only in cells but also larger biological systems, including whole organisms. Similarly, this information can be applied to determine what makes individual entities unique, such as in DNA fingerprinting in humans or in genetic modification (GM) testing in plants.

Close to $100 billion are being spent each year on research and development in life sciences, and the breakthroughs achieved with QIAGEN products have a dramatic impact on the future both for the Company and the scientific community at large. QIAGEN’s products enable scientists to extract and analyze biological information from any sample as well as create innovative new ways of applying this knowledge. Advances in life sciences have started to unravel and allow access to this myriad of information. Researchers now have a deeper understanding of all the different biological molecules, including DNA, RNA and proteins, and how they interact and influence one another. The understanding of how a specific disease develops will fuel the identification of biomarkers – DNA, RNA and protein markers, that will guide drug development and create diagnostic value.

Each year nearly $ 100 billion are spent on life science research.	Scientists need tools to access and further understand this content, these elements of life. QIAGEN provides essential solutions that enable access to this content and thereby help customers make further breakthroughs in life science research. At the same time, QIAGEN is leveraging this deep expertise and its broad capabilities to expand in emerging areas, such as clinical research, molecular diagnostics and applied testing that will drive future growth of the Company.

Executing on Strategy –Addressing New Markets

The value of standardizing tools is evident. By using the same protocols and products, our customers worldwide and across market segments can rely on absolute comparability of results. Our solutions clearly represent the preanalytical references and also meet the quality standards required in clinical development and testing.

In this regard, QIAGEN faces a multifaceted and fast changing market, which we address by maximizing the impact of our resources through activities that can be divided into three clear areas – in-house development, partnering and acquiring. These measures contributed to the successes we achieved in 2005 and will provide significant innovation and product launches throughout 2006 and into 2007.

Life Sciences Markets	DEVELOP
With more than 50 products launched in 2005, QIAGEN’s R&D output significantly surpassed all previous years. Products such as our Qproteome product line for advanced protein fractionation, the AllPrep DNA/RNA Mini Kit for simultaneous purification of genomic DNA and total RNA from the same cell or tissue sample, and the HP GenomeWide siRNA portfolio for knockdown of all human, mouse and rat genes using a pre-designed siRNA portfolio, offer researchers increasingly sophisticated tools to keep pace with scientific advances. QIAGEN is successful because we take these innovative products and provide them to our customers as easy-to-use, integrated solutions.

PARTNER

Access to external technologies forms the basis for accelerated innovation and future value creation for the Company. This strategy helps create improved capabilities and expands QIAGEN’s reach into associated research fields. In 2005, collaborations with companies such as Procognia Ltd. and Epigenomics AG opened new horizons to address previously unmet needs in sample preparation. Our new alliance with Eppendorf AG links two of the strongest brands and product lines in the industry to ensure the highest compatibility of products and take standardization to the next level.

ACQUIRE

The acquisitions made by QIAGEN in 2005 are expected to have a significant impact on internal product innovation and future growth of the Company. The acquisitions of LumiCyte, Inc., SuNyx GmbH and Nextal Biotechnologies expanded QIAGEN’s technology portfolio of standardized solutions for protein sample preparation for advanced analysis procedures including MALDI-mass spectrometry and X-ray crystallography. Through its acquisition of Tianwei Times, QIAGEN entered the Chinese markets. We thereby expanded our leadership in China by creating solutions tailored for the specific needs of Chinese markets.

In all life sciences fields, QIAGEN is benefiting from considerable market opportunities thanks to its technology leadership position and vast experience in creating integrated preanalytical solutions for researchers. This expertise and know-how is key in fast emerging sectors of science such as molecular diagnostics and applied areas, including forensics and food testing, as well as the agricultural, environmental and veterinary sectors.

MOLECULAR DIAGNOSTICS MARKETS

Recent advances in molecular and cell biology have provided a new dimension of understanding of the mechanisms of disease. This new understanding has been translated into tools for molecular diagnostics that diagnose disease at a molecular, primarily DNA or RNA , level. Detecting such targets not only provides a signature for the presence of a disease, but in the future may also provide the direction for drug targeting programs in the pharmaceutical industry, thereby creating a tight link between diagnostics and therapeutics.

Currently, the size of the molecular diagnostics markets is estimated to be about $ 2 billion according to certain industry and market research organizations. The sector is rapidly growing, at a rate of 15 – 20% , driven by the continued launch of new tests. But this is just the beginning. While current QIAGEN products and tests mostly target infectious and genetic diseases as well as pharmacogenetic targets, molecular diagnostic techniques are also being applied to other areas, such as cancer. We anticipate that improvements and advances in technology will progress rapidly and that in the future a vast array of factors relevant for human health will be tested.

QIAGEN has been able to create significant positions in the molecular diagnostics markets by building on its brand for technology leadership which has been well established in molecular diagnostics since the early days of this industry. In 2005 we launched more than 30 molecular diagnostic products and were granted the first-ever regulatory clearance [FDA 510( k) for the PAXgene Blood RNA System] for such a sample preparation product in the diagnostics industry. The PAXgene Blood RNA System consolidates several key preparation steps including sample collection, stabilization and purification and provides scientists an integrated, standardized approach to extract pure RNA from blood.

Today, the molecular diagnostics markets are estimated to be about $ 2 billion.	We believe our position will rapidly expand as we target additional sales channels in areas of high growth. In the last 18 months, QIAGEN has taken significant steps in this direction.

Executing on Strategy –Addressing New Markets

Molecular Diagnostics Markets	DEVELOP
QIAGEN’s R&D team focused significant resources in 2005 on exploring the broad synergies, interdependencies and links between sample preparation and assays (tests). In addition, automation is gaining in importance due to the number and complexity of the steps involved during preparation and analysis. QIAGEN is in a very strong position here as we not only have molecular biology capabilities in-house but also the instrumentation capabilities to create simple-to-use procedures.

PARTNER

QIAGEN has more than 25 collaborations in the diagnostics industry that help these partners to leverage our leading preanalytical and assay technologies as part of their own offerings. Our assays run not only on QIAGEN machines, but also on those from many other suppliers. In this growing “Business to Business” market we provide partners with an all-in-one solution to their sample processing, assay and instrumentation needs – a “QIAGEN inside” strategy.

ACQUIRE

Acquisitions along the lines of artus GmbH, PG Biotech Co. Ltd. and Eppendorf 5-Prime played a decisive role in 2005 in our rapid expansion strategy in molecular diagnostics. Over a short time period, QIAGEN has rapidly moved to become a leading player in the molecular diagnostics space. Our efforts have focused on integrating gold standard, regulated sample preparation products, which have been our trademark for the last 20 years, with easy-to-apply diagnostic assays. In 2005, we launched a portfolio of more than 80 products including 30 CE-marked and 10 SFDA (China’s State Food and Drug Administration) approved assays.

In addition to product expansion, QIAGEN’s strategy has also been to extend into new geographic regions, such as China. The acquisition of PG Biotech Co. Ltd., located in Shenzhen, has brought to QIAGEN a leading position in molecular diagnostics in China.

We plan to continue strengthening our position in molecular diagnostics through continued alliances with global partners and additional strategic acquisitions, not only in the preanalytical space but also for the assays themselves which are highly linked to QIAGEN’s product portfolio for preanalytical sample preparation. We envision creating a broad portfolio of automated and integrated products that serve both current and untapped future markets. QIAGEN’s expertise makes it the leading company in terms of speed and capabilities to create rapid responses in the form of diagnostic solutions to emerging molecular diagnostics needs.

APPLIED TESTING MARKETS

Molecular biology is now reaching into many aspects of daily life, from testing for contaminants in the food that we eat and water we drink, to identifying a suspect from biological traces such as a single hair left at a crime scene. Very unusual but highly interesting applications are emerging, including genotyping of race horses for the UK studbook; testing wine barrels to ensure that the correct origin of oak wood has been used; gaining a competitive edge through genetically tailored training for Australian rugby players; setting up a diet plan based on metabolic profiles through nutrigenomics; or tracking products made from protected species such as crocodiles.

Current analyst estimates for the applied testing market size are approximately $ 500 million per year but as more applications are introduced, growth rates of 25–30 % per year are anticipated for the next 5 years. This diversified sector has varied needs but one common factor – the need to have rigorous, standardized procedures to prepare samples and run tests with highly reliable results.
Testing procedures are often conducted by staff without scientific training. The products needed are therefore ideally automated and integrated from sample preparation to analysis. At times of greatest demand, products need to be fl exible enough to incorporate the often dramatic step-up to high throughput, for example during the BSE, SARS and avian flu crises.

Applied testing – a small market with exciting growth rates going forward.

Executing on Strategy –Addressing New Markets

QIAGEN is placing a strong emphasis on the applied market segments. Our products include preanalytical sample processing and assays. Our regulatory expertise allows us to also address the regulatory needs in the applied testing markets.

As the incidence of avian flu begins to spread to more and more countries, global surveillance of this influenza virus is becoming increasingly important. According to a survey conducted in December 2005 by QIAGEN, more than 80 institutions were using QIAGEN’s products and tests as standard tools in their global avian flu monitoring programs. The technological leadership in providing solutions for pathogen testing enables QIAGEN to act rapidly in addressing pandemic threats, and our competitive edge in research and applied testing often feeds directly into our molecular diagnostics competitive advantage.

Applied Testing Markets	DEVELOP

In 2005, we actively placed resources into developing second generation products for avian flu detection such as the artus™ Influenza/H5 LC RT-PCR Kit. This highly sensitive test detects the virus in humans in less than 75 minutes. In November, QIAGEN announced the global launch of the first and only government-approved PCR avian flu test for animals. This kit was based on a product already launched in China in 2004. QIAGEN is now the largest provider of avian flu test kits and components used to detect the virus in animals. This allows authorities to monitor outbreaks and the spread of the disease, as well as test for contaminated poultry during quarantine inspections.

PARTNER

QIAGEN collaborates with a number of governmental and biosecurity organizations as well as with numerous criminal investigation and police departments all over the world to ensure standardized procedures in sample processing and testing.

ACQUIRE

Our acquisition of artus GmbH and PG Biotech Co. Ltd. in 2005 not only gave us a platform in molecular diagnostics, but also multiple applications in the applied testing markets such as veterinary testing products and the portfolio for avian flu. Products developed through the integration of these two companies are expected to expand our presence further into veterinary and agricultural sectors.

As with molecular diagnostics, we have made great strides in creating a dedicated sales and marketing channel targeting applied testing that can leverage the strong QIAGEN brand to drive future growth. Moving forward, QIAGEN intends to expand its position in applied testing through focused acquisitions and increased collaborative agreements, particularly with companies with an existing business that could benefit from adding molecular techniques. With a market so promising and segmented, our future strategy is to solidify an early leadership position in key areas through focused acquisitions along the lines of artus GmbH and PG Biotech Co. Ltd. that also have leverage in molecular diagnostics.

Did you know that QIAGEN provides more molecular diagnostic assays than any other company?

QIAGEN's portfolio of integrated diagnostic solutions, encompassing standardized preanalytical solutions, optimized assays and dedicated automated platforms, enables nucleic acid testing to achieve unmatched performance and regulatory compliance. QIAGEN's portfolio spans over 80 products, including 30 CE-marked and 10 SFDA (China's State Food and Drug Administration) approved assays for the detection of a variety of viral and bacterial pathogens, select assays for genotyping and veterinary medicine, and a strong pipeline of complete biomarker panels for certain disease profiles.

eppendorf

Research & Development – Driving Innovation

The QIAGEN brand is synonymous with cutting-edge innovation. This was demonstrated in an impressive way again in 2005. Following the implementation of a series of changes to our innovation processes in 2004, we have achieved a new level of success. With 51 new products launched and more than 150 in the pipeline, QIAGEN delivered a record performance. New product introductions in 2005 nearly doubled their contribution to QIAGEN’s net sales and accounted for a leading 4 % of total revenue.

The infrastructure and workflow changes that we introduced into our innovation processes have had a dramatic impact in the way that we do business across the whole Company. By optimizing the innovation process, QIAGEN was able to introduce new products to customers in record time over the last 12 months. In bringing together chemistry, biology and engineering excellence with our marketing, business development and sales teams, we created a culture that fosters openness and the rapid and informal exchange of ideas, while still ensuring a high performance discipline in development. These factors are solid bases for our future success.

QIAGEN’s R&D efforts focus on three distinct product areas: preanalytical sample processing, assay development and automation. Our products cover a broad spectrum of markets from life science research to molecular diagnostics and applied testing, but are highly focused in these three product areas. By leveraging expertise and market leadership in our core sample preparation product areas, we are able to quickly and efficiently address emerging and rapidly growing markets. These strengths enable QIAGEN to quickly adapt and enhance product properties and characteristics to target specific customer needs for volume, speed, complexity and regulatory status in the various market segments.

QIAGEN leverages its corporate strategy of in-house development, partnering and catalytic acquisitions into three areas that we have defined as the mega trends impacting our markets: increasing need for standardized products for preanalytical sample processing; the convergence of research disciplines into more integrated approaches (systems biology); and the dissemination of molecular biology technologies into new markets and fields of application.

PREANALYTICAL SAMPLE PROCESSING

Reliable, robust and yet highly efficient preparation of DNA, RNA or proteins from samples is essential for accurate and reliable results in key molecular biology analytical procedures. Such procedures include polymerase chain reaction (PCR), genotyping, gene expression analysis,

Research & Development – Driving Innovation

X-ray crystallography and mass spectrometry. QIAGEN has developed market and technology leading solutions that allow unparalled performance in the sample preparation of biological analytes from almost any sample for all key applications. By providing standardized, integrated and automated processing procedures, QIAGEN is ensuring high-quality analysis performance downstream.

320 people in R & D in 5 Centers of Excellence around the world working on more than 150 different projects.	With more than 320 people in research & development working on more than 150 different projects in five Centers of Excellence around the world, QIAGEN is accelerating its innovation in fields such as preanalytical sample processing in biomedical research, molecular diagnostics and applied testing. We are also driving the development of next-generation products in application development, including gene silencing and regulation, assay development for molecular diagnostics, basic research in evaluation and development of new technologies, and automation systems development.

In early 2005, Qproteome, the most comprehensive product line for preanalytical processing of protein fractions, was launched to address the growing need of researchers working in proteomics. Protein fractionation is increasingly being used in parallel to and in combination with nucleic acid sample preparation to prepare proteins so that interactions of these molecules in biological systems can be studied. QIAGEN Qproteome kits allow researchers to efficiently and reproducibly separate proteins from different cell compartments, such as the cytosol, membranes, nucleus or cell organelles. They are also able to separate proteins within the sample into fractions of proteins from different cellular components and with different states such as active (phosphorylated), non-active or chemically modified (e. g. glycosylated).

In addition, QIAGEN’s unique product portfolio for preanalytical processing of proteins was expanded by the acquisition of the product and technology portfolios of Nextal Biotechnologies,

LumiCyte, Inc. and SuNyx GmbH. The acquired technologies have been integrated with existing QIAGEN technologies to cover the complete proteomics workflow, enabling scientists to make significant breakthroughs in systems biology by linking information on DNA, RNA and proteins.

By acquiring Nextal, QIAGEN has built a leadership position in the rapidly growing area of protein sample preparation for crystallography, a process used to determine the three-dimensional structure of proteins. Prior to this type of analysis, proteins need to undergo a series of complex preparatory steps. QIAGEN’s and Nextal’s products form an ideal sequential symbiosis to significantly simplify these preanalytical handling procedures.

The acquisition of LumiCyte and SuNyx provided QIAGEN with a unique portfolio of technologies used to prepare protein samples prior to mass spectrometry. Mass spectrometry is a key tool for the analysis of proteins. LumiCyte’s STS biochips and SuNyx’s MPepChip platform, combined with QIAGEN solutions such as the Qproteome product line and others, significantly increase the sensitivity of mass spectrometry particularly in samples containing very low levels of proteins. The simplified preanalytical sample processing allows new dimensions of analysis sensitivity on a wide range of mass spectrometers.

QIAGEN has consistently created significant customer value by providing scientists in all areas of life science with new technologies and products. These include innovative preanalytical processing tools that provide new standards for the analysis of gene-protein and protein-protein interactions, as well as solutions that seamlessly link protein and nucleic acid analysis to PCR analysis via integrated, standardized procedures. These advances are often achieved through strategic acquisitions or partnering that bring to QIAGEN technologies to supplement in-house development.

QIAGEN’s excellence in R&D allows catalytic effects of acquisitions.	The acquisition of Shanghai based Tianwei Times expanded QIAGEN’s position as the leading supplier of products and technologies for preanalytical sample preparation in China. Tianwei’s research, with its clear focus on scientific excellence and its strong reputation, in combination with QIAGEN’s expertise in preanalytical sample preparation will allow us to tailor preanalytical solutions for nucleic acids and proteins to meet the specific needs of this rapidly growing scientific community.

Strategic collaborations are as important in QIAGEN’s strategy as acquiring new technologies or developing them ourselves. QIAGEN is currently collaborating in research & development with more than 50 academic and industry partners. An example of this type of collaboration is the agreement with Epigenomics AG that we established in 2005. The two companies are working together to create and introduce a gold standard in DNA methylation sample preparation, particularly in and around the currently very complex preanalytical bisulfite treatment step. DNA methylation analysis is an emerging research area in life sciences and has promise in molecular diagnostics.

Research & Development – Driving Innovation

Another important partnership was created in 2005 when QIAGEN agreed with Eppendorf AG to co-develop and co-market complementary and optimized products. This alliance links two of the strongest brands and product lines in the industry to ensure the highest compatibility of products targeting the research, applied testing and molecular diagnostics markets. The synergy between each company’s innovation engines will propel the development of new tools by adding function to Eppendorf products with QIAGEN’s biological and chemical preanalytical capabilities. This will allow both partners to take ease-of-use and robustness of molecular biology methods to the next level as well as to set new standards.

PreAnalytiX, our joint venture with BD (Becton, Dickinson and Company) was granted 510 (k) clearance in 2005 from the U.S. Food and Drug Administration (FDA) and CE mark from the European Medicines Agency (EMEA) for the PAXgene Blood RNA System. This is the first such preanalytical sample preparation product in molecular diagnostics to receive regulatory approval. This integrated system standardizes the collection, storage and transport of blood, and helps stabilize intracellular RNA in a closed tube. Intracellular RNA can provide an accurate picture of in vivo gene expression, which is essential for understanding gene regulation as it relates to different disease states and a patient’s response to drug therapy. The PAXgene Blood RNA System has potential for many clinical applications including being a key component of diagnostic products, pharmacogenomics and toxicogenomics in research, drug discovery and drug development. In the future, the PAXgene Blood RNA System may be utilized as an enabling tool for clinicians to monitor therapy effectiveness and disease progression.

QIAGEN and PreAnalytiX products are being used in more than 100 clinical trials today.	QIAGEN is committed to providing the tools that can help develop safer and more effective drugs. With regulatory approval for key preanalytical solutions, we are able to provide globally available, standardized technologies for all pharmacogenomic applications from basic research to clinical testing. Following the publication of guidelines from the FDA in March 2005 regarding the collection of genetic information on patients in clinical studies, we believe QIAGEN is ideally placed to create value in pharmacogenomics. At present, QIAGEN products are already being used in more than 100 clinical trials, and PreAnalytiX products are involved in more than 50 clinical studies.

ASSAY DEVELOPMENT

Assays are the procedures that make a target analyte detectable and are therefore often described as testing solutions. They often involve signal amplification or target amplification procedures such as PCR. These assay procedures are intricately linked with preanalytical processing steps and QIAGEN has strong leadership positions in both areas.

To understand the opportunity for QIAGEN in molecular diagnostics, it is important to understand the whole process involved, from sample collection to result. After blood samples are drawn from a patient they need to be stabilized in order to avoid degradation of the target analytes during processing. The samples are then transported to a laboratory where the isolation and purification of the nucleic acids contained in the sample is performed. Then an assay, such as PCR, is performed to make the purified target analyte visible against the background of all the other purified nucleic acids. The target nucleic acid can then be detected. The quality of each step of the process has a dramatic impact on the final result. Consistent and reliable products and standardized procedures are therefore vital to ensure accuracy of the resulting information. QIAGEN is present at all points along this path and is striving to make these procedures even simpler and more convenient.

In 2005, QIAGEN significantly expanded its assay expertise and presence. Previously, QIAGEN provided generic assay technologies for research or for use in third-party molecular diagnostic assays. With the acquisition of artus GmbH, PG Biotech Co. Ltd. and Eppendorf’s 5-Prime PCR reagent business in 2005, QIAGEN significantly expanded its broad IP portfolio around assays. This included gaining access to a diagnostic PCR license, which puts QIAGEN into a class of five companies that have rights to develop and market such PCR-based molecular diagnostics. By leveraging our capabilities, QIAGEN built one of the largest PCR-based molecular diagnostic assay portfolios in the world.

80 different assays, including 30 CE- marked and 10 SFDA (China’s State Food and Drug Administration) approved assays, 30 new innovative products underway.	In 2005, we also launched a broad number of assay panels, primarily related to PCR, in all important disease areas for today’s molecular diagnostics, including infections of the respiratory tract, transplantation and gastrointestinal diseases.

With an integrated portfolio of more than 80 products, including 30 CE-marked and 10 SFDA (China’s State Food and Drug Administration) approved assays, and the introduction of more than 30 new innovative products underway, including several for the Chinese market, QIAGEN feels it is well positioned to take advantage of the growing momentum in the molecular diagnostics space.

Testing at the molecular level is being used just as extensively outside human health. These applied testing markets, such as forensics, food control and veterinary applications, offer many challenges due to the nature of the sample being tested, the protocols being used and laboratory skills of people without scientific training conducting the tests. At QIAGEN, we look on this varied market as a great opportunity to demonstrate that our approaches and solutions are easy to use, robust and reliable. For example, on-site quality control in meat processing needs testing solutions for many targets such as pathogens and specific genetic patterns. In such environments, solutions are sought that are simple, quick and completely automated so that they can be used many times during the production process by any person.

The basic technologies used in the research, the applied testing and the molecular diagnostics markets are often similar. This, in combination with the significant size of these markets, allows QIAGEN’s R&D to remain highly focused and still address many rapidly growing market segments.

Research & Development – Driving Innovation

AUTOMATION

QIAGEN’s range of automated platforms has continued to grow as our customers demand more standardized preanalytical processing of nucleic acids and proteins. Preanalytical sample preparation on integrated, automated platforms is important for most of our customers in clinical research, molecular diagnostics and applied testing.

50 QIAGEN engineers together with an external network of 50 partners focus on creating automated solutions for preanalytical sample processing and assay technologies.	We have a team of 50 expert engineers that focus on creating automation solutions for our consumable technologies. Together with a network of approximately 50 external partners in instrumentation, we have created a complete range of solutions that provide automation for our leading consumable technologies from lowest throughput needs to highest throughput processing for customers such as centralized molecular diagnostics laboratories.

QIAGEN focuses on designing instruments that meet customer needs and optimally perform the key interactions with our chemistries. Our instruments are assembled in Hombrechtikon, Switzerland, where all steps of development starting with the first idea up to the assembling of the different instrument components are accomplished in-house. The manufacturing of components is largely outsourced.

In 2005, we launched a number of new products in the instrumentation area. The recently launched BioRobot Universal System integrates all the instrumentation, software and purifi cation and enzyme technologies that are required for high-throughput systems biology applications. Fully automated, optimized protocols enable preanalytical processing of RNA, DNA and proteins, and standardized RT-PCR and PCR setup in a 96-well format.

Did you know that QIAGEN automation interlinks sample preparation engineering, chemistry and biology?

QIAGEN's advanced BioRobot product line addresses the increasing demand for standardized preanalytical sample preparation on an automated platform from low- to high-throughput applications in all areas of life science. Highest reliability, ease of use and technological robustness positions QIAGEN as the industry's top supplier of sample preparation instruments. In 2005, QIAGEN successfully launched the next-generation BioRobot Universal System, providing scientists with a "one stop" solution for high-throughput systems for molecular biology applications, linking purification technologies with specific enzyme technologies on the same platform.

QIAGEN’s Common Share

QIAGEN’s common shares, traded as global shares, are registered and have traded on the NASDAQ National Market in the United States since June 1996 and since January 2003 on the Prime Standard Segment, a premium segment created by the German Stock Exchange in late 2002.

NASDAQ		LISTING INFORMATION
Market	NASDAQ	The Company believes that the dual listing on NASDAQ and Frankfurt Stock Exchange provides significant advantages for the Company, its shareholders and employees. Such advantages also include increased visibility of QIAGEN in both Europe and the U.S., which can positively impact sales and other aspects of our business. The Company also believes that its dual listing enlarges the trading market for the securities and thereby increases liquidity. This liquidity is also facilitated by the fact that the equity security traded on both exchanges is QIAGEN’s common shares (Global Share Program).
Segment	NASDAQ
National Market
Ticker	QGEN
ISIN	NL0000240000

German Stock Exchange

Market	German Stock Exchange	TRADING INFORMATION

Segment	Prime Standard	With a daily average trading volume of more than 700,000 shares during 2005 (approximately 250,000 shares being traded on the NASDAQ and more than 400,000 shares on the Frankfurt Prime Standard Exchange, and 50,000 shares on other German markets) QIAGEN common shares showed high liquidity on both markets. As of December 31, 2005, the free fl oat, affecting the weighting of QIAGEN common shares in various indexes, was approximately 86.9%. Members of the Managing Board and the Supervisory Board hold approximately 7.4 % of the outstanding shares. We believe that the majority of QIAGEN’s common shares are held by institutional share-holders in Europe and in the U.S., and are nearly equally split between both markets.
WKN	901626
Ticker	QIA

Capitalization (Dec. 31, 2005)		INVESTOR RELATIONS INFORMATION

Market	US$ 1,744 million	QIAGEN is strongly committed to ensuring that both individual and institutional shareholders, analysts and journalists are provided with a regular flow of transparent, comprehensive and readily accessible information on the Company’s strategy, business and results. During 2005 QIAGEN’s management presented at 27 national and international institutional conferences. More than 45 roadshows and in-house visits in Europe and the U.S. provided the opportunity for numerous individual discussions with investors and analysts. In 2005, QIAGEN shares were followed by more than 25 analysts from all major institutions with a predominantly positive rating on the stock during the year.
Capitalization
Shares outstanding	148,455,864
Free float	approx. 87%

QIAGEN’s Common Share

QIAGEN STOCK PRICE DEVELOPMENT

NASDAQ 2003-2005

Over a period of three years, starting January 1, 2003, QIAGEN shares clearly outperformed the NASDAQ Biotechnology Index (NBI).

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QIAGEN NBI

2003 2004 2005

GERMAN STOCK EXCHANGE 2003-2005

Over a period of three years, starting January 1, 2003, QIAGEN shares slightly outperformed the TecDAX Index (TecDAX in Euro).

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QIAGEN TecDAX Index

2003 2004 2005

To our Shareholders,

QIAGEN N.V. experienced another exciting year. The Supervisory Board thanks QIAGEN’s Managing Board and employees for their contributions to QIAGEN’s success in 2005.

The Supervisory Board exercised supervision over the Managing Board’s policies and business conduct throughout the financial year. Acting in the best interests of the Company and its business, and consistent with past practice, the Supervisory Board monitored the Company’s activities, including its strategic, economic, and market developments, R&D investments, acquisitions and alliances, and human resources management. Through its Compensation Committee, the Supervisory Board executed and monitored compliance with the Company’s Remuneration Policy approved by the shareholders’ meeting held on June 14, 2005. The Remuneration Policy and the various aspects of the compensation of the Management Board are summarized in the Remuneration Report and published on the Company’s website. Information on the Company’s activities was communicated by the Managing Board to the Supervisory Board through regular meetings and business reports.

QIAGEN N.V. is a company organized under the laws of the Netherlands and has an international network of subsidiaries. The Supervisory Board follows the principle of increasing shareholder value to further represent the interests of all shareholders and has always placed the highest standards on its Corporate Governance principles. Since 1997, QIAGEN has endorsed the 40 recommendations made in the report of the Netherlands Committee on Corporate Governance, which was replaced by the Dutch Corporate Governance Code on January 1, 2004. It is the Company’s policy to follow the guidelines for Good Practice of Corporate Governance as described in this Code although some minor deviations may result from effects such as legal requirements imposed on QIAGEN or industry standards. QIAGEN is also subject to the rules regarding Corporate Governance set by NASDAQ, where the Company’s common shares have been listed since 1996. In addition, QIAGEN has adopted the standards set by the Corporate Governance Code of Germany, where the Company’s common shares have been listed since 1997. QIAGEN provides detailed updates regarding compliance with the German and the Dutch Corporate Governance Code in the “Corporate Governance” chapter in this 2005 Annual Report.

QIAGEN N.V. is a limited liability company incorporated under the laws of the Netherlands. All Company operations are carried out in accordance with Dutch Corporate Law, U.S. Federal Securities Law and Regulations, and the laws of the German capital market, in particular the Börsengesetz and the Wertpapierhandelsgesetz.

Report of the Supervisory Board

The common shares of the Company are registered and traded in the United States of America on the NASDAQ National Market and in Germany on the Frankfurt Stock Exchange. Since January 1, 2003 QIAGEN’s common shares are accepted for trading on the Prime Standard Segment, a premium segment created by the German Stock Exchange in late 2002. Shareholders in the United States and in Europe hold the majority of the Company’s shares. The Company has used its funds to fuel internal growth and to finance acquisitions. The Supervisory Board proposes to retain 2005 earnings to address these goals. We strongly believe that this policy benefits shareholders by increasing shareholder value.

In this Annual Report, the Financial Statements for the year 2005 are presented as prepared by the Managing Board, audited by Ernst & Young LLP (Independent Registered Public Accounting Firm), and examined and approved by the Supervisory Board. We recommend that the Annual General Meeting of Shareholders adopts these Financial Statements, including allocation of profits to retained earnings.

The Supervisory Board proposes that the members of the Managing Board be re-elected at the Annual General Meeting of Shareholders being held in Venlo on June 22, 2006.

/s/ Detlev H. Riesner
Venlo, The Netherlands, April 2006
Prof. Dr. Detlev H. Riesner, Chairman of the Supervisory Board

Financial Calendar / Investor Relations Contact

INVESTOR RELATIONS		IMPRINT

Dr. Solveigh Mähler		Layout/design, visualization and setting:
Director Investor Relations		3st kommunikation, Mainz

Phone	(+49) 2103-29-11710	Photography:
Fax	(+49) 2103-29-21710	Stefan Wildhirt, Offenbach
Mail	ir@QIAGEN.com	Michael Dannenmann, Düsseldorf

QIAGEN GmbH
QIAGEN Strasse 1
40724 Hilden
Germany

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number 0-28564

QIAGEN N.V.

(Exact name of registrant as specified in its charter)

The Netherlands

(Jurisdiction of incorporation or organization)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

011-31-77-320-8400

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of class:

Common Shares, par value EUR .01 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding common shares as of December 31, 2005 was 148,455,864.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer   ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Unless the context otherwise requires, references herein to the “Company” or to “QIAGEN” are to QIAGEN N.V. and its consolidated subsidiaries.

Our name together with our logo is registered as a trademark in The Netherlands, the United States and a number of other countries: QIAGEN®. Other trademarks registered in the United States include, inter alia: QIAexpress®, QIAwell®, QIAEX®, QIAprep®, QIAamp®, QIAquick®, Oligotex®, RNeasy®, BIOROBOT®, ENDOFREE®, R.E.A.L.®, PolyFect®, SuperFect®, DNeasy®, UltraFect®, TurboFilter®, HotStarTaq®, EFFECTENE®, QIA®, DyeEx®, Omniscript®, Sensiscript®, HiSpeed®, Targetene®, TransMessenger®, MagAttract®, DirectPrep®, InhibitEX®, DoubleTag®, QuantiScript®, UltraSens®, pAlliance®, EverGene®, ProofStart®, FlexiGene®, QuantiTect®, DNAprotect®, and LiquiChip® . Registered trademarks in countries outside of the United States include: QIAexpress®, QIAwell®, QIABRANE™, QIAEX®, QIAprep®, QIAamp®, QIAquick®, Oligotex®, RNeasy®, BIOROBOT®, ENDOFREE®, R.E.A.L.®, PolyFect®, SuperFect®, DNeasy®, UltraFect®, HotStarTaq®, EFFECTENE®, QIA®, DyeEx®, Omniscript®, Sensiscript®, HiSpeed®, Targetene®, TransMessenger®, MagAttract®, DirectPrep®, InhibitEX®, DoubleTag® ,QuantiScript®, UltraSens®, ProofTaq™, pAlliance®, MinElute®, EverGene®, ProofStart®, FlexiGene®, QuantiTect®, VARISPAN™, RNAprotect®, DNAprotect®, LiquiChip®, CryoCell®, LabelStar™, ROSYS™, RNAiFect™, Easylabel™ and EasyXpress™. In 2004 four trademark applications were filed in Germany, Countries of the European Community, Japan and the United States of America for BioSprint, AllPrep™, and Qproteome.

KingFisher® is a registered trademark of Thermo Electron Corp. GeneChip® is a registered trademark of Affymetrix, Inc. SYBR® is a registered trademark of Molecular Probes Inc.

This Annual Report on Form 20-F may also contain trade names or trademarks of companies other than QIAGEN.

EXCHANGE RATES

QIAGEN publishes its financial statements in U.S. dollars. In this Annual Report on Form 20-F, references to “dollars” or “$” are to U.S. dollars, and references to the “euro” are to the European Monetary Union euro. Except as otherwise stated herein, all monetary amounts in this Annual Report on Form 20-F have been presented in U.S. dollars.

The exchange rate used for the euro was the noon buying rate of the euro in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Board of New York. This rate at March 15, 2006, was $1.2045 per EUR 1.

For information regarding the effects of currency fluctuations on our results, see Item 5 “Operating and Financial Review and Prospects.”

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetables

Not applicable.

Item 3. Key Information

The selected consolidated financial data below should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements, notes thereto and other financial information included elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of income data for the years ended December 31, 2005, 2004 and 2003 and the consolidated balance sheet data at December 31, 2005 and 2004 are derived from the Consolidated Financial Statements of QIAGEN which have been audited by Ernst & Young LLP, an independent registered public accounting firm, and are included herein. The selected consolidated statements of income data presented for the years ended December 31, 2002 and 2001, and the consolidated balance sheet data as of December 31, 2003, 2002 and 2001, is derived from audited consolidated financial statements not included herein.

Selected Financial Data (amounts in thousands, except per share data)

The information below should be read in conjunction with the consolidated financial statements (and notes thereto) and “Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2005	2004	2003	2002	2001
Consolidated Statement of Income Data:
Net sales	$398,395	$380,629	$351,404	$298,607	$263,770
Cost of sales	122,755	125,658	118,786	96,508	79,673
Cost of sales—acquisition and restructuring related	439	1,454	3,618	—	—

Gross profit	275,201	253,517	229,000	202,099	184,097

Operating Expenses:
Research and development	39,100	35,767	31,789	28,177	26,769
Sales and marketing	94,689	87,506	83,005	75,086	64,830
General and administrative	40,123	41,715	42,269	42,030	36,022
Relocation and restructure costs	—	3,817	3,048	10,773	—
In-process research and development	3,239	—	—	—	—
Acquisition, integration and related costs	3,213	572	—	2,848	3,000

Total operating expenses	180,364	169,377	160,111	158,914	130,621

Income from operations	94,837	84,140	68,889	43,185	53,476

Other income (expense), net	2,427	(11,453)	(1,634)	(4,325)	2,847

Income before provision for income taxes and minority interest	97,264	72,687	67,255	38,860	56,323
Provision for income taxes	35,039	23,982	24,405	15,723	21,896
Minority interest (income) expense	—	—	—	(5)	8

Net income	$62,225	$48,705	$42,850	$23,142	$34,419

Basic net income per common share(1)	$0.42	$0.33	$0.29	$0.16	$0.24

Diluted net income per common share(1)	$0.41	$0.33	$0.29	$0.16	$0.24

Weighted average number of common shares used to compute basic net income per common share	147,837	146,658	145,832	144,795	142,962
Weighted average number of common shares used to compute diluted net income per common share	150,172	148,519	147,173	145,787	145,055

(1)	Computed on the basis described for net income per common share in Note 3 of the “Notes to Consolidated Financial Statements”.

	December 31,
	2005	2004	2003	2002	2001
Consolidated Balance Sheet Data:
Cash and cash equivalents	$191,700	$196,375	$98,993	$44,893	$56,460
Working capital	$278,586	$299,029	$163,583	$111,554	$119,448
Total assets	$765,298	$714,599	$551,930	$454,511	$356,968
Total long-term liabilities, including current portion	$230,086	$234,138	$131,095	$112,331	$88,333
Total shareholders’ equity	$450,457	$400,376	$334,786	$263,031	$212,975
Common shares	$1,513	$1,495	$1,485	$1,478	$1,458
Shares outstanding	148,456	147,020	146,218	145,534	143,464

Risk Factors

Note regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Annual Report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “could,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below. As a result, our future development efforts involve a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

Risks Related to Our Business

An inability to manage our growth, the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.

Our business has grown rapidly, with total net revenues increasing from $216.8 million in 2000 to $398.4 million in 2005. In 2002, we opened a research and manufacturing facility in Germantown, Maryland and manufacturing and administration facilities in Germany. Additionally, we have made several acquisitions and are likely to make more. The successful integration of acquired businesses requires a significant effort and expense across all operational areas, including sales and marketing, research and development, manufacturing, finance and administration and information technologies.

In 2003 and 2004 as part of a restructuring of our U.S operations, we relocated certain administrative, sales and marketing functions to our Maryland facility. The expansion of these facilities added production capacity and increased fixed costs. These higher fixed costs will continue to be a cost of production in the future, and until we more fully utilize the additional capacity of the facilities, our gross profit will be negatively impacted. We have also upgraded our operating and financial systems and expanded the geographic area of our operations, resulting in the hiring of new employees, as well as increased responsibility for both existing and new management personnel. The rapid expansion of our business and addition of new personnel may place a strain on our management and operational systems.

Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion or acquisition successfully, and any inability to do so could have a material adverse effect on our results of operations.

We may not achieve the anticipated benefits of acquisitions of technologies and businesses.

During the past several years we have acquired a number of companies, through which we have gained access to technologies and products that complement our internally developed product lines. In the future, we may acquire additional technologies, products or businesses to expand our existing and planned business. Acquisitions would expose us to the risks associated with the:

•	assimilation of new technologies, operations, sites and personnel;

•	diversion of resources from our existing business and technologies;

•	inability to generate revenues to offset associated acquisition costs;

•	inability to maintain uniform standards, controls, and procedures;

•	inability to maintain relationships with employees and customers as a result of any integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	additional expenses associated with future amortization or impairment of acquired intangible assets or potential businesses; or

•	assumption of liabilities or exposure to claims against acquired entities.

Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.

Our continued growth is dependent on the development and success of new products.

The market for certain of our products and services is only about fifteen years old. Rapid technological change and frequent new product introductions are typical in this market. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product, and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability, for technological or other reasons, to develop successfully and introduce new products could reduce our growth rate or otherwise damage our business. In the past, we have experienced, and are likely to experience in the future, delays in the development and introduction of products. We cannot assure you that we will keep pace with the rapid rate of change in life sciences research, or that our new products will adequately meet the requirements of the marketplace or achieve market acceptance. Some of the factors affecting market acceptance of new products include:

•	availability, quality and price relative to competitive products;

•	the timing of introduction of the product relative to competitive products;

•	scientists’ opinions of the products’ utility;

•	citation of the product in published research; and

•	general trends in life sciences research.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.

Our operating results may vary significantly from period to period.

Our operating results may vary significantly from quarter to quarter and from year to year, depending on factors such as the level and timing of our customers’ research and commercialization efforts, timing of our customers’ funding, the timing of our research and development and sales and marketing expenses, the introduction of new products by us or our competitors, competitive conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future revenues. Consequently, revenues or profits may vary significantly from quarter to quarter or from year to year, and revenues and profits in any interim period will not necessarily be indicative of results in subsequent periods.

We depend on patents and proprietary rights that may fail to protect our business.

Our success will depend to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2005, we owned 67 issued patents in the United States, 47 issued patents in Germany and 295 issued patents in other major industrialized countries. In addition, at December 31, 2005, we had 321 pending patent applications and we intend to file applications for additional patents as our products and technologies are developed. However, the patent positions of technology-based companies, including QIAGEN, involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or, if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages.

Certain of our products incorporate patents and technologies that are licensed from third parties. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive in nature or, in some cases, termination of the license.

We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There can be no assurance that any confidentiality agreements that we have with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors.

We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of the performance of such collaborations.

We are subject to risks associated with patent litigation.

The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights. We are aware that patents have been applied for and/or issued to third parties claiming technologies for the separation and purification of nucleic acids that are closely related to those we use. From time to time we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation could involve substantial cost, and there can be no assurance that we would prevail in any such proceedings.

Exchange rate fluctuations may adversely affect our business.

Since we currently market our products in over 40 countries throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value relative to the U.S. dollar of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. We hedge a portion of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of exchange rate fluctuations upon future operating results. While we engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.

Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter.

The markets we serve are characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each fiscal quarter, as both their budgets and requirements for the coming quarter become clearer. As a result, even late in each fiscal quarter, we cannot predict with certainty whether our revenue forecasts for the quarter will be achieved. Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if our customers’ purchases during a quarter vary from historical patterns, our final quarterly results could deviate significantly from our projections. Consequently, our revenue forecasts for any given quarter may prove not to have been accurate. We may not have enough information as a result of such patterns to confirm or revise our sales projections during a quarter. If we fail to achieve our forecasted revenues for a particular quarter, our stock price could be adversely affected.

Competition in the Life Sciences market could reduce sales.

Our primary competition stems from traditional separation, purification and handling methods (“traditional” or “home-brew” methods) that utilize widely available reagents and other chemicals. The success of our business depends in part on the continued conversion of current users of such traditional methods to our nucleic acid separation and purification technologies and products. There can be no assurance, however, as to how quickly such conversion will occur.

We also have experienced, and expect to continue to experience, increasing competition in various segments of our business from companies providing pre-analytical products and other products we offer. The markets for certain of our products are very competitive and price sensitive. Other life science research product suppliers have significant financial, operational, sales and marketing resources, and experience in research and development. These and other companies may have developed or could in the future develop new technologies that compete with our products or even render our products obsolete. If a competitor develops superior technology or cost-effective alternatives to our kits and other products, our business, operating results and financial condition could be materially adversely affected.

We believe that customers in the preanalytical solutions market display a significant amount of loyalty to their initial supplier of a particular product. Therefore, it may be difficult to generate sales to customers who have purchased products from competitors. To the extent we are unable to be the first to develop and supply new products, our competitive position will suffer.

Reduction in research and development budgets and government funding may result in reduced sales.

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which our products are used could have a significant effect on the demand for our products. Research and development budgets fluctuate due to changes in available resources, mergers of pharmaceutical and biotechnology companies, spending priorities and institutional budgetary policies. Our business could be seriously damaged by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, academic institutions or government and private laboratories. In addition, short term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments which can contribute to lower sales.

In recent years, the pharmaceutical industry has undergone substantial restructuring and consolidation. Additional mergers or corporate consolidations in the pharmaceutical industry could cause us to lose existing customers and potential future customers, which could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies such as the U.S. National Institutes of Health (NIH) and similar domestic and international agencies. Although the level of research funding has increased during the past several years, we cannot assure you that this trend will continue. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable. The predictability of our revenues may be adversely affected if our customers delay purchases as a result of uncertainties surrounding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and other government agencies that fund research and development activities. A reduction in government funding for the NIH or other government research agencies could seriously and negatively impact our business.

We heavily rely on air cargo carriers and other overnight logistics services.

Our customers within the scientific research markets typically do not keep a significant inventory of QIAGEN products and consequently require overnight delivery of purchases. As such, we heavily rely on air cargo carriers such as DHL, FedEx and Panalpina. If overnight services are suspended or delayed and other delivery carriers cannot provide satisfactory services, customers may suspend a significant amount of work requiring nucleic acid purification. If there are no adequate delivery alternatives available, sales levels could be negatively affected.

We depend on suppliers and if shipments from these suppliers are delayed or interrupted, we will be unable to manufacture our products.

We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors were delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities in order to produce certain products and our sales levels could be negatively affected.

We rely on collaborative commercial relationships to develop some of our products.

Our long-term business strategy has included entering into strategic alliances and marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. There can be no assurance that we will continue to be able to negotiate such collaborative arrangements on acceptable terms, or that any such relationships will be scientifically or commercially successful. In addition, there can be no assurance that we will be able to maintain such relationships or that our collaborative partners will not pursue or develop competing products or technologies, either on their own or in collaboration with others.

Doing business internationally creates certain risks for our business.

Our business involves operations in several countries outside of the United States. Our consumable manufacturing facilities are located in Germany, China, Canada and the United States, and our instrumentation facility is located in Switzerland. We also have established sales subsidiaries in the United States, Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, Austria, The Netherlands, Sweden, and Italy. In addition, our products are sold through independent distributors serving more than 40 other countries. We operate U.S. facilities in West Chester, Pennsylvania (sales and research and development), Valencia, California (customer service and technical service), Germantown, Maryland and San Francisco, California (manufacturing and research and development). We also operate a research and development facility in Oslo, Norway. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. We use SAP as our business information system to integrate most of our North American, European, and Japanese subsidiaries.

Our operations are also subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, overlap of different tax structures, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivable payment cycles in certain countries. Other risks associated with international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates. As a result of the above conditions, an inability to successfully manage our international operations could have a material adverse impact on our operations.

Our success depends on the continued employment of our key personnel, any of whom we may lose at any time.

Our senior management consists of an Executive Committee comprised of QIAGEN’s most senior executives responsible for core functions, the Chairman of which is Mr. Peer Schatz, our Chief Executive Officer. The loss of Mr. Schatz or any of our Managing Directors or Deputy Managing Director could have a material adverse effect on us. Further, although we have not experienced any difficulties attracting or retaining key management and scientific staff, our ability to recruit and retain qualified skilled personnel will also be critical to our success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to recruit such personnel or develop such expertise could have a material adverse impact on our operations.

Our business may require substantial additional capital, which we may not be able to obtain on commercially reasonable terms, if at all.

Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with:

•	our marketing, sales and customer support efforts;

•	our research and development activities;

•	the expansion of our facilities;

•	the consummation of possible future acquisitions of technologies, products or businesses;

•	the demand for our products and services; and

•	the refinancing of debt.

We currently anticipate that our short-term capital requirements will be satisfied by the results of operations. However, we have outstanding loan facilities at December 31, 2005 of approximately $197.4 million, of which $5.9 million is due in June 2008, $41.4 million is due in annual installments from June 2006 through June 2011, and the balance of which will become due in August 2011. To the extent that our existing resources are insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. No assurance can be given that such additional funds will be available or, if available, can be obtained on terms acceptable to us. If adequate funds are not available, we may have to reduce expenditures for research and development, production or marketing, which could have a material adverse effect on our business. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of such securities could result in dilution to our shareholders.

Our strategic equity investments may result in losses.

We have made and may continue to make strategic investments in complementary businesses as the opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control. Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and other than temporary unfavorable fluctuations in the valuations of the investments are indicated, it could require a write-down of the investment. This could result in future charges on our earnings that could materially impact our results of operations. It is uncertain whether or not we will realize any long term benefits from these strategic investments.

We have a significant amount of long-term debt which may adversely affect our financial condition.

We have a significant amount of debt which carries with it significant debt service obligations. A high level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to pay or refinance such debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs. The level of our indebtedness among other things could:

•	make it difficult for us to make required payments on our debt;

•	make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	make us more vulnerable in the event of a downturn in our business.

Changing government regulations may adversely impact our business.

QIAGEN and our customers operate in a highly regulated environment characterized by continuous changes in the governing regulatory framework. Genetic research activities as well as products commonly referred to as “genetically engineered”, such as certain food and therapeutic products, are subject to governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products (i.e., the European Union, the United States, and Japan). In the recent past, several highly publicized scientific successes (most notably in the areas of genomic research and “cloning”) have stirred a public debate in which ethical, philosophical and religious arguments have been raised against an unlimited expansion of genetic research and the use of products developed thereby. As a result of this debate, some key countries might increase the existing regulatory barriers; this, in turn, could adversely affect the demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes of applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.

Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved products or to seek to introduce new products in other countries in the world. Sales volumes of certain of our products in development may be dependent on commercial sales by us or by our customers of diagnostic and pharmaceutical products, which will require pre-clinical studies and clinical trials and other regulatory clearance. Such trials will be subject to extensive regulation by governmental authorities in the United States, including the Food and Drug Administration (FDA), international agencies and agencies in other countries with comparable responsibilities. These trials involve substantial uncertainties and could impact customer demand for our products. In addition, certain of our products, especially products intended for use in in-vitro diagnostics applications, are dependent on regulatory or other clearance. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices went into effect on December 7, 2003, all products and kits which are used for in vitro diagnostic applications and which are sold after this date have to be compliant with this European directive. In addition to high risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products which are used in diagnostic workflows are affected by this new regulatory framework. The major goals of this directive are to standardize the diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patients’ safety through the highest level of product safety. These goals are expected to be achieved by the enactment of a large number of mandatory regulations for product development, production, quality control and life cycle surveillance. Our failing to obtain such clearance or approvals can significantly damage our business in such segments. Additionally, we may be required to incur significant costs to comply with laws and regulations in the future, and changes or additions to existing laws or regulations may have a material adverse effect upon our business, financial condition and results of operations.

We are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. We do not expect compliance with such laws to have a material effect on our capital expenditures, earnings or competitive position. Although we believe that our procedures for handling and disposing of hazardous materials comply with the standards prescribed by applicable regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse effect on us.

Risk of price controls is a threat to our profitability.

The ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third party payers are increasingly seeking to contain health care costs and to reduce the price of medical products and services. Therefore, the biotechnology, diagnostics and pharmaceutical industries are exposed to the potential risk of price controls by these entities. If there are not adequate reimbursement levels, the commercial success of our customers and, hence, of QIAGEN itself, could be adversely affected.

Our business exposes us to potential liability.

The marketing and sale of our products and services for certain applications entail a potential risk of product liability, and, although we are not currently subject to any material product liability claims, there can be no assurance that product liability claims will not be brought against us. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We currently carry product liability insurance coverage, which is limited in scope and amount, but which we believe is currently appropriate for our purposes. There can be no assurance, however, that we will be able to maintain such insurance at reasonable cost and on reasonable terms, or that such insurance will be adequate to protect us against any or all potential claims or losses.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We were incorporated under Dutch law as a public limited liability company (naamloze venootschap) and we are organized as a holding company. Currently, our material assets are the outstanding shares of our subsidiaries. We, therefore, are dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our common shares. The lending arrangements entered into by QIAGEN GmbH limits the amount of distributions that can be made by QIAGEN GmbH to QIAGEN N.V. during the period the borrowings are outstanding. This facility will expire in June 2011. Dividends or distributions by subsidiaries to us in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion or disposition of such foreign currency, including a subsequent conversion into U.S. dollars.

Risks Related to Our Common Shares

Our common shares may have a volatile public trading price.

The market price of the common shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the past two fiscal years, the closing price of our common shares has ranged from a high of $15.61 to a low of $8.74 on the NASDAQ National Market System, and a high of EUR 12.40 to a low of EUR 7.15 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors which may have a significant impact on the market price of the common shares include:

•	announcements of technological innovations or the introduction of new products by us or our competitors;

•	developments in our relationships with collaborative partners;

•	quarterly variations in our operating results or those of companies related to us;

•	changes in government regulations or patent laws;

•	developments in patent or other proprietary rights;

•	developments in government spending for life sciences related research; and

•	general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries.

The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies and that have not necessarily been related to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our common shares.

Holders of our common shares will not receive dividend income.

We have not paid cash dividends since our inception and do not anticipate paying any cash dividends on our common shares for the foreseeable future. Although we do not anticipate paying any cash dividends, any cash dividends paid in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our common shares if they are seeking dividend income; the only return that may be realized through investing in our common shares is through the appreciation in value of such shares.

Shareholders who are United States residents could be subject to unfavorable tax treatment.

We may be classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of common shares and would likely cause a reduction in the value of such shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the common shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our current income, assets and activities, we do not believe that we are currently a PFIC. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC.

Future sales of our common shares could adversely affect our stock price.

Future sales of substantial amounts of our common shares in the public market, or the perception that such sales may occur, could adversely affect the market price of the common shares. As of December 31, 2005, we had outstanding 148,455,864 common shares plus 13.6 million additional shares subject to outstanding stock options, of which 13.4 million were then exercisable. A total of approximately 19.3 million common shares are reserved and available for issuances under our stock plan, including those shares subject to outstanding stock options. The resale of common shares issued in connection with the exercise of certain stock options are subject to some restrictions. All of our outstanding common shares are freely saleable except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 11.9 million common shares, subject to adjustments in certain cases.

Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.

Our Articles of Association (the “Articles”) provide that our shareholders may only suspend or dismiss our managing and supervisory directors against their wishes with a vote of two-thirds of the votes cast representing more than 50% of the outstanding shares unless the proposal was made by the joint meeting of the Supervisory Board and the Managing Board in which case a simple majority is sufficient. They also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast representing more than 50% of the outstanding shares. Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our shares by issuing preference shares. Pursuant to these provisions and pursuant to the resolution adopted by our general meeting on June 16, 2004, our Supervisory Board is authorized to issue preference shares or grant rights to subscribe for preference shares if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire, more than 20% of our issued share capital, or (ii) a person holding at least a 10% interest in our share capital has been designated as a hostile person by our Supervisory Board. If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and /or Supervisory Board and agree on a higher bid price for our shares.

In 2004 we also granted an option to a Foundation (Stichting), subject to the conditions described in the paragraph above, which allows the Foundation to acquire preference shares from us. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding common shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. See “Description of Share Capital—Preference Shares.”

United States civil liabilities may not be enforceable against us.

We are incorporated under the laws of The Netherlands and substantial portions of our assets are located outside of the United States. In addition, certain members of our Managing and Supervisory Boards, our officers and certain experts named herein reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons, or to enforce outside the U.S. judgments obtained against such persons in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. securities laws. There is no treaty between the United States and The Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in The Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in The Netherlands, such party may submit to the Dutch court the final judgment which has been rendered in the United States. If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the final judgment which has been rendered in the United States unless such judgment contravenes Dutch principles of public policy. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us, members of our Managing or Supervisory Boards, officers or certain experts named herein who are residents of The Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our Managing or Supervisory Boards, our officers or certain experts named herein in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in The Netherlands against us or such members, officers or experts, respectively.

Item 4. Information on the Company

History and Development of the Company

We began operations as a German company in 1986. On April 29, 1996, we were incorporated as QIAGEN N.V., a public limited liability company (naamloze vennnootschap) under Dutch law as a holding company for our wholly owned subsidiaries. Our legal seat is in Venlo, The Netherlands. As a holding company, we conduct our business through our subsidiaries located throughout Europe, Japan, Australia, North America and East Asia. Our principal executive office is located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and our telephone number is +31-77-320-8400. Our website is www.qiagen.com.

Since 1986, we have developed and marketed a broad range of proprietary products for the academic and industrial research markets as well as for the applied testing and molecular diagnostics markets. We have experienced significant growth in the past, with a five year compound annual growth through December 31, 2005 of approximately 13% in net sales and 24% in net income, as reported under U.S. GAAP. In the last five years we have made a number of strategic acquisitions and have also restructured some of our key operations. Significant events in the development of our business in 2005 include:

•	At the end of the fourth quarter we completed the acquisition of Eppendorf AG’s reagent business which includes the Eppendorf “5-Prime” nucleic acid sample preparation and PCR reagent product lines and related intellectual property. The acquisition adds to our core strategic focus, represents an attractive addition to our portfolio of preanalytical and nucleic acid amplification consumables and adds a very promising pipeline of proprietary technologies for nucleic acid handling, separation, purification and amplification. In connection with this acquisition, we incurred a $2.5 million charge for purchased in-process research and development and incurred $664,000 in acquisition related costs, primarily related to the impairment of inventory and fixed assets as a result of the acquisition.

•	During the third quarter, we completed three acquisitions. We acquired Tianwei Times, located in Beijing, China, a leading developer, manufacturer and supplier of nucleic acid sample preparation consumables in China. We acquired substantially all assets of Tianwei Times through our new wholly owned subsidiary Tiangen Biotech Beijing Co. Ltd. (Tiangen). The Tiangen acquisition expands QIAGEN’s position as the leading supplier for products and technologies for preanalytical sample preparation in the rapidly growing market in China. In connection with this acquisition, we incurred a $25,000 charge for purchased in-process research and development. We acquired the business of LumiCyte, Inc., which has developed and recently initiated marketing of the first products based on its proprietary STS—(Surface Tension Segmented) BiochipTM sample preparation solution for MALDI (Matrix-Assisted Laser Desorption/Ionization)-Mass Spectrometry (MS), and SuNyx GmbH which has developed and recently initiated marketing of its proprietary platforms for sample preparation of peptide and protein samples for analysis on Liquid Chromatography (LC)-MALDI Mass Spectrometry.

•	Additionally during the third quarter, we obtained the right to acquire Shenzhen PG Biotech Co. Ltd. (PG Biotech). PG Biotech is a leading developer, manufacturer and supplier of polymerase chain reaction (PCR)-based molecular diagnostic kits in China. The acquisition will expand QIAGEN’s position as a leading provider of molecular diagnostics solutions to OEM partners and customers in the rapidly growing Asian markets. At December 31, 2005, the transaction was pending Chinese government approval and was subject to customary closing conditions. We completed this transaction in February 2006.

•	During the second quarter, we completed the acquisition of two companies. We acquired artus Gesellschaft für molekularbiologische Diagnostik und Entwicklung mbH (artus), subsequently renamed QIAGEN Hamburg GmbH, which is located in Hamburg, Germany, and is an established leader in PCR-based molecular diagnostic tests for pathogenenic, genotyping and pharmacogenomic testing. We also acquired Nextal Biotechnology, Inc. (Nextal), subsequently renamed QIAGEN Canada, Inc., which is located in Canada and is a fast-growing provider of proprietary sample preparation tools which make protein crystallization more accessible. In connection with these acquisitions, we incurred a $714,000 charge for purchased in-process research and development and incurred $2.1 million in acquisition related costs, primarily related to the impairment of fixed and other assets as a result of the acquisition. During the second quarter we also opened a sales subsidiary in Sweden to serve the Scandinavian region.

•	Additionally during the second quarter we acquired the world-wide, exclusive rights and licenses to manufacture and market the complete portfolio of RNAture’s nucleic acid isolation products from Hitachi Chemical Research Center, Inc. In combination with our consumable and automation technologies, the RNAture solutions have the potential to provide a new dimension of value to our customers in high-throughput gene expression analysis and siRNA in research and drug development.

Capital expenditures for property, plant and equipment totaled $13.7 million, $12.6 million, and $19.6 million for the years ended December 31, 2005, 2004 and 2003.

Business Overview

Description of Our Business

We believe that we are the world’s leading provider of innovative enabling technologies and products for the separation, purification and handling of nucleic acids (DNA/RNA). This belief is based on the nature of our products and technologies and on our United States and European market shares as supported by independent market studies. We also manufacture and market a range of other solutions for pre-analytical sample processing and handling, as well as, synthetic nucleic acids (RNAi) and related services and products. Additionally, we sell and/or license technologies to others. We operate exclusively in life sciences-related industries, and develop, manufacture and market a broad portfolio of proprietary technologies and products, which meet the needs of the markets including academic and industrial research, applied testing and molecular diagnostics. Our products enable customers to reliably and rapidly process samples from collection through to purification of the target molecule, such as nucleic acids or proteins, without using hazardous reagents or expensive equipment.

We have developed or acquired a core set of technologies to provide a comprehensive approach to pre-analytical sample handling, separation and purification. These technologies can be used alone or in combination to achieve the best solution for a given application. In particular, our proprietary technologies for magnetic particle-based purification, solid-phase anion-exchange purification and selective adsorption to silica particles or membranes significantly enhance nucleic acid purification, the most difficult, critical, and labor intensive step in nucleic acid isolation. We believe that our technologies represent substantial advances in the speed, reliability, and ease of use of nucleic acid separation and purification procedures and the purity and yield of the resulting nucleic acids.

Our Products

We offer over 300 products for a variety of applications in the handling, separation, purification, and subsequent use of nucleic acids and proteins. These products enable our customers to efficiently pursue their research and commercial goals. The main categories of our products include:

•	Consumables: We offer most of our consumable products in kit form to maximize customer convenience and reduce user error. These kits contain our proprietary disposable handling, separation and purification devices and/or other proprietary technologies, all necessary reagents and buffers, and a technical handbook that includes a detailed protocol and background information. Each kit includes devices and reagents for a number of preparations ranging from one to thousands. Each kit is covered by our quality guarantee. Major applications for our consumable products are plasmid DNA purification; RNA stabilization and purification; genomic and viral nucleic acid purification; nucleic acid transfection; PCR amplification; reverse transcription; DNA cleanup after PCR and sequencing; DNA cloning and protein purification. Beginning in 2005, we now offer validated PCR assays which allow real-time PCR based detection of viral, bacterial and parasite, human and animal pathogens as well as pharmacogenomic genotyping. The majority of assays are validated with either manual QIAamp sample preparation or automated MagAttract sample preparation from QIAGEN and CE-labeled according to the IvD-Directive in EU.

•	Instrumentation: Our BioRobot systems offer walk-away automation of nucleic acid preparation in low, medium or high throughput scale, as well as reaction set-up and other laboratory tasks. We also sell instruments to our OEM partners.

•	Other: We offer custom services, siRNA synthesis, whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis. We also sell and/or license technology.

Research and Development

Our product development efforts are focused on expanding our existing products and developing innovative new products in selected areas where we have expertise and have identified substantial unmet market needs. We intend to maintain our technology leadership position through investments in product improvements, product extensions, and innovative new approaches. We believe that improvements in instrumentation will strengthen our leadership position in the automation of pre-analytical processing applications and generate an increased demand for our consumable products.

Our research and development organization is matrix structured and is overseen by our Senior Vice President of Research & Development. We conduct most of our research and development activities in Germany, Switzerland, Norway and the U.S. Our organization structure allows us flexibility to refocus our product development efforts as new technologies or markets emerge. The total number of research and development employees at December 31, 2005 was 321. Our total research and development expenses in 2005, 2004 and 2003 were approximately $39.1 million, $35.8 million, and $31.8 million, respectively. In 2005 we introduced several significant new products, including:

•	The launch of validated molecular diagnostic solutions for avian flu (H5N1) virus detection. Our market and technology leading portfolio for such testing now includes a next generation real-time PCR (polymerase chain reaction)-based artus™ Influenza/H5 LC RT-PCR kit that sets new standards in the combination of sensitivity and speed and allows comprehensive detection of the influenza virus in human samples.

•	The launch of human druggable genome siRNA Set V2.0, which enables highly efficient and effective RNAi studies of 6’992 potential human druggable targets.

•	The launch of GeneGlobe, that we believe is the world’s first and largest product portfolio for integrated genome-wide RNAi and SYBR® Green-based RT-PCR. The offering addresses a critical need in research and drug development—the link between RNAi solutions and the corresponding gene expression assay used in the subsequent qPCR-based knockdown validation. We believe that this new offering represents a substantial improvement over current offerings and that it provides access to a new dimension of value for customers in the rapidly growing field of RNAi.

•	QIAGEN and Affymetrix Inc. announced the launch of the new GeneChip® Globin-Reduction kits and associated protocol developed in conjunction with PreAnalytiX—a joint venture between QIAGEN N.V. and Becton Dickinson and Company. The new kits optimize the PreAnalytiX PAXgene™ Blood RNA System for use with Affymetrix GeneChip technology and improve gene expression profile results of cellular RNA extracted from whole blood.

•	The launch of a strategically important new product line for protein sample preparation which positions us as a leading provider for proteomic sample fractionation kits. This Qproteome TM product line is believed to represent one of the broadest, most comprehensive and technologically most advanced solution portfolios for the fractionation and depletion of proteins.

•	The launch of what is believed to be the world’s first and largest product portfolio for integrated genome-wide RNAi and SYBR® Green-based RT-PCR assays.

•	Acquired the world-wide, exclusive rights and licenses to manufacture and market the complete portfolio of RNAture’s nucleic acid isolation products from Hitachi Chemical Research Center, and launched as TurboCapture Kits for high throughput RNA purification.

Sales and Marketing

We market our products in more than 40 countries throughout the world. We have subsidiaries in the markets that we believe have the greatest sales potential—the United States, Germany, the United Kingdom, Switzerland, France, Japan, China, Australia, Canada, Norway, Italy, and several other countries. We have established a network of highly experienced marketing personnel and employ a dedicated field sales force of over

400 people, who sell our products and provide direct support to customers. A significant number of our marketing and sales staff are experienced scientists with academic degrees in molecular biology or related areas. We also have specialized independent distributors and importers serving more than 30 countries.

Our marketing strategy is focused on providing high-quality products that offer customers unique advantages, coupled with a commitment to technical excellence and customer service. We have developed a range of marketing tools designed to provide customers with direct access to technical support and inform them of new product offerings. One such tool is our technical service hotline, which allows existing or potential customers to discuss, via phone and e-mail, a wide range of technical questions regarding our products and related molecular biology procedures with Ph.D. and M.Sc. scientists in our technical service group, who provide this advice and training without charge. Frequent communication with customers enables us to identify market needs, to gain early insight into new developments and business opportunities, and to respond with new products. We also distribute several publications, including our annual catalog, to existing and potential customers worldwide, providing new product information, product updates, and articles contributed by customers and by our scientists about existing and new applications for our products. In addition, we advertise in leading scientific journals such as Nature, Science, and BioTechniques, and hold numerous scientific seminars, in which our scientists present technical information at leading academic and industrial research institutes worldwide. We conduct direct mail campaigns to announce new products or offer special sales promotions, and also offer a personalized bi-monthly electronic newsletter for our worldwide customers that provides helpful hints and information for molecular biology applications. Our web site (www.qiagen.com) contains a full on-line product catalog and online ordering system, various support tools and resources. Some information is available on our website in French and German to support these local markets. We also have a Japanese language site (www.qiagen.co.jp).

In addition to keeping our customers informed of new product offerings, we also offer an inventory consignment program. The QIAcabinet is a storage cabinet owned by us and placed in customer laboratories at their request. The QIAcabinet is stocked with our products, offering customers the convenience of immediate access, thereby reducing product reorder procedures and shipping costs. We monitor cabinet inventory and bill the customers at regular intervals as the products are used. We believe that our QIAcabinet helps us maintain our competitive position, while also reducing distribution costs and increasing our visibility in the laboratory.

Principal Markets

From our inception, we have believed that nucleic acids and proteins would play an increasingly important role in molecular biology and that major new commercial uses of nucleic acids would be developed. We have been supplying customers with proprietary products for the handling, separation and purification of nucleic acids since 1986. Customers include major academic institutions and governmental laboratories such as the United States National Institutes of Health (NIH), as well as leading pharmaceutical and biotechnology companies. In addition, fundamental developments in recent years have created significant new opportunities for us in the emerging markets of nucleic acid-based molecular diagnostics, and applied testing such as forensics, veterinary diagnostics, genetically modified organisms (GMO) and other food testing. In response to these opportunities, we are currently targeting our products and marketing activities to each of these markets.

Research Market

The worldwide research market for nucleic acid and protein separation and purification products is comprised of an estimated 45,000 academic and industrial research laboratories with more than 390,000 researchers from leading academic institutions, diagnostics companies and laboratories, biotechnology companies and pharmaceutical companies. A substantial portion of this market continues to utilize traditional, labor intensive methods for nucleic acid separation and purification, and we estimate that 15 percent of all molecular biology research time is spent on such processes. We recognized early on the opportunity to replace the traditional methods with reliable, fast, and high-quality nucleic acid separation and purification technologies and products. We concentrated our product development and marketing efforts on this market and now offer over

300 nucleic acid handling, separation and purification products to customers. We also offer a broad and innovative portfolio for the expression, purification and fractionation of native proteins. We believe that we are the technology leader in this growing research market and that we are well positioned to increase sales and expand our share of the research market as laboratories continue to convert from traditional methods to our products. Based on estimates of the number of sample preparations being performed each year, we believe that the potential worldwide research market for our nucleic acid purification products exceeds $1 billion, as the majority of the market currently uses home-brew methodology. In addition, we believe that an additional $800 million is spent annually in this market on PCR enzymes and reagents. We have expanded our product base for PCR amplification and reverse transcription and continue to develop products for the PCR-related market segment. In 2005 we were one of the first companies to enter into a broad licensing agreement with Applied Biosystems regarding real-time PCR technology. This agreement enhances our value as a leading supplier of a broad range of real-time PCR technologies. These real-time PCR technologies are optimized for use with our market- and technology-leading preanalytical solutions. Our PCR reagent portfolio is also the basis to more than 140,000 ready-to-use real-time PCR assays which we offer and which are linked to our innovative RNAi assay offering.

Nucleic Acid-Based Molecular Diagnostics Market

We believe that the molecular diagnostics market represents a significant market for nucleic acid separation and purification products. We believe that the advent of PCR and other amplification technologies has made the prospect of nucleic acid-based molecular diagnostics feasible. Nucleic acid-based molecular diagnostics have fundamental advantages over traditional diagnostic technologies such as immunoassays in both specificity and sensitivity. This new generation of molecular diagnostics can be used, for example, to detect or identify micro-organisms, cancer cells, bacteria and viruses (including HIV) by searching for their nucleic acid sequences. In order to prove that a disease is present in a patient, the unique sequence of the target nucleic acid causing the disease must be known, and the sequence must be amplified to facilitate detection. Potential commercial applications for nucleic acid-based molecular diagnostics include infectious disease diagnostics in blood banks, HLA typing for bone marrow and organ transplantation, genetic testing for predisposition to cancers and other common diseases, and genetic “fingerprinting” of humans, animals and plants.

The success of nucleic acid-based molecular diagnostics will depend on the ability to analyze purified nucleic acid samples from a variety of specimens, including blood, tissue, body fluids and stool, and on automation so that hundreds of samples can be handled concurrently. Other key factors will be the convenience, versatility, and reliability of the nucleic acid separation and purification procedures. The QIAGEN BioRobot series has been developed to handle low-, medium-, and high-throughput nucleic acid sample preparation and handling tasks in molecular biology laboratories, clinical laboratories, blood banks, forensic projects, and genomics projects. Nucleic acid samples purified on the BioRobot EZ1, BioRobot M48/96, BioRobot 9604 and BioRobot MDx are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. In order to broadly address the molecular diagnostics market, in May 2005 we acquired artus, subsequently renamed QIAGEN Hamburg GmbH. QIAGEN Hamburg is offering a broad range of real-time PCR assays for viral and bacterial pathogen detection and are a perfect fit with our sample preparation kits. The majority of assays from QIAGEN Hamburg are validated with either manual QIAamp sample preparation or automated MagAttract sample preparation and CE-labeled according to the EU-IvD-D. Assays are marketed directly to end customers by QIAGEN sales channels and selected assays are marketed by major diagnostic partners with access to customers complementary to QIAGEN customers. All assays are PCR-licensed for human diagnostic and veterinary diagnostic purposes and provide all features such controls, ready-to-use reagents and comprehensive technical documentation needed in a routine diagnostic testing environment. In addition, we are entering into partnerships or other agreements with established companies in the molecular diagnostics market.

Applied Testing Market

We believe that emerging applied testing markets such as forensics, veterinary and food, offer great opportunities for standardized sample preparation, modification and detection solutions. Successes in crime cases due to DNA analyses, public debates about genetically modified organisms (GMO) and food safety as well as bioterrorism risks, have increased the value of the use of molecular based methods. These methods are performed by well trained researchers in fully equipped laboratories as well as by less trained personnel calling for easy-to-use, reproducible and standardized methods. Our manual DNA and RNA purification methods and the automated solutions on BioRobot EZ1, BioSprint 15 and 96, as well as our amplification enzymes and quantitative assays address the needs in these markets. A range of assays from QIAGEN Hamburg is marketed to end users in applied testing markets such as veterinary diagnostics and biodefense laboratories.

Seasonality

Our business does not experience specific seasonality. Historically, a significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies such as the U.S. NIH and similar domestic and international agencies. To the extent that our academic customers experience increases, decreases or delays in funding arrangements, and to the extent that any of our customers’ activities are slowed, such as during vacation periods or due to delays in the approval of governmental budgets, including the U.S. federal government’s budget, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales.

Revenue by Geographic Region

The table below sets forth total revenue during each of the past three fiscal years by geographical market, which includes revenue from all our product and service offerings. It is not practicable to provide a detail of revenues by category of activity. Net sales are attributed to countries based on the location of the subsidiary making the sale as certain subsidiaries have international distribution. See Note 20 to our consolidated financial statements included in “Item 18. Financial Statements” for additional information with respect to operations by geographic region.

Net Sales	2005	2004	2003
Germany*	$187,381,000	$163,841,000	$153,143,000
United States*	268,684,000	271,107,000	261,366,000
Switzerland*	36,957,000	37,936,000	34,916,000
Japan*	34,733,000	41,563,000	46,839,000
United Kingdom	32,752,000	31,511,000	24,651,000
Other Countries*	74,248,000	55,957,000	48,146,000

Subtotal	634,755,000	601,915,000	569,061,000
Intersegment Elimination+	(236,360,000)	(221,286,000)	(217,657,000)

Total	$398,395,000	$380,629,000	$351,404,000

*	Includes net sales to affiliates.
+	Represents intercompany sales between affiliates, which are accounted for by a formula based on local list prices and eliminated in consolidation.

Intellectual Property, Proprietary Rights and Licenses

We do not depend on any individual patent or technologies owned or licensed by us. We are however significantly dependent in the aggregate on technology that we own or license. Therefore, we consider the protection of our proprietary technologies and products for the separation and purification of nucleic acids as the key to the success of our business. We rely on a combination of patents, licenses and trademarks to establish and protect our proprietary rights in our technologies and products. We currently own 67 issued patents in the United States, 47 issued patents in Germany and 295 issued patents in other major industrialized countries, and have 321 pending patent applications. Worldwide, we own 409 granted patents. Our policy is to file patent applications in

Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue for patents issued from applications submitted prior to June 8, 1995, and 20 years from the date of filing of the application in the case of patents issued from applications submitted on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce our patents and otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

Our practice is to require employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed by or made known to the individual during the course of the individual’s relationship with QIAGEN is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature in certain circumstances and to other specific exceptions. In the case of employees, the agreements provide that all inventions conceived by the individual in the course of employment with QIAGEN will be our exclusive property.

See “Risk Factors” included in Item 3 above for details regarding risks related to our reliance on patents and proprietary rights.

Partnerships, Alliances and Acquisitions

Our strategy includes the use of strategic alliances to augment our product development efforts with complementary technologies and to leverage our marketing and distribution capabilities with respect to select market opportunities. In order to complement or expand our business, we also intend to continue to make strategic investments in or acquisitions of complementary businesses and technologies as the opportunities arise.

Competition

We believe that our primary competition involves traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies such as Sigma-Aldrich Corp. and Roche Diagnostics GmbH (Applied Sciences Division). We compete with such methods through our innovative technologies and products, which offer a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and provide significant advantages over traditional methods with respect to speed, reliability, convenience, and ease of use.

We also experience, and expect to continue to experience, competition in different segments of our business from other companies providing nucleic acid separation and purification products in kit form and reagents for PCR and transfection. Competitors include: Promega Corp., Invitrogen Corp., Millipore Corp., Roche Diagnostics, and Macherey-Nagel GmbH for nucleic acid separation and purification; Applied Biosystems, Invitrogen Corp. and Promega Corp. for PCR reagents; Invitrogen Corp. and Promega Corp. for transfection reagents, Sigma-Aldrich Corp. and Fisher Scientific for protein fractionation products. We believe that our proprietary technologies and products offer significant advantages over competitors’ products, with regard to purity, speed, reliability, and ease-of-use.

We believe that our competitors do not have the same comprehensive approach to pre-analytical solutions, including nucleic acid handling, separation and purification and therefore cannot provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we offer the value of standardization of procedures and therefore more reliable results.

Our continued future success will rely in large part on our ability to maintain our technological advantage over competing products, expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively against our past, present or future competitors or that developments by others will not render our technologies or products non-competitive.

Suppliers

We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications, so we closely monitor stock levels to maintain adequate supplies. We believe we maintain inventories of raw materials at a sufficient level to ensure reasonable customer service levels, and to guard against normal volatility in availability.

Government Regulations

We are not subject to direct regulation other than regulation generally applicable to businesses pursuant to various laws and regulations in effect in the different jurisdictions in which we operate, including laws and regulations applicable to environmental matters, such as the handling and disposal of hazardous wastes. Our research and development activities involve the controlled use of small amounts of hazardous materials, chemicals and radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by applicable regulations, such as the United States Occupational Safety and Health Administration’s (OSHA) Hazard Communication and Occupational Exposure to Hazardous Chemicals in Laboratories standards, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could have a material adverse effect on us.

We also comply with the OSHA Bloodbourne Pathogens standard and the Center for Disease Control/National Institutes of Health Biosafety in Microbiological and Biomedical Laboratories standards for the handling of biological materials as well as comply with the United States Department of Transportation and International Air Transport Association regulations for the shipping of our kits which contain materials classified as hazardous. There are other federal, state and local laws and regulations applicable to our business, including those of the United States Environmental Protection Agency and the Maryland Department of the Environment. However, we do not expect that compliance with governmental regulations to which we are subject will have a material effect on our capital expenditures, earnings or competitive positions.

Sales volumes of certain of our products in development may be dependent on commercial sales by our customers of diagnostic and pharmaceutical products, which will require preclinical studies and clinical trials and other regulatory requirements. Trials will be subject to extensive regulation by governmental authorities in the United States, including the Food and Drug Administration (FDA) and equivalent agencies in other countries, and involve substantial uncertainties. In addition, certain of our products, especially products intended for use in in-vitro diagnostics applications, are dependent on regulatory or other clearance. For example, as of December 7, 2003, all in vitro diagnostic products sold in the European Union had to bear the CE mark, which indicates compliance with the requirements of the In Vitro Diagnostic Directive. Our failing to obtain such clearance or approvals can significantly damage our business in such segments.

Organizational Structure

QIAGEN N.V. is the holding company for 27 consolidated subsidiaries, the majority of which have the primary function of the distribution of our products and services on a regional basis. Certain subsidiaries also have research and development or production activities. A listing of our significant subsidiaries, all of which are wholly owned, and their country of incorporation, is included in Exhibit 8.1 to this Annual Report.

Description of Property

Our production and manufacturing facilities for consumables products are located in Germantown, Maryland, Hilden and Erkrath, Germany. The instrument production facility is located at the QIAGEN Instruments AG facility in Hombrechtikon, Switzerland and was expanded in 2003. Over the last several years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. For GMP production, special GMP areas were built in our facilities at Hilden and Erkrath. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. We have also installed and continue to expand production-planning systems that are included in our integrated information and control system based on the business software package SAP R/3 from SAP AG. Worldwide, SAP integrates our material operating subsidiaries. Our production management personnel are highly qualified and many have engineering degrees.

The consumable products manufactured at QIAGEN GmbH are produced under ISO 9001:1994/EN 46001:1996 standards; we received our certification in January 1999. QIAGEN Instruments AG which produces the majority of our BioRobot® instrumentation product line received ISO 9001 certification in May 1997. Our ISO 9001 and EN 46001 certifications form part of our ongoing commitment to providing our customers high quality, state-of-the-art products and technologies for the handling, separation and purification of nucleic acids and proteins and to the development of our Total Quality Management system.

Our facilities in Hilden, Germany currently occupy a total of approximately 530,000 square feet, some of which is leased pursuant to separate contracts expiring between the years 2006 and 2018. In two separate transactions between July 1997 and February 1998, QIAGEN purchased a parcel of land directly adjacent to our existing German facilities, measuring approximately 549,000 square feet. During 2003, we completed a 115,000 square foot production facility and a 149,000 square foot administration building on this land at a cost of EUR 55.4 million (approximately $69.8 million). During 2005, we purchased the previously leased cGMP production facilities in Germany and began the planning for a new logistics center in Hilden. Construction on the new facility is expected to begin in 2006 and be completed in the second quarter of 2007. The new logistics center will occupy approximately 48,000 square feet and will cost an estimated EUR 8.4 million.

We increased our production capacity with the establishment of a manufacturing and research facility in the United States. In 1999, QIAGEN Sciences, Inc. purchased an 18-acre site for approximately $3.2 million in Germantown, Maryland. Construction began in March 2000, and in November 2000 QIAGEN Sciences exercised the option to purchase an additional adjacent lot of approximately 6 acres for $1.2 million. The purchase of this additional lot allows for future expansion of up to 400,000 square feet of additional facility space. Construction was financed primarily by intercompany loans and long-term bank debt. Early in 2002, construction on the manufacturing portion of the facility was completed at a cost of approximately $57.5 million. The 200,000 square foot Maryland facility consists of several buildings in a campus-like arrangement and is intended to accommodate over 300 employees. Construction of siRNA/RNA research and development lab and production space, as well as additional office space, was completed in the first quarter of 2003 at a cost of approximately $3.9 million. QIAGEN Sciences is integrated with our other North American and European subsidiaries through our SAP business information systems and utilizes production-planning, quality management and inventory management modules from SAP in order to increase efficiency.

Our corporate headquarters are located in leased office space in Venlo, The Netherlands. Other subsidiaries throughout the world lease small amounts of space.

We believe that our existing and planned production and distribution facilities can support our planned production needs for the next 36 months. Our production and manufacturing operations are subject to various federal, state, and local laws and regulations including environmental regulations. We believe we do not have any material issues relating to these laws and regulations.

Item 5. Operating and Financial Review and Prospects

This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in “Risk Factors” above, and “Business Factors” below.

Business Factors

This report contains forward-looking statements that are subject to certain risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “could,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with our expansion of operations, including the acquisition of new companies; variability in our operating results from quarter to quarter; management of growth, international operations, and dependence on key personnel; intense competition; technological change; our ability to develop and protect proprietary products and technologies and to enter into collaborative commercial relationships; our future capital requirements; general economic conditions and capital market fluctuations; and uncertainties as to the extent of future government regulation of our business. As a result, our future development efforts involve a high degree of risk. For further information, refer to the more specific risks and uncertainties discussed under the caption “Risk Factors” in Item 3 and throughout this Form 20-F.

Results of Operations

Overview

We produce and distribute biotechnology products, primarily for the handling, separation and purification of biological samples prior to their analysis (pre-analytical processing). A substantial portion of our sales comes from products that address the pre-analytical processing of nucleic acids (DNA/RNA). In addition, we sell PCR- and siRNA- related products and services, as well as license and sell technology or the rights to it. We believe that we are the world’s leading provider of innovative enabling technologies and products for nucleic acid handling, separation and purification, based on the nature of our products and technologies and on our United States and European market shares as supported by independent market studies. We operate exclusively in the life sciences industry, and develop, manufacture and market a broad portfolio of proprietary technologies and products to meet the needs of the academic and industrial research, applied testing and molecular diagnostics markets. Our products enable customers to reliably and rapidly produce high purity nucleic acids without using hazardous reagents or expensive equipment.

We segment our business based on the geographic locations of our subsidiaries. Our reportable segments include Germany, the United States, Switzerland, Japan, the United Kingdom, Norway and other countries (consisting of subsidiaries in Canada, France, Australia, Italy, Austria, China, Sweden (which services Sweden, Norway, Finland and Denmark), Malaysia and The Netherlands, which services Belgium, The Netherlands and Luxembourg). Our principal research, production and manufacturing facilities are located in Germany, the United States, Switzerland, China and Norway. Our holding company is located in The Netherlands. Reportable segments derive revenues from our entire product and service offering. Our Luxembourg subsidiary, QIAGEN Finance, which was established as the financing vehicle for the issuance of convertible debt, is not consolidated.

Since 2000, we have had compound annual growth of approximately 13% in net sales and 24% in net income based on reported U.S. GAAP results. In recent years we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offerings. These transactions include:

•	At the end of the fourth quarter of 2005, we completed the acquisition of Eppendorf AG’s reagent business which includes the Eppendorf “5-Prime” nucleic acid sample preparation and PCR reagent product lines and related intellectual property. The acquisition adds to our core strategic focus, represents an attractive addition to our portfolio of preanalytical and nucleic acid amplification consumables and adds a very promising pipeline of proprietary technologies for nucleic acid handling, separation, purification and amplification.

•	During the third quarter of 2005, we completed three acquisitions. We acquired Tianwei Times, located in Beijing, China, which is a leading developer, manufacturer and supplier of nucleic acid sample preparation consumables in China. We acquired substantially all assets of Tianwei Times through our new wholly owned subsidiary Tiangen Biotech Beijing Co. Ltd. (Tiangen). The Tiangen acquisition expands QIAGEN’s position as the leading supplier for products and technologies for preanalytical sample preparation in the rapidly growing market in China. In August we acquired the business of LumiCyte, Inc., which has developed and recently initiated marketing of the first products based on its proprietary STS- (Surface Tension Segmented) Biochip sample preparation solution for MALDI (Matrix-Assisted Laser Desorption/Ionization)-Mass Spectrometry (MS), and SuNyx GmbH which has developed and recently initiated marketing of its proprietary platforms for sample preparation of peptide and protein samples for analysis on Liquid Chromatography (LC)-MALDI Mass Spectrometry.

•	Additionally during the third quarter of 2005, we obtained the right to acquire Shenzhen PG Biotech Co. Ltd. (PG Biotech). PG Biotech is a leading developer, manufacturer and supplier of polymerase chain reaction (PCR)-based molecular diagnostic kits in China. The acquisition will expand QIAGEN’s position as a leading provider of molecular diagnostics solutions to OEM partners and customers in the rapidly growing Asian markets. At December 31, 2005, the transaction was pending Chinese government approval and subject to customary closing conditions. We closed the transaction in February 2006.

•	During the third quarter we opened a subsidiary in Malaysia.

•	During the second quarter of 2005, we completed the acquisition of two companies. We acquired artus Gesellschaft für molekularbiologische Diagnostik und Entwicklung mbH (artus), subsequently renamed QIAGEN Hamburg GmbH, which is located in Hamburg, Germany, and is an established leader in PCR-based molecular diagnostic tests for pathogenenic, genotyping and pharmacogenomic testing. We also acquired Nextal Biotechnology, Inc. (Nextal), subsequently renamed QIAGEN Canada, Inc., which is located in Canada and is a fast-growing provider of proprietary sample preparation tools which make protein crystallization more accessible.

•	During the second quarter we opened a sales subsidiary in Sweden to serve the Scandinavian region.

•	Additionally during the second quarter we acquired the world-wide, exclusive rights and licenses to manufacture and market the complete portfolio of RNAture’s nucleic acid isolation products from Hitachi Chemical Research Center, Inc. In combination with our consumable and automation technologies, the RNAture solutions have the potential to provide a new dimension of value to our customers in high-throughput gene expression analysis and siRNA in research and drug development.

•	In September 2004, we completed the acquisition of key assets of Molecular Staging, Inc. (MSI) of New Haven, Connecticut. MSI was a privately held company which had developed a range of proprietary products and services based on its Multiple Displacement Amplification (MDA) and Rolling Circle Amplification (RCA) technology. The key application of MDA is whole genome amplification (WGA) which is designed to eliminate limitations created by the scarce quantities of DNA samples available for customers to perform an increasing number of analyses. The technology portfolio acquired from MSI adds a new dimension of customer benefit and is in our core focus on pre-analytical solutions. The primary reason for the acquisition was to enable us to provide customers a solution for overcoming the limitations of scarce DNA samples.

•	In June 2004, we sold a significant portion of our synthetic DNA business unit to a group of investors since the market dynamics and strategic directions this business were becoming different in nature compared to our core focus. We retained all rights and activities in our leading siRNA business including ownership of our proprietary TOM-amidite chemistry.

•	In June 2002, we completed the acquisition of GenoVision A.S. located in Oslo, Norway. We believe that the acquisition has provided us with unique, automated solutions for the purification of nucleic acids based on GenoVision’s proprietary magnetic particle technologies.

•	In April 2002, we completed the acquisition of Xeragon, Inc. of Huntsville, Alabama. Established in 2001, Xeragon was a market and technology leader for products and services focusing on synthetic nucleic acids, particularly siRNA.

In 2002 we completed our North American Headquarters in Germantown, Maryland and also completed production and office facilities in Hilden, Germany. In December 2002, we closed the QIAGEN Genomics facility located in Bothell, Washington and relocated certain activities to our facilities in Germantown, Maryland and Hilden, Germany. In December 2003, we committed to a relocation and restructure plan to more fully utilize our North American Headquarters in Germantown, Maryland and to discontinue certain products. This plan was completed in 2004.

To date, we have funded our growth through internally generated funds, debt and private and public sales of equity securities.

In 2005, on a consolidated basis, operating income increased to $94.8 million, compared to $84.1 million in 2004. The increase in operating income is primarily the result of increased sales and lower operating costs as a result of our recent restructuring efforts, partially offset by acquisition related costs and costs related to our restructuring and relocation efforts. In June 2004, we sold a significant portion of our synthetic DNA business unit. Accordingly, the first six months in 2005 do not include any sales of synthetic DNA and related products or operating costs related to the former business unit. Our financial results include the contributions of our recent acquisitions, as well as the costs related to the acquisitions and integrations, including charges for purchased in-process research and development. Our results reflect the benefits of our recent restructuring efforts, which have contributed to improved profitability as we continue to manage our operating costs. Our overall performance in 2005 also reflects a delay in the purchases of certain of our OEM partners whose anticipated product launches included QIAGEN instrument and consumable products. These unforeseen delays in our partners’ product launches resulted in a decrease in the sales of our instrument products in 2005. However, since our instrument products carry a lower gross margin than our consumable products, the lower instrumentation sales resulted in a higher gross margin in 2005, therefore we still achieved a strong operating margin.

In 2004, on a comparative basis, sales increased primarily as the result of an increase in our consumables products sales, which experienced very solid growth in 2004 compared to 2003. During 2004, we continued in our plans to realign certain operating functions in line with our focus on streamlining and strengthening our operations. In 2004, we recorded charges of $3.8 million, respectively, related to our restructuring and relocation efforts. Upon the acquisition of the key assets of MSI, we recorded costs related to the acquisition in the third quarter of 2004 including a $1.5 million charge to cost of sales for a write-down of inventories, which will be replaced with products integrating newly acquired technologies, and a $572,000 charge to operating expenses related to the impairment of other assets as a result of the acquisition. Further, on a comparative basis, operating income during 2004 was negatively impacted by the currency impact of the stronger euro, since a significant portion of our production and operations is based in Germany, along with lower gross margins from instrumentation sales. After the sale of a significant portion of our synthetic DNA business unit, our gross margin is no longer negatively impacted by such products and as a result, our reported gross margin in 2004 increased to 67% compared to 65% for the same period in 2003.

We segment our business based on the geographic locations of our subsidiaries. Our reportable segments include Germany, the United States, Switzerland, Japan, the United Kingdom, Norway and other countries (consisting of subsidiaries in Canada, France, Australia, Italy, Austria, Sweden, China, Malaysia and

The Netherlands). Our principal research, production and manufacturing facilities are located in Germany, the United States, Canada, Switzerland, China and Norway. Our holding company is located in The Netherlands. Reportable segments derive revenues from our entire product and service offerings. Our Luxembourg subsidiary, which was established as the financing vehicle for the issuance of convertible debt, is not consolidated.

The following tables set forth summaries of operating income by segment for the years ended December 31. More complete tables can be found in Note 20 in the accompanying financial statements.

Operating Income (Loss)	2005	2004	2003
Germany	$43,279,000	$28,670,000	$22,355,000
United States	31,830,000	36,473,000	32,641,000
Switzerland	(305,000)	1,492,000	(798,000)
All other segments	21,624,000	18,142,000	13,661,000

Subtotal	96,428,000	84,777,000	67,859,000
Intersegment Elimination	(1,591,000)	(637,000)	1,030,000

Total	$94,837,000	$84,140,000	$68,889,000

In Germany, operating income was higher in 2005 primarily due to increased consumable sales which carry a higher gross margin, and sales of our newly acquired German company QIAGEN Hamburg GmbH, partially offset by increased operating costs from the new subsidiary and acquisition related operating costs.

In 2005, operating income in the United States decreased compared to 2004 primarily due to a $4.0 million sale of technology to Operon Biotechnologies in 2004. In 2005 and 2004, the United States had sales of $645,000 and $4.2 million to Operon Biotechnologies, Inc.

Operating income in Switzerland was lower due to lower instrument sales to OEM partners and an increase in research and development expense in 2005 as compared to 2004. In 2004, Switzerland had recorded a $1.0 million license of software to Operon Biotechnologies, Inc.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. During 2005, we introduced more than 50 new products including our human druggable genome siRNA Set V2.0 which enables highly efficient and effective RNAi studies of 6,992 potential human druggable targets. In addition, we validated and launched molecular testing solutions for pathogen targets including avian flu (H5N1) virus surveillance, launched the Qproteome™ product line, a solution portfolio for the preanalytical processing (fractionation and depletion) of proteins, and launched a product portfolio for integrated genome-wide RNAi and SYBR® Green-based RT-PCR assays.

Fiscal Year Ended December 31, 2005 compared to 2004

Net Sales

In 2005, net sales increased 5% to $398.4 million from $380.6 million in 2004. Net sales in the United States decreased to $165.2 million in 2005 from $167.4 million in 2004, and net sales outside the United States increased to $233.2 million in 2005 from $213.2 million in 2004.

The increase in sales was primarily the result of an increase in our consumables products sales, which experienced a growth rate of 13%, partially offset by a decrease in our instrument product sales of 2% in 2005 as compared to 2004. During 2005, we experienced slower performance under some of our OEM contracts where our OEM partners delayed product launches, which include our instrument and consumable products, which resulted in lower sales, primarily instruments, in 2005. Additionally, as we continue to focus on our core business, sales of our other offerings, primarily services, which represented 2% of our 2005 net sales, decreased 21% in 2005 as compared to 2004.

In the second quarter of 2004, we sold a significant portion of our synthetic DNA business unit. Accordingly, net sales in 2005 in the United States, Germany and Japan did not include any sales of the synthetic DNA products, which were included in net sales of the first six months of 2004. Outside of the United States, net sales continued to be favorably affected by growth at our newer subsidiaries located in Sweden and The

Netherlands, which reported an increase in sales of $9.2 million in 2005. Our recent acquired subsidiaries contributed approximately $9.6 million to the increase in 2005 net sales. Prior to the establishment and acquisitions of these newer subsidiaries, other subsidiaries reported sales to these regions. These increases were partially offset by the lower sales of QIAGEN Instruments AG, located in Switzerland, which reported a decrease in sales in 2005 of 6% ($1.7 million). In 2004, Switzerland had recorded a $1.0 million license of software to Operon Biotechnologies, Inc.

A significant portion of our revenues is denominated in European Union euros. Changes in exchange rates can affect the growth rate of net sales. For the year ended December 31, 2005, using identical foreign exchange rates for both years, net sales would have increased approximately 5% as compared to the reported increase of 5% for the year ended December 31, 2005. See “Currency Fluctuations.”

Gross Profit

Gross profit was $275.2 million or 69% of net sales in the year ended December 31, 2005 as compared to $253.5 million or 67% of net sales in 2004. The absolute dollar increase is attributable to the increase in net sales partially offset by the currency impact of the stronger euro. The 2004 gross profit includes sales of our synthetic DNA business unit, a significant portion of which was sold at the end of the second quarter in 2004. Accordingly, the second half of 2004 does not include any sales of synthetic DNA and related products, which carried a lower gross profit than our consumables products, thus the reported gross profit in 2005 is higher than 2004. Further, the increase in gross profit as a percentage of net sales is also attributable to the increase in net sales of consumable products, partially offset by the currency impact of the stronger euro. In connection with the acquisitions in 2005 and 2004, we expensed $439,000 and $1.5 million, respectively, of inventory to cost of sales which will be replaced with products integrating newly acquired technologies.

Research and Development

Research and development expenses increased 9% to $39.1 million (10% of net sales) in 2005 compared with $35.8 million (9% of net sales) in 2004. Using identical foreign exchange rates for both years, research and development expenses would have increased approximately 9%. Our recent acquisitions of new technologies, notably those acquired via the acquisitions of artus and Nextal during the second quarter of 2005, have resulted in an increase in our research and development costs. The increase in research and development expenses is also attributable to the currency impact of the stronger euro, and was partially offset by the sale of our former synthetic DNA business unit in the second quarter of 2004. As we continue to expand our research activities and product development capabilities, additional expense will be incurred related to research and development facility costs and the employees engaged in our research and development efforts. We have a strong commitment to research and development and anticipate that absolute research and development expenses may increase significantly.

Sales and Marketing

Sales and marketing expenses increased 8% to $94.7 million (24% of net sales) in 2005 from $87.5 million (23% of net sales) in 2004. Using identical foreign exchange rates for each year, sales and marketing expenses would have increased approximately 8%. Sales and marketing costs are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2005 includes expenses related to our recently acquired subsidiaries, QIAGEN Hamburg and Nextal, along with our new sales subsidiaries established in Sweden and The Netherlands. We anticipate that sales and marketing costs will increase along with new product introductions and continued growth in sales of our products.

General and Administrative

General and administrative expenses decreased 4% to $40.1 million (10% of net sales) in 2005 from $41.7 million (11% of net sales) in 2004. Using identical foreign exchange rates for both years, general and administrative expenses would have decreased approximately 4%. General and administrative expenses primarily represent the costs required to support our administrative infrastructure which, until our recent restructuring, continued to expand along with our growth. General and administrative expenses were lower in 2005 as a result of our relocation and restructuring efforts, including the sale of our synthetic DNA business unit, which we sold at the end of June 2004.

Acquisition, Integration and Related Costs

In connection with acquisitions in 2005, we recorded a charge of $3.2 million for purchased in-process research and development. Costs related to the acquisitions of 2005 included $439,000 related to inventory which needed to be replaced with products suitable to the newly acquired technologies. In connection with the acquisition of artus and 5-Prime, we expensed costs of approximately $3.2 million, which included $2.1 million related to the impairment of fixed and other assets as a result of the acquisition and included costs related to the integration of $273,000.

Costs related to the acquisition of MSI in the third quarter of 2004 included a $1.5 million write-down of inventories, which were replaced with products integrating newly acquired technologies, and $572,000 related to the impairment of other assets as a result of the acquisition.

Relocation and Restructure Costs

In 2004, we completed the relocation of certain functions from our subsidiary in Valencia, California to Germantown, Maryland where our North American Headquarters is located. We recognized approximately $3.8 million in operating expenses in 2004 related to employee relocation and severance costs in connection with the relocation plan. In 2003 we expensed approximately $3.6 million to cost of sales for the write-down of inventories and approximately $1.5 million to operating expenses related to relocating employees, severance for employees not relocating and the write-off of investments. These restructuring and relocation activities were completed in 2004 at a total cost of approximately $8.9 million. Additionally, in 2003 approximately $1.6 million of mainly lease related costs were incurred to complete the closure of the QIAGEN Genomics site in Bothell, Washington. At December 31, 2005, the remaining accrued liability of $119,000, primarily related to facilities cost, is expected to be paid out during the first part of 2006.

Other Income (Expense)

Other income was $2.4 million in 2005 compared to other expense of $11.5 million in 2004. This decrease in expense was primarily due to the sale of the majority of our synthetic DNA business unit to a group of investors including a former member of management in 2004. As a result we recorded a net loss related to the sale of $9.8 million in the second quarter of 2004.

In 2005, research and development grant income from European as well as German state and federal government grants decreased to $1.4 million from $1.6 million in 2004. We conduct significant research and development activities in Germany, and expect to continue to apply for such research and development grants in the future.

We recorded a loss from foreign currency transactions of $157,000 in 2005 as compared to a loss of $67,000 in 2004. The loss from foreign currency transactions reflects net effects from conducting business in currencies other than the U.S. dollar. QIAGEN N.V.’s functional currency is the U.S. dollar and its subsidiaries’ functional currencies are the European Union euro, the British pound, the Swedish krone, the Swiss franc, the U.S. dollar, the Australian dollar, the Canadian dollar, the Japanese yen, the Malaysian ringgit, the Chinese yuan and the Norwegian krone. See Currency Fluctuations under Item 11 “Quantitative and Qualitative Disclosures About Market Risk”.

For the year ended December 31, 2005, interest income increased to $7.6 million from $2.9 million in 2004. Interest income is derived mainly from interest bearing cash accounts and investments, primarily auction rate securities. The increase in interest income in 2005 over 2004 was the result of an increase in amounts invested during the year and an increase in interest rates. As of December 31, 2005, we had $15.0 million invested in such securities. The weighted average interest rate on the marketable securities portfolio was 3.42% in 2005, compared to 1.27% to 1.45% in 2004.

Interest expense increased to $5.9 million in 2005 compared to $5.1 million in 2004. Interest costs relate primarily to our long-term borrowings of the proceeds from the convertible debt offering along with the long-term debt related to our facility construction.

In 2005, we recorded net losses from equity method investees of $1.1 million compared to $2.2 million in 2004. The loss primarily represents our share of losses from our equity investment in PreAnalytiX and the lower loss in 2005 as compared to 2004 is a result of PreAnalytiX’s lower net loss due to new product sales. The joint venture entity itself, PreAnalytiX GmbH, is expected to report net profits beginning in our fiscal year 2006. As previously disclosed, we intend to continue to make strategic investments in complementary businesses as the opportunities arise. Accordingly, we may continue to record losses on equity investments based on our ownership interest in such companies.

Other miscellaneous income was $741,000 in 2005 compared to other miscellaneous expense of $8.5 million in 2004. This decrease in miscellaneous expense was primarily due to the sale of the majority of our synthetic DNA business unit to a group of investors including a former member of management. As a result we recorded a net loss related to the sale of $9.8 million in the second quarter of 2004.

Provision for Income Taxes

Our effective tax rate increased to 36% in 2005 from 33% in 2004. Our operating subsidiaries are exposed to effective tax rates ranging from zero to approximately 43%. Fluctuation in the distribution of pre-tax income among these entities can lead to fluctuations of the effective tax rate in our consolidated financial statements. Further, we received tax benefits in 2004 related to the revaluation of deferred taxes in The Netherlands, the United States, and Norway.

Fiscal Year Ended December 31, 2004 compared to 2003

Net Sales

In 2004, net sales increased 8% to $380.6 million from $351.4 million in 2003. Net sales in the United States increased to $167.4 million in 2004 from $154.4 million in 2003, and net sales outside the United States increased to $213.2 million in 2004 from $197.0 million in 2003.

The increase in sales was primarily the result of an increase in our consumable products sales and our BioRobot product line, which experienced strong growth in 2004 compared to 2003. Outside of the United States, the increase in net sales was primarily due to growth at QIAGEN GmbH, located in Germany, which reported an increase of 10% ($14.7 million), QIAGEN Ltd., located in the United Kingdom, which reported an increase of 28% ($6.9 million) and QIAGEN Instruments, located in Switzerland, which reported an increase of 17% ($4.3 million). QIAGEN Benelux B.V., our newly established sales subsidiary serving Belgium, The Netherlands and Luxembourg regions, reported sales of $4.4 million during 2004. Prior to the establishment of this new subsidiary, QIAGEN GmbH reported sales to the Benelux region as sales to a third-party distributor. During 2004, QIAGEN K.K., located in Japan, reported a decrease of 4% ($1.6 million), which was partly attributable to a change in local purchasing procedures during the year. Further, in the second quarter 2004, we sold a significant portion of our synthetic DNA business unit. Accordingly, net sales for the second half of 2004 in the United States, Germany and Japan did not include any sales of the synthetic DNA products, which were included in the 2003 net sales.

Changes in exchange rates continued to affect the growth rate of net sales for the year ended December 31, 2004. A significant portion of our revenues is denominated in European Union euros. Using identical foreign exchange rates for both years, net sales would have increased approximately 5% as compared to the reported increase of 8% for the year ended December 31, 2003. See “Currency Fluctuations.”

Gross Profit

Gross profit was $253.5 million or 67% of net sales in the year ended December 31, 2004 as compared to $229.0 million or 65% of net sales in 2003. The absolute dollar increase was attributable to the increase in net sales partially offset by the currency impact of the stronger euro. The 2003 gross profit included sales by our synthetic DNA business unit, a significant portion of which was sold at the end of the second quarter in 2004. Accordingly, the second half of 2004 did not include any sales of synthetic DNA and related products, which carried a lower gross profit than our consumables products, thus the reported gross profit in 2004 was higher than 2003. Further, the increase in gross profit as a percentage of net sales was also attributable to the increase in net sales of higher margin consumable products, partially offset by the currency impact of the stronger euro. Additionally, manufacturing costs incurred at our newer production facilities in Germantown, Maryland and Hilden, Germany, which began production operations in the second and fourth quarters of 2002, respectively, negatively impacted gross profit. These facilities added production capacity, which resulted in increased fixed production costs. These higher fixed costs will continue to be a cost of production in the future, though as production increases and we more fully utilize the additional capacity of these facilities, we expect that these costs, as a percentage of sales, will decrease. In connection with the acquisition of Molecular Staging, Inc. we expensed $1.5 million of inventory to cost of sales in the third quarter of 2004, which will be replaced with products integrating the newly acquired technologies.

Research and Development

Research and development expenses increased 13% to $35.8 million (9% of net sales) in 2004 compared with $31.8 million (9% of net sales) in 2003. Using identical foreign exchange rates for both years, research and development expenses would have increased approximately 8%. We expanded our German research facility late in 2002, which resulted in increased costs related to research and development starting in the first quarter of 2003. Our U.S. facility located in Germantown, Maryland now includes research and development activities, including those related to siRNA. The increase in research and development expenses was also attributable to the currency impact of the stronger euro, and was partially offset by the sale of our former synthetic DNA business unit in the second quarter of 2004. As we continue to expand our research activities and product development capabilities, additional expense will be incurred related to research and development facility costs and the employees engaged in our research and development efforts. We have a strong commitment to research and development and anticipate that absolute research and development expenses will continue to increase in the future, perhaps significantly.

Sales and Marketing

Sales and marketing expenses increased 5% to $87.5 million (23% of net sales) in 2004 from $83.0 million (24% of net sales) in 2003. Using identical foreign exchange rates for each year, sales and marketing expenses would have increased approximately 5%. Sales and marketing costs were primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The decrease in sales and marketing expenses as a percentage of sales in 2004 was primarily a result of our recent restructuring and relocation efforts. We anticipate that sales and marketing costs may increase along with new product introductions and continued growth in sales of our products.

General and Administrative

General and administrative expenses decreased 1% to $41.7 million (11% of net sales) in 2004 from $42.3 million (12% of net sales) in 2003. Using identical foreign exchange rates for both years, general and administrative expenses increased approximately 5%. General and administrative expenses primarily represented the costs required to support our administrative infrastructure which, until our recent restructuring, continued to expand along with our growth. General and administrative expenses were lower in 2004 as a result of our relocation and restructuring efforts, including the sale of our synthetic DNA business unit, which we sold at the end of June 2004.

Acquisition and Related Costs

Costs related to the acquisition of Molecular Staging, Inc. in 2004 included a $1.5 million charge to cost of sales for a write-down of inventories, which were replaced with products integrating newly acquired technologies, and a $572,000 charge to operating expenses related to the impairment of other assets as a result of the acquisition.

Relocation and Restructure Costs

During 2004, we continued executing on our plans to realign certain operating functions in order to concentrate the locations of our activities and strengthen our operational effectiveness. In December 2003, we began the relocation of certain functions from our subsidiary in Valencia, California to our North American Headquarters located in Germantown, Maryland in order to utilize the new capacity in that facility. In addition, in 2003 we realigned research and development programs, streamlined our product offering and discontinued certain product lines related to certain microarray-related products.

As a result of the above plans, in 2004, we recognized approximately $3.8 million in operating expenses related to employee relocation and severance costs. In 2003 we expensed approximately $3.6 million to cost of sales for the write-down of inventories and approximately $1.5 million to operating expenses related to relocating employees, severance for employees not relocating and the write-off of investments. These restructuring and relocation activities were completed in 2004 at a total cost of approximately $8.9 million. Additionally, in 2003 approximately $1.6 million of mainly lease related costs were incurred to complete the closure of the QIAGEN Genomics site in Bothell, Washington.

Other Income (Expense)

Other expense was $11.5 million in 2004 compared to $1.6 million in 2003. This increase in expense was primarily due to the sale of the majority of our synthetic DNA business unit to a group of investors including a former member of management. As a result, we recorded a net loss related to the sale of $9.8 million in the second quarter of 2004.

In 2004, research and development grant income from European as well as German state and federal government grants decreased to $1.6 million from $2.2 million in 2003. We conducted significant research and development activities in Germany, and expect to continue to apply for such research and development grants in the future.

We recorded a loss from foreign currency transactions of $67,000 in 2004 as compared to a gain of $1.1 million in 2003. The gain or loss from foreign currency transactions reflects net effects from conducting business in currencies other than the U.S. dollar. QIAGEN N.V.’s functional currency is the U.S. dollar and its subsidiaries’ functional currencies are the European Union euro, the British pound, the Swiss franc, the U.S. dollar, the Australian dollar, the Canadian dollar, the Japanese yen, the Chinese yuan, the Malaysian ringgit and the Norwegian krone. See Currency Fluctuations under Item 11 “Quantitative and Qualitative Disclosures About Market Risk”.

For the year ended December 31, 2004, interest income increased to $2.9 million from $1.3 million in 2003. Interest income was derived from our investment of funds in investment grade, interest-bearing marketable securities and from cash balances. The increase in interest income in 2004 over 2003 was due to an increase in amounts invested during the year. As of December 31, 2004, we had approximately $30.2 million invested in marketable securities. The weighted average interest rates on the marketable securities portfolio ranged from 1.27 % to 1.45 % in 2004, compared to 1.37% to 1.46% in 2003.

Interest expense increased to $5.1 million in 2004 compared to $4.6 million in 2003. Interest costs related primarily to our long-term borrowings of the proceeds from the convertible debt offering completed in 2004 along with the long-term debt related to our facility construction.

In 2004, we recorded net losses from equity method investees of $2.2 million compared to $1.8 million in 2003. The loss primarily represented our share of losses from our equity investment in PreAnalytiX. We sell certain products directly as joint venture products and certain products are sold the use of via protocols and related QIAGEN products through QIAGEN. The aggregated PreAnalytiX activities are profitable for QIAGEN.

Other miscellaneous expense was $8.5 million in 2004 compared to other miscellaneous income of $286,000 in 2003. This increase in expense was primarily due to the sale of the majority of our synthetic DNA business unit to a group of investors including a former member of management. As a result we recorded a net loss related to the sale of $9.8 million in the second quarter of 2004.

Provision for Income Taxes

Our effective tax rate decreased to 33% in 2004 from 36% in 2003. Our operating subsidiaries were exposed to effective tax rates ranging from approximately 25% to approximately 42%. Fluctuation in the distribution of pre-tax income among these entities can lead to fluctuations of the effective tax rate in our consolidated financial statements. Further, we received tax benefits in 2004 related to the revaluation of deferred taxes in The Netherlands, the United States, and Norway.

Foreign Currency

QIAGEN N.V.’s functional currency is the U.S. dollar and its subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered, in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation”. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net gain or loss on foreign currency transactions was a loss of $157,000 in 2005, a loss of $67,000 in 2004, and a gain of $1.1 million in 2003, and is included in other income.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including acquisitions. As of December 31, 2005 and 2004, we had cash and cash equivalents of $191.7 million and $196.4 million, respectively, and investments in current marketable securities of $15.0 million and $30.2 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2005, cash and cash equivalents had decreased by $4.7 million over December 31, 2004 primarily due to $98.5 million used in investing activities, offset by cash provided by operating activities of $91.2 million and financing activities of $3.0 million. Marketable securities consist of auction rate securities. As of December 31, 2005 and 2004, we had working capital of $278.6 million and $299.0 million, respectively.

Operating Activities. For the years ended December 31, 2005 and 2004, we generated net cash from operating activities of $91.2 million and $53.8 million, respectively. Cash provided by operating activities increased in 2005 compared to 2004 primarily due to increased net income and decreases in inventories and accrued liabilities, partially offset by an increase in taxes payable. Since we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities. Approximately $98.5 million of cash was used in investing activities during 2005, compared to $51.1 million during 2004. Investing activities during 2005 consisted principally of $82.0 million used for acquisitions and the purchase of $40.4 million in auction rate securities, offset by the sale of $55.4 million of these securities.

Financing Activities. Financing activities provided $3.0 million in cash for the year ended December 31, 2005, compared to $95.6 million for the same period in 2004. Cash provided during the period was primarily due to the issuance of common shares as a result of stock option exercises and proceeds on long-term debt, partially offset by capital lease payments and the repayment of short- and long-term debt. Cash provided during 2004 included the long-term borrowings from QIAGEN Finance (Luxembourg) S.A., the issuance of common shares as a result of stock option exercises, partially offset by the repayment of long-term debt and capital leases.

We have credit lines totaling $11.0 million at variable interest rates none of which was utilized as of December 31, 2005. We also have capital lease obligations, including interest, in the amount of $17.4 million, and carry $197.4 million of long-term debt that consists of four notes payable.

Two of the notes payable are the long-term borrowings of the proceeds from our issuance of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (Luxembourg) S.A., which was established for this purpose. According to the provisions of the Financial Accounting Standards Board Interpretation No. 46 (FIN 46) “Consolidation of Variable Interest Entities,” which is discussed more fully in Note 6 to the Consolidated Financial Statements, QIAGEN Finance is a variable interest entity with no primary beneficiary, thus is not consolidated. Accordingly, the convertible debt is not included in our consolidated financial statements though we do report the full obligation of the debt through our liabilities to QIAGEN Finance. The net proceeds of the convertible debt were loaned by QIAGEN Finance to our consolidated U.S. and Swiss subsidiaries. The long-term notes payable to QIAGEN Finance have an effective rate of 1.95% and are due in August 2011. The convertible notes issued by QIAGEN Finance are convertible into shares of our common stock at a conversion price of $12.6449 subject to adjustment. Approximately $58.0 million of the proceeds was used to repay long-term debt at higher interest rates and the remaining net proceeds were used primarily for acquisitions. We also have a note payable of EUR 35.0 million, (approximately $41.4 million at December 31, 2005) which bears interest at a variable interest rate of EURIBOR plus 0.75% is due in annual payments of EUR 5.0 million through June 2011 and a note payable of EUR 5.0 million (approximately $6.0 million at December 31, 2005) which is due in June 2008.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity and convertible notes, and availability of financing facilities as needed, will be sufficient to fund our planned operations and expansion during the coming year.

Currency Hedging

In the ordinary course of business, we purchase financial instruments with which we intend to hedge foreign currency fluctuations with the principal objective of minimizing the risks and/or costs associated with global financial and operating activities. Generally, we hedge a majority of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. We do not utilize financial instruments for trading or other speculative purposes.

At December 31, 2005, these foreign currency instruments consisted of options, which give us the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. These options are marked to market through our statements of income and are not designated as effective hedges according to the provisions of SFAS 133. At December 31, 2005, we held one foreign currency exchange option, totaling $500,000, which has a notional exchange rate of EUR/USD 1.210 and expired at the end of January 2006.

During 2005, our German and Swiss subsidiaries entered into forward arrangements which qualify for hedge accounting as cash flow hedges of foreign currency denominated liabilities. At December 31, 2005, these forward contracts totaled $44.0 million as a hedge to currency risk on intercompany loans. The contracts mature in July 2011 and at December 31, 2005 and 2004 had fair market values of approximately $663,000 and $4.8 million, respectively, which is included in other long-term liabilities in the accompanying consolidated balance sheets. During 2005, we also entered into a forward arrangement which qualifies as a cash flow hedge of $9.0 million Canadian. This contract matured in February 2006 and had a fair market value of $377,000 at December 31, 2005, which is included in accrued and other liabilities at December 31, 2005. The gain or loss on the change in the fair values of the derivatives are included in earnings to the extent they offset the earnings impact of changes in the fair values of the hedged obligations. Any difference is deferred in accumulated comprehensive income, a component of shareholders’ equity. These contracts effectively fix the exchange rate at which the intercompany loans will be settled in, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans.

Contractual Obligations

As of December 31, 2005, our future contractual cash obligations are as follows:

Contractual obligations (in thousands)	Total	2006	2007	2008	2009	2010	Thereafter
Long-term debt	$197,368	$5,921	$5,921	$11,842	$5,921	$5,921	$161,842
Capital lease obligations	17,407	1,466	1,329	1,329	1,328	1,328	10,627
Operating leases	25,826	6,708	5,517	4,564	2,925	2,561	3,551
Purchase obligations	16,311	11,487	1,809	1,262	154	154	1,445

Total contractual cash obligations	$256,912	$25,582	$14,576	$18,997	$10,328	$9,964	$177,465

In addition to the above and pursuant to the purchase agreements for the 2005 acquisitions, we could be required to make additional contingent cash payments totaling up to $27.2 million based on revenue milestones in 2006 and beyond.

Critical Accounting Policies, Judgments and Estimates

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact to the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or it is reasonably likely that changes in the accounting estimate may occur from period to period that would have a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, accounts receivable, investments, goodwill and other intangibles, and income taxes. We reviewed the development, selection, and disclosure of our critical accounting policies and estimates with the Audit Committee of our Supervisory Board.

Revenue Recognition. We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) could require management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Accounts Receivable. Our accounts receivable are unsecured, and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. Since a significant portion of our customers are funded through academic or government funding arrangements, past history may not be representative of the future. As a result, we may have write-offs of accounts receivable in excess of previously estimated amounts or may in certain periods increase or decrease the allowance based on management’s current estimates.

Investments. We have equity investments accounted for under the cost method. We periodically review the carrying value of these investments for permanent impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. Estimating the fair value of these non-marketable equity investments in life science companies is inherently subjective, and if actual events differ from management’s assumptions, it could require a write-down of the investment that could materially impact our financial position and results of operations.

In addition, generally accepted accounting principles require different methods of accounting for an investment depending on the level of control that we exert. Assessing the level of control involves subjective judgments. If management’s assumptions with respect to control differ in future periods and we therefore have to account for these investments under a method other than the cost method, it could have a material impact to our financial statements.

Goodwill and Other Intangible Assets. We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”, requires us to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The statement requires estimates of the fair value of our reporting units. If we determine that the fair values are less than the carrying amount of goodwill recorded, we must recognize an impairment in our financial statements. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimate.

At December 31, 2005, goodwill and intangible assets totaled $93.9 million and $74.6 million, respectively, and were included in the following segments:

	Goodwill	Intangibles
Germany	$42,918,000	$42,046,000
United States	17,012,000	16,081,000
Japan	1,202,000	—
Norway	25,567,000	2,754,000
Other countries	7,215,000	13,685,000

Total	$93,914,000	$74,566,000

In the fourth quarter of 2005, we performed our annual impairment assessment of goodwill (using data as of October 1, 2005) in accordance with the provisions of SFAS No. 142. In testing for potential impairment, we measured the estimated fair value of our reporting units based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. We concluded that no impairment existed. Even if our estimates of projected future cash flows were too high by 10%, there would be no impact on the reported value of goodwill at December 31, 2005.

Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

Income Taxes. The calculation of our tax provision is complex due to the international operations and multiple taxing jurisdictions in which we operate. We have significant deferred tax assets due to net operating losses (NOL) the utilization of which is not assured and is dependent on generating sufficient taxable income in the future. Although management believes it is more likely than not that we will generate sufficient taxable income to utilize all NOL carryforwards, evaluating the NOL’s related to our newer subsidiaries requires us to make estimates that we believe are reasonable, but may also be highly uncertain given that we do not have direct experience with such subsidiaries or their products and thus the estimates also may be subject to significant changes from period to period as we gain that experience. To the extent that our estimates of future taxable income are insufficient to utilize all available NOL’s, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. In the event that actual circumstances differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact our financial position and results of operations.

The above listing is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States, with limited or no need for management’s judgment. There are also areas in which management’s judgment in selecting available alternatives may or may not produce a materially different result. See our audited consolidated financial statements and notes thereto in Item 18 of this Form 20-F which contain a description of accounting policies and other disclosures required by generally accepted accounting principles in the United States.

Authoritative Pronouncements

In May 2005, the Financial Accounting Standards Board (FASB) issued Statement No. 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. We plan to adopt this statement on January 1, 2006 and it is not expected to have a material effect on the financial statements upon adoption.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R), which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS 123R supersedes Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments, including grants of employee stock options, based on the grant-date fair value of the award. That cost will be recognized in the income statement over the period during which an employee is required to provide service in exchange for the award (often the vesting period). Pro forma disclosure is no longer an alternative. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as was permitted under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.

We will continue to apply the accounting provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for our stock plan until the effective date of SFAS No. 123R. Please see Note 1 to our consolidated financial statements in this report for the pro forma impact to net income and earnings per share under SFAS No. 123’s fair value method of accounting for employee stock plans. SFAS 123R was initially expected to be implemented by July 1, 2005, but its effectiveness has been delayed until January 1, 2006 by the Securities Exchange Commission. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt SFAS 123R on January 1, 2006.

Item 6. Directors, Senior Management and Employees

Supervisory Directors and Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year. The Deputy Managing Director is appointed by the Supervisory Board.

Our Supervisory Directors, Managing Directors and executive officers, and their ages as of February 3, 2006, are as follows:

Managing Directors and Deputy Managing Director:

Name	Age	Position
Peer M. Schatz	40	Managing Director, Chief Executive Officer
Roland Sackers	37	Deputy Managing Director, Chief Financial Officer
Dr. Joachim Schorr	45	Managing Director, Senior Vice President, Research and Development
Bernd Uder	48	Managing Director, Senior Vice President, Sales and Marketing

Supervisory Board Members:

Name	Age	Position
Prof. Dr. Detlev H. Riesner	64	Chairman of the Supervisory Board, Supervisory Director and Chairman of the Selection and Appointment Committee
Dr. Heinrich Hornef	74	Deputy Chairman of the Supervisory Board, Supervisory Director, Chairman of the Audit Committee and Member of the Selection and Appointment Committee
Dr. Metin Colpan	51	Supervisory Director
Jochen Walter	58	Supervisory Director and Member of the Audit Committee
Dr. Franz A. Wirtz	73	Supervisory Director and Chairman of the Compensation Committee
Erik Hornnaess	68	Supervisory Director, Member of the Audit Committee and Member of the Compensation Committee
Prof. Dr. Manfred Karobath	65	Supervisory Director and Member of the Compensation Committee

Prof. Dr. jur Carsten P. Claussen was appointed as non-voting Special Advisor to the Supervisory Board and Honorary Chairman in 1999.

The following is a brief summary of the background of each of the Supervisory Directors, Managing Directors, Deputy Managing Director, and the Honorary Chairman. Supervisory Directors and Managing Directors are appointed annually for the period beginning on the day following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

Peer M. Schatz joined the Company in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003 he was Chief Financial Officer and became a Managing Director in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gall, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz also serves in the capacities of Vice Chairman and Audit Committee Chairman of Evotec AG and as director to Mulligan BioCapital AG, acted as a member of the Advisory Board (Börsenrat) of the Frankfurt Stock Exchange through 2004 and also serves as a member of the German Corporate Governance Commission.

Roland Sackers joined the Company in 1999 and has been Chief Financial Officer and Deputy Managing Director since January 1, 2004. Between 1999 and 2003 he was Vice President Finance of the Company. Between 1995 and 1999 Mr. Sackers acted as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers graduated from the Westfälische Wilhelms-Universität Münster, Germany with an M.B.A. Mr. Sackers has been a member of the supervisory board of IBS AG since 2002, a member of the audit committee of IBS AG since 2003, and a member of the board of directors of Operon Biotechnologies, Inc. since 2004.

Dr. Joachim Schorr joined the Company in 1992 and has been Senior Vice President Research & Development since January 1, 2004. He became a Managing Director in 2004. Initially, Dr. Schorr served the Company as Project Manager and later had responsibilities as Business Unit Manager. In 1999 Dr. Schorr became Vice President Research & Development with the responsibility for the world-wide QIAGEN R&D activities. Before joining QIAGEN, Dr. Schorr worked for the pharmaceutical company Hoechst AG on the development of oral malaria vaccines and was awarded with the IHK research award in 1991. Dr. Schorr holds a Ph.D. in Molecular Biology and Virology, which he received at the University of Cologne. Dr. Schorr is a co-founder of Coley Pharmaceuticals, EnPharma Pharmaceuticals and QBM Cell Sciences and is currently a member of the supervisory board of QBM Cell Sciences.

Bernd Uder joined QIAGEN in 2001 as Vice President Sales & Marketing and has been Senior Vice President Sales & Marketing since January 1, 2004. He became a Managing Director in 2004. Between 1987 and 2001, Mr. Uder was active in building up and coordinating world-wide distribution networks as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President global e.business with Amersham Pharmacia Biotech.

Professor Dr. Detlev H. Riesner is a co-founder of QIAGEN. He has been on the Company’s Supervisory Board since 1984 and was appointed Chairman of the Supervisory Board in 1999. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980. In 1996, he was also appointed to the position of Vice President of Research, and in 1999, he was nominated Director of Technology at the University of Düsseldorf. Prior to that he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the supervisory board or a director of New Lab Bioquality AG, Erkrath; AC Immune S.A., Lausanne and Neuraxo GmbH, Düsseldorf. Professor Riesner is also a member of the scientific advisory boards of the RiNA network, Berlin, the Friedrich-Loeffler-Institut, Isle of Riems, and PrioNet, Canada.

Dr. Heinrich Hornef has been on the Company’s Supervisory Board since 2000 and was appointed Deputy Chairman of the Supervisory Board and Audit Committee Chairman in 2001. He also serves as a chairman on the supervisory board of Heidelberg Innovation GmbH, a biotechnology and life-science venture capital company in Heidelberg, Germany and as chairman of the advisory board of m-phasys GmbH, Tuebingen. He was chairman of the supervisory board of the pharmaceutical company Merck KGaA, in Darmstadt, Germany until December 2003 and a member of the supervisory board until March 2004, as well as a member of the partners’ counsel of E. Merck, in Darmstadt, Germany until June 2004. Prior to his retirement in December 1996, Dr. Hornef served as CFO of Boehringer Mannheim GmbH (1973-1991), as CFO of the Berlin-based Treuhandanstalt, the privatization agency in East-Germany (1992-1994), and as president of its successor organization, BvS (1995-1996).

Dr. Metin Colpan is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan obtained his Ph.D. and M.Sc. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a supervisory board member of GenPat77 Pharmacogenetics AG, GPC Biotech AG, Ingenium Pharmaceuticals AG and Morphosys AG, each in Munich, Germany.

Jochen Walter joined the Supervisory Board of QIAGEN in 1988 and has served on the Audit Committee since 1996. Since 1985, Mr. Walter has been the Managing Director of RBS GmbH (previously called Innovatives Düsseldorf), a venture capital company, which was the management company for S-Kapitalbeteiligungsgesellschaft Düsseldorf, mbH. Since 1968, he has been involved in a wide range of management positions in commercial banking. Mr. Walter holds a diploma in banking management from the Banking Institute in Bonn. Mr. Walter currently serves as a managing director of UCV Unternehmensberatung- und Beteiligungsgesellschaft mbH, Meerbusch, Germany. He has also served in the capacities of supervisory board member of Rhein Biotech N.V., TRAPO AG, RBB Management AG, and NETEC AG; advisory board member of RBB Regionale Beteiligungs-u. Beratungsgesellschaft der Sparkassen, der Oberlausitz/Niederschlesien u. der Saechsischen Schweiz mbH; management board member of BVK Bundesverband Deutscher Kapitalbeiligungsgesellschaften-German Venture Capital Association e.V.; and managing director and general manager of S-Kapitalbeteiligungsgesellschaft Düsseldorf, mbH.

Dr. Franz A. Wirtz has been a member of QIAGEN’s Supervisory Board since 1989. Dr. Wirtz was Managing Director of Grünenthal GmbH, Aachen/Germany, a large, private pharmaceutical company from 1962-1997 and a member of its Advisory Board from 1998-2001. He is Vice Chairman of Paion AG, Aachen and Vice Chairman of Dasgip AG, Jülich, two young German biotech companies. For 10 years Dr. Wirtz was treasurer of the German pharmaceutical industry association. Dr. Wirtz holds a doctorate degree in chemistry from the Rheinisch-Westfälische Technische Hochschule in Aachen whose honorary citizen he became in 2001.

Erik Hornnaess has been a member of the Supervisory Board since 1998, joined the Audit Committee in 2002 and the Compensation Committee in 2005. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France and from 1982 he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive director of AXIS-SHIELDS Group, Scotland, and MEDISTIM ASA, Norway. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a PMD from the Harvard Business School.

Professor Dr. Manfred Karobath studied medicine and from 1967 to 1980 he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became professor of biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President and later he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers. Dr. Karobath also serves as a member of the board of directors of Coley Pharmaceutical Group.

Professor Dr. jur. Carsten P. Claussen was Chairman of the Supervisory Board of the Company from 1988 to June 1999 and was appointed as a Special Advisor and Honorary Chairman in 1999. This position is not required by Dutch law and Professor Claussen is no longer a voting member of the Supervisory Board. For many years he has pursued a career in private banking. Between 1976 and 1987, Professor Claussen was a member of the executive board of Norddeutsche Landesbank, Hannover, and chairman of the Hannover Stock Exchange. Since 1987, he has been a lawyer in Duesseldorf and senior advisor to IKB Deutsche Industriekreditbank, Düsseldorf. At present, he is a partner in the law firm of Hoffmann Liebs and Partner and specializes in corporate law and capital market transactions. He is chairman of the board of TON ART AG, Duesseldorf; Flossbach & v. Storch Vermögensmanagement AG, Cologne; and WAS Worldwide Analytical Systems AG, Cleve and is a member of other boards. Professor Claussen received his Ph.D. in law from the University of Cologne.

Compensation of Directors and Officers

The tables below state the amounts earned on an accrual basis by Directors and Officers in 2005. The variable component is based on performance relative to personal goals and corporate goals agreed by the Supervisory Board.

The compensation granted to the members of the Managing Board in 2005 consists of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, including, but not limited to, stock options or other equity-based compensation and pension plans. The variable part of the compensation is designed to strengthen the Board members’ commitment to the Company and its objectives.

Year Ended December 31, 2005	Annual Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (1)	Total
Peer M. Schatz	$871,000	$281,000	$1,000	$1,153,000
Roland Sackers	$286,000	$81,000	$155,000	$522,000
Dr. Joachim Schorr	$249,000	$81,000	$25,000	$355,000
Bernd Uder	$249,000	$111,000	$10,000	$370,000

(1)	Amounts include, among others, inventor bonus and expatriate fringe pay. Does not include the reimbursement of certain expenses relating to travel incurred at the request of the Company or other reimbursements or payments that in total did not exceed the lesser of $50,000 or 10% or the total salary and bonus reported for the officer.

The Supervisory Board compensation for 2005 consists of fixed compensation for Board members, an additional amount for Chairman and Vice Chairman, and committee membership fees. Supervisory Directors receive variable compensation which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed EUR 5,000 per year. We did not pay any agency or advisory service fees to members of the Supervisory Board other than $447,000 to Dr. Colpan for his scientific consulting services.

Name	Fixed Salary	Chairman/ Vice-Chairman Committee	Meeting Attendance	Committee Membership	Variable Cash Bonus	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	$15,000	$15,000	$6,000	$2,500	$6,000	$44,500
Dr. Heinrich Hornef	$15,000	$10,000	$10,000	$3,500	$6,000	$44,500
Dr. Metin Colpan	$15,000	—	$5,000	—	$6,000	$26,000
Jochen Walter	$15,000	—	$10,000	$2,500	$6,000	$33,500
Dr. Franz A. Wirtz	$15,000	$2,000	$4,500	$2,500	$6,000	$30,000
Erik Hornnaess	$15,000	—	$9,000	$3,500	$6,000	$33,500
Prof. Dr. Manfred Karobath	$15,000	—	$5,000	$1,000	$6,000	$27,000

Board members also receive a variable component, in the form of stock options. Stock options granted to the Managing and Supervisory Boards must have an exercise price that is higher than the market price at the time of grant.

Year Ended December 31, 2005	Long-Term Compensation
Name	Defined Contribution Benefit Plan	Stock Options
Peer M. Schatz	—	200,000	(1)
Roland Sackers	$10,000	150,000	(1)
Dr. Joachim Schorr	$8,000	100,000	(1)
Bernd Uder	$8,000	100,000	(1)

Supervisory Board:
Prof. Dr. Detlev H. Riesner	—	20,000	(2)
Dr. Heinrich Hornef	—	20,000	(2)
Dr. Metin Colpan	—	20,000	(2)
Jochen Walter	—	20,000	(2)
Dr. Franz A. Wirtz	—	20,000	(2)
Erik Hornnaess	—	20,000	(2)
Prof. Dr. Manfred Karobath	—	20,000	(2)

(1)	Options granted at exercise prices ranging from $11.985 to $12.546, expiring in May and December 2015.
(2)	Options granted at exercise prices ranging from $11.985 to $12.546, expiring in May and December 2015.

The following table sets forth the vested and unvested options of our officers and directors as of February 3, 2006:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices
Peer M. Schatz	2,449,876	—	5/2006 to 12/2015	$1.188 to $20.563
Roland Sackers	425,925	—	9/2009 to 12/2015	$4.590 to $20.563
Dr. Joachim Schorr	303,255	—	10/2011 to 12/2015	$5.190 to $17.900
Bernd Uder	217,921	—	3/2011 to 12/2015	$4.590 to $20.563
Prof. Dr. Detlev H. Riesner	154,000	—	5/2006 to 12/2015	$1.188 to $20.563
Dr. Heinrich Hornef	90,000	—	1/2010 to 12/2015	$6.018 to $20.563
Dr. Metin Colpan	1,128,150	—	2/2007 to 12/2015	$3.219 to $20.563
Jochen Walter	82,667	—	1/2010 to 12/2015	$6.018 to $20.563
Dr. Franz A. Wirtz	134,000	—	2/2007 to 12/2015	$3.219 to $20.563
Erik Hornnaess	122,300	—	1/2008 to 12/2015	$5.625 to $20.563
Prof. Dr. Manfred Karobath	96,000	—	1/2010 to 12/2015	$6.018 to $20.563

During 2005 and 2004, certain stock options were accelerated as discussed further below under “Stock Plan”.

Audit Committee

The Audit Committee operates pursuant to a charter approved by the Supervisory Board and consists of three members, Dr. Hornef (Chairman), Mr. Walter, and Mr. Hornnaess, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in the Sarbanes-Oxley Act of 2002 and the Marketplace Rules of the NASDAQ. The Audit Committee is responsible for the nomination, subject to shareholder approval, of the independent registered public accounting firm to audit the consolidated financial statements and local books and records of QIAGEN and its subsidiaries, and is responsible for pre-approving the fees for such services. Additionally, the Audit Committee reviews the performance of the independent registered public accounting firm with management, discussing on a quarterly basis the scope and results of the reviews and audits with the independent registered public accounting firm; discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the independent registered public accounting firm and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the independent registered public accounting firm our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse.

Compensation Committee

The Compensation Committee consists of three members: Dr. Wirtz (Chairman), Professor Karobath and Mr. Hornnaess. Members are appointed by the Supervisory Board and serve for a term of one year. We believe that all of the members of the Compensation Committee meet the independence requirements set forth in the Marketplace Rules of the NASDAQ. The Compensation Committee reviews and approves all equity based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits.

Selection and Appointment Committee

The current members of the Selection and Appointment Committee are Prof. Dr. Detlev H. Riesner (Chairman) and Dr. Heinrich Hornef. The Selection and Appointment Committee prepares the selection criteria and appointment procedures for members of the company’s Supervisory Board and the Managing Board;

periodically evaluates the scope and composition of the Managing Board and Supervisory Board and proposes the profile of the Supervisory Board in relation thereto. Additionally, the Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board and reports the results thereof to the Supervisory Board and proposes the (re-)appointments of members of the company’s Managing Board and Supervisory Board. The Committee prepares and submits to the Supervisory Board on an annual basis a report of its deliberations and findings.

Employment Contracts

We have entered into employment contracts with our Managing Directors and our Deputy Managing Director. These contracts are listed as Exhibits under Item 19.

We have not entered into contracts with any member of the Supervisory Board that provide for benefits upon a termination of the service of the member. We entered into a consulting agreement with Dr. Colpan pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day (approximately $3,300 at the December 31, 2005 exchange rate) for consulting services.

Employees

As of December 31, 2005, we employed 1,589 individuals, 20% of whom worked in research and development, 35% in sales, 24% in production/logistics, 8% in marketing and 13% in administration.

Country	Research and Development	Sales	Production	Marketing	Administration	Total
United States and Canada	30	219	98	24	53	424
Europe	288	258	260	71	144	1021
Asia	3	60	25	24	11	123
Rest of World	0	16	0	1	4	21
12/31/2005	321	553	383	120	212	1589

At December 31, 2004 and 2003, we employed 1,322 and 1,533 individuals, respectively. None of our employees is represented by a labor union or is subject to a collective bargaining agreement. Management believes that its relations with its employees are good.

Our success depends, to a significant extent, on key members of our management and our scientific staff. The loss of such employees could have a material adverse effect on QIAGEN. Our ability to recruit and retain qualified skilled personnel to perform future research and development work will also be critical to our success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to acquire such personnel or develop such expertise could have a material adverse impact on our operations.

Share Ownership

The following table sets forth certain information as of February 3, 2006 concerning the ownership of Common Shares by our Directors and Officers. In preparing the following table, we have relied on information furnished by such persons.

Name and Country of Residence	Shares Beneficially Owned (1) Number		Percent Ownership (2)
Peer M. Schatz, Germany	1,482,064	(3)	1.0%
Roland Sackers, Germany	0	(4)	*
Dr. Joachim Schorr, Germany	0	(5)	*
Bernd Uder, Germany	0	(6)	*
Prof. Dr. Detlev H. Riesner, Germany	2,104,136	(7)	1.4%
Dr. Heinrich Hornef, Germany	1,600	(8)	*
Dr. Metin Colpan, Germany	6,442,025	(9)	4.3%
Jochen Walter, Germany	40,000	(10)	*
Dr. Franz A. Wirtz, Germany	950,000	(11)	*
Erik Hornnaess, Spain	10,000	(12)	*
Professor Dr. Manfred Karobath, UK	0	(13)	*

*	Indicates that the person beneficially owns less than 1% of the Common Shares issued and outstanding as of February 3, 2006.
(1)	The number of Common Shares issued and outstanding as of February 3, 2006 was 148,485,952. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights with respect to Common Shares.
(2)	Does not include Common Shares subject to options held by such persons at February 3, 2006 and exercisable within 60-days thereafter. See footnotes below for such information on options exercisable at February 3, 2006 and within 60-days thereafter.
(3)	Does not include 2,449,876 shares issuable upon the exercise of options to purchase Common Shares at an exercise price from $1.188 to $20.563 per share. Options expire in increments during the period between May 2006 and December 2015.
(4)	Does not include 425,925 shares issuable upon the exercise of options to purchase Common Shares at an exercise price from $4.590 to $20.563 per share. Options expire in increments during the period between September 2009 and December 2015.
(5)	Does not include 303,255 shares issuable upon the exercise of options to purchase Common Shares at an exercise price from $5.190 to $17.900 per share. Options expire in increments during the period between October 2011 and December 2015.
(6)	Does not include 217,921 shares issuable upon the exercise of options to purchase Common Shares at an exercise price from $4.590 to $20.563 per share. Options expire in increments during the period between March 2011 and December 2015.
(7)	Does not include 154,000 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $1.188 to $20.563 per share. Options expire in increments during the period between May 2006 and December 2015. Prof. Riesner also has the option to purchase 162,302 common shares through Credit Suisse First Boston. Includes 2,104,136 shares held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder.
(8)	Does not include 90,000 shares issuable upon the exercise of options to purchase Common Shares at an exercise price from $6.018 to $20.563 per share. Options expire in increments during the period between January 2010 and December 2015.
(9)	Does not include 1,128,150 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $3.219 to $20.563 per share. Options expire in increments during the period between February 2007 and December 2015. Includes 5,200,000 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800,000 shares held by Colpan GbR. Dr. Colpan also has the option to purchase 612,397 common shares through Credit Suisse First Boston.

(10)	Does not include 82,667 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $6.018 to $20.563 per share. Options expire in increments during the period between January 2010 and December 2015.
(11)	Does not include 134,000 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $3.219 to $20.563 per share. Options expire in increments during the period between February 2007 and December 2015.
(12)	Does not include 122,300 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $5.625 to $20.563 per share. Options expire in increments during the period between January 2008 and December 2015.
(13)	Does not include 96,000 shares issuable upon the exercise of options to purchase Common Shares at an exercise price ranging from $6.018 to $20.563 per share. Options expire in increments during the period between January 2010 and December 2015.

Stock Plan

During 2005, the Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) which was approved by our shareholders on June 14, 2005. Pursuant to the Plan, stock rights, which include options to purchase our Common Shares, stock grants and stock based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. An aggregate of 20,000,000 Common Shares have been reserved for issuance pursuant to the Plan, subject to certain antidilution adjustments. Options granted pursuant to the Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non-qualified stock options. The Plan is administered by the Compensation Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors and determines the number of shares subject to the option, the length of time the option will remain outstanding, the manner and time of the option’s exercise, the exercise price per share subject to the option and other terms and conditions of the option consistent with the Plan. The Compensation Committee’s decisions are subject to the approval of the Supervisory Board. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control. A “Change of Control” means the occurrence of a merger or consolidation of QIAGEN, whether or not approved by the Board of Directors, other than a merger or consolidation which would result in the voting securities of QIAGEN outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least 50% of the total voting power represented by the voting securities of QIAGEN or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation, or the stockholders of QIAGEN approve an agreement for the sale or disposition by QIAGEN of all or substantially all of QIAGEN’s assets.

The Compensation Committee has the power, subject to Supervisory Board approval, to interpret the Plan and to adopt such rules and regulations (including the adoption of “sub plans” applicable to participants in specified jurisdictions) as it may deem necessary or appropriate. The Compensation Committee or the Supervisory Board may at any time amend the Plan in any respect, subject to Supervisory Board approval, and except that (i) no amendment that would adversely affect the rights of any participant under any option previously granted may be made without such participant’s consent and (ii) no amendment shall be effective prior to shareholder approval to the extent such approval is required to ensure favorable tax treatment for incentive stock options or to ensure compliance with Rule 16b-3 under the United States Securities Exchange Act of 1934, as amended (the Exchange Act) at such times as any participants are subject to Section 16 of the Exchange Act.

The following table sets forth the total amount of options to purchase Common Shares outstanding under the Plan, the range of expiration dates of such options and the prices (in U.S. dollars) at which such options may be exercised, as of February 3, 2006. The exercise price of each of these options is the fair market value of the Common Shares as of the date of grant or a premium above fair market value.

	Outstanding Options	Expiration Dates	Exercise Price of Shares
2005 Plan	13,458,293	5/2006 to 12/2015	$1.060 to $49.75

During the fourth quarters of 2005 and 2004 and considering the new accounting implications of SFAS No. 123R, our Supervisory Board approved the acceleration of the vesting of 1.2 million and 829,000 stock options, respectively. The 2005 acceleration applied to certain in-the-money options and to options held by Supervisory and Managing Board members. Under the accounting guidance of APB 25 and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation—An Interpretation of APB Opinion No. 25”, the 2005 acceleration of vesting did not result in compensation expense as these options, after applying an estimate of the termination of services, had a de minimis intrinsic value. The 2004 acceleration applied to stock options that had a price greater than or equal to the fair market value of our common shares (out-of-the-money) as of the close of day that the plan was approved by the Supervisory Board, or $10.62. The accelerated options were given a sales restriction, such that any shares held through the exercise of an accelerated option could not be sold, prior to the original vesting date. Under the accounting guidance of APB 25, the 2004 acceleration of vesting did not result in any compensation expense as these options had no intrinsic value. The accelerations, however, will allow us to avoid recording approximately $2.8 million, after tax, of future compensation expense that would have been required to be recognized under SFAS No. 123R. Upon adoption of SFAS No. 123R on January 1, 2006, we will not have any stock-based compensation expense from these accelerated options. The Supervisory Board took the action based on its belief that it is in the best interest of our shareholders and the Company as it will reduce reported compensation expense in future periods. We have worked with equity based compensation plan experts to evaluate its stock-based compensation plans and incentive strategies in light of the provisions of SFAS No. 123R. Our aim is to implement an equity based compensation plan structure that will give employees a long-term incentive arrangement while minimizing compensation expense.

Options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, each of the options has a term of ten years, subject to earlier termination in the event of death, disability or other termination of employment. The vesting and exercisability of certain of these options will be accelerated in the event of a Change of Control, as discussed above. As of February 3, 2006, options to purchase 5.2 million Common Shares were held by the officers and directors of QIAGEN, as a group.

Exemptions from Certain NASDAQ Corporate Governance Rules

Exemptions from the NASDAQ corporate governance standards are available to foreign private issuers such as QIAGEN when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with QIAGEN’s initial public offering, NASDAQ granted QIAGEN exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of The Netherlands. These exemptions and the practices followed by QIAGEN are described below:

•	QIAGEN is exempt from NASDAQ’s quorum requirements applicable to meetings of ordinary shareholders. In keeping with the law of The Netherlands and generally accepted business practices in The Netherlands, QIAGEN’s Articles of Association provide that there are no quorum requirements generally applicable to meetings of shareholders.

•	QIAGEN is exempt from NASDAQ’s requirements regarding the solicitation of proxies and provision of proxy statements for meetings of shareholders. QIAGEN does furnish proxy statements and solicit proxies for meetings of shareholders. However, the laws of The Netherlands do not provide for a “record date” to be fixed in advance of a meeting of shareholders. As a result, the holder of the shares on the day of the meeting may vote the shares at the meeting. QIAGEN’s transfer agent has implemented procedures to check votes by proxy for validity on the day of the meeting.

•

QIAGEN is exempt from NASDAQ’s requirements that shareholder approval be obtained prior to the establishment of, or material amendments to, stock option or purchase plans and other equity compensation arrangements pursuant to which options or stock may be acquired by directors, officers, employees or consultants. QIAGEN is also exempt from NASDAQ’s requirements that shareholder approval be obtained prior to certain issuances of stock resulting in a change of control, occurring in connection with acquisitions of stock or assets of another company or issued at a price less than the greater of book or market value other than in a public offering. QIAGEN’s Articles of Association do not require stockholder approval prior to the establishment of a stock plan. The Articles of Association also permit shareholders to grant the Supervisory Board general authority to issue shares without further shareholder approval. QIAGEN’s stockholders have granted the Supervisory Board general authority to issue up to a maximum of the authorized capital of the Company without further shareholder approval. QIAGEN plans to seek shareholder approval of stock plans and stock issuances only where required under the law of The Netherlands or under QIAGEN’s Articles of Association.

Item 7. Major Shareholders and Related Party Transactions

The following table sets forth certain information as of December 31, 2005, concerning the ownership of Common Shares of each holder of greater than five percent ownership. None of these holders have any different voting rights than other holders of our Common Shares.

Name and Country of Residence	Shares Beneficially Owned Number		Percent Ownership (1)
FMR Corp. United States	19,391,037	(2)	13.06%

(1)	The percentage ownership was calculated based on 148,455,864 Common Shares issued and outstanding as of December 31, 2005.
(2)	Of the 19,391,037 shares attributed to FMR Corp., it has sole voting power over 8,429,237 shares and sole dispositive power of all 19,391,037 shares. Such voting and dispositive power is also attributable to Edward C. Johnson III by virtue of his position, Chairman, and ownership interests in FMR Corp, and to members of Mr. Johnson’s family by virtue of their ownership interests in FMR Corp. This information is based solely on the Schedule 13G filed jointly by FMR Corp., Edward C. Johnson III, and Fidelity Management and Research Company with the Securities and Exchange Commission on February 14, 2006, which reported ownership as of December 31, 2005. At December 31, 2004, FMR Corp. beneficially owned 22,022,710 shares representing 14.97% if the total Common Shares issued and outstanding at that time.

Our common stock is traded on the NASDAQ National Market in the United States, and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held in street name, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns.

Control of Registrant

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of February 3, 2006, the officers and directors of QIAGEN as a group beneficially owned 11,029,825 Common Shares or 7.43% of the then outstanding Common Shares.

Related Party Transactions

From time to time, we have transactions with companies in which we hold an interest all of which are individually and in sum immaterial except for certain transactions as discussed below.

We have a 50% interest in a joint venture company, PreAnalytiX GmbH, which is accounted for under the equity method. During 2005, the loans of both joint venture partners were converted to additional capital and each joint venture partner made an additional investment of approximately $2.9 million. Amounts due to/from PreAnalytiX at year end are summarized as follows:

	As of December 31,
	2005	2004
Loan receivable	$—	$5,192,000
Accounts receivable	$359,000	$5,869,000
Accounts payable	$960,000	$114,000

In 2004, we sold a significant portion of our synthetic DNA business unit to Operon Biotechnologies, Inc. (OBI) and agreed to provide certain transition services for a period of six months. We currently have a 16% ownership interest in OBI and hold one board seat. We also have a Manufacturing and Supply Agreement with OBI, wherein we granted to OBI an exclusive license to manufacture and supply certain RNA products to us. At December 31, 2005, we had prepaid amounts of $2.0 million related to orders we placed under this agreement. During the years ended December 31, 2005 and 2004, we sold to OBI certain, products technology and licenses for $645,000 and $5.9 million, respectively. As of December 31, 2005 and 2004, we had a loan receivable from OBI of $6.3 million and $7.7 million, accounts receivable from OBI of $35,000 and $905,000, and accounts payable to OBI of $265,000 and $510,000, respectively.

We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance), a company established for the purpose of issuing our convertible debt. As discussed in Note 6, QIAGEN Finance is a variable interest entity with no primary beneficiary, thus is not consolidated. Accordingly, the convertible debt is not included in our consolidated financial statements, though we do report the full obligation of the debt through our liabilities to QIAGEN Finance. As of December 31, 2005 and 2004, we had a loan payable to QIAGEN Finance of $150.0 million, amounts due to QIAGEN Finance of $3.4 million and other receivables from QIAGEN Finance of $2.4 million and $2.5 million, respectively.

In 2004 we entered into a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for consulting services. During 2005 and 2004 we paid approximately $447,000 and $509,000, respectively, to Dr. Colpan for scientific consulting services under this agreement.

Item 8. Financial Information

See Item 18.

Legal Proceedings

We are not a party to any material litigation in any court, and management is not aware of any contemplated proceeding by any individual, company or government authority against us.

Statement of Dividend Policy

We have not paid any dividends on our Common Shares since our inception and do not intend to pay any dividends on our Common Shares in the foreseeable future. We intend to retain our earnings, if any, for the development of our business.

Item 9. The Listing of QIAGEN’s Common Shares

Our shareholders approved a four-for-one stock split during fiscal 2000.

To effect the four-for-one stock split, on June 16, 2000, our shareholders approved the amendment of our Articles of Association to increase the number of authorized shares of common stock from 65 million to 260 million. Our Board of Supervisory Directors and Managing Board approved the split in May 2000. Common shareholders of record on July 3, 2000 received three additional shares for each share held on that date. The additional shares were distributed and the stock split was effective on July 13, 2000.

Effective February 15, 2005, our common shares began being quoted on the NASDAQ National Market under the symbol QGEN. Previously, since June 27, 1996, our common shares had been quoted on the NASDAQ National Market under the symbol QGENF. The following table sets forth the annual high and low closing sale prices for the last five years, the quarterly high and low closing sale prices for the last two fiscal years, and the monthly high and low closing sale prices for the last six months of our common shares on the NASDAQ National Market. All share prices prior to July 13, 2000 have been restated to reflect the stock split.

	High ($)	Low ($)
Annual
2001	35.375	12.380
2002	20.810	4.510
2003	12.850	5.200
2004	15.610	8.740
2005	13.770	10.560

	High ($)	Low ($)
Quarterly 2004:
First Quarter	15.610	12.210
Second Quarter	13.640	10.880
Third Quarter	11.500	8.740
Fourth Quarter	11.670	10.260

	High ($)	Low ($)
Quarterly 2005:
First Quarter	12.700	10.560
Second Quarter	13.360	11.410
Third Quarter	13.770	11.430
Fourth Quarter	13.600	10.760

Quarterly 2006:
First Quarter (through March 15, 2006)	15.420	11.720

	High ($)	Low ($)
Monthly:
September 2005	13.770	12.800
October 2005	13.600	11.650
November 2005	12.140	10.760
December 2005	11.950	11.340
January 2006	12.430	11.720
February 2006	15.050	11.970

Since September 25, 1997, our common shares were traded officially on the Frankfurt Stock Exchange, Neuer Markt under the symbol QIA and with the security code number 901626. As of January 1, 2003, the trading of our common shares was transferred from the Neuer Markt segment of the Frankfurt Stock Exchange to the Prime Standard Segment of the Frankfurt Stock Exchange. The Neuer Markt segment was discontinued in 2004. The following table sets forth the annual high and low closing sale prices for the last five years, the quarterly high and low closing sale prices for the last two fiscal years, and the monthly high and low closing sale prices for the last six months of our common shares on the Neuer Markt or the Prime Standard, as applicable. Share prices prior to July 13, 2000 have been restated to reflect the stock splits.

	High (EUR)	Low (EUR)
Annual
2001	38.250	13.600
2002	23.450	4.460
2003	12.230	4.930
2004	12.400	7.150
2005	11.430	8.200

	High (EUR)	Low (EUR)
Quarterly 2004:
First Quarter	12.400	9.550
Second Quarter	11.300	8.950
Third Quarter	9.310	7.150
Fourth Quarter	9.370	7.980

	High (EUR)	Low (EUR)
Quarterly 2005:
First Quarter	9.620	8.200
Second Quarter	10.350	9.350
Third Quarter	11.210	9.560
Fourth Quarter	11.430	9.190

Quarterly 2006:
First Quarter (through March 15, 2006)	13.090	9.550

	High (EUR)	Low (EUR)
Monthly:
September 2005	11.050	10.300
October 2005	11.430	9.820
November 2005	10.440	9.190
December 2005	10.090	9.610
January 2006	10.430	9.550
February 2006	13.090	9.900

Item 10. Additional Information

Memorandum and Articles of Association

We are registered in the commercial register of the Chamber of Commerce and Industries (Kamer van Koophandel), Limburg-Noord, under the entry number “12036979”. Set forth is a summary of certain provisions of our Articles of Association, as amended on June 14, 2005 (the “Articles”) and Dutch law, where applicable. Furthermore a Dutch Corporate Governance Code has been published on December 9, 2003 including principles of good corporate governance and best practice provisions (the “Code”). The Code contains the principles and concrete provisions which the persons involved in a listed company (including management board members and supervisory board members) and stakeholders should observe in relation to one another. A listed company should explain in its annual report whether, and if so why and to what extent, it does not comply with the best practice provisions of the Code. The Code has been taken into account in the summary below.

Such summary does not purport to be complete and is qualified in its entirety by reference to the Articles, Dutch Law and the Code.

Our Objects

Our objects are found in Article 2 of the Articles. Our objects include, without limitation, the performance of activities in the biotechnology industry, as well as incorporating, acquiring, participating in, financing, managing and having any other interest in companies or enterprises of any nature, raising and lending funds and such other acts as may be conducive to our business.

Managing Directors

QIAGEN shall be managed by a Managing Board consisting of one or more Managing Directors under the supervision of the Supervisory Board. Managing Directors shall be appointed by the general meeting upon the joint meeting of the Supervisory board and the Managing Board (the “Joint Meeting”) having made a binding nomination for each vacancy. The majority view in Dutch law is that in managing QIAGEN, the Managing Directors must take into account our interests and our business and the interests of all stakeholders (which includes but is not limited to our shareholders). However, the general meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers of a corporation. Under our Articles, the general meeting may suspend or dismiss a managing director at any time. The Supervisory Board shall also at all times be entitled to suspend (but not to dismiss) a Managing Director. The Articles provide that the Supervisory Board may adopt management rules governing the internal organization of the Managing Board.

Furthermore, the Supervisory Board shall determine the salary, the bonus, if any, and the other compensation terms and conditions of employment of the Managing Directors within the scope of the remuneration policy. The remuneration policy of the Managing Board has been adopted in our annual general meeting on June 14, 2005. The remuneration policy should at least include periodic payments, rewards upon termination of their employment and options to acquire shares and the conditions under which such options can be exercised.

Under Dutch law, in the event that there is a conflict of interest between a Managing Director and us, we are represented by the Supervisory Board. However, the general meeting should at all times in an event of a conflict of interest be given the opportunity to appoint a person who is authorized to represent QIAGEN in such event. According to the Code any conflict of interest or apparent conflict of interest between the company and Managing Directors should be avoided. Decisions to enter into transactions under which Managing Directors would have conflicts of interest that are material significance to the company and/or to the relevant Managing Director require the approval of the Supervisory Board.

Supervisory Directors

The Supervisory Board shall be responsible for supervising the policy pursued by the Managing Board and our general course of affairs. Under our Articles, the Supervisory Directors are required to serve our interests and our business and the interest of all stakeholders (which includes but is not limited to our shareholders) in fulfilling their duties. The Supervisory Board shall consist of such number of members as the Joint Meeting may from time to time determine, with a minimum of three members. The Supervisory Directors shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. If during a financial year a vacancy occurs in the Supervisory Board, the Supervisory Board may appoint a Supervisory

Director who will cease to hold office at the next Annual General Meeting. Under Dutch law and the Code, a Supervisory Director must excuse him or herself in the case of any conflict of interest. Decisions to enter into transactions under which a Supervisory Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Supervisory Director concerned, require the approval of the Supervisory Board.

Under Dutch law the General Meeting determines the compensation of the members of the Supervisory Board upon the proposal of the compensation committee. Any shares held by a Supervisory Director in the company on whose board he sits should be long term investments.

Under our Articles, the General Meeting may suspend or dismiss a Supervisory Director at any time. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which provides that directors may vote to fill vacancies in the board of directors of a corporation.

Liability of Managing Directors and Supervisory Directors

Under Dutch law, as a general rule, Managing Directors are not liable for obligations we incur. Under certain circumstances, however, they may become liable, either towards QIAGEN (internal liability) or to others (external liability), although some exceptions are described below.

Liability Towards QIAGEN

Failure of a Managing or Supervisory Director to perform his or her duties does not automatically lead to liability. Liability is only incurred in the case of a clear, indisputable shortcoming about which no reasonably judging business-person would have any doubt. In addition, the Managing or Supervisory Director must be deemed to have been grossly negligent. Managing Directors and Supervising Directors are jointly and severally liable for failure of the Managing Board and Supervisory Board as a whole, respectively, but an individual Managing or Supervisory Director will not be held liable if he or she is determined not to have been responsible for the mismanagement and has not been negligent in preventing its consequences.

Liability for Misrepresentation in Annual Accounts

Managing and Supervisory Directors are also jointly and severally liable to any third party for damage suffered as a result of misrepresentation in the annual accounts, annual report or interim statements of QIAGEN, although a Managing or Supervisory Director will not be held liable if found not to be personally responsible for the misrepresentation. Moreover, a Managing or Supervisory Director may be found to be criminally liable if he deliberately publishes false annual accounts or deliberately allows the publication of such false annual accounts.

Tort Liability

Under Dutch law, there can be liability if one has committed a tort (“onrechtmatige daad”) against another person. Although there is no clear definition of “tort” under Dutch law, breach of a duty of care towards a third party is generally considered to be a tort. Therefore, a Dutch corporation may be held liable by any third party under the general rule of Dutch laws regarding tort claims. In exceptional cases, Managing Directors and Supervisory Directors have been found liable on the basis of tort under Dutch common law, but it is generally difficult to hold a Managing or Supervisory Director personally liable for a tort claim. Shareholders cannot base a tort claim on any losses which derive from and coincide with losses we suffered. In such cases, only we can sue the Managing or Supervisory Directors.

Criminal Liability

Under Dutch law, if a legal entity has committed a criminal offence, criminal proceedings may be instituted against the legal entity itself as well as against those who gave order to or were in charge of the forbidden act. As a general rule, it is held that a Managing Director is only criminally liable if he played a reasonably active role in the criminal act.

Indemnification

Article 27 of our Articles provide that we shall indemnify every person who is or was a Managing Director or Supervisory Directors against all expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement with respect to any threatened pending or completed action, suit or proceeding as well as against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of an action or proceeding, if such person acted in good faith and in a manner he reasonably could believe to be in or not opposed to our best interests. An exception is made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to us.

Classes of Shares

The authorized classes of our shares consist of Common Shares, Financing Preference Shares and Preference Shares. No Financing Preference Shares or Preference Shares have been issued.

Common Shares

Common Shares are issued in registered form only. Common Shares are available either without issue of a share certificate (“Type I shares”) or with issue of a share certificate (“Type II shares”), in either case in the form of an entry in the share register. The Type II shares are registered with American Stock Transfer & Trust Company, our transfer agent and registrar in New York (the “New York Transfer Agent”). At the discretion of the Supervisory Board, Type I shares may be issued and will be registered with TMF Management B.V. in Amsterdam, The Netherlands.

The transfer of registered shares requires that we issue a written instrument of transfer and the written acknowledgment of such transfer (or, in the case of Type II shares, the New York Transfer Agent (in our name)), and surrender of the share certificates, if any, to us or (in our name) to the New York Transfer Agent. Upon surrender of a share certificate for the purpose of transfer of the relevant shares, we (or the New York Transfer Agent in our name) acknowledge the transfer by endorsement on the share certificate or by issuance of a new share certificate to the transferee, at the discretion of the Managing Board.

Financing Preference Shares

No Financing Preference Shares are outstanding. If issued, Financing Preference Shares will be issued in registered form only. No share certificates are issued for Financing Preference Shares. Financing Preference Shares must be fully paid up upon issue. The preferred dividend rights attached to Financing Preference Shares are described under “Dividends” below. We have no present plans to issue any such Financing Preference Shares.

Preference Shares

No Preference Shares are outstanding. If issued, Preference Shares will be issued in registered form only. No share certificates are issued for Preference Shares. Only 25% of the par value thereof is required to be paid upon subscription for Preference Shares. The obligatory payable part of the nominal amount (call) must be equal for each Preference Share. The Managing Board may, subject to the approval of the Supervisory Board, resolve on which day and up to which amount a further call must be paid on Preference Shares which have not yet been paid up in full. The preferred dividend rights attached to Preference Shares are described under “Dividends” below.

Pursuant to our Articles and the resolution adopted by our general meeting on June 16, 2004, QIAGEN’s Supervisory Board is entitled to resolve to issue Preference Shares. If our Supervisory Board opposes an intended take-over of our Company and Preference Shares are issued, the nature of the Preference Shares is such that the bidder may as a result withdraw its bid. Alternatively, the bidder could enter into negotiations with our Managing Board and/or Supervisory Board and agree on a higher offer price for our shares. There are currently no Preference Shares outstanding. Preference Shares may only be issued in the event that (i) in the opinion of the Supervisory Board, any person who did not acquire shares at our incorporation, shall, alone or pursuant to a mutual arrangement for co-operation jointly with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an amount of Common Shares or Financing Preference Shares, which in aggregate equals 20% or more of our share capital then outstanding in the form of Common Shares and Financing Preference Shares; (ii) the Supervisory Board shall declare any person to be an “adverse person” upon a determination that such person, alone or together with its affiliates or associates, has become the (beneficial) owner of an amount of Common Shares or Financing Preference Shares which the Supervisory Board determines to be substantial (which amount shall in no event be less than 10% of the shares then outstanding), and a determination that (a) such ownership is intended to cause or pressure us to enter into transactions intended to provide such person with short-term financial gain under circumstances that would not be in the interest of QIAGEN and our shareholders or (b) such ownership is reasonably likely to cause a material adverse impact on our business prospects.

On August 2, 2004 we entered into an agreement (the “Option Agreement”) with Stichting Preferente Aandelen QIAGEN (“SPAQ”). Pursuant to the Option Agreement SPAQ was granted an option to acquire such a number of Preference Shares as are equal to the total number of all outstanding ordinary shares minus one in our share capital at the time of the relevant exercise of the right. The right to acquire Preference Shares is granted subject to the conditions referred to in the previous paragraph.

SPAQ was incorporated on August 2, 2004. Its principal office is located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands. Its statutory objectives are to protect the interest of QIAGEN and its enterprise and the enterprises of companies which are linked to QIAGEN. SPAQ shall attempt to accomplish its objectives by way of acquiring Preference Shares in the share capital of QIAGEN and to exercise the voting rights in the interest of QIAGEN and its stakeholders.

The board of SPAQ shall consist of at least two directors. Upon incorporation of SPAQ two members have been appointed. A board member shall be appointed by the board SPAQ. Board resolutions will be adopted by unanimity of the votes cast. SPAQ will be represented either by the board or by the chairman of the board.

Pre-emptive Rights

Under the Articles, existing holders of Common Shares will have pre-emptive rights in respect of future issuances of Common Shares in proportion to the number of Common Shares held by them, unless limited or excluded as described below. Holders of Common Shares shall not have pre-emptive rights in respect of future issuances of Financing Preference Shares or Preference Shares. Holders of Financing Preference Shares and Preference Shares shall not have pre-emptive rights in respect of any future issuances of share capital. Pre-emptive rights do not apply with respect to shares issued against contributions other than in cash or shares issued to our employees or one of our group companies. Under the Articles, the Supervisory Board has the power to limit or exclude any pre-emptive rights to which shareholders may be entitled provided that it has been authorized by the General Meeting to do so. The Supervisory Board has been granted such authority through June 16, 2009. The authority of the Supervisory Board to limit or exclude pre-emptive rights can only be exercised if at that time the authority to issue shares is in full force and effect. The authority to limit or exclude pre-emptive rights may be extended in the same manner as the authority to issue shares. If there is no designation of the Supervisory Board to limit or exclude pre-emptive rights in force, the general meeting of shareholders shall have authority to limit or exclude such pre-emptive rights, but only upon the proposal of the Supervisory Board.

Resolutions of the General Meeting (i) to limit or exclude pre-emptive rights or (ii) to designate the Supervisory Board as the corporate body that has authority to limit or exclude pre-emptive rights, require a majority of at least two-thirds of the votes cast in a meeting of shareholders if less than 50% of the issued share capital is present or represented. For these purposes, issuances of shares include the granting of rights to subscribe for shares, such as options and warrants, but not the issue of shares upon exercise of such rights.

Acquisition of our Own Shares

We may acquire our own shares, subject to certain provisions of Dutch law and the Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate par value exceeding one-tenth of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired.

Capital Reduction

Subject to the provisions of Dutch law and the Articles, the General Meeting may, upon the proposal of the Supervisory Board, resolve to reduce the issued share capital by (i) canceling shares or (ii) reducing the par value of shares through an amendment of the Articles. Cancellation with repayment of shares or partial repayment on shares or release from the obligation to pay up may also be made or given exclusively with respect to Common Shares, Financing Preference Shares or Preference Shares.

Annual Accounts

We have a calendar fiscal year. Dutch law requires that within five months after the end of our fiscal year, unless the General Meeting has extended this period by a maximum period of six months on account of special circumstances, the Managing Board must submit to the shareholders a report with respect to such fiscal year, including our financial statements for such year accompanied by a report of an independent accountant. The annual report is submitted to the annual General Meeting for adoption.

Dividends

Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual financial statements as adopted by the General Meeting. Distributions may not be made if the distribution would reduce shareholders’ equity below the sum of the paid-up capital and any reserves required by Dutch law or the Articles.

Out of profits, dividends must first be paid on any outstanding Preference Shares (the “Preference Share Dividend”) in a percentage (the “Preference Share Dividend Percentage”) of the obligatory amount (call) paid up on such shares as at the beginning of the fiscal year in respect of which the distribution is made. The Preference Share Dividend Percentage is equal to the Average Main Refinancing Rates during the financial year for which the distribution is made. Average Main Refinancing Rate shall be understood to mean the average value on each individual day during the financial year for which the distribution is made of the Main Refinancing Rates prevailing on such day. Main Refinancing Rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank. If and to the extent that profits are not sufficient to pay the Preference Share Dividend in full, the deficit shall be paid out of the reserves, with the exception of any reserve, which was formed as share premium reserve upon the issue of Financing Preference Shares. If in any fiscal year the profit is not sufficient to make the distributions referred to above and if no distribution or only a partial distribution is made from the reserves referred to above, such that the deficit is not fully made good no further distributions will be made as described below until the deficit has been made good.

Out of profits remaining after payment of any dividends on Preference Shares, such amounts shall be kept in reserve as determined by the Supervisory Board. Out of any remaining profits not allocated to reserve, a dividend (the “Financing Preference Share Dividend”) shall be paid on the Financing Preference Shares in a percentage (the “Financing Preference Share Dividend Percentage”) over the par value, increased by the amount of share premium that was paid upon the first issue of Financing Preference Shares, which percentage is related to the average effective yield on the prime interest rate on corporate loans in the United States as quoted in the Wall Street Journal. If and to the extent that the profits are not sufficient to pay the Financing Preference Share Dividend in full, the deficit may be paid out of the reserves if the Managing Board so decides with the approval of the Supervisory Board, with the exception of the reserve which was formed as share premium upon the issue of Financing Preference Shares.

Insofar as the profits have not been distributed or allocated to reserves as specified above, they are at the free disposal of the General Meeting provided that no further dividends will be distributed on the Preference Shares or the Financing Preference Shares.

The General Meeting may resolve, on the proposal of the Supervisory Board, to distribute dividends or reserves, wholly or partially, in the form of QIAGEN shares.

Distributions as described above are payable as from a date to be determined by the Supervisory Board. The date of payment on Type I shares may differ from the date of payment on Type II shares. Distributions will be made payable at an address or addresses in The Netherlands to be determined by the Supervisory Board, as well as at least one address in each country where the shares are listed or quoted for trading. The Supervisory Board may determine the method of payment of cash distributions, provided that cash distributions in respect of Type II shares will, subject to certain exceptions, be paid in the currency of a country where our shares are listed or quoted for trading, converted at the close of business on a day to be determined for that purpose by the Supervisory Board.

Dutch law, making the declaration of dividends out of the profits that are at the free disposal of the General Meeting the exclusive right of the General Meeting, is different from the corporate law of most jurisdictions in the United States, which permit a corporation’s board of directors to declare dividends.

Shareholder Meetings, Voting Rights and Other Shareholder Rights

The annual General Meeting is held within six months after the end of each fiscal year for the purpose of, among other things, adopting the annual accounts and filling of any vacancies on the Managing and Supervisory Boards.

Extraordinary General Meetings are held as often as deemed necessary by the Managing Board or Supervisory Board, or upon the request of one or more shareholders and other persons entitled to attend meetings jointly representing at least 40% of our issued share capital or by one or more shareholders jointly representing at least 10% of our issued share capital as provided for under the laws of The Netherlands.

General Meetings are held in Amsterdam, Haarlemmermeer (Schiphol Airport), Arnhem, Maastricht, Rotterdam, Venlo or The Hague. The notice convening a General Meeting must be given to the shareholders by mail and by advertisement in at least one national daily newspaper published in The Netherlands no later than the fifteenth day prior to the meeting. The notice will contain or be accompanied by the agenda for the meeting.

The agenda shall contain such subjects to be considered at the General Meeting, as the persons convening or requesting the meeting shall decide. One or more shareholders representing at least 10% of the issued share capital may request the Managing Board or Supervisory Board in writing, at least sixty days but not more than ninety days before the anniversary of the date on which the prior year’s meeting was convened, to include certain subjects in the agenda. No valid resolutions can be adopted at a General Meeting in respect of subjects which are not mentioned in the agenda. Under Dutch law holders of shares representing solely or jointly at least one hundredth part of the issued share capital, or represents a value of at least EUR 50,000,000 may request the company not later than on the sixtieth day prior to the day of the general meeting to include certain subjects on the notice convening a meeting, provided that it is not detrimental to the vital interest of the company.

General Meetings are presided over by the chairman of the Supervisory Board or, in his absence, by any person nominated by the Supervisory Board.

At the General Meeting, each share shall confer the right to cast one vote, unless otherwise provided by law or the Articles. No votes may be cast in respect of shares that we or our subsidiaries hold, or by usufructuaries and pledges of shares. All shareholders and other persons entitled to vote at General Meetings are entitled to attend General Meetings, to address the meeting and to vote. They must notify the Managing Board in writing of their intention to be present or represented not later than on the third day prior to the day of the meeting, unless the Managing Board permits notification within a shorter period of time prior to any such meeting. Subject to certain exceptions, resolutions may be passed by a simple majority of the votes cast.

Except for resolutions to be adopted by the meeting of holders of Preference Shares, our Articles do not allow the adoption of shareholders resolutions by written consent (or otherwise without holding a meeting).

A resolution of the General Meeting to amend the Articles, dissolve QIAGEN, issue shares or grant rights to subscribe for shares or limit or exclude any pre-emptive rights to which shareholders shall be entitled is valid only if proposed to the General Meeting by the Supervisory Board.

A resolution of the General Meeting to amend the Articles is further only valid if the complete proposal has been made available for inspection by the shareholders and the other persons entitled to attend General Meetings at our offices as from the day of notice convening such meeting until the end of the meeting. A resolution to amend the Articles to change the rights attached to the shares of a specific class requires the approval of the relevant class meeting.

Resolutions of the General Meeting in a meeting that has not been convened by the Managing Board and/or the Supervisory Board, or resolutions included on the agenda for the meeting at the request of shareholders, will be valid only if adopted with a majority of two-thirds of votes cast representing more than half the issued share capital, unless the Articles require a greater majority or quorum. Our Articles do not provide for shareholders to act by written consent outside of a General Meeting.

A resolution of the General Meeting to approve a legal merger or the sale of all or substantially all of our assets is valid only if adopted by a vote of at least two-thirds of the issued share capital, unless proposed by the Supervisory Board, in which case a simple majority of the votes cast shall be sufficient.

A shareholder shall upon request be provided, free of charge, with written evidence of the contents of the share register with regard to the shares registered in its name. Furthermore any shareholder shall, upon written request, have the right, during normal business hours, to inspect our share register and a list of our shareholders and their addresses and shareholdings, and to make copies or extracts therefrom. Such request must be directed to our Managing Directors at our registered office in the Netherlands or at our principal place of business. Financial records and other company documents (other than made public) are not available in this manner for shareholder review but an extract of the minutes of the general meeting shall be made available.

According to Dutch law certain resolutions of the Managing Board regarding a significant change in the identity or nature of the company are subject to the approval of the general meeting. The following resolutions of the Managing Board acquire the approval of the general meeting in any event:

(i)	The transfer of the enterprise or practically the entire enterprise to a third party;

(ii)	To conclude or cancel any long lasting cooperation by the company or an affiliate (dochtermaatschappij) with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to the company; and

(iii)	To acquire or dispose of a participation interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of the company, by the company or an affiliate (dochtermaatschappij).

No Derivative Actions; Right to Request Independent Inquiry

Dutch law does not afford shareholders the right to institute actions on behalf of or in our interest. Shareholders holding at least one-tenth of our issued capital or EUR 225,000 in nominal amount of our shares may inform the Managing Board and the Supervisory Board of their objections as to the policy or the course of our affairs and, within a reasonable time thereafter, may request the Enterprises Division of the Court of Appeal in Amsterdam to order an inquiry into the policy and the course of our affairs by independent investigators. If such an inquiry is ordered and the investigators conclude that there has been mismanagement, the shareholders can request the Division to order certain measures such as a suspension or annulment of resolutions.

Liquidation Rights

In the event of our dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses will be distributed among registered holders of Common Shares in proportion to the par value of their Common Shares, subject to liquidation preference rights of holders of Preference Shares and Financing Preference Shares, if any.

Restrictions on Transfer of Preference Shares

The Supervisory board upon application in writing must approve each transfer of Preference Shares. If approval is refused, the Supervisory Board will designate prospective purchasers willing and able to purchase the shares, otherwise the transfer will be deemed approved.

Limitations on Rights to Own Securities

Other than with respect to usufructuaries and pledges who have no voting rights, our Articles do not impose limitations on rights to own securities.

Provisions which may Defer or Prevent a Change in Control

The Option Agreement and our Articles could, under certain circumstances, prevent a third party from obtaining a majority of the voting control of our shares by issuing preference shares. Pursuant to the Articles (and pursuant to the resolution adopted by our general meeting on June 16, 2004), the Supervisory Board is authorized to issue preference shares if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire, more than 20% of our issued capital or (ii) a person holding at least a 10% interest in us has been designated as a hostile person by the Supervisory Board. Under the Option Agreement, SPAQ could acquire preference shares subject to the provisions mentioned in this paragraph.

If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our shares.

Ownership Threshold Requiring Disclosure

Our Articles do not provide an ownership threshold above which ownership must be disclosed.

Exchange Controls

There are currently no limitations either under the laws of The Netherlands or in our Articles, to the rights of shareholders from outside The Netherlands to hold or vote Common Shares. Under current foreign exchange regulations in The Netherlands, there are no material limitations on the amount of cash payments that we may remit to residents of foreign countries.

Obligation of Shareholders to Disclose Major Holdings

Holders of our ordinary shares or rights to acquire ordinary shares (which includes convertible bonds) may be subject to notification obligations under the Dutch 1996 Act on the Disclosure of Holding in Listed Companies (the “1996 Disclosure Act”) and the Dutch 1995 Act on the Supervision of the Securities Trade (the “1995 Securities Act”).

Under the 1996 Disclosure Act, any person who, directly or indirectly, acquires or disposes of an interest or a potential interest (which includes convertible bonds) in the capital or the voting rights of a public limited liability company incorporated under Dutch law with an official listing on a stock exchange within the European Economic Area, including the Prime Standard trading segment of the Frankfurt Stock Exchange, must immediately give written notice to the company and the Netherlands Authority for the Financial Markets (“AFM”) if, as a result of such acquisition or disposal, the percentage of our capital or voting rights held by such person falls within another percentage range as compared to the percentage range applicable to the rights held by such person previously. The percentage ranges referred to in the Disclosure Act are 0-5%, 5-10%, 10-25%, 25-50%, 50-66-2/3% and over 66-2/3%.

On July 3, 2003, a draft bill to amend the 1996 Disclosure Act was submitted to the Second Chamber of the Dutch Parliament. According to the Explanatory Notes to the proposed bill, it is anticipated that the following percentage ranges will be introduced: 0% to less than 5%, 5% to less than 10%, 10% to less than 15%, 15% to less than 20%, 20% to less than 25%, and 25% or more. Under the proposed bill, above 25%, all direct or indirect transactions in our capital or voting rights must be reported.

For the purpose of the notification obligation, the following interests must be taken into account: (i) ordinary shares directly held (or acquired or disposed of) by any person, (ii) ordinary shares held (or acquired or disposed of) by such person’s subsidiaries or by a third party for such person’s account or by a third party with whom such person has concluded an oral or written voting agreement and (iii) ordinary shares which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right which such person has (or acquires or disposes of), including through the exercise of options or warrants. Special rules apply to the attribution of the ordinary shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of ordinary shares can also be subject to a notification obligation if such person has, or can acquire, the right to vote on ordinary shares. If a pledgor or usufructuary acquires such voting rights, this may trigger a notification obligation for the holder of the ordinary shares.

Under section 2A of the Disclosure Act, each of our managing and supervisory directors must without delay notify both the AFM and us of any changes in his interest or potential interest in our capital or voting rights, unless such change is not caused by the relevant director himself.

The AFM will publish all disclosures made public by means of an advertisement in a newspaper distributed throughout The Netherlands as well as on its public website (www.afm.nl).

In addition, pursuant to the 1995 Securities Act and a decree based thereon, a holder that directly or indirectly has a capital interest of more than 25% in QIAGEN must by means of a standard form within ten days after the end of the month in which the transaction took place notify the AFM of any and all transactions (including, without limitation, an acquisition or disposal of ordinary shares) that it carries out or causes to be carried out in our issued securities (including convertible bonds). If that shareholder is a legal entity and not an individual, the obligation is extended to its managing directors and members of its supervisory board. The notification obligation also rests on the spouses of the 25% shareholders, relations by blood or affinity to the first degree and other persons who share a household with these persons, and relations by blood or affinity to the first degree who do not share a household with these persons but hold at least 5% of our shares or will obtain this percentage through the transaction. The AFM keeps a public register of all notifications made pursuant to the 1996 Disclosure Act and the 1995 Securities Act and publishes any notification it receives.

Non-compliance with the notification obligations under the 1996 Disclosure Act or the 1995 Securities Act can lead to imprisonment or criminal fines, or administrative fines or other administrative sanctions. In addition, non-compliance with the notification obligations under the 1996 Disclosure Act may lead to civil sanctions, including, without limitation, suspension of the voting rights attaching to our shares held by the offender for a period of not more than three years, suspension of a resolution of our general meeting of shareholders, nullification of a resolution adopted by our general meeting of shareholders (insofar as it can be assumed that such resolution would not have been adopted if the offender had not voted) and a prohibition for the offender to acquire our ordinary shares for a period of not more than five years.

Taxation

The following is a general summary of certain material United States federal income and The Netherlands tax consequences to holders of our Common Shares (collectively, “U.S. Holders”) who are (i) citizens or residents of the United States, (ii) entities subject to U.S. corporate tax, (iii) certain pension trusts and other retirement or employee benefits organizations established in the United States but generally exempt from U.S. tax, (iv) certain not-for-profit organizations established in the United States but generally exempt from U.S. tax, (v) United States regulated investment companies, United States real estate investment trusts, and United States real estate mortgage conduits, and (vi) partnerships or similar pass-through entities, estates, and trusts to the extent the income of such partnerships, similar entities, estates, or trusts is subject to tax in the United States as income of a resident in its hands or the hands of its partners, beneficiaries, or grantors. This summary does not discuss every aspect of such taxation that may be relevant to U.S. Holders. Therefore, all prospective purchasers of our Common Shares who would be U.S. Holders are advised to consult their own tax advisor with respect to the United States federal, state and local tax consequences, as well as the Netherlands tax consequences, of the ownership of our Common Shares. This summary is based upon the advice of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. with respect to tax consequences for U.S. Holders and Baker & McKenzie with respect to tax consequences under Netherlands law.

The statements of The Netherlands and United States tax laws set out below are based on the laws in force as of the date of this Annual Report on Form 20-F, and as a consequence are subject to any changes in United States or The Netherlands law, or in the double taxation conventions between the United States and The Netherlands, occurring after such date.

Netherlands Tax Considerations

The following describes the material tax consequences under Netherlands law of an investment in our Common Shares. Such description is based on current Netherlands law as interpreted under officially published case law, and is limited to the tax implications for an owner of our Common Shares who is not, or is not deemed to be, a resident of The Netherlands for purposes of the relevant tax codes (a “non-resident Shareholder” or “Shareholder”).

Dividend Withholding Tax

General. Upon distribution of dividends, we would be obligated to withhold 25% dividend tax at source and to pay the amount withheld to The Netherlands tax authorities. The term “dividends” means income from shares or other rights participating in profits, as well as income from other corporate rights that is subjected to the same taxation treatment as income from shares by the laws of The Netherlands. Dividends include dividends in cash or in kind, constructive dividends, certain repayments of capital qualified as dividends, interest on loans that are treated as equity for Netherlands corporate income tax purposes and liquidation proceeds in excess of, for Netherlands tax purposes, recognized paid-in capital. Stock dividends are also subject to withholding tax derived from our paid-in share premium which is recognized for Netherlands tax purposes.

No withholding tax applies on the proceeds resulting from the sale or disposition of our Common Shares to persons other than QIAGEN and our affiliates.

A Shareholder can be eligible for a reduction or a refund of Netherlands dividend withholding tax under a tax convention which is in effect between the country of residence of the Shareholder and The Netherlands. The Netherlands has concluded such conventions with, among others, the United States, Canada, Switzerland, Japan and all EU Member States. Under most of those conventions, Netherlands dividend withholding tax is reduced to 15% or a lower rate.

U.S. Shareholders. Under the Tax Convention between The Netherlands and the United States (the “Convention”), the withholding tax on dividends we pay to a resident of the United States (as defined in the Convention) who is entitled to the benefits of the Convention, may be reduced to 5% (in the case of a corporate U.S. Shareholder that holds 10% or more of the voting power of a Netherlands company) or 15% (in the case of other U.S. Shareholders), unless such U.S. shareholders have a permanent establishment in The Netherlands with which the shares are effectively connected.

On December 28, 2004, the protocol amending the Convention entered into force. The protocol provides, amongst other things, for a full exemption of Netherlands withholding tax for certain U.S. corporate shareholders owning at least 80% of QIAGEN voting power for a period of at least twelve months prior to the distribution, again provided such U.S. shareholders do not have a permanent establishment in The Netherlands with which the shares are effectively connected. The protocol generally will be effective for taxable periods beginning on or after January 1, 2005. The provisions of the protocol relating to withholding taxes will be effective for amounts paid or credited on or after February 1, 2005.

Dividends we pay to U.S. pension funds and U.S. tax exempt organizations may be eligible for an exemption from dividend withholding tax. The Netherlands and the United States have entered into a mutual agreement to clarify the entitlement of exempt pension funds to the benefits under the Convention.

Dividend Stripping. A refund, reduction, exemption, or credit of Netherlands dividend withholding tax on the basis of Netherlands tax law or on the basis of a tax treaty between The Netherlands and another state, will only be granted if the dividends are paid to the beneficial owner (“uiteindelijk gerechtigde”) of the dividends. A recipient of a dividend is not considered to be the beneficial owner of a dividend in an event of “dividend stripping”, in which he has paid a consideration related to the receipt of such dividend. In general terms, “dividend stripping” can be described as the situation in which a foreign or domestic person (usually, but not necessarily, the original shareholder) has transferred his shares or his entitlement to the dividend distributions to a party that has a more favorable right to a refund or reduction of Netherlands dividend withholding tax than the foreign or domestic person. In these situations, the foreign or domestic person (usually the original shareholder) avoids Netherlands dividend withholding tax while retaining his “beneficial” interest in the shares and the dividend distributions, by transferring his shares or his entitlement to the dividend distributions.

Income Tax and Corporate Income Tax

General. A non-resident Shareholder will not be subject to Netherlands income tax with respect to dividends we distribute on our Common Shares or with respect to capital gains derived from the sale or disposition of our Common Shares, provided that:

(a) the non-resident Shareholder has not made an election for the application of the rules of The Netherlands 2001 Income Tax Act as they apply to residents of The Netherlands;

(b) the non-resident Shareholder does not carry on or have an interest in a business in The Netherlands through a permanent establishment or a permanent representative to which or to whom the Common Shares are attributable or deemed to be attributable;

(c) the non-resident Shareholder does not have a direct or indirect substantial or deemed substantial interest (“aanmerkelijk belang”, as defined in the Netherlands tax code) in our share capital or, in the event the Shareholder does have such a substantial interest, such interest is a “business asset”; and

(d) the non-resident Shareholder is not entitled to a share in the profits of an enterprise, to which our Common Shares are attributable and that is effectively managed in The Netherlands, other than by way of securities or through an employment contract.

In general terms, a substantial interest (“aanmerkelijk belang”) in our share capital does not exist if the Shareholder (individuals as well as corporations), alone or together with his partner, does not own, directly or indirectly, 5% or more of the nominal paid-in capital of, or any class of our shares, does not have the right to acquire 5% or more of the nominal paid-in capital of, or any class of our shares (including a call option) and does not have the right to share in our profit or liquidation revenue amounting to 5% or more of the annual profits or liquidation revenue.

There is no all-encompassing definition of the term “business asset”; whether this determination can be made in general depends on the facts presented and in particular on the activities performed by the Shareholder. If the Shareholder materially conducts a business activity, while the key interest of his investment in our Shares will not be his earnings out of the investment in our Shares but our economic activity, an investment in our Shares will generally be deemed to constitute a business asset, in particular if the Shareholder’s involvement in our business will exceed regular monitoring of his investment in our Shares.

U.S. Shareholders. Pursuant to the Convention, the gain derived by a U.S. Shareholder from an alienation of our Common Shares constituting a substantial interest of the Shareholder in QIAGEN, not effectively connected or deemed connected with a permanent establishment or permanent representative of the Shareholder in The Netherlands, is not subject to Netherlands income tax or corporate income tax, provided that the gain from the alienation of our Common Shares is not derived by an individual Shareholder who has, at any time during the five-year period preceding such alienation, been a resident of The Netherlands according to Netherlands tax law and who owns, at the time of the alienation, either alone or together with close relatives, at least 25% of any class of our shares.

Gift and Inheritance Tax

A gift or inheritance of our Common Shares from a non-resident Shareholder will generally not be subject to a Netherlands gift and inheritance tax, provided that the Shareholder does not own a business which is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands to which or to whom our Common Shares are attributable. The Netherlands has concluded a tax convention with the United States based on which double taxation on inheritances may be avoided if the inheritance is subject to Netherlands and/or U.S. inheritance tax and the deceased was a resident of either The Netherlands or the United States.

United States Federal Income Tax Considerations

The following summarizes the material U.S. federal income tax consequences of the ownership of our Common Shares by an investor that purchases such Common Shares and that will hold the Common Shares as capital assets. This summary does not purport to be a complete analysis or listing of all potential tax considerations and does not address holders subject to special treatment under U.S. federal income tax laws (including insurance companies, tax-exempt organizations, regulated investment companies, financial institutions, broker dealers or holders that own, actually or constructively, 10% or more of our voting shares).

As used herein, references to a “U.S. Holder” are to a holder of our Common Shares that is (i) a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States or any political subdivision thereof, or (iii) a person or entity otherwise subject to United States federal income taxation on a net income basis with respect to our Common Shares (including a non-resident alien or foreign corporation that holds, or is deemed to hold, our Common Shares in connection with the conduct of a U.S. trade or business); and references to a “non-U.S. Holder” are to a holder that is not a U.S. person for U.S. federal income tax purposes.

Taxation of Dividends

To the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, distributions, if any, made with respect to our Common Shares will be includable for U.S. federal income tax purposes in the income of a U.S. Holder as ordinary dividend income in an amount equal to the sum of any cash and the fair market value of any property that we distribute, before reduction for Netherlands withholding tax. During the years 2004-2008 such dividends will be eligible to be treated by U.S. Holder individuals as “qualified dividend income” subject to a maximum tax rate of 15 percent, if the shareholder receiving the dividend satisfies the holding period requirements, and if we are not treated for our taxable year in which the dividend is paid, or our preceding taxable year, as a passive foreign investment company (see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Status”). To the extent that such distribution exceeds our current or accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our Common Shares and thereafter as taxable capital gain. Dividends generally will be treated as income from sources outside the United States and generally will be passive income (or, in the case of certain holders, “financial services income”) for purposes of the foreign tax credit limitation. Dividends we pay will not be eligible for the dividends received deduction allowed to corporations in certain circumstances under the United States Internal Revenue Code of 1986, as amended (the Code). A U.S. Holder may elect annually to either deduct The Netherlands withholding tax (see “Taxation—Netherlands Tax Considerations—Dividend Withholding Tax”) against their income or take the withholding taxes as a credit against their U.S. tax liability, subject to U.S. foreign tax credit limitation rules. If the dividends are qualified for the lower applicable capital gains rate (as discussed in the above paragraph), the amount of the dividend income taken into account for calculating the foreign tax credit limitation will be in general be limited to the gross amount of the dividend, multiplied by the reduced, divided by the highest rate of tax normally applicable to dividends, For the purposes of computing the foreign tax credit, dividends paid on our Common Shares will be treated as income from sources outside the United States, but generally will be grouped separately, together with other items of “passive” or financial services income. Recently enacted legislation (the American Jobs Creation Act of 2004, or the “Act”) will modify the foreign tax credit limitation by reducing the number of classes of foreign source income to two for taxable years beginning after December 31, 2006. Under the Act, dividends paid on our Common Shares will generally constitute passive category income but could, in the case of certain US holders, constitute “general category income”. The rules governing the foreign tax credit are complex. We urge you to consult with your own tax advisors regarding the availability of the foreign tax credit in your particular circumstances.

Dividends we pay in a currency other than the U.S. dollar will be included in the income of a U.S. Holder in a U.S. dollar amount based upon the exchange rate in effect on the date of receipt. A U.S. Holder will have a tax basis in such foreign currency for U.S. federal income tax purposes equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent disposition of such foreign currency (including a subsequent conversion into U.S. dollars) will be ordinary income or loss. Such gain or loss will generally be income from sources within the U.S. for foreign tax credit limitation purposes.

A non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to our Common Shares that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct of a trade or business within the United States by such non-U.S. Holder, (and are attributable to a permanent establishment maintained in the United States by such non-U.S. Holder, if an applicable income tax treaty so requires as a condition for such non-U.S. Holder to be subject to U.S. taxation on a net income basis in respect of income from our Common

Shares), in which case the non-U.S. Holder generally will be subject to tax in respect of such dividends in the same manner as a U.S. Holder. Any such effectively connected dividends received by a non-United States corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to our Common Shares that are treated as capital gain for U.S. federal income tax purposes unless such holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of our Common Shares, as discussed below.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, upon the sale or other disposition of our Common Shares, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition of our Common Shares and the U.S. Holder’s adjusted tax basis in our Common Shares. Such gain or loss generally will be subject to U.S. federal income tax. An individual U.S. Holder is generally subject to a maximum capital gains rate of 15% for our Common Shares held for more than a year. For U.S. federal income tax purposes, capital losses are subject to limitations on deductibility. Gain realized by a U.S. Holder on the sale or other disposition of our Common Shares generally will be treated as income from sources within the United States for purposes of the foreign tax credit limitation.

A non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of our Common Shares unless (i) the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States (and is attributable to a permanent establishment maintained in the United States by such non-U.S. Holder, if an applicable income tax treaty so requires as a condition for such non-U.S. Holder to be subject to U.S. taxation on a net income basis in respect of gain from the sale or other disposition of our Common Shares) or (ii) such holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, and certain other conditions are met. Effectively connected gains realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Passive Foreign Investment Company Status

We may be classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes if certain tests are met. We will be a PFIC with respect to a U.S. Holder if for any taxable year in which the U.S. Holder held our Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Passive income means, in general, dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets which would produce such income other than sales of inventory. For the purpose of the PFIC tests, if a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation, and as if it had received directly its proportionate share of the income of such other corporation. The effect of this special provision with respect to QIAGEN and our ownership of our subsidiaries is that we, for purposes of the income and assets tests described above, will be treated as owning directly our proportionate share of the assets of our subsidiaries and of receiving directly our proportionate share of each of those companies’ income, if any, so long as we own, directly or indirectly, at least 25% by value of the particular company’s stock. Active business income of our subsidiaries will be treated as our active business income, rather than as passive income. Based on our current income, assets and activities, we do not believe that we are currently a PFIC. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC.

A determination as to PFIC status is made annually (although an initial determination that we are a PFIC will generally be binding on a shareholder who does not make the qualified election discussed below with respect to the first year such shareholder holds or is deemed to hold our Common Shares). Whether we are a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of our income and assets. For example, we retain in our business a substantial amount of cash and cash equivalents, and such cash balances are considered by the IRS to be passive assets, even if held as working capital for an active business. Accurate predictions of the composition of our income are particularly difficult in light of the volatile nature of earnings patterns in technological industries. In addition, U.S. tax law is not entirely clear as to the proper classification of all types of income that we may realize or all types of assets that we may hold. We will, however, monitor our income and assets closely in order to make an annual determination as to whether we are a PFIC. Following the close of any tax year, we intend to promptly send a notice to all shareholders of record at any time during such year, if we determine that we are a PFIC.

If we are a PFIC, each of our direct and certain indirect shareholders that is a U.S. person (“U.S. Shareholders”) either (i) may make an election to report currently its pro rata share of our ordinary earnings and net capital gain even if no distributions are actually received from us (the “qualified election”), or (ii) upon a disposition of our Common Shares, including a disposition pursuant to an otherwise tax-free reorganization, or receipt of an “excess distribution” (as defined in the Code), will be subject to tax (including an interest charge) generally as if the gain or distribution were earned ratably over the period in which our Common Shares were held and face other adverse tax consequences. Alternatively, under the “Taxpayer Relief Act of 1997”, effective for taxable years of U.S. persons beginning after December 31, 1997, U.S. Shareholders may make a mark-to-market election with respect to our Common Shares under which the U.S. Shareholder would include in income each year an amount equal to the excess, if any, of the market value of our Common Shares as of the close of the taxable year over the U.S. Shareholder’s adjusted basis in such stock. Under this election, the U.S. Shareholder would be allowed a deduction for the excess, if any, of the adjusted basis of our Common Shares over the market value of the shares as of the close of the taxable year but only to the extent of any net mark-to-market gains with respect to our Common Shares included by the shareholder for prior taxable years. The U.S. Shareholder’s adjusted basis in our Common Shares would be adjusted to reflect the amounts included or deducted under this election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the actual sale or other disposition of our Common Shares would be treated as ordinary income. Ordinary loss treatment would also apply to the deductible portion of any mark-to-market loss on our Common Shares, as well as to any loss realized on the actual sale or other disposition of our Common Shares to the extent that the amount of such loss did not exceed the net mark-to-market gains previously included with respect to such stock. An election to mark to market will apply to the taxable year for which made and all subsequent taxable years, unless our Common Shares cease to be treated as marketable stock or the Secretary of the Treasury consents to the revocation of such election.

A shareholder who makes a qualified election may recognize ordinary income or loss as a result of currency fluctuations between the dates of our deemed and actual distributions.

If we become a PFIC, each U.S. Shareholder would be required annually to file IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with such shareholder’s timely filed income tax return and with the Internal Revenue Service, whether or not the qualified election (or, for tax years after 1997, the mark-to-market election) is made. A U.S. Shareholder choosing to make a qualified election must also include a shareholder election statement and the PFIC annual information statement that we will provide (as described below) when filing IRS Form 8621 and its income tax return, and should send a copy of the shareholder election statement to the Internal Revenue Service. If we determine that we have become a PFIC, within two months after the end of each year we intend to supply the PFIC annual information statement necessary to make the qualified election for such year to each U.S. Shareholder of record at the end of such year. In such case, we also intend to supply the PFIC annual information statement to any shareholder or former shareholder who requests it.

Prospective purchasers of our Common Shares are urged to consult their tax advisors regarding the PFIC rules and their effect on an investment in our Common Shares, with particular regard to (i) the advisability of making the qualified election in the event that we notify the shareholders that we have become a PFIC in any taxable year, or (ii) the advisability of making the mark-to-market election provided in the tax law.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, paid within the United States or through certain U.S.-related financial intermediaries on our Common Shares will be subject to information reporting requirements and backup withholding tax at the rate of 28% for a non-corporate United States person and, who also:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the Internal Revenue Service that the individual has failed to report all interest or dividends required to be shown on the Federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Certain corporations and persons that are not United States persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8 or W-9.

If a United States person sells our Common Shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the individual can certify that they are a non-U.S. person, under penalties of perjury, or they otherwise establish an exemption. If a United States person sells our Common Shares through a non-U.S. office of a non-U.S. broker and the sale proceeds are paid to the person outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to the United States person outside the United States, if the person sells our Common Shares through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States.

An individual generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the individual’s income tax liability by filing a refund claim with the United States Internal Revenue Service.

Foreign Currency Issues

If dividends are paid in euros, the amount of the dividend distribution included in the income of a U.S. Holder will be the U.S. dollar value of the payments made in euros, determined at a spot, euro/U.S. dollar rate applicable to the date such dividend is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss (if any) resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. We have never paid cash dividends on our share capital and do not intend to do so for the foreseeable future.

Documents on Display

Documents referred to in this Annual Report may be inspected at our principal executive office located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Our market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures on intercompany transactions. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or other speculative purposes.

Interest Rate Risk

Interest income earned on our investment portfolio is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment securities. For the year ended December 31, 2005, the weighted average interest rate on our marketable securities portfolio was from 3.42%.

Borrowings against lines of credit are at variable interest rates. We had no outstanding lines of credit at December 31, 2005. A hypothetical adverse 10 percent movement in market interest rates would not have materially impacted our financial statements.

At December 31, 2005, we had $197.4 million in long-term debt, of which $47.4 million was at a variable rate. A hypothetical adverse 10% movement in market interest rates would decrease 2005 earnings by approximately $91,000, based on the quarter-end interest rate, a loan balance consistent with that at quarter-end and a constant foreign exchange rate.

Currency Fluctuations

We operate on an international basis. A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Swiss franc, Norwegian krone and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. However, because we have substantial expenses as well as revenues in each of our principal functional currencies, the exposure of our financial results to currency fluctuations is reduced. In general terms, depreciation of the U.S. dollar against our other foreign currencies, such as occurred in 2004 with respect to the euro, will increase reported net sales. However, this impact normally will be at least partially offset in the results of operations by gains or losses from foreign currency transactions.

Currency Hedging

In the ordinary course of business, we purchase instruments with which we intend to hedge foreign currency fluctuations with the principal objective of minimizing the risks and/or costs associated with global financial and operating activities. Generally, we hedge a majority of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. We do not utilize financial instruments for trading or other speculative purposes.

At December 31, 2005, these foreign currency instruments consisted of options, which give us the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. These options are marked to market through our statements of income and are not designated as effective hedges according to the provisions of SFAS 133. At December 31, 2005, we held one foreign currency exchange option totaling $500,000. The option had a notional exchange rate of USD/EUR 1.210 and expired the end of January 2006.

During 2005, our German and Swiss subsidiaries entered into forward arrangements which qualify for hedge accounting as cash flow hedges of foreign currency denominated liabilities. At December 31, 2005, these forward contracts totaled $44.0 million as a hedge to currency risk on intercompany loans. The contracts mature in July 2011. The gain or loss on the change in the fair values of the derivatives are included in earnings to the extent they offset the earnings impact of changes in the fair values of the hedged obligations. Any difference is deferred in accumulated comprehensive income, a component of shareholders’ equity. These contracts effectively fix the exchange rate at which the intercompany loans will be settled in, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans.

Foreign Currency Exchange Rate Risk

We have significant production and manufacturing facilities located in Germany and Switzerland, and intercompany sales of inventory expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. Payment for intercompany purchases of inventory is required within 30 days from invoice date. The delay between the date the manufacturing subsidiaries record revenue and the date when the payment is received from the purchasing subsidiaries exposes us to foreign exchange risk. The exposure results primarily from those transactions between the manufacturing subsidiaries and the U.S.

The foreign currency exchange rate risk is partially offset by transactions of the manufacturing subsidiary denominated in U.S. dollars. Hedging instruments include foreign currency put options that are purchased to protect the majority of the existing and/or anticipated receivables resulting from intercompany sales from the manufacturing subsidiary to the U.S. These options give us the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. Management does not believe that our exposure to foreign currency exchange rate risk is material.

Item 12. Description of Securities other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Our Managing Directors, with the assistance of other members of management, performed an evaluation of our disclosure controls and procedures, as that term is defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this report. Based on that evaluation, they concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis.

There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. No significant deficiencies and material weaknesses were identified that required corrective actions.

Item 16A. Audit Committee Financial Expert

The Board has designated Dr. Heinrich Hornef as an “audit committee financial expert” as that term is defined in the SEC rules adopted pursuant to the Sarbanes-Oxley Act. Dr. Hornef is “independent” as defined in the Marketplace Rules of the NASDAQ as applicable to Audit Committees.

Item 16B. Code of Ethics

QIAGEN has in place a Code of Conduct that applies to all Directors, officers and employees which qualifies as a code of ethics, as required by SEC and NASDAQ Marketplace Rules. The Code of Conduct applies to all of QIAGEN’s employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions. The full text of the Code of Conduct is available on our website at www.qiagen.com.

Item 16C. Principal Accountant Fees and Services

At our 2005 Annual General Meeting of Shareholders held on June 14, 2005, our shareholders reappointed Ernst & Young LLP to serve as our auditors for the fiscal year ended December 31, 2005. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young LLP for providing audit services and other professional services in each of the last two fiscal years:

	2005	2004
Audit fees	$530,000	$487,000
Audit related fees	155,000	122,000
Tax fees	145,000	216,000
All other fees	245,000	704,000

Total	$1,075,000	$1,529,000

Audit fees consist of fees and expenses billed for the annual audit and quarterly review of QIAGEN’s consolidated financial statements. They also include fees billed for other audit services, which are those services that only the statutory auditor can provide, and include the review of documents filed with the Securities

Exchange Commission. Audit-related fees consist of fees and expenses billed for assurance and related services that are related to the performance of the audit or review of QIAGEN’s financial statements and include consultations concerning financial accounting and reporting standards; internal control reviews; and statutory audit of subsidiaries’ financial statements. Tax fees include fees and expenses billed for tax compliance services, including assistance on the preparation of tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services. All other fees include fees and expenses billed for services such as information technology projects, transaction due diligence and cost segregation studies as allowed by the Sarbanes Oxley Act of 2002.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has adopted a pre-approval policy that requires the pre-approval of all services performed for us by Ernst & Young LLP. All audit related services, tax services and other services rendered by Ernst & Young LLP were pre-approved by the Audit Committee.

Item 16D. Exemptions From the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

See pages F-1 through F-33 included herein.

(A)	The following financial statements, together with the report of Ernst & Young LLP thereon, are filed as part of this annual report:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Schedule II—Valuation and Qualifying Accounts

Item 19.    Exhibits

1.1	Articles of Association as confirmed by notorial deed as of July 14, 2005 (English translation) (filed as Exhibit 4.1) (5)

2.1	Credit Contract for a Club Deal between QIAGEN GmbH, Deutsche Bank AG, Stadtsparkasse Dusseldorf, and IKB Deutsche Industriebank AG, dated July 12, 2004 (English Translation) (6)

2.2	Declaration by QIAGEN N.V. to Deutsche Bank Aktiengesellschaft dated July 12, 2004 (6)

2.3	Indenture between QIAGEN Finance (Luxembourg) S.A., QIAGEN N.V., Deutsche Trustee Company Limited, Deutsche Bank AG and Deutsche Bank Luxembourg S.A. dated August 18, 2004 (6)

2.4	Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2024 Issued By QIAGEN Finance (Luxembourg) S.A. dated August 18, 2004 (6)

4.1	Lease between QIAGEN GmbH and Brixton Estate Deutschland GmbH dated March 14, 1997 (the “Albert-Einstein-Str. Lease” (Filed as Exhibit 10.1(a)) (1)

4.2	The “Albert-Einstein-Str. Lease” Contract Summary (Filed as Exhibit 10.1(b)) (1)

4.3	Master Agreement among Becton, Dickinson and Company, Becton Dickinson Sample Collection GmbH, QIAGEN AG, and QIAGEN N.V., dated August 5, 1999 (Filed as Exhibit 10.1) (2)

4.4	Lease Between QIAGEN GmbH and Gisantus Grundstucksverwaltungsgesellscharft mbH, dated January 13, 1997 (the “Max-Volmer-Strasse 4 Lease”) (Filed as Exhibit 10.3) (2)

4.5	The “Max-Volmer-Strasse 4 Lease” Summary (Filed as Exhibit 10.3(a)) (2)

4.7	Employment Agreement by and between DIAGEN Institute for Molecular Biological Diagnostics GmbH. and Mr. Peer M. Schatz, dated February 24, 1993 (English Translation) (Filed as Exhibit 4.11) (3)

4.8	Employment Agreement by and between QIAGEN AG and Peer M. Schatz, dated May 29, 1998 (English Translation) (Filed as Exhibit 4.12) (3)

4.9	Employment Agreement between QIAGEN N.V. and Peer M. Schatz, dated October 5, 2000 (Filed as Exhibit 4.14) (3)

4.10	Change in Control Agreement between QIAGEN N.V. and Peer M. Schatz, as of September 30, 2002 (Filed as Exhibit 4.18) (3)

4.11	Letter between QIAGEN GmbH and Peer M. Schatz Regarding Addition of a Change in Control Provision, as of September 30, 2002 (English Translation) (Filed as Exhibit 4.20) (3)

4.12	Employment Agreement by and between QIAGEN GmbH and Dr. Joachim Schorr, dated July 1, 1992 (English Translation) (Filed as Exhibit 4.21) (4)

4.13	Supplement to Employment Agreement by and between QIAGEN GmbH and Dr. Joachim Schorr, dated June 22, 1999 (English Translation) (Filed as Exhibit 4.22) (4)

4.14	Letter between QIAGEN GmbH and Dr. Joachim Schorr, Regarding Addition of a Change in Control Provision, dated March 24, 2003 (English Translation) (6)

4.15	Letter between QIAGEN GmbH and Dr. Joachim Schorr, Regarding Clarification of Change in Control Provision, dated October 9, 2003 (English Translation) (6)

4.16	Employment Agreement by and between QIAGEN GmbH and Bernd Uder, dated March 1, 2001 (English Translation) (Filed as Exhibit 4.25) (6)

4.17	Letter between QIAGEN GmbH and Bernd Uder, Regarding Addition of a Change in Control Provision, dated October 9, 2003 (English Translation) (6)

4.18	Letter between QIAGEN GmbH and Bernd Uder, Regarding Clarification of Change in Control Provision, dated October 9, 2003 (English Translation) (6)

4.19	Employment Agreement by and between QIAGEN GmbH and Roland Sackers, dated January 1, 2004 (English Translation) (6)

4.20	Employment Agreement by and between QIAGEN North American Holdings, Inc. and Roland Sackers, dated January 5, 2004 (6)

4.21	Change in Control Agreement between QIAGEN North American Holdings, Inc. and Roland Sackers, as of September 30, 2003 (6)

4.22	Employment Agreement by and between QIAGEN N.V. and Roland Sackers, dated August 5, 2004 (6)

4.23	Consultancy Agreement between QIAGEN GmbH and Dr. Metin Colpan dated December 4, 2003 (6)

4.24	Letter between QIAGEN GmbH and Peer M. Schatz, Regarding Clarification of Change in Control Provision, dated October 9, 2003 (English Translation) (6)

4.25	QIAGEN N.V. Amended and Restated Stock Plan (5)

*4.26	Amendment No. 1 to the Consultancy Agreement between QIAGEN GmbH and Dr. Metin Colpan dated February 11, 2004

*8.1	List of Subsidiaries

*12.1	Certifications under Section 302; Peer M. Schatz, Managing Director and Chief Executive Officer

*12.2	Certifications under Section 302; Roland Sackers, Deputy Managing Director and Chief Financial Officer

*13.1	Certifications under Section 906; Peer M. Schatz, Managing Director and Chief Executive Officer and Roland Sackers, Deputy Managing Director and Chief Financial Officer

*15.1	Consent of Ernst & Young LLP

*	Filed herewith.

(1)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on May 21, 1998.
(2)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 2000.
(3)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 2003.
(4)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 26, 2004.
(5)	Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on August 10, 2005.
(6)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 19, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAGEN N.V.

Dated: March 31, 2006

	By:	/s/ Peer M. Schatz
Peer M. Schatz, Chief Executive Officer

QIAGEN N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of QIAGEN N.V. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 19(A). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIAGEN N.V. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

McLean, Virginia

March 27, 2006

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	As of December 31,
	2005	2004
Assets
Current Assets:
Cash and cash equivalents	$191,700,000	$196,375,000
Marketable securities	15,000,000	30,153,000
Notes receivable	4,283,000	4,630,000
Accounts receivable, net of allowance for doubtful accounts of $2,388,000 and $2,647,000 in 2005 and 2004, respectively	63,538,000	66,098,000
Income taxes receivable	4,161,000	3,551,000
Inventories, net	53,653,000	60,164,000
Deferred income taxes	11,617,000	11,785,000
Prepaid expenses and other	26,305,000	14,328,000

Total current assets	370,257,000	387,084,000

Long-Term Assets:
Property, plant and equipment, net	195,199,000	217,108,000
Goodwill	93,914,000	56,263,000
Intangible assets, net of accumulated amortization of $13,813,000 and $8,818,000 in 2005 and 2004, respectively	74,566,000	34,758,000
Deferred income taxes	6,346,000	3,114,000
Other assets	25,016,000	16,272,000

Total long-term assets	395,041,000	327,515,000

Total assets	$765,298,000	$714,599,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	As of December 31,
	2005	2004
Liabilities and Shareholders’ Equity
Current Liabilities:
Current portion of long-term debt	$5,921,000	$6,769,000
Current portion of capital lease obligations	995,000	1,201,000
Accounts payable (of which $1.0 million due to QIAGEN Finance in 2004, see Note 6)	15,934,000	20,157,000
Accrued and other liabilities (of which $3.4 million and $2.4 million due to QIAGEN Finance in 2005 and 2004, see Note 6)	52,707,000	46,879,000
Income taxes payable	14,935,000	10,283,000
Deferred income taxes	1,179,000	2,766,000

Total current liabilities	91,671,000	88,055,000

Long-Term Liabilities:
Long-term debt, net of current portion (of which $150.0 million due to QIAGEN Finance in 2005 and 2004, see Note 6)	191,447,000	197,383,000
Capital lease obligations, net of current portion	11,101,000	13,737,000
Deferred income taxes	17,570,000	10,372,000
Other	3,052,000	4,676,000

Total long-term liabilities	223,170,000	226,168,000

Commitments and Contingencies (Note 17)

Shareholders’ Equity:
Common shares, .01 EUR par value:
Authorized—260,000,000 shares
Issued and outstanding—148,455,864 shares in 2005 and 147,020,207 shares in 2004	1,513,000	1,495,000
Additional paid-in capital	157,796,000	146,231,000
Retained earnings	274,200,000	211,975,000
Accumulated other comprehensive income	16,948,000	40,675,000

Total shareholders’ equity	450,457,000	400,376,000

Total liabilities and shareholders’ equity	$765,298,000	$714,599,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,
	2005	2004	2003
Net sales	$398,395,000	$380,629,000	$351,404,000
Cost of sales	122,755,000	125,658,000	118,786,000
Cost of sales—acquisition and restructuring	439,000	1,454,000	3,618,000

Gross profit	275,201,000	253,517,000	229,000,000

Operating Expenses:
Research and development	39,100,000	35,767,000	31,789,000
Sales and marketing	94,689,000	87,506,000	83,005,000
General and administrative	40,123,000	41,715,000	42,269,000
Purchased in-process research and development	3,239,000	—	—
Acquisition, integration and related costs	3,213,000	572,000	—
Relocation, restructuring and related costs	—	3,817,000	3,048,000

Total operating expenses	180,364,000	169,377,000	160,111,000

Income from operations	94,837,000	84,140,000	68,889,000

Other Income (Expense):
Interest income	7,552,000	2,887,000	1,284,000
Interest expense	(5,940,000)	(5,101,000)	(4,647,000)
Research and development grants	1,380,000	1,608,000	2,221,000
Gain (loss) on foreign currency transactions, net	(157,000)	(67,000)	1,069,000
Loss from equity method investees	(1,149,000)	(2,243,000)	(1,847,000)
Other miscellaneous (expense) income, net	741,000	(8,537,000)	286,000

Total other income (expense)	2,427,000	(11,453,000)	(1,634,000)

Income before provision for income taxes	97,264,000	72,687,000	67,255,000
Provision for income taxes	35,039,000	23,982,000	24,405,000

Net income	$62,225,000	$48,705,000	$42,850,000

Basic net income per common share	$0.42	$0.33	$0.29

Diluted net income per common share	$0.41	$0.33	$0.29

Shares used in computing basic net income per common share	147,837,000	146,658,000	145,832,000

Shares used in computing diluted net income per common share	150,172,000	148,519,000	147,173,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
	Shares	Amount
BALANCE AT DECEMBER 31, 2002	145,533,589	$1,478,000	$134,547,000	$120,420,000	$6,586,000	$263,031,000

Net income	—	—	—	42,850,000	—	42,850,000
Unrealized gain, net on marketable securities	—	—	—	—	1,239,000	1,239,000
Realized gain, net on marketable securities	—	—	—	—	(201,000)	(201,000)
Translation adjustment	—	—	—	—	22,368,000	22,368,000

Comprehensive income	—	—	—	—	—	66,256,000
Exercise of stock options	375,508	4,000	2,109,000	—	—	2,113,000
Common stock issued in connection with the acquisition of GenoVision, A.S.	308,421	3,000	2,943,000	—	—	2,946,000
Tax benefit in connection with nonqualified stock options, net of reclass related to vested stock options	—	—	440,000	—	—	440,000

BALANCE AT DECEMBER 31, 2003	146,217,518	1,485,000	140,039,000	163,270,000	29,992,000	334,786,000

Net income	—	—	—	48,705,000	—	48,705,000
Unrealized loss, net on forward contracts	—	—	—	—	(500,000)	(500,000)
Unrealized gain, net on marketable securities	—	—	—	—	47,000	47,000
Realized gain, net on marketable securities	—	—	—	—	(481,000)	(481,000)
Translation adjustment	—	—	—	—	11,617,000	11,617,000

Comprehensive income	—	—	—	—	—	59,388,000
Exercise of stock options	802,689	10,000	5,122,000	—	—	5,132,000
Tax benefit in connection with nonqualified stock options, net of reclass related to vested stock options	—	—	775,000	—	—	775,000
Option vesting accelerated in connection with sale of synthetic DNA business unit	—	—	295,000	—	—	295,000

BALANCE AT DECEMBER 31, 2004	147,020,207	1,495,000	146,231,000	211,975,000	40,675,000	400,376,000

Net income	—	—	—	62,225,000	—	62,225,000
Unrealized loss, net on forward contracts	—	—	—	—	(1,372,000)	(1,372,000)
Unrealized gain, net on marketable securities	—	—	—	—	2,800,000	2,800,000
Realized loss, net on marketable securities	—	—	—	—	507,000	507,000
Translation adjustment	—	—	—	—	(25,662,000)	(25,662,000)

Comprehensive income	—	—	—	—		38,498,000
Exercise of stock options	1,435,657	18,000	7,941,000	—	—	7,959,000
Tax benefit in connection with nonqualified stock options	—	—	3,169,000	—	—	3,169,000
Proceeds from subscription receivable	—	—	455,000	—	—	455,000

BALANCE AT DECEMBER 31, 2005	148,455,864	$1,513,000	$157,796,000	$274,200,000	$16,948,000	$450,457,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2005	2004	2003
Cash Flows From Operating Activities:
Net income	$62,225,000	$48,705,000	$42,850,000
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	24,955,000	22,961,000	25,788,000
Non-cash acquisition and restructure costs	2,114,000	—	4,128,000
Purchased in-process research and development	3,239,000	—	—
Tax effect from non-qualified stock options, net	3,169,000	775,000	440,000
Provision for losses on accounts receivable	54,000	128,000	1,749,000
Deferred income taxes	(2,202,000)	(10,474,000)	12,183,000
Loss on disposition of synthetic DNA business unit	—	9,796,000	—
(Gain) loss on disposition of property and equipment	(97,000)	159,000	417,000
(Gain) loss on sale of marketable securities	507,000	(481,000)	(201,000)
Loss on equity method investees	1,149,000	2,243,000	1,847,000
Gain on dissolution of subsidiary	(123,000)	—	—
Net changes in operating assets and liabilities:
(Increase) decrease in:
Notes receivable	(33,000)	1,109,000	(783,000)
Accounts receivable	(131,000)	(4,193,000)	(5,738,000)
Income taxes receivable	1,897,000	(368,000)	8,117,000
Inventories	3,764,000	2,019,000	(6,396,000)
Prepaid expenses and other	(9,778,000)	(5,282,000)	1,745,000
Other assets	934,000	(5,213,000)	(4,102,000)
Increase (decrease) in:
Accounts payable	(4,711,000)	599,000	(6,610,000)
Accrued and other liabilities	422,000	2,450,000	(885,000)
Income taxes payable	5,592,000	(13,009,000)	(11,035,000)
Other	(1,709,000)	1,874,000	546,000

Net cash provided by operating activities	91,237,000	53,798,000	64,060,000

Cash Flows From Investing Activities:
Purchases of property, plant and equipment	(13,728,000)	(12,621,000)	(19,558,000)
Proceeds from sale of equipment	1,738,000	1,584,000	1,795,000
Purchases of intangible assets	(15,276,000)	(3,493,000)	(2,777,000)
Purchases of investments	(4,981,000)	—	—
Net proceeds from disposition of synthetic DNA business unit	757,000	16,087,000	—
Purchases of marketable securities	(40,445,000)	(37,963,000)	(6,000)
Sales of marketable securities	55,430,000	14,860,000	6,489,000
Investment in unconsolidated subsidiary	—	(125,000)	—
Cash paid for acquisitions, net of cash acquired	(81,996,000)	(29,478,000)	—

Net cash used in investing activities	(98,501,000)	(51,149,000)	(14,057,000)

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(CONTINUED)

	Years ended December 31,
	2005	2004	2003
Cash Flows From Financing Activities:
Repayment of lines of credit	(67,000)	—	(972,000)
Proceeds from debt	6,299,000	150,077,000	7,926,000
Repayments of debt	(10,638,000)	(58,471,000)	(9,702,000)
Principal payments on capital leases	(1,053,000)	(1,115,000)	(1,249,000)
Proceeds from subscription receivable	455,000	—	—
Issuance of common shares	7,959,000	5,132,000	2,113,000

Net cash (used in) provided by financing activities	2,955,000	95,623,000	(1,884,000)

Effect of exchange rate changes on cash and cash equivalents	(366,000)	(890,000)	5,981,000
Net (decrease) increase in cash and cash equivalents	(4,675,000)	97,382,000	54,100,000
Cash and cash equivalents, beginning of year	196,375,000	98,993,000	44,893,000

Cash and cash equivalents, end of year	$191,700,000	$196,375,000	$98,993,000

Supplemental Cash Flow Disclosures:
Cash paid for interest	$5,238,000	$3,664,000	$4,670,000

Cash paid for taxes	$21,582,000	$27,755,000	$14,038,000

Noncash Investing and Financing Activities:
Note receivable in connection with disposition of assets	$—	$6,189,000	$—

Equipment purchased through capital leases	$—	$—	$1,757,000

Acquisitions of:
Goodwill	$—	$—	$2,946,000

Issuance of common stock	$—	$—	$2,946,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

1.	Description of Business

QIAGEN N.V. and subsidiaries (the Company) operates exclusively in the life sciences industry developing, producing and distributing biotechnology products and services, primarily for the handling, separation and purification of nucleic acids (DNA and RNA). In addition, QIAGEN sells and/or licenses technologies to others. The Company’s products are used in biological research by universities and research institutions as well as in the diagnostic and applied testing industries. The Company’s products are sold throughout the world, primarily in the United States, Europe and Japan. Similar to most companies in similar lines of business, the Company’s products are subject to rapid technological change. Because of these technological changes, the Company needs to continuously expend resources toward research and development.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States (GAAP) and include the accounts of the Company and its wholly owned subsidiaries that are not considered variable interest entities. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where the Company exercises significant influence over the operations, and which the Company has determined that it is not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method.

Cash and Cash Equivalents, Marketable Securities and Investments

Cash and Cash Equivalents: Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid, and having an original maturity of less than 90 days at the date of purchase.

Marketable Securities: The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standard (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” All such investments are classified “available for sale” and stated at fair value, interest income is accrued when earned, and changes in market values are reflected as unrealized gains and losses, calculated on the specific identification method, as a component of accumulated other comprehensive income.

Investments: The Company also has investments in non-marketable securities issued by privately held companies. These investments are included in other long-term assets in the accompanying consolidated balance sheets and are accounted for using the equity or cost method of accounting.

Marketable securities and investments are evaluated at least quarterly, or sooner if impairment indicators are noted, to determine if declines in value are other-than-temporary. In making that determination, the Company considers all available evidence relating to the realizable value of a security. This evidence includes, but is not limited to, the following:

•	adverse financial conditions of a specific issuer, segment, industry, region or other variables;

•	the length of time and the extent to which the fair value has been less than cost; and

•	the financial condition and near-term prospects of the issuer.

Temporary declines in value of investments classified as available-for-sale are netted with unrealized gains and reported as a separate component of shareholders’ equity. A decline in fair value below amortized cost that is

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

judged to be other-than-temporary is accounted for as a realized loss and the write down is included in the consolidated statements of income. Realized gains and losses on the sale of investments are determined on a specific identification basis.

Accounts Receivable

The Company’s accounts receivable are unsecured and the Company is at risk to the extent such amounts become uncollectible. The Company continually monitors accounts receivable balances, and provides for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. Write-offs of accounts receivable totaled $620,000, $383,000 and $1.3 million while provisions for doubtful accounts which were charged to expense totaled $54,000, $128,000 and $1.7 million for the years ended December 31, 2005, 2004 and 2003, respectively. For all years presented, no single customer represented more than ten percent of accounts receivable or consolidated net sales.

Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market and include material, capitalized labor and overhead costs. Inventories consist of the following as of December 31, 2005 and 2004:

	2005	2004
Raw materials	$18,200,000	$15,999,000
Work in process	18,064,000	23,596,000
Finished goods	17,389,000	20,569,000

Total inventories	$53,653,000	$60,164,000

Property, Plant and Equipment

Property, plant and equipment, including equipment under capital lease, are stated at cost. Depreciation is computed using the straight-line and declining balance methods over the estimated useful lives of the assets (one to 40 years). Amortization of leasehold improvements is computed on a straight-line basis over the lesser of the remaining life of the lease or the estimated useful life. The Company has a policy of capitalizing expenditures that materially increase assets’ useful lives and charging ordinary maintenance and repairs to operations as incurred. When property or equipment is disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in other miscellaneous income (expense).

Acquired Intangibles and Goodwill

Acquired intangibles are carried at cost less accumulated amortization and consist of licenses to technology held by third parties and other intangibles assets acquired by the Company. Amortization is computed over the estimated useful life of the underlying patents, which has historically ranged from one to twenty years. SFAS No. 142 “Goodwill and Other Intangible Assets” requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite.

Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. In accordance with SFAS No. 142 goodwill is subject to impairment tests annually, or earlier if indicators of potential impairment exist, using a fair-value-based approach.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. The Company considers a history of operating losses or a change in expected sales levels to be indicators of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identified cash flows that are largely independent of the cash flows of other groups of assets. The Company deems an asset to be impaired if a forecast of undiscounted projected future operating cash flows directly related to the asset, including disposal value, if any, is less than its carrying amount. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds fair value. The Company generally measures fair value by discounting projected future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could differ from such estimates.

Revenue Recognition

The Company recognizes revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Revenue from consumable product sales is generally recognized upon shipment, when all of the criteria of SAB 104 are achieved. Revenue from the sale and/or licensing of technologies is generally recognized upon delivery to the customer, when all of the criteria of SAB 104 are achieved. The Company maintains a small amount of consignment inventory at certain customer locations. Revenues for the consumable products which are consigned in this manner are recognized upon consumption. Revenue from instrumentation equipment is generally not recognized until title passes to the customer, upon either shipment, in the case of sales to distributors, or written customer acceptance in the case of sales to end users, after satisfying any installation and training requirements. For instrumentation equipment sales that contain other obligations, such as providing consumables, advanced training, extended warranty services or preventative maintenance contracts, revenue is allocated based on the relative fair values of the individual components. The price charged when the element is sold separately generally determines its fair value. Revenues for extended warranty services or product maintenance contracts are deferred and recognized on a straight-line basis over the contract period. The Company generally recognizes service revenues on a completed contract basis. For each of the years ended December 31, 2005, 2004 and 2003, revenues from the sale of all services constitute less than 10 percent of total net sales.

Research and Development

Research and product development costs are expensed as incurred. Research and development expenses consist primarily of salaries and related expenses, facility costs and amounts paid to contract research organizations, and laboratories for the provision of services and materials. Acquired in-process research and development is expensed if technological feasibility has not been demonstrated and there is no alternative use for the in-process technology.

Shipping and Handling Income and Costs

The Company accounts for income and costs related to shipping and handling activities in accordance with the Emerging Issues Task Force Issue No. 00-10, “Accounting for Shipping and Handling Revenues and Costs.” Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2005, 2004 and 2003, shipping and handling costs totaled $8.5 million, $7.8 million and $10.6 million, respectively.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Advertising Costs

The Company accounts for advertising costs according to Statement of Position 93-7, “Reporting on Advertising Costs”, (SOP 93-7). Accordingly, the costs of advertising are expensed as incurred. Sales materials, such as brochures and catalogues, are accounted for as prepaid supplies and expensed over the expected period of use. Advertising costs for the years ended December 31, 2005, 2004 and 2003 were $1.9 million, $1.8 million and $1.4 million, respectively.

Warranty

The Company warrants its products against defects in materials and workmanship generally for a period of one year. A provision for estimated future warranty costs is recorded upon either shipment, in the case of consumables, or when title passes to the customer, in the case of instrumentation.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109—“Accounting for Income Taxes.” The deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with SFAS No. 5, “Accounting for Contingencies,” the Company records tax contingencies when the exposure item becomes probable and reasonably estimable. The Company establishes reserves for tax contingencies that reflect its best estimate of the deductions and credits that it may be unable to sustain, or that it could be willing to concede as part of a broader tax settlement. The tax contingency liability is based on the Company’s estimate of whether additional taxes will be due in the future. Any additional taxes will be determined only upon the completion of current and future tax audits. The timing of such payments cannot be determined with any certainty, but the Company expects that they will not be made within one year.

Foreign Currency Translation

The Company’s reporting currency is the U.S. dollar. The subsidiaries’ functional currencies are the local currency of the respective country. Local subsidiary balance sheets which are prepared in their functional currencies are translated to the reporting currency at exchange rates in effect at the end of the accounting period except for shareholders’ equity accounts, which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation is included in accumulated other comprehensive income in the accompanying consolidated balance sheets.

Fair Value of Financial Instruments

The carrying value of the Company’s cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of the Company’s variable rate debt and capital leases approximate their fair values because of the short maturities and/or interest rates which are comparable to those available to the Company on similar terms. The fair value of the notes payable to QIAGEN Finance, further discussed in Note 15, was estimated by using available over-the-counter market information on the convertible bond which was issued by QIAGEN Finance, the value of which correlates to the fair value of the loan arrangement the Company has with QIAGEN Finance which includes the notes payable, the guarantee and the warrant agreement (further discussed in Note 6).

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative Instruments

The Company enters into derivative financial instrument contracts only for hedging purposes and accounts for them in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” and its amendments. The purpose of the derivative instruments is to minimize the variability of cash flows associated with the anticipated transactions being hedged. As changes in foreign currency rates impact the value of anticipated transactions, the fair value of the forward contracts also changes, offsetting foreign currency rate fluctuations. Derivative instruments are recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if so, depending on the type of hedge transaction.

Stock-Based Compensation

At December 31, 2005, the Company has a stock plan, which is described more fully in Note 16. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations as permitted under SFAS No. 123, “Accounting for Stock-Based Compensation”. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to or in excess of the market value of the underlying common stock on the date of grant.

SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an Amendment of FASB Statement No. 123,” requires the presentation of certain pro forma information as if the Company had accounted for its stock-based employee compensation under the fair value method. For purpose of this disclosure, the fair value of the option grants was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for option grants:

	2005	2004	2003
Risk-free interest rate	4.02%	3.00%	2.56%
Stock price volatility	52%	66%	73%
Expected life (in years)	4.26	5.45	6.00
Dividend rate	0.0%	0.0%	0.0%
Weighted average fair value of options granted	$5.82	$6.82	$5.41

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option value models also require the input of highly subjective assumptions such as expected option life and expected stock price volatility. Because the Company’s stock-based compensation plans have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, the Company believes that the existing option valuation model does not necessarily provide a reliable single measure of the fair value of awards from this plan.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	2005	2004	2003
Net income, as reported	$62,225,000	$48,705,000	$42,850,000
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(13,835,000)	(12,224,000)	(11,740,000)

Proforma net income	$48,390,000	$36,481,000	$31,110,000

Earnings per share:
Basic—as reported	$0.42	$0.33	$0.29
Basic—proforma	$0.33	$0.25	$0.21
Diluted—as reported	$0.41	$0.33	$0.29
Diluted—proforma	$0.32	$0.25	$0.21

The effect of applying SFAS No. 123 on proforma net income and per share calculations for the years ended December 31, 2005, 2004 and 2003, as stated above, is not representative of the effect on reported net income and net income per share for future periods due to such things as the variability in the underlying assumptions used to estimate the fair values of options, the current year vesting accelerations, the issuance of additional stock options in future periods and the potential granting of other forms of equity based compensation.

Risks and Uncertainties

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Risk

The Company buys materials for products from many suppliers, and is not dependent on any one supplier or group of suppliers for the business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors were delayed or interrupted for any reason, the Company may not be able to obtain these materials timely or in sufficient quantities in order to produce certain products and sales levels could be negatively affected. Additionally, the Company’s customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which the Company’s products are used could have a significant effect on the demand for our products.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform with the current year presentation.

Authoritative Pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. This new standard replaces APB Opinion No. 20, “Accounting Changes”, and FASB SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” Among other changes, SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that (1) a change in method

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The Company plans to adopt this statement on January 1, 2006 and it is not expected to have a material effect on the financial statements upon adoption.

On December 16, 2004, the FASB issued SFAS No. 123R, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and amends FASB SFAS No. 95, “Statement of Cash Flows”. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB No. 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values over the expected period of service. Accordingly, the adoption of SFAS No. 123R’s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. The full impact of adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. Management is unable to estimate what those amounts will be in the future because they depend on, among other things, when employees exercise stock options. The Company will adopt SFAS No. 123R as of the effective date, January 1, 2006 using the modified-prospective method.

3.	Net Income per Common Share

The following schedule summarizes the information used to compute earnings per common share:

	Years ended December 31,
	2005	2004	2003
Weighted average number of common shares used to compute basic net income per common share	147,837,000	146,658,000	145,832,000
Dilutive effect of stock options	2,269,000	1,861,000	1,341,000
Dilutive effect of outstanding warrant shares used to compute diluted net income per common share	66,000	—	—

	150,172,000	148,519,000	147,173,000

Outstanding stock options having no dilutive effect, not included in above calculation	5,235,000	5,430,000	7,166,000

Outstanding warrants having no dilutive effect, not included in above calculation	11,796,000	11,862,000	—

4.	Acquisitions and Disposals

artus Gesellschaft für molekularbiologische Diagnostik und Entwicklung mbH

In May 2005, the Company acquired all of the outstanding capital stock of artus Gesellschaft für molekularbiologische Diagnostik und Entwicklung mbH (artus), an established leader in PCR-based molecular diagnostic tests for pathogenenic, genotyping and pharmacogenomic testing. artus’ unique portfolio spans over 60 assays including 30 CE marked assays for detection of a variety of viral and bacterial pathogens such as

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SARS, Herpes simplex virus -1/-2, Epstein-Barr-Virus (EBV), West Nile Virus, Malaria, Salmonella and Avian Flu. The portfolio also includes select assays for genotyping and veterinary medicine and a strong pipeline of complete panels for certain disease profiles. artus maintains a very active network of relationships with academic and industrial partners to identify and develop test opportunities. The Company believes that this acquisition is an excellent fit in its strategy to increase the Company’s value as a partner to the molecular diagnostics industry. In addition to its leading position in preanalytical sample preparation in molecular diagnostics, the Company is now able to offer optimized and synchronized combinations of preanalytical sample preparation and diagnostic assay solutions to its partners in molecular diagnostics. By providing the opportunity for partners in molecular diagnostics to expand their portfolio by adding artus’ validated assays, the Company intends to further contribute to accelerating the growth of molecular diagnostics by broadening the menu of tests available on today’s diagnostic platforms.

The purchase price, including direct acquisition costs and adjusted as per the terms of the share purchase agreement, paid by the Company was approximately EUR 26.4 million (approximately $32.6 million at May 31, 2005) in cash. A total of EUR 9.3 million (approximately $11.5 million at May 31, 2005), of which EUR 2.7 million was considered as purchase price, was paid into escrow and will be released subject to certain milestones being met. In connection with the acquisition, the Company expensed costs of approximately $2.0 million, which includes $1.8 million related to the impairment of existing fixed and other assets as a result of the acquisition.

Using the results of an independent appraisal, the purchase price of $32.6 million has been allocated as follows: $21.1 million was allocated to purchased intangibles, to be amortized over 13 years, $3.4 million to customer relationships, to be amortized over 10 years, and $23.8 million to goodwill. In addition, the Company acquired tangible net assets of $5.7 million, assumed debt of $16.3 million and recorded a long-term deferred tax liability related to the acquired intangibles of $5.8 million. $714,000 was expensed for purchased in-process research and development. None of the goodwill is deductible for tax purposes. The results of operations of artus are included in the consolidated results for the Company from the date of acquisition.

Shenzhen PG Biotech Co. Ltd.

In the third quarter the Company obtained the right to acquire Shenzhen PG Biotech Co. Ltd. (PG Biotech). PG Biotech is a leading developer, manufacturer and supplier of polymerase chain reaction (PCR)-based molecular diagnostic kits in China. The acquisition will expand QIAGEN’s position as a leading provider of molecular diagnostics solutions to OEM partners and customers in the rapidly growing Asian markets. At December 31, 2005, the transaction was pending Chinese government approval and subject to customary closing conditions. The Company closed the transaction in February 2006.

Molecular Staging, Inc.

In September 2004, the Company completed the acquisition of key assets of Molecular Staging, Inc. (MSI), New Haven, Connecticut, USA. MSI had developed a range of proprietary products and services based on its Multiple Displacement Amplification (MDA) and Rolling Circle Amplification (RCA) technology. The key application of MDA is whole genome amplification (WGA) which is designed to eliminate limitations created by the scarce quantities of DNA samples available for customers to perform an increasing number of analyses. The technology portfolio acquired from MSI adds a new dimension of customer benefit and is in the Company’s core focus on pre-analytical solutions. The primary reason for the acquisition was to enable the Company to provide customers a solution for the limitations of scarce DNA samples. Following QIAGEN-based nucleic acid purification, WGA provides precise, complete and nearly unlimited copies of the entire genome and thereby creates a sufficient quantity of DNA from even the smallest amounts of starting material enabling a practically unlimited number of analyses. QIAGEN launched a series of kits integrating the newly acquired technology to address specific customer needs in early 2005.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The acquired business of MSI has been integrated into the Company’s operations in Germany. The results of operations are included in the consolidated results for the Company from the date of acquisition. The total cost of the acquisition was $28.5 million in cash and the Company incurred direct acquisition costs of $1.0 million. The Company agreed to pay additional potential earn-out amounts of up to $6.75 million based on revenue milestones in 2004 and 2005 of which the first milestone of $3.75 million was earned in 2004 and paid in February 2005 resulting in an increase to goodwill, and $1.2 million of the second milestone was earned and is accrued in the accompanying balance sheet at December 31, 2005. In connection with the acquisition, the Company expensed costs of approximately $2.1 million, which includes a $1.5 million charge to cost of sales related to inventory which will be replaced with products integrating the newly acquired technologies and a $572,000 charge to operating expenses related to the impairment of other assets as a result of the acquisition.

Using the results of an independent appraisal, the purchase price was allocated as follows: $1.2 million to license agreement, $13.0 million to developed technology (both to be amortized over 14 years), $100,000 to equipment acquired, and $19.2 million to goodwill, which is deductible for income tax purposes.

Other Acquisitions

During 2005, the Company completed five other acquisitions which were not significant to the overall consolidated financial statements. The aggregate purchase price of the 2005 acquisitions was $43.1 million. Pursuant to the purchase agreements, the Company could be required to make additional contingent cash payments totalling $27.2 million through 2009. Any contingent payments made will be accounted for as additions to the purchase price.

Using the results of independent appraisals, the purchase prices totaling $43.1 million have been allocated as follows: $21.9 million was allocated to purchased intangibles, to be amortized over lives up to 14 years, and $18.8 million to goodwill, $12.4 of which is deductible for tax purposes. In addition, the Company acquired tangible net assets of $3.3 million and expensed $2.5 million for purchased in-process research and development. The allocation of one of the acquisitions reflects the Company’s estimates of the purchase price allocation and will be revised at a later date. The results of operations of the acquired companies are included in the consolidated results for the Company from the date of acquisition.

As a result of the Company’s planned integration of one of the businesses, including the closure of an acquired facility as approved by the Supervisory Board, certain employees of the acquired company were terminated and relocation to the Company’s other sites was offered to the remaining employees. Accordingly, severance charges of approximately $1.0 million and lease and related costs of approximately $2.5 million have been accrued in the accompanying balance sheet as part of the preliminary purchase price allocation as of December 31, 2005.

Pro Forma Results

The following unaudited pro forma information assumes that the above acquisitions occurred at the beginning of the periods presented. For the years ended December 31, 2005 and 2004, pro forma net sales would have been $415.2 million and $400.6 million, pro forma net income would have been $63.4 million and $41.2 million, pro forma basic net income per common share would have been $0.43 and $0.28, and pro forma diluted net income per common share would have been $0.42 and $0.28, respectively. The pro forma data excludes the 2005 acquisition related costs including a $439,000 charge to cost of sales related to inventory, a $3.2 million charge, which includes $1.8 million related to the impairment of fixed and other assets as a result of the acquisitions and a $3.2 million charge for purchased in-process research and development. These unaudited pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisitions been in effect at the beginning of the periods presented, or of future results of the combined operations.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Disposal of Synthetic DNA Business Unit

In June 2004, the Company sold a significant portion of its synthetic DNA business unit to a group of investors, including a former member of management for $24.3 million, of which $17.8 million was paid in cash and the remainder is to be paid over a five year period ending in June 2009. The synthetic DNA business unit had operations located in the United States, Germany and Japan. The Company incurred a net loss related to the sale of such business of approximately $9.8 million, which was included in other miscellaneous expense in 2004. The net loss included net costs of $4.1 million on the transaction, severance costs of $2.7 million and lease termination and facility exit costs of $3.0 million.

5.	Relocation and Restructure

In line with the Company’s focus of streamlining and strengthening its operations, during 2004 the Company completed the realignment of certain operating functions, primarily in the United States, including the relocation of some of these functions to the Company’s North American Headquarters in Germantown, Maryland, which opened in 2002. In the second quarter of 2004 restructuring costs were incurred in connection with the sale of the majority of the Company’s synthetic DNA business unit. The Company expensed approximately $3.8 million of restructuring and relocation costs in 2004. These costs consisted primarily of relocation and severance costs of $2.5 million, lease and facility costs of $1.0 million, and other costs of $297,000. In 2003, the Company realigned research and development programs, discontinued certain product lines related to the microarray business and refocused resources dedicated to certain products. During 2003, the Company expensed costs incurred in connection with these activities of $5.1 million, consisting of $798,000 due to employee relocation and severance, $3.6 million related to inventory write-downs, $511,000 for investment write-off, and $190,000 related to lease and facility costs. These relocation and restructuring efforts were substantially completed at the end of 2004 at a total cost of approximately $8.9 million.

During December 2002, the Company decided to close the QIAGEN Genomics site in Bothell, Washington. As a result of the closure and related re-focus of this business, the Company expensed approximately $10.8 million in the fourth quarter of 2002. Relocation and restructure costs consisted of severance and other costs of $2.7 million, a non-cash write-off of facilities, equipment and other assets of $4.7 million and a non-cash write-off of intangible assets, including developed technology and goodwill, of $3.2 million. Additional costs in the first quarter of 2003 associated with the closure were approximately $1.6 million, primarily for lease termination. The closure and relocation was completed in the second quarter of 2003.

Changes in the relocation and restructure accrual for the years ended December 31, 2005 and 2004, including accruals for severance, lease termination and facility exit costs incurred in connection with the sale of the synthetic DNA business unit discussed in Note 4, are as follows:

	Accrual Balance 12/31/2004	Unused Amounts Reversed	Amounts Paid in Cash or Settled	Accrual Balance 12/31/2005
Relocation, severance and employee related	$983,000	$(88,000)	$(840,000)	$55,000
Lease and facility	1,785,000	(100,000)	(1,621,000)	64,000
Inventory	76,000	—	(76,000)	—
Other	70,000	—	(70,000)	—

	$2,914,000	$(188,000)	$(2,607,000)	$119,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Accrual Balance 12/31/2003	2004 Amounts Accrued	Amounts Paid in Cash or Settled	Accrual Balance 12/31/2004
Relocation, severance and employee related	$488,000	$3,358,000	$(2,863,000)	$983,000
Lease and facility	698,000	2,624,000	(1,537,000)	1,785,000
Inventory	324,000	132,000	(380,000)	76,000
Other	19,000	292,000	(241,000)	70,000

	$1,529,000	$6,406,000	$(5,021,000)	$2,914,000

6.	Variable Interest Entities

In December 2003, the Financial Accounting Standards Board (FASB) issued a revised Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities,” replacing the original interpretation issued in January 2003. This interpretation requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership.

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, for which neither joint venture partner is the primary beneficiary within the provisions of FIN 46. Thus, the investment continues to be accounted for under the equity method. QIAGEN AG has been a 50% joint venture partner in PreAnalytiX since November 1999, when the joint venture was formed. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, the Company’s maximum exposure to loss as a result of its involvement with PreAnalytiX is limited to the Company’s share of losses from the equity method investment itself. The joint venture entity, PreAnalytiX GmbH, is expected to report net profit beginning in 2006.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance), a company established for the purpose of issuing the Company’s convertible debt. In August 2004, the Company issued $150.0 million of 1.5% Senior Convertible Notes due in 2024 (the “Notes”) through QIAGEN Finance, and in turn the proceeds were loaned to subsidiaries within the consolidated QIAGEN N.V. group. QIAGEN N.V. has guaranteed the Notes, and has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. According to the provisions of FIN 46, QIAGEN Finance is a variable interest entity for which the Company is not the primary beneficiary, thus is not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance. QIAGEN N.V. accounts for its investment in QIAGEN Finance as an equity investment pursuant to APB No. 18, and accordingly records 100% of the profit or loss of QIAGEN Finance in the loss from equity method investees. At present, the Company’s maximum exposure to loss as a result of its involvement with QIAGEN Finance is limited to the Company’s share of losses from the equity method investment itself.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.	Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income” requires that comprehensive income, which is the total of net income and all other non-owner changes in equity, be displayed in the financial statements. The components of the Company’s comprehensive income or loss as presented in the Consolidated Statements of Shareholders’ Equity include net income, unrealized gains and losses from foreign currency translation, forward contracts and available-for-sale marketable securities. Deferred taxes on the unrealized gains and losses are not significant. The following table is a summary of the components of accumulated other comprehensive income:

	2005	2004
Net unrealized gain (loss) on marketable securities	$2,969,000	$(338,000)
Net unrealized gain (loss) on forward contracts net of tax of $902,000 in 2005	(1,872,000)	(500,000)
Foreign currency translation adjustments	15,851,000	41,513,000

Accumulated other comprehensive income	$16,948,000	$40,675,000

8.	Derivatives and Hedging

The Company accounts for its derivative instruments in accordance with SFAS No. 133 and related guidance which require that an entity recognize all derivatives as either assets or liabilities in the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change unless the derivative qualifies as an effective hedge that offsets certain exposures.

During 2004, the Company’s German and Swiss subsidiaries entered into forward arrangements which qualify for hedge accounting as cash flow hedges of foreign currency denominated liabilities. At December 31, 2005 and 2004, these forward contracts totaled $44.0 million as a hedge to currency risk on intercompany loans. The contracts mature in July 2011 and have fair market values at December 31, 2005 and 2004 of approximately $663,000 and $4.8 million, which is included in other long-term liabilities in the accompanying consolidated balance sheets. During 2005, the Company also entered into a forward arrangement which qualifies as a cash flow hedge of CND 9.0 million. This contract matures in February 2006 and has a fair market value of $377,000 at December 31, 2005, which is included in accrued and other liabilities at December 31, 2005. The gain or loss on the change in the fair values of the derivatives are included in earnings to the extent they offset the earnings impact of changes in the fair values of the hedged obligations. Any difference is deferred in accumulated comprehensive income, a component of shareholders’ equity. These contracts effectively fix the exchange rate at which the intercompany loans will be settled, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans. The Company has determined that no ineffectiveness exists related to these derivatives.

In the ordinary course of business, the Company purchases foreign currency exchange options to manage potential losses from foreign currency exposures. These options give the Company the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. The principal objective of such options is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize financial instruments for trading or other speculative purposes. At December 31, 2005 and 2004, the notional amounts of the Company’s foreign currency exchange options were $500,000, with a notional weighted average exchange rate of USD/EUR 1.21, and $1.5 million, with a notional weighted average exchange rate of USD/EUR 1.36, respectively. The option outstanding at December 31, 2005 expired in January 2006 and had a fair market value of approximately $1,000. The options outstanding at December 31, 2004 expired at various dates through February 2005 and had a fair market value of approximately $23,000. Gains or losses from changes in the fair market values are included in other miscellaneous income (expense), net.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.	Marketable Securities

At December 31, 2005, current marketable securities consist of auction rate debt securities, issued by state and local government sponsored agencies. While these securities have long term maturities, their interest rates are reset approximately every 7-28 days through an auction process. As a result, the interest income from these securities is subject to market risk since the rate is adjusted to accommodate market conditions on each reset date. However, since the interest rates are reflective of current market conditions, the fair value of these securities typically does not fluctuate from par or cost. These securities are classified as current assets in the accompanying consolidated balance sheets since the Company may sell the securities at its discretion on the auction day without penalty or loss of principal.

During 2005, the Company’s former cost-method investment in Coley Pharmaceutical Group, Inc. (CPG) was reclassified as a long-term marketable security upon CPG’s completed IPO. At December 31, 2005, the Company held 289,096 shares in CPG with a fair market value of $4.4 million and a cost of $1.4 million. The Company was restricted from selling the shares until February 2006. Long-term marketable securities are included in other long-term assets in the accompanying consolidated balance sheets.

At December 31, 2004, the Company held one investment with a fair market value of $30.2 million and cost of $30.5 million and believed that the decline in value was temporary since the investment had been in a loss position for less than 12 months, and the decline appeared to be the result of changing market rates and not related to any specific event. During 2005, the Company did not see improvement, therefore during the course of the year sold the entire investment, realizing a total loss of $507,000.

For the years ended December 31, 2005, 2004 and 2003, proceeds from sales of available-for-sale securities totaled $50.4 million, $14.9 million and $6.5 million, respectively, and, calculated on the specific identification method, realized losses during 2005 totaled $507,000 and realized gains during 2004 and 2003 totaled $481,000 and $201,000, respectively.

10.	Property, Plant and Equipment

Property, plant and equipment, including equipment under capital lease, are summarized as follows as of December 31, 2005 and 2004:

	Estimated useful life (in years)	2005	2004
Land	—	$12,013,000	$12,785,000
Buildings and improvements	1-40	157,893,000	169,009,000
Machinery and equipment	5-10	67,528,000	69,073,000
Computer software	1-5	23,650,000	23,329,000
Furniture and office equipment	2-10	33,914,000	37,026,000
Construction in progress	—	5,389,000	6,242,000

		300,387,000	317,464,000
Less: Accumulated depreciation and amortization		(105,188,000)	(100,356,000)

Property, plant and equipment, net		$195,199,000	$217,108,000

Amortization of assets reported under capital leases is included within accumulated depreciation and amortization above for the years ended December 31, 2005 and 2004, respectively. For the years ended December 31, 2005, 2004 and 2003 depreciation and amortization expense totaled $19.0 million, $20.2 million and $23.5 million, respectively. Repairs and maintenance expense was $4.0 million, $4.5 million and $5.2 million in fiscal years 2005, 2004 and 2003, respectively.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.	Investments

The Company has made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. A summary of these investments as of December 31, 2005 and 2004 is as follows:

Company	Ownership Percentage	Equity Investments As of December 31,		Share of income (loss) For the years ended December 31,
		2005	2004	2005	2004	2003
PreAnalytiX GmbH	50.00%	$883,000	$(1,836,000)	$(1,079,000)	$(2,312,000)	$(1,847,000)
QBM Cell Science	19.50%	$574,000	$571,000	$3,000	$18,000	$—
QIAGEN Finance	100.00%	$103,000	$176,000	$(73,000)	$51,000	$—

Company	Ownership Percentage	Cost Investment at December 31
		2005	2004
Coley Pharmaceutical Group, Inc	—	$—	$1,414,000
Operon Biotechnologies, Inc.	16.00%	$4,000,000	$4,000,000
Protedyne Corporation	5.18%	$2,121,000	$—

The method of accounting for an investment depends on the extent of the Company’s control. The Company monitors changes in circumstances that may require a reassessment of the level of control. The Company periodically reviews the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book value from the most recent financial statements. The Company has a .256% cost-method investment in Ingenium Biopharmaceutical AG and a 17.33% cost-method investment in Zeptosens AG which have been fully impaired.

12.	Intangible Assets

SFAS No. 142, “Goodwill and Other Intangible Assets” addresses how intangible assets should be accounted for upon their acquisition as well as how goodwill and other intangible assets should be accounted for after they have been initially recognized in the consolidated financial statements. Goodwill is assessed for impairment using a fair-value-based test annually or more frequently if events or circumstances indicate that impairment may have occurred. The Company performs its annual assessment of the fair value of goodwill and intangible assets during the fourth quarter and concluded that as of December 31, 2005 the Company had no impairment.

The following sets forth the acquired intangible assets by major asset class as of December 31, 2005 and December 31, 2004:

	Weighted Average Life	2005		2004
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	10.0 years	$30,025,000	$(8,488,000)	$20,780,000	$(6,438,000)
Developed technology	12.8 years	48,128,000	(4,862,000)	22,796,000	(2,380,000)
Customer base and Trademarks	9.8 years	10,226,000	(463,000)	—	—

		$88,379,000	$(13,813,000)	$43,576,000	$(8,818,000)

Unamortized Intangible Assets:
Goodwill		$93,914,000		$56,263,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in the carrying amount of goodwill, by geographical segment, for the years ended December 31, 2005 and 2004, are as follows:

	Norway	United States	Japan	Germany	Other Countries	Total
BALANCE AT DECEMBER 31, 2003	$24,659,000	$3,758,000	$1,340,000	$360,000	$—	$30,117,000
Goodwill acquired during the year	—	—	—	19,062,000	—	19,062,000
Adjustment to deferred taxes	1,490,000	1,720,000	—	—	—	3,210,000
Effect of foreign currency translation	2,251,000	—	65,000	1,558,000	—	3,874,000

BALANCE AT DECEMBER 31, 2004	28,400,000	5,478,000	1,405,000	20,980,000	—	56,263,000

Goodwill acquired during the year	—	11,534,000	—	24,402,000	6,873,000	42,809,000
Purchase adjustment for earn-out	—	—	—	1,271,000	—	1,271,000
Effect of foreign currency translation	(2,833,000)	—	(203,000)	(3,735,000)	342,000	(6,429,000)

BALANCE AT DECEMBER 31, 2005	$25,567,000	$17,012,000	$1,202,000	$42,918,000	$7,215,000	$93,914,000

Amortization expense on intangible assets totaled approximately $5.9 million, $2.5 million and $2.1 million, respectively, for the years ended December 31, 2005, 2004 and 2003. In connection with the acquisitions as more fully discussed in Note 4, $3.2 million of purchase price was allocated to in-process research and development and expensed during the year ended December 31, 2005.

Amortization of intangibles for the next five years is expected to be approximately:

Amortization
Years ended December 31:
2006	$7,468,000
2007	$7,466,000
2008	$7,351,000
2009	$6,975,000
2010	$6,406,000

In connection with the adoption of SFAS No. 142, intangibles are assessed for recoverability considering the contract life as well as the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets is evaluated periodically and adjusted, if necessary, if later events and circumstances indicate that a permanent decline in value below the current unamortized historical cost has occurred.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.	Income Taxes

The Company has recorded a net deferred tax liability of $786,000 and a net deferred tax asset of $1.8 million at December 31, 2005 and 2004, respectively.

The components of the net deferred tax (liability) asset at December 31, 2005 and 2004 are as follows:

	2005	2004
Deferred tax asset:
Allowance for bad debts	$690,000	$809,000
Bonus/commission accrual	220,000	151,000
Vacation accrual	319,000	296,000
Warranty accrual	244,000	186,000
Accrued liabilities	1,479,000	2,441,000
Depreciation and amortization	317,000	372,000
Tax credits	744,000	377,000
Net operating loss carryforward	6,610,000	6,400,000
Inventories	3,911,000	3,236,000
Deferred revenues	1,212,000	1,115,000
Capitalized start-up costs	1,214,000	1,796,000
Capital leases	623,000	632,000
Intangibles	3,311,000	—
United States state income taxes	383,000	118,000
Other	1,136,000	808,000
Valuation allowance	(1,105,000)	(1,029,000)

	21,308,000	17,708,000

Deferred tax liability:
Depreciation and amortization	(9,486,000)	(10,163,000)
Inventory	(407,000)	(683,000)
Accrued liabilities	(519,000)	(739,000)
Intangibles	(11,187,000)	(3,999,000)
United States state income taxes	(34,000)	(39,000)
Other	(461,000)	(324,000)

	(22,094,000)	(15,947,000)

Net deferred tax (liabilities) assets	$(786,000)	$1,761,000

The net deferred tax asset and liability are reflected on the Company’s consolidated balance sheets at December 31, 2005 and 2004 as follows:

	2005	2004
Current deferred tax asset	$11,617,000	$11,785,000
Current deferred tax liabilities	(1,179,000)	(2,766,000)
Non-current deferred tax asset	6,346,000	3,114,000
Non-current deferred tax liabilities	(17,570,000)	(10,372,000)

Net deferred tax (liabilities) assets	$(786,000)	$1,761,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2004, the Company had net operating loss (NOL) carryforwards in the U.S. of approximately $2.2 million, and state NOL carryforwards equal to approximately $2.3 million. There were no U.S. NOL carryforwards at December 31, 2005. As of December 31, 2005 and 2004, the Company had NOL carryforwards outside of the U.S. totaling approximately $21.4 million and $19.5 million, respectively. These NOLs were primarily generated from operating losses from the Company’s subsidiaries. A portion of these NOLs, approximately $5.5 million at December 31, 2005, expire in various years through 2015. The balance does not expire.

Deferred tax assets as of December 31, 2005 and 2004, relating primarily to net operating loss carryforwards have been reduced by a valuation allowance of approximately $1.1 million and $1.0 million, respectively, to a net amount that management believes is more likely than not to be realized. To the extent that future valuation allowances are required, the effect of the allowance will be recorded in the provision for income taxes in the period the determination is made.

The Company periodically performs a comprehensive review of its tax positions and accrues amounts for tax contingencies. Based upon these reviews, the status of ongoing tax audits, and the expiration of applicable statute of limitations, accruals are adjusted as necessary. The resolution of tax audits is unpredictable and could result in tax liabilities that are significantly different than that which has been estimated and accrued by the Company. Such amounts are included within taxes payable within the accompanying consolidated balance sheets.

Income before income taxes for the years ended December 31, 2005, 2004 and 2003 consisted of:

	Years Ended December 31,
	2005	2004	2003
United States pretax income	$29,217,000	$22,151,000	$24,253,000
Non-United States pretax income	68,047,000	50,536,000	43,002,000

	$97,264,000	$72,687,000	$67,255,000

The provisions for income taxes for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Years Ended December 31,
	2005	2004	2003
Current—United States federal taxes	$9,070,000	$7,957,000	$383,000
—United States state taxes	2,759,000	1,468,000	(522,000)
—Non-United States taxes	20,423,000	17,122,000	11,013,000

	32,252,000	26,547,000	10,874,000

Deferred—United States federal taxes	616,000	(1,325,000)	6,605,000
—United States state taxes	(304,000)	214,000	1,515,000
—Non-United States taxes	2,475,000	(1,454,000)	5,411,000

	2,787,000	(2,565,000)	13,531,000

Total provision for income taxes	$35,039,000	$23,982,000	$24,405,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Differences between the provision for income taxes and income taxes at the United States statutory federal income tax rate for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Years Ended December 31,
	2005		2004		2003
	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes at United States statutory federal rate	$34,043,000	35.0%	$25,440,000	35.0%	$22,867,000	34.0%
United States state income taxes, net of federal income tax effect	1,470,000	1.5	1,307,000	1.8	783,000	1.2
Non-United States taxes at rates greater than United States statutory federal rate	(919,000)	(0.9)	(1,534,000)	(2.1)	1,793,000	2.7
Benefit from facility closure	—	—	—	—	(1,985,000)	(3.0)
Other items, net	445,000	0.5	(1,231,000)	(1.7)	947,000	1.4

Total provision for income taxes	$35,039,000	36.1%	$23,982,000	33.0%	$24,405,000	36.3%

14.	Accrued and Other Liabilities

Accrued and other liabilities at December 31, 2005 and 2004 consist of the following:

	2005	2004
Royalties	$9,045,000	$6,754,000
Payroll and related accruals	12,691,000	9,734,000
Deferred revenue	4,557,000	5,881,000
Sales and other taxes	4,056,000	1,200,000
Acquisition and related costs	5,203,000	4,007,000
Accrued interest on long-term debt, due to QIAGEN Finance	3,410,000	2,410,000
Professional and other fees	2,888,000	1,845,000
Warranty	1,332,000	1,229,000
Relocation and restructuring costs	119,000	2,914,000
Other	9,406,000	10,905,000

Total accrued liabilities	$52,707,000	$46,879,000

15.	Lines of Credit and Debt

The Company has five separate lines of credit amounting to $11.0 million, with interest rates ranging from 4.92% to 7.25%, none of which was utilized at December 31, 2005 and 2004. There were no short-term borrowings outstanding at December 31, 2005 and 2004.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt consists of the following:

	2005	2004
EUR 40.0 million note payable bearing interest at EURIBOR plus 0.75% (2.40% and 2.13% at December 31, 2005 and 2004, respectively), payment of EUR 5.0 million (approximately $5.9 million at December 31, 2005) due annually through June 2011	$41,447,000	$54,152,000
EUR 5.0 million note payable bearing interest at EURIBOR plus 0.75%, payment of EUR 5.0 million due in June 2008	5,921,000	—
Notes payable bearing interest at an effective rate of 1.95% due in one payment of $150,000,000 in August 2011	150,000,000	150,000,000

Total long-term debt	197,368,000	204,152,000
Less current portion	5,921,000	6,769,000

Long-term portion	$191,447,000	$197,383,000

The loan agreement related to the note payable of EUR 40.0 million contains certain financial and non-financial covenants, including but not limited to restrictions on the encumbrance of land, restrictions on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at December 31, 2005 and 2004.

In August 2004, the Company completed the sale of $150.0 million principal amount of 1.50% convertible unsubordinated notes (Notes) due 2024, through its unconsolidated subsidiary QIAGEN Finance. The net proceeds of the Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland. At December 31, 2004, $150.0 million is included in long-term debt for the amount of Note proceeds payable to QIAGEN Finance. These long-term notes payable to QIAGEN Finance have an effective interest rate of 1.95% and are due in August 2011. Interest on the Notes is payable semi-annually in February and August. The Notes were issued at 100% of principal value, and are convertible into 11.9 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. The Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after 7 years, at 100% of the principal amount provided the actual trading price of our common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the Notes may require QIAGEN to repurchase all or a portion of the Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the Notes at December 31, 2005 was approximately $162.8 million. The Company has reserved the 11.9 million shares of common stock for issuance in the event of conversion.

Future principal maturities of long-term debt as of December 31, 2005 are as follows:

Year ending December 31,
2006	$5,921,000
2007	5,921,000
2008	11,842,000
2009	5,921,000
2010	5,921,000
Thereafter	161,842,000

$197,368,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest expense on long-term debt was $3.8 million, $3.8 million and $3.1 million for the years ended December 31, 2005, 2004 and 2003, respectively.

16.	Stock Options

During 2005, the Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan). The Plan allows for the granting of stock rights, incentive stock options, as well as for non-qualified options, stock grants and stock based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, the options granted prior to October 2004 vest over a three-year period. During 2004 and 2005 the Company accelerated the vesting of certain options, as discussed in Note 2. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date all grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. The Company has approximately 19.3 million shares of common stock reserved and available for issuance under this plan at December 31, 2005.

Information regarding the Plan as of December 31, 2003, 2004 and 2005, and changes during the years then ended is summarized as follows:

	Option Shares	Weighted Average Exercise Price
December 31, 2002	11,258,780	$13.88

Granted	3,347,097	$8.91
Exercised	(375,508)	$5.64
Forfeited	(874,369)	$7.53

December 31, 2003	13,356,000	$12.62

Granted	2,193,500	$11.43
Exercised	(802,689)	$6.44
Forfeited	(1,699,072)	$15.92

December 31, 2004	13,047,739	$12.36

Granted	2,749,456	$12.04
Exercised	(1,435,657)	$5.62
Forfeited	(776,243)	$16.55

December 31, 2005	13,585,295	$12.75

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2005, 2004 and 2003, options were exercisable with respect to 13.4 million, 9.5 million and 6.8 million common shares at a weighted average price of $12.81, $13.39 and $14.83 per share, respectively. The options outstanding at December 31, 2005 expire in various years through 2015. Information about stock options outstanding at December 31, 2005 is summarized as follows:

Range of Exercise Prices	Weighted Number Outstanding at 12/31/05	Weighted Average Remaining Contract Life	Weighted Average Exercise Price	Number Exercisable at 12/31/05	Weighted Average Exercise Price
$ 1.060 - $ 5.625	1,523,695	4.13 Years	$4.263	1,523,695	$4.263
$ 5.670 - $ 6.910	1,389,004	6.62 Years	$6.164	1,318,854	$6.179
$ 7.531 - $ 9.055	1,357,593	4.91 Years	$8.665	1,323,695	$8.672
$ 9.156 - $10.430	1,396,526	7.70 Years	$10.133	1,290,440	$10.178
$10.610 - $11.750	1,439,789	8.84 Years	$11.318	1,430,685	$11.323
$11.850 - $12.470	1,370,867	9.25 Years	$11.984	1,370,867	$11.984
$12.510 - $13.280	1,405,394	8.64 Years	$12.858	1,405,394	$12.858
$13.310 - $15.480	1,400,287	6.55 Years	$14.940	1,400,287	$14.940
$16.750 - $22.050	1,366,145	5.28 Years	$19.554	1,366,145	$19.554
$24.650 - $49.750	935,995	4.65 Years	$36.146	935,995	$36.146

$ 1.060 - $49.750	13,585,295	6.71 Years	$12.732	13,366,057	$12.805

During the fourth quarters of 2005 and 2004, and considering the new accounting implications of SFAS No. 123 (revised 2004) “Share-based Payment” (SFAS No. 123R), the Company accelerated the vesting of 1.2 million and 829,000 stock options, respectively. The 2005 acceleration applied to certain in-the-money options and to options held by Supervisory and Managing Board members. Under the accounting guidance of APB 25 and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation—An Interpretation of APB Opinion No. 25”, the 2005 acceleration of vesting did not result in any compensation expense as these options, after applying an estimate of the termination of services, had a de minimis intrinsic value. The 2004 acceleration applied to stock options that had a price greater than or equal to the fair market value of the Company’s common shares (out-of-the-money) as of the close of day that the plan was approved by the Supervisory Board, or $10.62. The accelerated options were given a sales restriction, such that any shares held through the exercise of an accelerated option could not be sold, prior to the original vesting date. Under the accounting guidance of APB 25, the 2004 acceleration of vesting did not result in any compensation expense as these options had no intrinsic value. The accelerations, however, will allow the Company to avoid recording approximately $2.8 million, after tax, of future compensation expense that would have been required to be recognized under SFAS No. 123R. Upon adoption of SFAS No. 123R on January 1, 2006, the Company will not have any stock-based compensation expense from these accelerated options. The Supervisory Board took the action based on its belief that it is in the best interest of the Company’s shareholders and the Company as it will reduce reported compensation expense in future periods. The Company has worked with equity based compensation plan experts to evaluate its stock-based compensation plans and incentive strategies in light of the provisions of SFAS No. 123R. The Company’s aim is to implement an equity based compensation plan structure that will give employees a long-term incentive arrangement while minimizing compensation expense.

17.	Commitments and Contingencies

Lease Commitments

The Company leases facilities and equipment under operating lease arrangements expiring in various years through 2018. Certain facility and equipment leases constitute capital leases. The accompanying consolidated financial statements include the assets and liabilities arising from these capital lease obligations.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Minimum future obligations under capital and operating leases at December 31, 2005 are as follows:

	Capital Leases	Operating Leases
2006	$1,466,000	$6,708,000
2007	1,329,000	5,517,000
2008	1,329,000	4,564,000
2009	1,328,000	2,925,000
2010	1,328,000	2,561,000
Thereafter	10,627,000	3,551,000

	17,407,000	$25,826,000

Less: Amount representing interest	(5,311,000)

	12,096,000
Less: Current portion	(995,000)

	$11,101,000

Rent expense under noncancelable operating lease agreements was $7.5 million, $7.5 million and $6.5 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Licensing and Purchase Commitments

The Company has licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to 20 percent of covered products. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of $9.0 million and $6.8 million at December 31, 2005 and 2004, respectively. Royalty expense relating to these agreements amounted to $21.8 million, $20.9 million and $17.4 million for the years ended December 31, 2005, 2004 and 2003, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

At December 31, 2005, the Company had commitments with several vendors to purchase certain products during 2006, 2007, 2008, 2009 and 2010 totaling approximately $11.5 million, $1.8 million, $1.3 million, $154,000 and $154,000, respectively.

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, as discussed more fully in Note 4, the Company could be required to make additional contingent cash payments totaling up to $27.2 million based on the achievement of certain revenue and operating results milestones as follows: $8.2 million in 2006, $9.0 million in 2007, $5.0 million in 2008, and $4.0 million payable in any 12 month period from now until 2010 if revenues exceed a certain amount and $1.0 million payable upon the grant of certain patent rights. Any contingent payments made will be accounted for as additions to the purchase price.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employment Agreements

Certain of our executive employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined, or if the executive is terminated for reasons other than cause, as defined in those agreements. At December 31, 2005, the Company’s commitment under these agreements totaled $10.9 million.

Contingencies

From time to time the Company may be party to legal proceedings incidental to its business. As of December 31, 2005 and 2004, certain claims, suits or complaints arising out of the normal course of business have been filed or were pending against the Company. Although it is not possible to predict the outcome of such litigation, based on the facts known to the Company and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on its financial position or results of operations.

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third party rights. The Company provides for estimated warranty costs at the time of the product sale. The Company believes its warranty reserve as of December 31, 2005 appropriately reflects the estimated cost of such warranty obligations.

18.	Employee Benefit Plans

The Company established the QIAGEN North America, Inc. 401(k) Plan (the Plan) to provide retirement benefits to all eligible employees within the U.S. Matching contributions and profit sharing contributions may be made to the Plan at the discretion of the Supervisory Board. In 2005, 2004 and 2003, total matching contributions to the Plan were approximately $782,000, $556,000 and $852,000, respectively.

QIAGEN Operon, a subsidiary in our synthetic DNA business unit which was sold during 2004, adopted a defined contribution plan effective January 1, 1994, benefiting substantially all QIAGEN Operon employees. QIAGEN Operon made matching contributions at the discretion of the Supervisory Board. In 2004 and 2003 matching contributions to the plan totaled approximately $127,000 and $215,000, respectively.

During 2003, QIAGEN GmbH established a defined contribution plan for certain executives. The Company makes matching contributions up to an established maximum. In both 2005 and 2004, matching contributions to the plan totaled approximately $82,000.

Certain subsidiaries of the Company also have retirement or termination plans. The present value of the future obligations of $1.3 million have been accrued in the accompanying consolidated financial statements at December 31, 2005 and 2004.

19.	Related Party Transactions

From time to time, the Company has transactions with companies in which the Company holds an interest all of which are individually and in sum immaterial except for certain transactions with the joint venture PreAnalytiX, Operon Biotechnologies, Inc. and QIAGEN Finance.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, which is accounted for under the equity method. During 2005, the loans of both joint venture partners were converted to additional capital and each joint venture partner made an additional investment of approximately $2.9 million. Amounts due to/from PreAnalytiX at year end are summarized as follows:

	As of December 31,
	2005	2004
Loan receivable	$—	$5,192,000
Accounts receivable	$359,000	$5,869,000
Accounts payable	$960,000	$114,000

In 2004, the Company sold a significant portion of its synthetic DNA business unit to Operon Biotechnologies, Inc. (OBI) and agreed to provide certain transition services for a period of six months. The Company also has a Manufacturing and Supply Agreement with OBI, wherein QIAGEN granted to OBI an exclusive license to manufacture and supply certain RNA products to the Company. At December 31, 2005, the Company had prepaid amounts of $2.0 million related to orders placed under this agreement. During the years ended December 31, 2005 and 2004, the Company had sales to OBI of $645,000 and $5.9 million, respectively. As of December 31, 2005 and 2004, the Company had a loan receivable from OBI of $6.3 million and $7.7 million, accounts receivable from OBI of $35,000 and $905,000, and accounts payable to OBI of $265,000 and $510,000, respectively.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance), a company established for the purpose of issuing the Company’s convertible debt. As discussed in Note 6, QIAGEN Finance is a variable interest entity with no primary beneficiary, thus is not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance. As of December 31, 2005 and 2004, the Company had a loan payable to QIAGEN Finance of $150.0 million, amounts due to QIAGEN Finance of $3.4 million and accounts receivable from QIAGEN Finance of $2.4 million and $2.5 million, respectively.

In 2004 QIAGEN entered into a consulting agreement with Dr. Metin Colpan, the Company’s former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan shall be paid a fee of EUR 2,750 per day for consulting services. During 2005 and 2004 the Company paid approximately $447,000 and $509,000, respectively, to Dr. Colpan for scientific consulting services under this agreement.

20.	Segment and Related Information

The Company operates exclusively in the life sciences industry generating revenue from the sale of products and services primarily for the separation and purification of nucleic acids (DNA/RNA). In addition, the Company markets synthetic nucleic acids (RNAi products) and sells and/or licenses technologies to others. Reportable segments are based on the geographic locations of the subsidiaries. The reportable segments derive revenues from all of the Company’s product and service offerings. It is not practicable to provide a detail of revenues for each group of similar products and services offered by the Company.

The Company’s reportable segments include the Company’s production and manufacturing facilities in Germany, the United States, Switzerland and Norway, and distribution subsidiaries in the United States, Switzerland, Japan, the United Kingdom and Other Countries (consisting of the Company’s subsidiaries in Canada, France, Australia, Italy, The Netherlands, China, Malaysia and Austria). The Company’s holding company is located in The Netherlands.

The Company evaluates performance based on several factors, of which the primary financial measure is operating income. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2 of the Notes to Consolidated Financial Statements.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized financial information concerning the Company’s reportable segments is shown in the following tables:

	2005	2004	2003
Net Sales
Germany	$187,381,000	$163,841,000	$153,143,000
United States	268,684,000	271,107,000	261,366,000
Switzerland	36,957,000	37,936,000	34,916,000
Japan	34,733,000	41,563,000	46,839,000
United Kingdom	32,752,000	31,511,000	24,651,000
Norway	95,000	100,000	1,974,000
Other Countries	74,153,000	55,857,000	46,172,000

Subtotal	634,755,000	601,915,000	569,061,000
Intersegment Elimination	(236,360,000)	(221,286,000)	(217,657,000)

Total	$398,395,000	$380,629,000	$351,404,000

Net sales are attributed to countries based on the location of the Company’s subsidiary. During 2005, 2004 and 2003, no single customer represented more than ten percent of consolidated net sales. United States export sales did not exceed ten percent of consolidated net sales during fiscal 2005, 2004 or 2003.

	2005	2004	2003
Intersegment Sales
Germany	$(107,882,000)	$(90,220,000)	$(82,639,000)
United States	(103,319,000)	(103,740,000)	(106,980,000)
Switzerland	(25,058,000)	(24,592,000)	(19,676,000)
Japan	—	(2,596,000)	(6,293,000)
Norway	(1,000)	(68,000)	(1,811,000)
Other Countries	(100,000)	(70,000)	(258,000)

Total	$(236,360,000)	$(221,286,000)	$(217,657,000)

All intersegment sales are accounted for by a formula based on local list prices and manufacturing costs and eliminated in consolidation.

	2005	2004	2003
Operating Income (Loss)
Germany	$43,279,000	$28,670,000	$22,355,000
United States	31,830,000	36,473,000	32,641,000
Switzerland	(305,000)	1,492,000	(798,000)
Japan	7,214,000	8,206,000	8,432,000
United Kingdom	6,192,000	6,348,000	3,967,000
Norway	(1,715,000)	(2,577,000)	(2,623,000)
Other Countries	13,892,000	9,620,000	6,932,000
The Netherlands	(3,959,000)	(3,455,000)	(3,047,000)

Subtotal	96,428,000	84,777,000	67,859,000
Intersegment elimination	(1,591,000)	(637,000)	1,030,000

Total	$94,837,000	$84,140,000	$68,889,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Netherlands component of operating income (loss) is primarily general and administrative expenses. The intersegment elimination represents the elimination of intercompany profit.

	2005	2004	2003
Depreciation and Amortization
Germany	$12,706,000	$11,331,000	$12,158,000
United States	6,216,000	7,506,000	9,719,000
Switzerland	1,753,000	1,680,000	1,524,000
Japan	158,000	393,000	592,000
United Kingdom	242,000	271,000	242,000
Norway	871,000	702,000	767,000
Other Countries	1,885,000	398,000	398,000
The Netherlands	1,124,000	680,000	388,000

Total	$24,955,000	$22,961,000	$25,788,000

	2005	2004
Assets
Germany	$360,803,000	$274,158,000
United States	264,198,000	229,720,000
Switzerland	77,916,000	82,767,000
Japan	22,784,000	27,098,000
United Kingdom	12,697,000	13,023,000
Norway	32,498,000	41,373,000
Other Countries	58,853,000	29,340,000
The Netherlands	254,493,000	257,935,000

Subtotal	1,084,242,000	955,414,000
Intersegment Elimination	(318,944,000)	(240,815,000)

Total	$765,298,000	$714,599,000

Assets of The Netherlands include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

At December 31, 2005 and 2004, for Switzerland, the net investment in equity method investees was $883,000 and a negative investment of $7.0 million, respectively. The Netherlands had a net investment in equity method investees of $677,000 and $747,000 as of December 31, 2005 and 2004, respectively.

	2005	2004	2003
Capital Expenditures
Germany	$8,093,000	$8,048,000	$6,816,000
United States	3,199,000	2,580,000	8,374,000
Switzerland	1,468,000	1,040,000	1,356,000
Japan	91,000	192,000	548,000
United Kingdom	202,000	84,000	1,496,000
Norway	1,000	10,000	102,000
Other Countries	662,000	639,000	518,000
The Netherlands	12,000	28,000	348,000

Total	$13,728,000	$12,621,000	$19,558,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2005	2004
Long-Lived Assets
Germany	$201,879,000	$174,374,000
United States	117,106,000	93,242,000
Switzerland	8,884,000	9,719,000
Japan	1,992,000	2,384,000
United Kingdom	1,065,000	1,226,000
Norway	28,551,000	32,581,000
Other Countries	17,908,000	1,166,000
The Netherlands	11,310,000	9,709,000

Total	$388,695,000	$324,401,000

SCHEDULE II

QIAGEN N.V. AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	Balance at Beginning of Year	Foreign Exchange and Other	Provision Charged to Expense	Write-Offs	Balance at End of Year
Year Ended December 31, 2003:
Allowance for doubtful accounts	$2,440,000	$206,000	$1,700,000	$(1,300,000)	$3,046,000

Year Ended December 31, 2004:
Allowance for doubtful accounts	$3,046,000	$(144,000)	$128,000	$(383,000)	$2,647,000

Year Ended December 31, 2005:
Allowance for doubtful accounts	$2,647,000	$307,000	$54,000	$(620,000)	$2,388,000

Exhibit 8.1

LIST OF SUBSIDIARIES

The following is a list of the Registrant’s subsidiaries as of December 31, 2005, other than certain subsidiaries that did not in the aggregate constitute a significant subsidiary.

Name	Jurisdiction of Incorporation
QIAGEN AG	Switzerland
QIAGEN AS	Norway
QIAGEN GmbH	Germany
QIAGEN, Inc.	California
QIAGEN K.K.	Japan
QIAGEN Ltd.	England
QIAGEN North American Holdings, Inc.	California
QIAGEN Instruments AG	Switzerland
QIAGEN Sciences, Inc.	Maryland

Exhibit 12.1

CERTIFICATION UNDER SECTION 302

I, Peer M. Schatz, certify that:

1.	I have reviewed this annual report on Form 20-F of QIAGEN N.V;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: March 31, 2006

/s/ Peer M. Schatz
Peer M. Schatz
Managing Director and Chief Executive Officer

Exhibit 12.2

CERTIFICATION UNDER SECTION 302

I, Roland Sackers, certify that:

1.	I have reviewed this annual report on Form 20-F of QIAGEN N.V;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: March 31, 2006

/s/ Roland Sackers
Roland Sackers
Deputy Managing Director and Chief Financial Officer

Exhibit 13.1

CERTIFICATIONS UNDER SECTION 906

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of QIAGEN N.V., does hereby certify, to such officer’s knowledge, that:

The Annual Report for the year ended December 31, 2005 (the “Form 20-F”) of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and the information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 31, 2006	/s/ Peer M. Schatz
Peer M. Schatz Managing Director and Chief Executive Officer

Dated: March 31, 2006	/s/ Roland Sackers
Roland Sackers Deputy Managing Director and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-7166, 333-107491, 333-12372 and 333-127393) pertaining to the QIAGEN N.V. 1996 Employee, Director and Consultant Stock Option Plan and the QIAGEN N.V. Amended and Restated 2005 Stock Plan of our report dated March 27, 2006, with respect to the consolidated financial statements and schedule of QIAGEN N.V. included in the Annual Report (Form 20-F) for the year ended December 31, 2005.

/s/ Ernst & Young LLP

McLean, Virginia

March 29, 2006

QIAGEN N.V.

Corporate Governance

Corporate Governance

Corporate Governance

DECLARATION OF COMPLIANCE OF QIAGEN N.V. REGARDING THE GERMAN CORPORATE GOVERNANCE CODE

In QIAGEN’s 2001 Annual Report, the Management Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose in QIAGEN’s future Annual Reports the Company’s compliance with the German Corporate Governance Code pursuant to §161 of the German Stock Corporation Law (AktG) or state the deviations recorded in the period. QIAGEN N.V. is a company organized under the laws of the Netherlands and subject to laws, rules and regulations in the Netherlands. As such, QIAGEN’s compliance with the German Corporate Governance Code is dependent on such code’s compatibility with these foreign laws, rules, regulations and customs, which QIAGEN is subject to. QIAGEN hereby declares compliance with the German Corporate Governance Code and Declaration on Corporate Governance with the following exceptions:

1. ITEM 2.2.1 PARAGRAPH 1

The Management Board submits to the General Meeting the Annual Financial Statements and the Consolidated Financial Statements. The General Meeting resolves on the appropriation of net income and the discharge of the acts of the Management Board and of the Supervisory Board. It elects the shareholders’ representatives to the Supervisory Board and, as a rule, the auditors.

Under Netherlands law, there are no specific requirements with respect to shareholders’ representatives in the Supervisory Board. According to the Dutch Corporate Governance Code (the “Dutch Code”), the composition of the Supervisory Board shall be such that the members are able to act critically and independently of one another and the Management Board and any particular interests. A member of the Supervisory Board shall be deemed not to be independent if he or she, amongst other things, holds at least ten percent of the shares in the company.

2. ITEM 2.2.1 PARAGRAPH 2

Furthermore, the General Meeting resolves on the Articles of Association, the purpose of the company, amendments to the Articles of Association and essential corporate measures such as, in particular, inter-company agreements and transformations, the issuing of new shares and, in particular, of convertible bonds and bonds with warrants, and the authorization to purchase own shares.

Pursuant to QIAGEN’s Articles of Association and as customary for a Dutch company, the Supervisory Board shall have the power to resolve upon the issue of shares and to determine the price and further terms and conditions of such share issue, if and in so far as the Supervisory Board has been designated by the General Meeting of shareholders, hereinafter referred to as the General Meeting, as the authorized „orgaan” (corporate body) for this purpose. At the General Meeting of shareholders in 2004, the Supervisory Board was authorized to do so for a period of five years.

3. ITEM 2.2.2

When new shares are issued, shareholders, in principle, have pre-emptive rights corresponding to their share of the equity capital.

Pursuant to QIAGEN’s Articles of Association and as customary for a Dutch company, the Supervisory Board shall have the power to limit or exclude any pre-emptive rights to which shareholders shall be entitled, but only if and in so far as it has been granted such authority by the General Meeting, and provided further that the Supervisory Board can only exercise such authority if at that time it also has authority to resolve upon the issue of shares. At the General Meeting of shareholders in 2004, the Supervisory Board was granted such authority for a period of five years.

4. ITEM 2.3.3

The company shall facilitate the personal exercising of shareholders’ voting rights. The company shall also assist the shareholders in the use of proxies. The Management Board shall arrange for the appointment of a representative to exercise shareholders’ voting rights in accordance with instructions; this representative should also be reachable during the General Meeting.

In the 2005 General Meeting of shareholders the shareholders were able to issue their voting rights by giving a proxy to QIAGEN’s counsel.

5. ITEM 3.7

In the event of a takeover offer, the Management Board and Supervisory Board of the target company must submit a statement of their reasoned position so that the shareholders can make an informed decision on the offer. After the announcement of a takeover offer, the Management Board may not take any actions outside the ordinary course of business that could prevent the success of the offer unless the Management Board has been authorized by the General Meeting or the Supervisory Board has given its approval. In making their decisions, the Management and Supervisory Boards are obliged to act in the best interests of the shareholders and of the enterprise. In appropriate cases the Management Board should convene an extraordinary General Meeting at which shareholders discuss the takeover offer and may decide on corporate actions.

In the “Declaration on Corporate Governance” the following was declared: “In the event of a takeover offer, Signatories undertake to convene wherever possible an extraordinary General Meeting, at which shareholders may discuss the takeover, offer and may decide on corporate actions. In the event of a takeover offer, foreign companies signatory to this Declaration undertake to publish on the internet, in the same place as their corporate Governance Guidelines, what actions they are going to take as applicable in the laws governing in their respective jurisdiction.”

6. ITEM 4.2.3 PARAGRAPH 2

In particular, company stocks with a multi-year blocking period, stock options or comparable instruments (e.g. phantom stocks) serve as variable compensation components with long-term incentive effect and risk elements. Stock options and comparable instruments shall be related to demanding, relevant comparison parameters. Changing such performance targets or comparison parameters retroactively shall be excluded. For extraordinary, unforeseen developments a possibility of limitation (Cap) shall be agreed for by the Supervisory Board.

From time to time the members of our Managing Board are granted options to acquire QIAGEN common shares with an exercise price that is higher than the market price as of the grant (as determined by reference to an organized trading market or association). Since the holder cannot realize any value from these options unless the value of the company’s common shares is increased above the exercise price, increasing shareholder value in that quantifiable manner is the “performance criteria” that must be fulfilled for these options. Prior to June 2005, options became exercisable in three equal installments on the first, second and third anniversaries of the date on which the option is granted. During 2005 the vesting of certain stock options of the Managing Board was accelerated. The accelerated options were given a sales restriction, such that any shares held through the exercise of an accelerated option could not be sold prior to the original vesting date. The Supervisory Board took the action based on its belief that it is in the best interest of our shareholders and QIAGEN as it will reduce reported compensation expense in future periods. We have worked with equity based compensation plan experts to evaluate our stock-based compensation plans and incentive strategies in light of the provisions of International Financial Reporting Standard No. 2 “Share Based Payment” and Statement of Financial Accounting Standard No. 123R “Accounting for Stock-Based Compensation”. Our aim is to implement an equity based compensation plan structure that will give employees a long-term incentive arrangement while minimizing compensation expense.

7. ITEM 4.2.3 PARAGRAPH 3

The salient points of the compensation system and the concrete form of a stock options scheme or comparable instruments for components with long-term incentive effect and risk elements shall be published on the company’s website in plainly understandable form and be detailed in the annual report. This shall include information on the value of stock options.

Information on Stock Options and the Stock Option Plan is given in QIAGEN’s Annual Report. Since February 2004 the Stock Option Plan has been published on QIAGEN’s website. In QIAGEN’s annual General Meeting 2004, the General Meeting adopted the Remuneration Policy for the members of the Managing Board. QIAGEN’s Remuneration Report is published on QIAGEN’s website.

8. ITEM 5.1.2 PARAGRAPH 1

The Supervisory Board appoints and dismisses the members of the Management Board. Together with the Management Board, it ensures that there is long-term successor planning. The Supervisory Board may delegate preparations for the appointment of members of the Management Board to a committee, which also determines the conditions of the employment contracts including compensation.

Pursuant to QIAGEN’s Articles of Association and as customary for a Dutch corporation the Managing Directors shall be appointed by the General Meeting after the joint meeting of the Supervisory Board and the Managing Board– hereinafter referred to as: the „Joint Meeting” – has made a binding

Corporate Governance

nomination for each vacancy. According to the Dutch Corporate Governance Code, the Selection and Appointment Committee of the Supervisory Board is responsible for the preparation and selection criteria and appointment procedures for the members of the Management Board.

9. ITEM 5.4.3 PARAGRAPH 1

Elections to the Supervisory Board shall be made on an individual basis.

Pursuant to QIAGEN’s Articles of Association the members of our Supervisory Board stand for election every year. This is different to German Stock Corporations, where members of the Supervisory Board are appointed for a period of up to five years. Due to this difference between German and Dutch corporate law we consider the election of Supervisory Board Members on an individual basis as not appropriate for QIAGEN.

10. ITEM 6.2

As soon as the company becomes aware of the fact that an individual acquires, exceeds or falls short of 5, 10, 25, 50 or 75% of the voting rights in the company by means of a purchase, sale or any other manner, the Management Board will disclose this fact without delay.

QIAGEN is organized under the laws of the Netherlands and as such, its shareholders and the Company are not subject to § 21, 22 of the German Wertpapierhandelsgesetz which regulates such reporting requirements. Under the Dutch 1996 Act on the Disclosure of Holding in Listed Companies (the „1996 Disclosure Act”) any person who, directly or indirectly, acquires or disposes of an interest or a potential interest (which includes convertible bonds) in the capital or the voting rights of a public limited liability company incorporated under Dutch law with an official listing on a stock exchange within the European Economic Area, including the Prime Standard trading segment of the Frankfurt Stock Exchange, must immediately give written notice to the company and the Netherlands Authority for the Financial Markets („AFM”) if, as a result of such acquisition or disposal, the percentage of our capital or voting rights held by such person falls within another percentage range as compared to the percentage range applicable to the rights held by such person previously. The percentage ranges referred to in the 1996 Disclosure Act are 0-5%, 5-10%, 10-25%, 25-50%, 50-66 2/3% and over 66 2/3%.

On July 3, 2003, a draft bill to amend the 1996 Disclosure Act was submitted to the Second Chamber of the Dutch Parliament. According to the Explanatory Notes to the proposed bill, it is anticipated that the following percentage ranges will be introduced: 0%- 5%, 5% - 10%, 10% - 15%, 15% 20%, 20%- 25%, 25% - 30%, 30%-50%, 50%-70% and above 70%.

The AFM will publish all disclosures made public by means of an advertisement in a newspaper distributed throughout The Netherlands as well as on its public website (www.afm.nl).

United States shareholders holding over 5% of QIAGEN’s shares are required to submit filings under Schedules 13D or 13G. In addition, United States institutional investment managers having equity assets under management of $100 million or more are required to file a Form 13F on a quarterly basis with the SEC listing the shares over which they have control. QIAGEN discloses any relevant information from these sources in its Annual Report on Form 20-F.

11. ITEM 6.5

Any information which the company discloses abroad in line with corresponding capital market law provisions shall also be disclosed domestically without delay.

QIAGEN, from time to time, makes filings with the Authority for Financial Markets in the Netherlands, the Securities and Exchange Commission in the United States of America and regulatory bodies in Germany. These links are also available on QIAGEN’s website:

http://www.QIAGEN.com

http://www.autoriteit-fm.nl

http://www.SEC.gov

12. ITEM 7.1.1 LAST SENTENCE

For corporate law purposes (calculation of dividend, shareholder protection), Annual Financial Statements will be prepared according to national regulations (German Commercial Code), which also form the basis for taxation.

As QIAGEN is a limited liability company organized under the laws of the Netherlands for corporate law purposes (calculation of dividend, shareholder protection), the Annual Financial Statements will be prepared according to IFRS.

The Dutch Corporate Governance Code

In The Netherlands, a Dutch Corporate Governance Code (the “Code”) became effective as of January 1, 2004. The Code is applicable to QIAGEN, as it is a public company with a registered seat in The Netherlands. The Code contains a set of principles and a number of best practice provisions, creating a set of standards, governing the conduct of Managing Board and Supervisory Board members and shareholders.

QIAGEN recognizes the importance of clear and straightforward rules on corporate governance and, where appropriate, has adapted its internal organization to these new rules.

CORPORATE STRUCTURE

QIAGEN is a ‘naamloze vennootschap’ (nv), a Dutch legal entity similar to a ‘corporation’ (inc) in the United States. QIAGEN has a two-tier board structure. QIAGEN is managed by a Managing Board under the supervision of a Supervisory Board. It is in the interest of QIAGEN and all its stakeholders that each Board performs its functions appropriately and that there is a clear division of responsibilities between the Managing Board, the Supervisory Board, the Shareholders Meeting and the external auditor in a well-functioning system of checks and-balances.

MANAGING BOARD

The Managing Board manages QIAGEN and is responsible for achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations, for managing the risks associated with the activities of QIAGEN and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting of Shareholders. The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders.

QIAGEN has also created an Executive Committee, of which 3 members currently serve as Managing Directors.

Resolutions to enter into transactions under which members of the Managing Board have a conflict of interest with QIAGEN that are of material significance to QIAGEN and/ or the relevant member of the Managing Board require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2005.

The Managing Board consists of one or more members as determined by the Supervisory Board. The members of the Managing Board are appointed by the General Meeting of Shareholders upon the joint meeting of the Supervisory Board and the Managing Board (the “Joint Meeting”) having made a binding nomination for each vacancy. However, the General Meeting of Shareholders may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting of Shareholders up to and including the date of the General Meeting of Shareholders held in the following fiscal year.

Members of the Managing Board may be suspended and dismissed by the General Meeting of Shareholders by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting in which case a simple majority is sufficient. Furthermore, members of the Managing Board may be suspended (but not dismissed) by the Supervisory Board.

The remuneration of the members of the Managing Board will, with due observance of the Remuneration Policy, be determined by the Supervisory Board, on a proposal by the Compensation Committee. The current Remuneration Policy was adopted by the General Meeting of Shareholders on June 15, 2005. Details on this policy, which has been drafted taking into account the principles and best practice provisions of the Code, are published on the company’s web site at www.QIAGEN.com.

SUPERVISORY BOARD

The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and the business enterprises which it operates. The Supervisory

Corporate Governance

Board assists the Managing Board by providing advice relating to the general policies connected with the activities of QIAGEN. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance.

Resolutions to enter into transactions under which members of the Supervisory Board have a conflict of interest with QIAGEN that are of material significance to QIAGEN and/ or the relevant member of the Supervisory Board require the approval of the Supervisory Board. In 2005, neither QIAGEN nor its Supervisory Directors have entered into any such transactions.

The Supervisory Board consists of at least three members or such higher number as to be determined by the Joint Meeting. The members of the Supervisory Board are appointed by the General Meeting of Shareholders upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting of Shareholders may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital.

The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and that its members are enabled to act critically and independently of one another and of the Managing Board and any particular interests. To that effect, the Supervisory Board has adopted a profile of its size and composition which takes into account the nature of our business, our activities and the desired expertise and background of the members of the Supervisory Board. The current profile of the Supervisory Board can be found on our website. The Supervisory Board has appointed a chairman from its members who has the duties assigned to him by the Articles of Association and the Code.

Members of the Supervisory Board are appointed annually for the period beginning on the date following the Annual General Meeting of Shareholders up to and including the date of the Annual General Meeting of Shareholders held in the following fi scal year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting of Shareholders by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting in which case a simple majority is sufficient.

The Supervisory Board has appointed an Audit Committee, a Compensation Committee and a Selection and Appointment Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has prepared charters pursuant to which each of the committees operate. The charters are published on QIAGEN’s web site.

Among other things, the Audit Committee’s primary duties and responsibilities are to serve as an independent and objective party to monitor QIAGEN’s accounting and financial reporting process and internal control system, be directly responsible for the nomination, compensation and oversight of QIAGEN’s independent auditors and to provide an open avenue of communication among the independent auditors, Management and the Supervisory Board. The Audit Committee operates pursuant to a charter approved by the Supervisory Board and consists of three members, Dr. Hornef (Chairman), Mr. Walter, and Mr. Hornnaess. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. The Supervisory Board has designated Dr. Hornef as a “financial expert” as that term is defined in the provision III.3.2 of the Code. The Audit Committee met five times in Fiscal Year 2005. Among other things, the Audit Committee discussed the selection of independent public accountants to audit the consolidated financial statements and local books and records of QIAGEN and its subsidiaries, along with the pre-approval of the fees for such services. Further it reviewed QIAGEN’s compliance with policies such as the Code of Conduct; discussed the performance of the independent public accountants with management; discussed on a quarterly basis the scope and results of the reviews and audits with the independent auditors; and discussed QIAGEN’s financial accounting and reporting principles and policies and the adequacy of QIAGEN’s internal accounting, financial and operating controls and procedures with the independent public accountants and management. The Audit Committee considered and approved any recommendations regarding changes to QIAGEN’s accounting policies and processes, reviewed with management and the independent public accountants QIAGEN’s quarterly earnings reports prior to their release to the press; and reviewed the quarterly and annual reports (reported on Forms 6-K and 20-F) to be filed with the Securities and Exchange Commission in the United States and the Deutsche Börse in Germany. The Audit Committee performs a self-evaluation of its activities on an annual basis.

The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the remuneration policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of members of the Managing Board to be adopted by the Supervisory Board and the preparation of the Remuneration Report on the compensation policies for the Managing Board to be adopted by the Supervisory Board. The Remuneration Report comprises a report on the way in which the Remuneration Policy was implemented in the most recent financial year and comprises an outline of the Remuneration Policy going forward.

The Compensation Committee consists of three members, Dr. Wirtz (Chairman), Professor Karobath and Mr. Hornnaess. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met fifteen times in Fiscal Year 2005. It reviewed, approved and made recommendations on QIAGEN’s compensation and benefits policies, practices and procedures to ensure that legal and fiduciary responsibilities of the Supervisory and Managing Boards are carried out. Further, the Compensation Committee approved stock right or stock option grants on a monthly basis.

Inter alia, the Selection and Appointment Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of QIAGEN’s Supervisory Board and the Managing Board, and the periodic evaluation of the scope and composition of the Managing Board and Supervisory Board and the functioning of individual members. The Selection and Appointment Committee is chaired by Professor Riesner and Mr. Hornef as vice chairman. The other members are individually involved on a case by case basis. The Selection and Appointment Committee met two times in Fiscal Year 2005. Qualifications and profiles of candidates for members of the Supervisory Board positions were discussed and proposed to the Supervisory Board and candidates for key functions within QIAGEN were evaluated.

SHAREHOLDERS

Our shareholders exercise their rights through the General Meeting of Shareholders. Resolutions are adopted by the General Meeting of Shareholders by an absolute majority of votes cast, unless a different majority of votes or quorum is required by Dutch law or our Articles of Association. At the General Meeting of Shareholders, each share shall confer the right to cast one vote, unless the law or the Articles of Association provide otherwise.

Furthermore, the Managing Board, or where appropriate, the Supervisory Board, shall provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence QIAGEN’s share price.

The notice convening a General Meeting of Shareholders accompanied by the agenda for that meeting shall be sent no later than on the fifteenth day prior to the meeting. QIAGEN informs the General Meeting of Shareholders by means of explanatory notes to the agenda of all facts and circumstances relevant to the proposed resolutions

THE AUDIT OF FINANCIAL REPORTING

The external auditor is appointed at the General Meeting of Shareholders, based on a nomination drawn up by the Supervisory Board. The external auditor is invited to attend the meeting of the Supervisory Board at which the annual accounts shall be approved and is furthermore invited to attend the General Meeting of Shareholders at which the annual accounts are adopted and may be questioned by the General Meeting of Shareholders on its statement on the fairness of our annual accounts. Pursuant to the rules of the Audit Committee, the Audit Committee shall assess the remuneration of the external auditor and any non-audit services provided by the external auditor. The internal auditor operates under the direct responsibility of the Audit Committee.

WHISTLEBLOWERS POLICY AND CODE OF CONDUCT

QIAGEN adopted a Whistleblowers Policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature. Furthermore,

Corporate Governance

a Code of Conduct, including business principles for our employees and rules of conduct was adopted. The Code of Conduct can be found on our website.

ANTI TAKE-OVER MEASURES

For an overview of our anti take-over measures, reference is made to page 112 of this report.

COMPLY OR EXPLAIN

The company’s corporate governance structure and compliance with the Code is the joint responsibility of the Managing Board and the Supervisory Board. They are accountable for this to the General Meeting of Shareholders.

Non-application of a specific best practice provision is not in itself considered objectionable by the Code and may well be justified because of particular circumstances relevant to a company. Pursuant to the Decree of December 23, 2004 on the adoption of further regulations regarding the contents of the Annual Report, however, we disclose in our Annual Report the application of the principles and best practice provisions of the Code. To the extent we do not apply such principles and best practice provisions or do not intend to apply these in the current or the subsequent financial year, we state the reasons therefore.

In this chapter, we will therefore indicate which specific provisions of the Code we do not apply and why. QIAGEN is positively disposed towards the Code and applies nearly all best practice provision. However, a few best practice provisions we prefer not to apply, due to the international character of our company and to the fact – acknowledged by the commission that drafted the Code – that existing contractual agreements between QIAGEN and individual members of the Management Board cannot be set aside at will.

MANAGING BOARD

Best practice provision II.1.4 recommends that the Managing Board shall declare in the annual report that the internal risk management and control systems are adequate and effective and shall provide clear substantiation of this. In addition, the Managing Board shall report on the operation of the internal risk management and control system during the year under review. In doing so, it shall describe any significant changes that have been made and any major improvements that are planned, and shall confirm that they have been discussed with the Audit Committee and the Supervisory Board.

As a listed company in the United States QIAGEN is as of December 31, 2006 obligated under Section 404 of the Sarbanes Oxley Act to include in its annual report on Form 20-F also a report that discloses managements involvement in, and opinion regarding the effectiveness of, the issuers internal control procedures. We are currently working on formalizing our current risk management system to likewise comply with the requirements of Section 404 of the Sarbanes Oxley Act and best practise provision II.1.4 of the Code. This will be finalized by the end of 2006 and will be reported in the 2006 Form 20-F.

Best practice provision II.2.1 recommends that options to acquire shares are a conditional remuneration component and become unconditional only when the Managing Board members have fulfilled predetermined performance criteria after a period of at least three years from the grant date. Further, best practice provision II.2.2 provides that if a company grants unconditional options to members of the Managing Board, it shall apply performance criteria.

From time to time the members of our Managing Board are granted options to acquire QIAGEN common shares with an exercise price that is higher than the market price as of the grant (as determined by reference to an organized trading market or association). Since the holder cannot realize any value from these options unless the value of QIAGEN’s common shares is increased above the exercise price, increasing shareholder value in that quantifiable manner is the “performance criteria” that must be fulfilled for these options. Prior to June 2005, options became exercisable in three equal installments on the first, second and third anniversaries of the date on which the option was granted. During 2005 the vesting of certain stock options of the Managing Board was accelerated. The accelerated options were given a sales restriction, such that any shares held through the exercise of an accelerated option could not be sold, prior to the original vesting date. The Supervisory Board took the action based on its belief that it is in the best interest of our shareholders and the Company as it will reduce reported compensation expense in future periods. We have worked with equity based compensation plan experts to evaluate our stock-based compensation plans and incentive strategies in light of the provisions of International Financial Reporting Standard No. 2 “Share Based Payment” and Statement of Financial Accounting Standard No. 123R “Accounting for Stock-Based Compensation”. Our aim is to implement an equity based compensation plan structure that will give employees a long-term incentive arrangement while minimizing compensation expense.

Best practice provision II.2.6 recommends that the Supervisory Board shall draw up regulations concerning ownership of and transactions in securities in Dutch listed companies by Managing Board members, other than securities issued by their ‘own’ company. The regulations shall be posted on the company’s website. A Managing Board member shall give periodic notice, but in any event at least once a quarter, of any changes in his holding of securities in Dutch listed companies to the compliance officer or, if the company has not appointed a compliance officer, to the chairman of the Supervisory Board. A Management Board member who invests exclusively in listed investment funds or who has transferred the discretionary management of his securities portfolio to an independent third party by means of a written mandate agreement is exempted from compliance with this last provision.

Since QIAGEN is a company which is not listed in The Netherlands we do not see a conflict with potential trades by the Managing Board members in securities in Dutch listed companies. Further, QIAGEN is subject to several rules in Germany and the United states regarding the ownership and transactions by Managing Board members in QIAGEN shares the compliance of which we consider sufficient.

SUPERVISORY BOARD

Best practice provision III.7.1 recommends that a Supervisory Board member should not be granted any shares or rights to shares by way of remuneration.

QIAGEN has granted stock options to the members of the Supervisory Board as a remuneration component since its establishment. This practise is in compliance with international business practise in our industry and we consider the grant of stock options or stock rights as an important incentive to attract individuals with the required skills and expertise to serve as our Supervisory Board members.

Best practice provision II.7.3 recommends that the Supervisory Board shall adopt a set of regulations containing rules governing ownership of and transactions in securities of companies listed in The Netherlands by Supervisory Board members, other than securities issued by their ‘own’ company. The regulations shall be posted on the company’s web-site. A Supervisory Board member shall give periodic notice, at least once a quarter, of any changes in his holding of securities in Dutch listed companies to the compliance officer or, if QIAGEN has not appointed a compliance officer, to the chairman of the Supervisory Board. A Supervisory Board member who invests exclusively in listed investment funds or who has transferred the discretionary management of his securities portfolio to an independent third party by means of a written mandate agreement is exempted from compliance with this last provision.

See our statement to best practice provision II.2.6 above.

Pursuant to best practice provision IV.1.1, a General Meeting of Shareholders is empowered to cancel binding nominations of candidates for the Managing Board and Supervisory Board, and to dismiss members of either Board by a simple majority of votes of those in attendance, although the company may require a quorum of at least one third of the voting rights outstanding for such vote to have force. If such quorum is not represented, but a majority of those in attendance votes in favour of the proposal, a second meeting may be convened and its vote will be binding, even without a one third quorum. Our Articles of Association currently state that the General Meeting of Shareholders may at all times overrule a binding nomination by a resolution adopted by at least a two thirds majority of the votes cast, if such majority represents more than half of the issued share capital. We expect to review our Articles of Association in view of this provision, as soon as pending legislation will become effective.

Best practice provision IV.1.7 recommends that the company shall determine a registration date for the exercise of the voting rights relating to meetings. QIAGEN does not make use of a registration date. All of QIAGEN´s shares are registered shares and all shareholders are welcome to a shareholders meeting, provided that a shareholder needs to inform the company of his intention to do so per the date mentioned in the notice of the meeting. As shareholders are not obliged to block their shares to participate in a meeting, this has the

Corporate Governance

same effect as a registration date, be it that a shareholder can only vote a number of shares held by him at the date of the meeting. QIAGEN does make use of a notional record date, only to enable QIAGEN to distribute documentation regarding the meeting to shareholders.

Trademarks and Disclaimers

Registered names, trademarks, etc. used in this document, even when not specifically marked as such, are not to be considered unprotected by law.

Disclaimer

The BioRobot MDx DSP system is not available in all countries; please inquire.

The PCR process is covered by the foreign counterparts of U.S. Patents Nos. 4,683,202 and 4,683,195 owned by F. Hoffmann-La Roche Ltd.

The QIAGEN BioRobot MDx DSP workstation and QIAamp DSP kits comply with EU Directive 98/79/EC on in vitro diagnostic medical devices. Other (non-DSP) QIAGEN workstations and kits are intended as general-purpose devices. No claim or representation is intended for their use to identify any specific organism or for a specific clinical use (diagnostic, prognostic, therapeutic, or blood banking). It is the user’s responsibility to validate the performance of QIAGEN non-DSP workstations and kits for any particular use, since their performance characteristics have not been validated for any specific organism. QIAGEN non-DSP workstations and kits may be used in clinical diagnostic laboratory systems after the laboratory has validated their complete system as required by CLIA, 88 regulations in the U.S. or equivalents in other countries.

The PAXgene Blood RNA System and the PAXgene Blood DNA System are for research use only and not for use in diagnostic procedures.

The PAXgene Blood RNA System complies with EU Directive 98/79/EC on in vitro diagnostic medical devices. siRNA technology licensed to QIAGEN is covered by various patent applications, owned by the Massachusetts Institute of Technology, the Carnegie Institute of Washington, Alnylam Corporation, and others.

QIAGEN REPLI-g Kits are for use only as licensed by Amersham Biosciences Corp (part of GE Healthcare Bio-Sciences) and QIAGEN GmbH. The Phi 29 DNA polymerase may not be re-sold or used except in conjunction with the other components of this kit. See U.S. Patent Nos. 5,854,033, 6,124,120, 6,143,495, 5,001,050, 5,198,543, 5,576,204, and related U.S. and foreign patents. The REPLI-g Kit is developed, designed, and sold for research purpose only.

Trademarks

Our name together with our logo is registered as a trademark in The Netherlands, the United States and a number of other countries: QIAGEN®.

Other trademarks registered in the United States include, inter alia: QIAexpress®, QIAwell®, QIAEX®, QIAprep®, QIAamp®, QIAquick®, Oligotex®, RNeasy®, BIOROBOT®, ENDOFREE®, R.E.A.L.®, PolyFect®, SuperFect®, DNeasy®, UltraFect®, TurboFilter®, HotStarTaq®, EFFECTENE®, QIA®, DyeEx®, Omniscript®, Sensiscript®, HiSpeed®, Targetene®, TransMessenger®, MagAttract®, DirectPrep®, InhibitEX®, DoubleTag®, QuantiScript®, UltraSens®, pAlliance®, EverGene®, ProofStart®, FlexiGene®, QuantiTect®, DNAprotect®, and LiquiChip®.

Registered trademarks in countries outside of the United States include: QIAexpress®, QIAwell®, QIABRANE™, QIAEX®, QIAprep®, QIAamp®, QIAquick®, Oligotex®, RNeasy®, BIOROBOT®, ENDOFREE®, R.E.A.L.®, PolyFect®, SuperFect®, DNeasy®, UltraFect®, HotStarTaq®, EFFECTENE®, QIA®, DyeEx®, Omniscript®, Sensiscript®, HiSpeed®, Targetene®, TransMessenger®, MagAttract®, DirectPrep®, InhibitEX®, DoubleTag® ,QuantiScript®, UltraSens®, ProofTaq™, pAlliance®, MinElute®, EverGene®, ProofStart®, FlexiGene®, QuantiTect®, VARISPAN™, RNAprotect®, DNAprotect®, LiquiChip®, CryoCell®, LabelStar™, ROSYS™, RNAiFect™, Easylabel™ and EasyXpress™.

In 2004 four trademark applications were filed in Germany, Countries of the European Community, Japan and the United States of America for BioSprint, AllPrep™, and Qproteome.

KingFisher® is a registered trademark of Thermo Electron Corp. GeneChip® is a registered trademark of Affymetrix, Inc.

This Annual Report may also contain trade names or trademarks of companies other than QIAGEN.

© 2006 QIAGEN, all rights reserved.

This annual report, in addition to historical information, contains certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Such statements may involve significant risks and uncertainties and actual results could differ materially from those expressed or implied herein. Please refer to the section entitled “Risk Factors” under Item 3 of our Form 20-F for the year ended December 31, 2005, which accompanies and is part of this Annual Report, for a discussion related to forward-looking statements contained in this Annual Report.

Glossary

Amino acids The ‘building blocks’ (subunits) of proteins.

Avian flu “Avian influenza” (also known as bird flu, avian flu, influenza virus A flu, type A flu, genus A flu) is caused by an influenza A virus (subtype H5N1). It is hosted by birds, but may infect several species of mammals.

Biomarker Refers to e.g. proteins which indicate a relevant biological condition (e.g., disease or predisposition to a disease).

BSE Bovine spongiform encephalopathy (BSE), commonly known as mad cow disease.

Clinical trial Research studies. The most commonly performed clinical trials evaluate new drugs, medical devices, biologics, or other interventions to patients in strictly scientifically controlled settings, and are required for Food and Drug Administration approval of new therapies.

Cytoskeleton A dynamic structure that maintains cell shape, enables some cell motion, and plays important roles in both intra-cellular transport and cellular division.

Cytosol The internal fluid of the cell. Proteins within the cytosol play an important role in signal transduction pathways and glycolysis.

DNA Deoxyribonucleic acid. Macromolecule with a double helix structure built up from the four bases adenine, guanine, cytosine, and thymine. DNA transmits genetic information.

DNA methylation Type of chemical modification of DNA that can be inherited without changing the DNA sequence.

DNA sequencing The process used to obtain the sequential arrangement of nucleotides in the DNA.

Drug metabolism Drug metabolism is the chemical alteration of a drug by the body.

Drug target Target for clinically relevant or therapeutic molecules used to fight genetic disorders and disease.

Functional genomics Study of the functions of genes.

Gene expression Transfer of genetic information to its active form, usually from DNA via RNA (transcription) into protein (translation).

Gene expression profiling Determines which genetic information has been transferred to its active form.

Gene interaction The collaboration of several different genes in the production of one phenotypic character.

Gene silencing Repression of gene expression — especially using the recently discovered mechanism of RNAi (RNA interference). siRNA duplexes can be designed to target and repress expression of specific genes.

Gene therapy Use of DNA to replace or modify the function of faulty genes in a living organism in order to cure or prevent disease and genetic disorders.

Genetic modification (GM) Genetic engineering, and the now-deprecated gene splicing are terms for the process of manipulating genes, usually outside the organism’s normal reproductive process.

Genome The entire genetic information of an organism. In most organisms consists of DNA, in some viruses can consist of RNA.

Genomic DNA A representative sample of all the DNA in a genome.

Genomics The scientific study of genes and their role in an organism’s structure, growth, health, disease (and/or resistance to disease, etc.).

Genotyping Genetic fingerprinting, DNA testing, DNA typing, and DNA profiling - Study or testing of variations in the genetic information among different individuals.

High-throughput screening Testing of large numbers of samples per day, often simultaneously.

Mass spectrometry Analytical technique used to measure the composition of a sample by generating a mass spectrum representing the masses of sample components.

Membrane A component of every biological cell, the selectively permeable cell membrane is a thin and structured bilayer of phospholipid and protein molecules that envelopes the cell.

Messenger RNA (mRNA) RNA molecules that act as messenger of the genetic information encoded by a gene (DNA) produced by the process of transcription. Serves as the template for protein synthesis during translation and frequently has a tail of adenine-residues (poly-A+ mRNA).

Metabolic enzyme A protein that catalyzes biochemical reactions in processes for the synthesis, modification, and breakdown of molecules (e.g. drugs) within a living organism. The metabolic enzyme pattern differs within individuals and provides a basis for the research of individual drug responses in patients.

Metabolic profiling The measurement of biochemical intermediates within a tissue in order to describe the functioning of metabolic pathways.

Metabolic markers A molecular marker associated with a metabolic function.

Metabolism The entire set of enzyme-catalyzed transformations of organic nutrient molecules (to sustain life) in living cells. Conversion of food and water into nutrients that can be used by the body’s cells, and the use of those nutrients by those cells (to sustain life, grow, etc.).

Metabolomics The scientific study of an organism’s metabolic response to an environmental stimulus or a genetic modification.

Microarray Array of many macromolecules spotted onto a solid phase to allow interactions with target molecules in solution. For example, DNA oligonucleotides spotted onto a chip interact with target RNA molecules that hybridize to reveal the presence of certain species of RNA molecules in a mixed population.

Microfluidic assays Assays performed on an extremely small scale using very small flow systems of liquids.

Molecular biology The study of life processes at the molecular level, typically through the study of nucleic acids and proteins.

Molecular diagnostics The use of DNA, RNA, and proteins to test for specific states of health or disease.

Nucleus Small, membrane-bound compartment of cells containing DNA and the nucleolus.

Nucleic acid Single or double-stranded polynucleotide. RNA or DNA.

Nutrigenomics The application of genetic information (genomics, proteomics and metabolomics) to human nutrition, especially the relationship between nutrition and health.

Pandemic Epidemic (an outbreak of an infectious disease) that spreads worldwide, or at least across a large region.

Pathogen A pathogen or infectious agent is a biological agent that causes disease or illness to its host.

PCR Polymerase chain reaction. The sequence-specific amplification of DNA molecules using heat-stable polymerase enzymes.

Pharmacogenetics The study of the association between genetics and response to drug therapy to select “the right medicine for the right patient”.

Pharmacogenomics Refers to the entire spectrum of genes that determine drug behavior and sensitivity. By analyzing the whole genome, pharmacogenomics is concerned with genetic effects on drugs themselves and with the genetic variances that contribute to the variable effects of drugs in different individuals.

Pharmacokinetics The study of the pharmacological effects between drugs and living structures (e.g., tissues, organs).

Polymerases An enzyme that catalyzes the production of a nucleic acid strand by using an existing strand as a template — used in PCR and RT-PCR.

Protein expression The translation and post-translational processing of proteins.

Proteome The entire set of proteins that an organism can produce.

Proteomics the scientific study of an organism’s proteins and their role in an organism’s structure, growth, health, disease (and/or the organism’s resistance to disease, etc.).

Real-time RT-PCR Reverse-transcriptase polymerase chain reaction in real time. A technique which converts RNA molecules into DNA molecules and then monitors their amplification by PCR. Often used to measure the amount of a specific RNA molecule in a sample.

RNA Ribonucleic acid. Includes many types of biologically relevant molecules, especially mRNA (messenger RNA) which is copied from DNA and encodes proteins.

RNAi RNA Interference, is one methodology to cause gene silencing.

RT-PCR Reverse-transcriptase polymerase chain reaction. A technique that transcribes RNA molecules into DNA molecules, which are then amplified by PCR.

SARS Severe acute respiratory syndrome is an atypical pneumonia, caused by the SARS coronavirus (SARS CoV), a novel coronavirus.

siRNA Short interfering RNA, a specific short sequences of double-stranded RNA (dsRNA) of less than 30 base pairs.

Theranostics The developments of diagnostic tests that can identify which patients are most suited for a drug and provide feedback on how well the drug is working.

Toxicogenomics A form of analysis for toxicology and toxin-determination analogous to DNA-testing in the forensic identification of individuals.

Transfection Introducing DNA into eukaryotic cells, such as animal cells.

Systems biology Combination of analytical results of various analytes to understand basic biological principles and interactions on a cellular level.

WGA Whole Genome Amplification provides precise, complete and unlimited copies of the entire genome.

X-ray crystallography Technique in which the pattern produced by the diffraction of X-rays through the closely spaced lattice of atoms in a crystal is recorded and then analyzed to reveal the nature of that lattice.

QIAGEN International Contacts

The Netherlands	Nextal Biotechnologies	Japan	Tiangen Biotech (Beijing)	United Kingdom
QIAGEN N.V.	1751 Richardson Street,	QIAGEN K.K.	Co., Ltd.	QIAGEN Ltd.
Spoorstraat 50	Suite 6101	Forefront Tower II	4th Floor, Beilu Building	QIAGEN House
5911 KJ Venlo	Montreal, Quebec, H3K 1G6	13-1,Kachidoki 3 Chome	35 Chengfu Road,	Fleming Way
Phone (+31) 77-320-8400	Phone (+1) 514-849-8057	Chuo-ku, Tokyo 104-0054	Haidian District,	Crawley
Fax (+31) 77-320-8409	Fax (+1) 514-849-4588	Phone (+81) 3-5547-0811	Beijing 100083	West Sussex, RH10 9NQ
		Fax (+81) 3-5547-0818	Phone (+86) 10-8262-9288	Phone (+44) 1293-422-900
QIAGEN Benelux B.V.	France		Fax (+86) 10-8261-3663	Fax (+44) 1293-422-922
Spoorstraat 50	QIAGEN S.A.	Malaysia
5911 KJ Venlo	3 avenue du Canada	QIAGEN Sdn. Bhd.	PGBiotech Co., Ltd.	USA
Phone (+31) 77-327-0757	LP 809	Level 13, Wisma E&C	F6, R3-B, High-Tech	QIAGEN North American
Fax (+31) 77-327-0758	91974 Courtaboeuf Cedex	No. 2 Lorong Dungun Kiri	Industrial Park	Holdings, Inc.
	Phone (+33) 1-60-920-920	Damansara Heights	Shen Nan Avenue	19300 Germantown Rd
Austria	Fax (+33) 1-60-920-925	50490 Kuala Lumpur	Shenzhen 518057	Germantown
QIAGEN Vertriebs GmbH		Phone (+603) 2094-5170	Phone (+86) 755-2650-4888	MD 20874
Löwengasse 47/6	Germany	Fax (+603) 2094-5171	Fax (+86) 755-2673-3666	Phone (+1) 240-686-7774
1030 Vienna	QIAGEN GmbH			Fax (+1) 240-686-7775
Phone (+43) 1-710-1500	QIAGEN Strasse 1	Norway	Sweden
Fax (+43) 1-710-1500-10	40724 Hilden	QIAGEN AS	QIAGEN AB	QIAGEN Inc.
	Phone (+49) 2103-29-0	Frysjaveien 40	Frösundaviks Allé 15	27220 Turnberry Lane
Australia	Fax (+49) 2103-29-21777	0884 Oslo	16970 Solna	Suite 200
QIAGEN Pty Ltd		Phone (+47) 23-00-53-53	Sweden	Valencia
PO Box 641	QIAGEN Hamburg GmbH	Fax (+47) 23-00-53-50	Phone (+46) 8-5090-4682	CA 91355-1106
Doncaster	Königstrasse 4a		Fax (+46) 8-655-2610	Phone (+1) 800-426-8157
Victoria 3108	22767 Hamburg	P.R. China		Fax (+1) 800-718-2056
Phone (+61) 3-9840-9800	Phone (+49) 40-413647-00	QIAGEN China	Switzerland
Fax (+61) 3-9840-9840	Fax (+49) 40-413647-10	Representative Office	QIAGEN Instruments AG	QIAGEN Sciences Inc.
		Room 2213	Garstligweg 8	19300 Germantown Rd
Canada	Italy	POS PLAZA	8634 Hombrechtikon	Germantown
QIAGEN Inc.	QIAGEN S.p.A.	Century Avenue 1600	Phone (+41) 55-254-21-11	MD 20874
2800 Argentia Road,	Via Grosio, 10/10	Pudong, Shanghai	Fax (+41) 55-254-21-00	Phone (+1) 240-686-7700
Unit 7 Mississauga,	20151 Milan	P.R. China		Fax (+1) 240-686-1618
Ontario L5N 8L2	Phone (+39) 2-33-43-04-11	Post code 200122
Phone (+1) 800-572-9613	Fax (+39) 2-33-43-04-26	Phone (+86) 21-5116-2555
Fax (+1) 800-713-5951		Fax (+86) 21-5116-2500

www.qiagen.com

QIAGEN N.V., VENLO, THE NETHERLANDS

Annual Report 2005

CONTENTS

Report of the Supervisory Board

Report of the Supervisory Board	191

Managing Directors’ Report

Managing Directors’ Report	194

Financial Statements

Consolidated Balance Sheets	213
Consolidated Income Statements	214
Consolidated Statements of Changes in Equity	215
Consolidated Statements of Cash Flows	216
Notes to the Consolidated Financial Statements	217
Company Balance Sheets	262
Company Income Statements	263
Notes to the Company Financial Statements	264

Other Information

Appropriation of Net Income	272
Subsequent Events	273
Corporate Governance Report	274
Auditors’ Report	282

REPORT OF THE SUPERVISORY BOARD

QIAGEN N.V., VENLO

Report of the Supervisory Board

To our Shareholders,

QIAGEN N.V. experienced another exciting year. The Supervisory Board thanks QIAGEN’s Managing Board and employees for their contributions to QIAGEN’s success in 2005.

The Supervisory Board exercised supervision over the Managing Board’s policies and business conduct throughout the financial year. Acting in the best interests of the Company and its business, and consistent with past practice, the Supervisory Board monitored the Company’s activities, including its strategic, economic, and market developments, R&D investments, acquisitions and alliances, and human resources management. Through its Compensation Committee, the Supervisory Board executed and monitored compliance with the Company’s Remuneration Policy approved by the shareholders’ meeting held on June 14, 2005. The Remuneration Policy and the various aspects of the compensation of the Management Board are summarized in the Remuneration Report and published on the Company’s website. Information on the Company’s activities was communicated by the Managing Board to the Supervisory Board through regular meetings and business reports.

QIAGEN N.V. is a company organized under the laws of the Netherlands and has an international network of subsidiaries. The Supervisory Board follows the principle of increasing shareholder value to further represent the interests of all shareholders and has always placed the highest standards on its corporate governance principles. Since 1997, QIAGEN has endorsed the 40 recommendations made in the report of the Netherlands Committee on Corporate Governance, which was replaced by the Dutch Corporate Governance Code on January 1, 2004. It is the Company’s policy to follow the guidelines for Good Practice of Corporate Governance as described in this Code although some minor deviations may result from effects such as legal requirements imposed on QIAGEN or industry standards. QIAGEN is also subject to the rules regarding corporate governance set by NASDAQ, where the Company’s common shares have been listed since 1996. In addition, QIAGEN has adopted the standards set by the Corporate Governance Code of Germany, where the Company’s common shares have been listed since 1997. QIAGEN provides detailed updates regarding compliance with the German and the Dutch Corporate Governance Code in the “Corporate Governance” chapter in this 2005 Annual Report.

QIAGEN N.V., VENLO

QIAGEN N.V. is a limited liability company incorporated under the laws of the Netherlands. All Company operations are carried out in accordance with Dutch Corporate Law, U.S. Federal Securities Law and Regulations, and the laws of the German capital market, in particular the Börsengesetz and the Wertpapierhandelsgesetz. The common shares of the Company are registered and traded in the United States of America on the NASDAQ National Market and in Germany on the Frankfurt Stock Exchange. Since January 1, 2003, QIAGEN’s common shares are accepted for trading on the Prime Standard Segment, a premium segment created by the German Stock Exchange in late 2002. Shareholders in the United States and in Europe hold the majority of the Company’s shares. The Company has used its funds to fuel internal growth and to finance acquisitions. The Supervisory Board proposes to retain 2005 earnings to address these goals. We strongly believe that this policy benefits shareholders by increasing share value, and is in line with shareholders’ taxation preferences.

In this Annual Report, the Financial Statements for the year 2005 are presented as prepared by the Managing Board, audited by Ernst & Young (Independent Registered Public Accounting Firm), and examined and approved by the Supervisory Board. We recommend that the general meeting of shareholders adopts these Financial Statements, including allocation of profits to retained earnings, at the Annual General Meeting of Shareholders.

The Supervisory Board proposes that the members of the Managing Board be re-elected at the Annual General Meeting of Shareholders being held in Venlo on June 22, 2006.

Venlo, The Netherlands, May 2006

Prof. Dr. Detlev H. Riesner

Chairman of the Supervisory Board

QIAGEN N.V., VENLO

MANAGING DIRECTORS’ REPORT

QIAGEN N.V., VENLO

MANAGING DIRECTORS’ REPORT

To Our Shareholders,

We are pleased to inform you that 2005 was a very successful year for the Company. We met and exceeded our targets and added significant new capabilities and values to QIAGEN.

In 2005, consolidated net sales increased 5% to $ 398,4 million from $ 380,4 million in the year ended December 31, 2004. In June 2004, we divested our Operon synthetic DNA business unit through a management buy-out. This divested business had contributed approximately 10% to QIAGEN’s consolidated revenues in the first two quarters of 2004. Net income increased 63% to $ 48,1 million from $ 29,6 million in 2004 and diluted earnings per share increased 60% to $ 0,32 per share, compared to $ 0,20 in 2004.

“Executing on our strategy” was the headline of our 2005 agenda. In early 2005 we outlined our strategic program to our shareholders. This program targeted expanding our market and technology leadership in existing and new growth markets. Our initiatives focused on innovation, catalytic acquisitions, and expansion into new arenas for our core capabilities. We are driving change in our industry by focusing on the existing and future needs of our more than 400.000 customers worldwide.

Innovation was a major growth driver in 2005. We built very exciting positions in the life sciences and molecular diagnostics markets with the successful launch of over 50 new products, thereby impressively demonstrating the power of our innovation engine. These newly launched products generated 4% of our net sales in 2005. This is almost two times more than we had recorded from newly launched products in prior years. We believe that these superb results are based on very fundamental changes to our innovation processes that we introduced in 2004. We are also looking at a very strong pipeline of new products for the year 2006 and beyond. Our innovation leadership and success has allowed QIAGEN to expand its technology and market leadership and once again outperform the industry in terms of organic growth achieved.

Standardization is a key success factor that is increasingly shaping our business today. By focusing our value proposition as not only the most innovative but also the leading provider of preanalytical solutions, we significantly expanded our position as the standard setter in this area. Our portfolio has broadened through many new product introductions in the preanalytical areas of collection, stabilization, preparation and handling of protein and nucleic acid samples. Even though our overall product portfolio has broadened, the new products are all in our core focus on preanalytical solutions. Many of our preanalytical products are targeting regulated use in areas such as molecular diagnostics, veterinary testing and others. In 2005, we achieved regulatory certifications for a number of products including a de novo 510 (k) from the U.S. Food and Drug Administration (FDA) for the PreAnalytix PAXgene Blood RNA System. Our focus has even increased through a clear definition of our strategic footprint.

QIAGEN N.V., VENLO

In addition, we leveraged our internal innovation capabilities and development programs with a number of partnerships and acquisitions. We successfully completed six focused acquisitions in the area of preanalytical solutions. These transactions included the acquisitions of RNAture, Eppendorf’s 5-Prime business and Tianwei Times in the area of preanalytical solutions for nucleic acids and Nextal Biotechnologies, Lumicyte, Inc. and SuNyx GmbH in the area of preanalytical solutions for proteins. These acquired businesses enhance QIAGEN’s portfolio in terms of strategic and technological strengths, making them very complementary to our core focus.

In 2005, we also added more focus to addressing opportunities for our products in high growth markets such as molecular diagnostics and applied testing. These rapidly growing segments are benefiting significantly from our preanalytical and molecular testing products and capabilities. They cover wide ranges of promising applications and move technologies developed in research laboratories directly into areas impacting people’s everyday lives.

With an estimated market size of $ 2 billion, molecular diagnostics plays a key role in our expansion strategy. In 2005, we initiated the acquisition process of PG Biotech, a molecular diagnostics company in China, and acquired artus GmbH, a leading player in the PCR-based molecular diagnostics field. These acquisitions were highly strategic as they allowed us to create a mirror image of the product range we offer in the research markets by adding a broad portfolio of molecular diagnostic assays and related intellectual property to our preanalytical capabilities which are already well established in the molecular diagnostics industry. Our value as a partner to the molecular diagnostics industry has therefore increased tremendously. These additions along with our existing presence, have catapulted QIAGEN to one of the leading global players in the molecular diagnostics industry. Our direct sales as well as our sales to partners already accounted for approximately a quarter of our revenues in the fourth quarter.

QIAGEN is also targeting the rapidly growing applied testing markets with a much more focused effort. Our products are recognized standards in areas such as forensics, veterinary testing, food testing, biodefense and other areas. QIAGEN launched a number of new products in these areas, including highly specific tests that allow effective and rapid detection of the avian flu virus. In their fight against the spread of H5N1 infection, major testing centers around the globe have adopted our solutions for molecular testing for these viruses. Our Company has also made available a number of protocols using QIAGEN technologies as standard components that are recommended by various government and other public institutions to test for avian flu.

Our Company is in a very exciting phase. It is highly focused and well positioned to capture the most attractive growth and profit opportunities in the years ahead. We would like to thank you for your confidence in QIAGEN and your support. We are committed to leveraging our leadership position and increasing shareholder value. We will keep working hard - and strive to drive our growth and to develop leading solutions which help to improve people’s health and their quality of life.

QIAGEN N.V., VENLO

Our thanks also go to our more than 1.700 employees. The talent, skills, and passion of our workforce are key to QIAGEN’s exceptional business performance. We are extremely proud that QIAGEN has been awarded one of the “10 “Best Companies to Work For” in 2005 by the renowned Corporate Research Foundation (CRF) and Geva Institute in Munich, Germany.

Risk Factors

Note regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Annual Report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “could,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below. As a result, our future development efforts involve a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

Risks Related to Our Business

An inability to manage our growth, the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.

Our business has grown rapidly, with total net revenues increasing from $ 216,8 million in 2000 to $ 398,4 million in 2005. In 2002, we opened a research and manufacturing facility in Germantown, Maryland and manufacturing and administration facilities in Germany. Additionally, we have made several acquisitions and are likely to make more. The successful integration of acquired businesses requires a significant effort and expense across all operational areas, including sales and marketing, research and development, manufacturing, finance and administration and information technologies.

QIAGEN N.V., VENLO

In 2003 and 2004 as part of a restructuring of our U.S operations, we relocated certain administrative, sales and marketing functions to our Maryland facility. The expansion of these facilities added production capacity and increased fixed costs. These higher fixed costs will continue to be a cost of production in the future, and until we more fully utilize the additional capacity of the facilities, our gross profit will be negatively impacted. We have also upgraded our operating and financial systems and expanded the geographic area of our operations, resulting in the hiring of new employees, as well as increased responsibility for both existing and new management personnel. The rapid expansion of our business and addition of new personnel may place a strain on our management and operational systems.

Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion or acquisition successfully, and any inability to do so could have a material adverse effect on our results of operations.

We may not achieve the anticipated benefits of acquisitions of technologies and businesses.

During the past several years we have acquired a number of companies, through which we have gained access to technologies and products that complement our internally developed product lines. In the future, we may acquire additional technologies, products or businesses to expand our existing and planned business. Acquisitions would expose us to the risks associated with the:

•	assimilation of new technologies, operations, sites and personnel;

•	diversion of resources from our existing business and technologies;

•	inability to generate revenues to offset associated acquisition costs;

•	inability to maintain uniform standards, controls, and procedures;

•	inability to maintain relationships with employees and customers as a result of any integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	additional expenses associated with future amortization or impairment of acquired intangible assets or potential businesses; or

•	assumption of liabilities or exposure to claims against acquired entities.

Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.

QIAGEN N.V., VENLO

Our continued growth is dependent on the development and success of new products.

The market for certain of our products and services is only about fifteen years old. Rapid technological change and frequent new product introductions are typical in this market. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product, and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability, for technological or other reasons, to develop successfully and introduce new products could reduce our growth rate or otherwise damage our business. In the past, we have experienced, and are likely to experience in the future, delays in the development and introduction of products. We cannot assure you that we will keep pace with the rapid rate of change in life sciences research, or that our new products will adequately meet the requirements of the marketplace or achieve market acceptance. Some of the factors affecting market acceptance of new products include:

•	availability, quality and price relative to competitive products;

•	the timing of introduction of the product relative to competitive products;

•	scientists’ opinions of the products’ utility;

•	citation of the product in published research; and

•	general trends in life sciences research.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.

Our operating results may vary significantly from period to period.

Our operating results may vary significantly from quarter to quarter and from year to year, depending on factors such as the level and timing of our customers’ research and commercialization efforts, timing of our customers’ funding, the timing of our research and development and sales and marketing expenses, the introduction of new products by us or our competitors, competitive conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future revenues. Consequently, revenues or profits may vary significantly from quarter to quarter or from year to year, and revenues and profits in any interim period will not necessarily be indicative of results in subsequent periods.

QIAGEN N.V., VENLO

We depend on patents and proprietary rights that may fail to protect our business.

Our success will depend to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2005, we owned 67 issued patents in the United States, 47 issued patents in Germany and 295 issued patents in other major industrialized countries. In addition, at December 31, 2005, we had 321 pending patent applications and we intend to file applications for additional patents as our products and technologies are developed. However, the patent positions of technology-based companies, including QIAGEN, involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or, if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages.

Certain of our products incorporate patents and technologies that are licensed from third parties. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive in nature or, in some cases, termination of the license.

We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There can be no assurance that any confidentiality agreements that we have with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors.

We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of the performance of such collaborations.

QIAGEN N.V., VENLO

We are subject to risks associated with patent litigation.

The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights. We are aware that patents have been applied for and/or issued to third parties claiming technologies for the separation and purification of nucleic acids that are closely related to those we use. From time to time we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation could involve substantial cost, and there can be no assurance that we would prevail in any such proceedings.

Exchange rate fluctuations may adversely affect our business.

Since we currently market our products in over 40 countries throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value relative to the U.S. dollar of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. We hedge a portion of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of exchange rate fluctuations upon future operating results. While we engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.

QIAGEN N.V., VENLO

Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter.

The markets we serve are characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each fiscal quarter, as both their budgets and requirements for the coming quarter become clearer. As a result, even late in each fiscal quarter, we cannot predict with certainty whether our revenue forecasts for the quarter will be achieved. Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if our customers’ purchases during a quarter vary from historical patterns, our final quarterly results could deviate significantly from our projections. Consequently, our revenue forecasts for any given quarter may prove not to have been accurate. We may not have enough information as a result of such patterns to confirm or revise our sales projections during a quarter. If we fail to achieve our forecasted revenues for a particular quarter, our stock price could be adversely affected.

Competition in the Life Sciences market could reduce sales.

Our primary competition stems from traditional separation, purification and handling methods (“traditional” or “home-brew” methods) that utilize widely available reagents and other chemicals. The success of our business depends in part on the continued conversion of current users of such traditional methods to our nucleic acid separation and purification technologies and products. There can be no assurance, however, as to how quickly such conversion will occur.

We also have experienced, and expect to continue to experience, increasing competition in various segments of our business from companies providing pre-analytical products and other products we offer. The markets for certain of our products are very competitive and price sensitive. Other life science research product suppliers have significant financial, operational, sales and marketing resources, and experience in research and development. These and other companies may have developed or could in the future develop new technologies that compete with our products or even render our products obsolete. If a competitor develops superior technology or cost-effective alternatives to our kits and other products, our business, operating results and financial condition could be materially adversely affected.

We believe that customers in the preanalytical solutions market display a significant amount of loyalty to their initial supplier of a particular product. Therefore, it may be difficult to generate sales to customers who have purchased products from competitors. To the extent we are unable to be the first to develop and supply new products, our competitive position will suffer.

QIAGEN N.V., VENLO

Reduction in research and development budgets and government funding may result in reduced sales.

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which our products are used could have a significant effect on the demand for our products. Research and development budgets fluctuate due to changes in available resources, mergers of pharmaceutical and biotechnology companies, spending priorities and institutional budgetary policies. Our business could be seriously damaged by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, academic institutions or government and private laboratories. In addition, short term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments which can contribute to lower sales.

In recent years, the pharmaceutical industry has undergone substantial restructuring and consolidation. Additional mergers or corporate consolidations in the pharmaceutical industry could cause us to lose existing customers and potential future customers, which could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies such as the U.S. National Institutes of Health (NIH) and similar domestic and international agencies. Although the level of research funding has increased during the past several years, we cannot assure you that this trend will continue. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable. The predictability of our revenues may be adversely affected if our customers delay purchases as a result of uncertainties surrounding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and other government agencies that fund research and development activities. A reduction in government funding for the NIH or other government research agencies could seriously and negatively impact our business.

We heavily rely on air cargo carriers and other overnight logistics services.

Our customers within the scientific research markets typically do not keep a significant inventory of QIAGEN products and consequently require overnight delivery of purchases. As such, we heavily rely on air cargo carriers such as DHL, FedEx and Panalpina. If overnight services are suspended or delayed and other delivery carriers cannot provide satisfactory services, customers may suspend a significant amount of work requiring nucleic acid purification. If there are no adequate delivery alternatives available, sales levels could be negatively affected.

QIAGEN N.V., VENLO

We depend on suppliers and if shipments from these suppliers are delayed or interrupted, we will be unable to manufacture our products.

We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors were delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities in order to produce certain products and our sales levels could be negatively affected.

We rely on collaborative commercial relationships to develop some of our products.

Our long-term business strategy has included entering into strategic alliances and marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. There can be no assurance that we will continue to be able to negotiate such collaborative arrangements on acceptable terms, or that any such relationships will be scientifically or commercially successful. In addition, there can be no assurance that we will be able to maintain such relationships or that our collaborative partners will not pursue or develop competing products or technologies, either on their own or in collaboration with others.

Doing business internationally creates certain risks for our business.

Our business involves operations in several countries outside of the United States. Our consumable manufacturing facilities are located in Germany, China, Canada and the United States, and our instrumentation facility is located in Switzerland. We also have established sales subsidiaries in the United States, Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, Austria, The Netherlands, Sweden, and Italy. In addition, our products are sold through independent distributors serving more than 40 other countries. We operate U.S. facilities in West Chester, Pennsylvania (sales and research and development), Valencia, California (customer service and technical service), Germantown, Maryland and San Francisco, California (manufacturing and research and development). We also operate a research and development facility in Oslo, Norway. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. We use SAP as our business information system to integrate most of our North American, European, and Japanese subsidiaries.

QIAGEN N.V., VENLO

Our operations are also subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, overlap of different tax structures, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivable payment cycles in certain countries. Other risks associated with international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates. As a result of the above conditions, an inability to successfully manage our international operations could have a material adverse impact on our operations.

Our success depends on the continued employment of our key personnel, any of whom we may lose at any time.

Our senior management consists of an Executive Committee comprised of QIAGEN’s most senior executives responsible for core functions, the Chairman of which is Mr. Peer Schatz, our Chief Executive Officer. The loss of Mr. Schatz or any of our Managing Directors or Deputy Managing Director could have a material adverse effect on us. Further, although we have not experienced any difficulties attracting or retaining key management and scientific staff, our ability to recruit and retain qualified skilled personnel will also be critical to our success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to recruit such personnel or develop such expertise could have a material adverse impact on our operations.

Our business may require substantial additional capital, which we may not be able to obtain on commercially reasonable terms, if at all.

Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with:

•	our marketing, sales and customer support efforts;

•	our research and development activities;

•	the expansion of our facilities;

•	the consummation of possible future acquisitions of technologies, products or businesses;

•	the demand for our products and services; and

•	the refinancing of debt.

QIAGEN N.V., VENLO

We currently anticipate that our short-term capital requirements will be satisfied by the results of operations. However, we have outstanding loan facilities at December 31, 2005 of approximately $ 197,4 million, of which $ 5,9 million is due in June 2008, $ 41,4 million is due in annual installments from June 2006 through June 2011, and the balance of which will become due in August 2011. To the extent that our existing resources are insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. No assurance can be given that such additional funds will be available or, if available, can be obtained on terms acceptable to us. If adequate funds are not available, we may have to reduce expenditures for research and development, production or marketing, which could have a material adverse effect on our business. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of such securities could result in dilution to our shareholders.

Our strategic equity investments may result in losses.

We have made and may continue to make strategic investments in complementary businesses as the opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control. Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and other than temporary unfavorable fluctuations in the valuations of the investments are indicated, it could require a write-down of the investment. This could result in future charges on our earnings that could materially impact our results of operations. It is uncertain whether or not we will realize any long term benefits from these strategic investments.

We have a significant amount of long-term debt which may adversely affect our financial condition.

We have a significant amount of debt which carries with it significant debt service obligations. A high level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to pay or refinance such debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs. The level of our indebtedness among other things could:

•	make it difficult for us to make required payments on our debt;

•	make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	make us more vulnerable in the event of a downturn in our business.

QIAGEN N.V., VENLO

Changing government regulations may adversely impact our business.

QIAGEN and our customers operate in a highly regulated environment characterized by continuous changes in the governing regulatory framework. Genetic research activities as well as products commonly referred to as “genetically engineered”, such as certain food and therapeutic products, are subject to governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products (i.e., the European Union, the United States, and Japan). In the recent past, several highly publicized scientific successes (most notably in the areas of genomic research and “cloning”) have stirred a public debate in which ethical, philosophical and religious arguments have been raised against an unlimited expansion of genetic research and the use of products developed thereby. As a result of this debate, some key countries might increase the existing regulatory barriers; this, in turn, could adversely affect the demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes of applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.

Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved products or to seek to introduce new products in other countries in the world. Sales volumes of certain of our products in development may be dependent on commercial sales by us or by our customers of diagnostic and pharmaceutical products, which will require pre-clinical studies and clinical trials and other regulatory clearance. Such trials will be subject to extensive regulation by governmental authorities in the United States, including the Food and Drug Administration (FDA), international agencies and agencies in other countries with comparable responsibilities. These trials involve substantial uncertainties and could impact customer demand for our products. In addition, certain of our products, especially products intended for use in in-vitro diagnostics applications, are dependent on regulatory or other clearance. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices went into effect on December 7, 2003, all products and kits which are used for in vitro diagnostic applications and which are sold after this date have to be compliant with this European directive. In addition to high risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products which are used in diagnostic workflows are affected by this new regulatory framework. The major goals of this directive are to standardize the diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patients’ safety through the highest level of product safety. These goals are expected to be achieved by the enactment of a large number of mandatory regulations for product development, production, quality control and life cycle surveillance. Our failing to obtain such clearance or approvals can significantly damage our business in such segments. Additionally, we may be required to incur significant costs to comply with laws and regulations in the future, and changes or additions to existing laws or regulations may have a material adverse effect upon our business, financial condition and results of operations.

QIAGEN N.V., VENLO

We are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. We do not expect compliance with such laws to have a material effect on our capital expenditures, earnings or competitive position. Although we believe that our procedures for handling and disposing of hazardous materials comply with the standards prescribed by applicable regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse effect on us.

Risk of price controls is a threat to our profitability.

The ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third party payers are increasingly seeking to contain health care costs and to reduce the price of medical products and services. Therefore, the biotechnology, diagnostics and pharmaceutical industries are exposed to the potential risk of price controls by these entities. If there are not adequate reimbursement levels, the commercial success of our customers and, hence, of QIAGEN itself, could be adversely affected.

Our business exposes us to potential liability.

The marketing and sale of our products and services for certain applications entail a potential risk of product liability, and, although we are not currently subject to any material product liability claims, there can be no assurance that product liability claims will not be brought against us. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We currently carry product liability insurance coverage, which is limited in scope and amount, but which we believe is currently appropriate for our purposes. There can be no assurance, however, that we will be able to maintain such insurance at reasonable cost and on reasonable terms, or that such insurance will be adequate to protect us against any or all potential claims or losses.

QIAGEN N.V., VENLO

Our holding company structure makes us dependent on the operations of our subsidiaries.

We were incorporated under Dutch law as a public limited liability company (naamloze venootschap) and we are organized as a holding company. Currently, our material assets are the outstanding shares of our subsidiaries. We, therefore, are dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our common shares. The lending arrangements entered into by QIAGEN GmbH limits the amount of distributions that can be made by QIAGEN GmbH to QIAGEN N.V. during the period the borrowings are outstanding. This facility will expire in June 2011. Dividends or distributions by subsidiaries to us in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion or disposition of such foreign currency, including a subsequent conversion into U.S. dollars.

Risks Related to Our Common Shares

Our common shares may have a volatile public trading price.

The market price of the common shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the past two fiscal years, the closing price of our common shares has ranged from a high of $ 15,61 to a low of $ 8,74 on the NASDAQ National Market System, and a high of EUR 12,40 to a low of EUR 7,15 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors which may have a significant impact on the market price of the common shares include:

•	announcements of technological innovations or the introduction of new products by us or our competitors;

•	developments in our relationships with collaborative partners;

•	quarterly variations in our operating results or those of companies related to us;

•	changes in government regulations or patent laws;

•	developments in patent or other proprietary rights;

•	developments in government spending for life sciences related research; and

•	general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries.

The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies and that have not necessarily been related to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our common shares.

QIAGEN N.V., VENLO

Holders of our common shares will not receive dividend income.

We have not paid cash dividends since our inception and do not anticipate paying any cash dividends on our common shares for the foreseeable future. Although we do not anticipate paying any cash dividends, any cash dividends paid in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our common shares if they are seeking dividend income; the only return that may be realized through investing in our common shares is through the appreciation in value of such shares.

Shareholders who are United States residents could be subject to unfavorable tax treatment.

We may be classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of common shares and would likely cause a reduction in the value of such shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the common shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our current income, assets and activities, we do not believe that we are currently a PFIC. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC.

Future sales of our common shares could adversely affect our stock price.

Future sales of substantial amounts of our common shares in the public market, or the perception that such sales may occur, could adversely affect the market price of the common shares. As of December 31, 2005, we had outstanding 148.455.864 common shares plus 13,6 million additional shares subject to outstanding stock options, of which 13,4 million were then exercisable. A total of approximately 19,3 million common shares are reserved and available for issuances under our stock plan, including those shares subject to outstanding stock options. The resale of common shares issued in connection with the exercise of certain stock options are subject to some restrictions. All of our outstanding common shares are freely saleable except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 11,9 million common shares, subject to adjustments in certain cases.

QIAGEN N.V., VENLO

Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.

Our Articles of Association (the “Articles”) provide that our shareholders may only suspend or dismiss our managing and supervisory directors against their wishes with a vote of two-thirds of the votes cast representing more than 50% of the outstanding shares unless the proposal was made by the joint meeting of the Supervisory Board and the Managing Board in which case a simple majority is sufficient. They also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast representing more than 50% of the outstanding shares. Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our shares by issuing preference shares. Pursuant to these provisions and pursuant to the resolution adopted by our general meeting on June 16, 2004, our Supervisory Board is authorized to issue preference shares or grant rights to subscribe for preference shares if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire, more than 20% of our issued share capital, or (ii) a person holding at least a 10% interest in our share capital has been designated as a hostile person by our Supervisory Board. If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and /or Supervisory Board and agree on a higher bid price for our shares.

In 2004 we also granted an option to a Foundation (Stichting), subject to the conditions described in the paragraph above, which allows the Foundation to acquire preference shares from us. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding common shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. See “Description of Share Capital—Preference Shares.”

United States civil liabilities may not be enforceable against us.

We are incorporated under the laws of The Netherlands and substantial portions of our assets are located outside of the United States. In addition, certain members of our Managing and Supervisory Boards, our officers and certain experts named herein reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons, or to enforce outside the U.S. judgments obtained against such persons in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. securities laws. There is no treaty between the United States and The Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not

QIAGEN N.V., VENLO

predicated solely upon the federal securities laws, would not be directly enforceable in The Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in The Netherlands, such party may submit to the Dutch court the final judgment which has been rendered in the United States. If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the final judgment which has been rendered in the United States unless such judgment contravenes Dutch principles of public policy. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us, members of our Managing or Supervisory Boards, officers or certain experts named herein who are residents of The Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our Managing or Supervisory Boards, our officers or certain experts named herein in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in The Netherlands against us or such members, officers or experts, respectively.

Controls and Procedures

Our Managing Directors, with the assistance of other members of management, performed an evaluation of our disclosure controls and procedures, as that term is defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this report. Based on that evaluation, they concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis.

There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. No significant deficiencies and material weaknesses were identified that required corrective actions.

Thank you for your interest in QIAGEN.

We look forward to reporting on future successes.

Venlo, The Netherlands, May 2006

Peer M. Schatz

Chief Executive Officer

FINANCIAL STATEMENTS

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Notes	December 31, 2005 US$	December 31, 2004 US$
Assets

Current Assets:
Cash and cash equivalents	(12)	191,978,000	196,684,000
Current available-for-sale assets	(13)	15,000,000	30,153,000
Notes receivable		4,283,000	4,630,000
Trade accounts receivable	(14)	63,538,000	66,098,000
Inventories	(15)	53,653,000	60,164,000
Income taxes receivable	(11)	4,161,000	3,551,000
Prepaid expenses and other current assets	(16)	23,812,000	12,629,000

Total current assets		356,425,000	373,909,000

Non-Current Assets:
Property, plant and equipment	(17)	188,796,000	209,004,000
Goodwill	(18)	82,734,000	47,497,000
Intangible assets	(19)	97,288,000	50,920,000
Non-current available-for-sale assets	(13)	10,504,000	5,414,000
Deferred income taxes	(11)	26,271,000	22,469,000
Equity method investments	(20)	1,457,000	571,000
Other non-current assets		10,405,000	6,867,000

Total non-current assets		417,455,000	342,742,000

Total assets		773,880,000	716,651,000

Liabilities and Shareholders’ Equity

Current Liabilities:
Current financial debts	(22)	6,746,000	7,594,000
Current finance lease obligations	(28)	995,000	1,201,000
Trade accounts payable		15,934,000	19,260,000
Provisions	(23)	7,289,000	14,658,000
Income taxes payable	(11)	15,173,000	10,305,000
Accrued expenses and other current liabilities	(24)	38,548,000	25,699,000

Total current liabilities		84,685,000	78,717,000

Non-Current Liabilities:
Non-current financial debts	(22)	159,821,000	161,000,000
Non-current finance lease obligations	(28)	11,101,000	13,737,000
Deferred income taxes	(11)	31,909,000	25,772,000
Liabilities from equity method investments	(20)	0	1,836,000
Other non-current liabilities	(21)	3,108,000	7,750,000

Total non-current liabilities		205,939,000	210,095,000

Shareholders’ Equity Attributable to Equity Holders of the Parent:	(25)
Common shares, EUR 0,01 par value:
Authorized—260.000.000 shares
Issued and outstanding—148.455.864 shares in 2005 and 147.020.207 shares in 2004		1,513,000	1,495,000
Share premium		265,143,000	234,144,000
Retained earnings	(26)	199,999,000	151,877,000
Other reserves		1,096,000	(838,000)
Cumulative foreign currency translation adjustments		15,505,000	41,161,000

Total shareholders’ equity attributable to equity holders of the parent		483,256,000	427,839,000

Minority interest		0	0

Total equity		483,256,000	427,839,000

Total liabilities and shareholders’ equity		773,880,000	716,651,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

	Notes	Year ended December 31, 2005 US$	Year ended December 31, 2004 US$
Revenues	(5)	398,395,000	380,399,000
Cost of sales		(123,503,000)	(126,324,000)
Cost of sales-restructuring related	(7)	(439,000)	(1,454,000)

Gross profit		274,453,000	252,621,000

Operating Expenses:
Research and development		(36,228,000)	(33,080,000)
Sales and marketing		(101,845,000)	(93,697,000)
General and administrative		(50,364,000)	(51,810,000)
Acquisition, integration and related costs		(3,213,000)	(572,000)
Relocation and restructuring costs	(7)	0	(3,818,000)

Total operating expenses		(191,650,000)	(182,977,000)

Income from operations		82,803,000	69,644,000

Other Income (Expense):
Financial income	(8)	7,557,000	2,889,000
Financial expense	(8)	(9,641,000)	(7,219,000)
Forreign currency gains (losses), net	(8)	(157,000)	(68,000)
Loss from equity method investments	(20)	(1,076,000)	(2,294,000)
Other income (expense), net	(9)	676,000	(8,544,000)

Total other income (expense)		(2,641,000)	(15,236,000)

Income before income taxes		80,162,000	54,408,000
Income taxes	(11)	(32,040,000)	(24,785,000)

Profit for the year		48,122,000	29,623,000

Profit attributable to
Equity holders of the parent		48,122,000	29,623,000
Minority interest		0	0

		48,122,000	29,623,000

Weighted average number of common shares
- basic	(3)	147,837,000	146,658,000
- diluted	(3)	161,968,000	148,519,000
Earnings per common share
- basic	(3)	0.33	0.20
- diluted	(3)	0.32	0.20

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Common Shares		Share Premium US$	Retained Earnings US$	Other Reserves US$	Cumulative Foreign Currency Translation Adjustments US$	Minority Interest US$	Total US$
	Notes	Shares	Amount US$
BALANCE - December 31, 2003		146,217,518	1,485,000	183,445,000	122,254,000	96,000	29,878,000	0	337,158,000

Unrealized loss, net on forward contracts		0	0	0	0	(500,000)	0	0	(500,000)
Unrealized gain, net on marketable securities		0	0	0	0	47,000	0	0	47,000
Realized gain, net on marketable securities	(13)	0	0	0	0	(481,000)	0	0	(481,000)
Translation adjustment		0	0	0	0	0	11,283,000	0	11,283,000

Total income and expense for the year directly recognized in equity		0	0	0	0	(934,000)	11,283,000	0	10,349,000

Profit for the year		0	0	0	29,623,000	0	0	0	29,623,000

Total income and expense for the year		0	0	0	29,623,000	(934,000)	11,283,000	0	39,972,000

Issue of convertible debt	(22)	0	0	24,908,000	0	0	0	0	24,908,000
Stock options	(27)	802,689	10,000	25,791,000	0	0	0	0	25,801,000

BALANCE - December 31, 2004		147,020,207	1,495,000	234,144,000	151,877,000	(838,000)	41,161,000	0	427,839,000

Unrealized loss, net on forward contracts	(31)	0	0	0	0	(1,373,000)	0	0	(1,373,000)
Unrealized gain, net on marketable securities	(13)	0	0	0	0	2,800,000	0	0	2,800,000
Realized loss, net on marketable securities	(13)	0	0	0	0	507,000	0	0	507,000
Translation adjustment		0	0	0	0	0	(25,656,000)	0	(25,656,000)

Total income and expense for the year directly recognized in equity		0	0	0	0	1,934,000	(25,656,000)	0	(23,722,000)

Profit for the year		0	0	0	48,122,000	0	0	0	48,122,000

Total income and expense for the year		0	0	0	48,122,000	1,934,000	(25,656,000)	0	24,400,000

Stock options	(27)	1,435,657	18,000	30,999,000	0	0	0	0	31,017,000

BALANCE - December 31, 2005		148,455,864	1,513,000	265,143,000	199,999,000	1,096,000	15,505,000	0	483,256,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Notes	Year ended December 31, 2005 US$	Year ended December 31, 2004 US$
Cash Flows From Operating Activities:
Net income		48,122,000	29,623,000
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	(17/19)	26,491,000	23,447,000
Non-cash acquisition and restructure costs		2,114,000	0
Capitalization of development expenses and purchased in-process research and development		(6,419,000)	(5,464,000)
Non-cash impacts from convertible bond		4,758,000	(10,524,000)
Non-cash impacts on goodwill		2,678,000	3,907,000
Provision for losses on accounts receivable		54,000	128,000
Deferred income taxes		(2,415,000)	(1,240,000)
Stock option expenses	(27)	23,058,000	20,373,000
Loss on disposition of synthetic DNA business unit	(9)	0	9,796,000
(Gain) loss on disposition of property and equipment		(97,000)	159,000
(Gain) loss on sale of marketable securities	(13)	507,000	(481,000)
Loss on equity method investees	(20)	1,076,000	2,294,000
Gain on dissolution of subsidiary		(123,000)	0
(Increase) decrease in:
Notes receivable		(33,000)	1,109,000
Accounts receivable		(131,000)	(3,963,000)
Income taxes receivable		1,897,000	(368,000)
Inventories		3,764,000	2,019,000
Prepaid expenses and other assets		(8,984,000)	(3,714,000)
Other assets		238,000	(1,970,000)
Increase (decrease) in:
Accounts payable		(3,814,000)	(340,000)
Accrued and other liabilities		(4,765,000)	768,000
Income taxes payable		5,807,000	(12,986,000)
Other liabilties		(1,724,000)	1,869,000

Net cash provided by operating activities		92,059,000	54,442,000

Cash Flows From Investing Activities:
Purchases of property, plant and equipment		(13,728,000)	(12,621,000)
Proceeds from sale of equipment		1,738,000	1,584,000
Purchases of intangible assets		(15,276,000)	(3,493,000)
Purchases of investments		(4,981,000)	0
Proceeds from disposition of synthetic DNA business unit		757,000	17,215,000
Cash disposed of in connection with sale of synthetic DNA business unit		0	(1,128,000)
Purchases of marketable securities		(40,445,000)	(37,963,000)
Sales of marketable securitities		55,430,000	14,860,000
Investment in subsidiary		0	(125,000)
Cash paid for acquisitions		(83,597,000)	(29,478,000)
Cash acquired through acquisitions		1,601,000	0

Net cash used in investing activities		(98,501,000)	(51,149,000)

Cash Flows From Financing Activities:
Repayment of lines of credit		(67,000)	0
Proceeds from debt		6,299,000	150,077,000
Repayments of debt		(10,638,000)	(58,471,000)
Principal payments on capital leases		(1,053,000)	(1,115,000)
Issuance of common shares		7,959,000	5,132,000

Net cash provided by financing activities		2,500,000	95,623,000

Effect of exchange rate changes on cash and cash equivalents		(764,000)	(1,225,000)

Net increase (decrease) in cash and cash equivalents		(4,706,000)	97,691,000
Cash and Cash Equivalents, beginning of year		196,684,000	98,993,000

Cash and Cash Equivalents, end of year		191,978,000	196,684,000

Supplemental Cash Flow Disclosures:
Cash paid for interest		5,238,000	3,664,000
Cash received for interest		7,557,000	2,889,000
Cash paid for taxes		21,582,000	27,755,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. Description of Business

QIAGEN N.V. is a public limited liability company (‘naamloze vennootschap’) under Dutch law with legal seat in Venlo, The Netherlands. QIAGEN N.V. as the holding company and Subsidiaries (the Company or ‘QIAGEN’) operates exclusively in the life sciences industry developing, producing and distributing biotechnology products and services, primarily for the handling, separation and purification of nucleic acids (DNA/RNA). In addition, QIAGEN sells and/or licenses technologies to others. The Company’s products are used in biological research by universities and research institutions as well as in diagnostic and applied testing industries. The Company’s products are sold throughout the world, primarily in the United States, Europe and Japan. Similar to most companies in this line of business, the Company’s products are subject to rapid technological change. Because of these technological changes, the Company needs to continuously expend resources towards research and development.

2. Summary of Significant Accounting Policies

2.1 Basis of Preparation

The consolidated financial statements of the QIAGEN group have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and explicitly and unreservedly comply with all requirements of IFRSs. The consolidated financial statements have been prepared under the historical cost convention as modified by available-for-sale financial assets and certain financial assets and liabilities (including derivative instruments) at fair value. In view of the international nature of the group’s activities and due to the fact that more of the group’s revenues are denominated in U.S. dollars (US$) than in any other single currency, the consolidated financial statements are presented in that currency (if roundings have been used, this has been displayed).

The Company has adopted all IFRSs in these consolidated financial statements that were issued and became effective before December 31, 2005, and are relevant to its operations.

The following Standards and Interpretations which were issued before December 31, 2005, but have not become effective as of that date, have been applied in these consolidated financial statements without any material impact on the Company’s consolidated financial statements:

•	IAS 1 (Revised): ‘Capital Disclosures’ (effective from January 1, 2006);

•	IAS 19 (Revised): ‘Actuarial Gains and Losses, Group Plans and Disclosures’ (effective from January 1, 2006);

•	IAS 21 (Revised): ‘Net Investment in a Foreign Operation’ (effective from January 1, 2006);

•	IAS 39 (Revised) ‘Cash Flow Hedge Accounting of Forecast Intragroup Transactions’ (effective from January 1, 2006);

•	IAS 39 (Revised) ‘The Fair Value Option’ (effective from January 1, 2006);

•	IAS 39 and IFRS 4 (Revised) ‘Financial Guarantee Contracts’ (effective from January 1, 2006);

•	IFRIC 4 ‘Determining whether an Arrangement contains a Lease’ (effective from January 1, 2006);

•	IFRIC 5 ‘Rights to interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds’ (effective from January 1, 2006).

IFRS 7 ‘Financial Instruments: Disclosures’, which requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, and which replaces disclosure requirements in IAS 32 ‘Financial Instruments: Disclosure and Presentation’ has not been applied to these consolidated financial statements. In accordance with the effective date of IFRS 7 the Company will apply this Standard for periods beginning January 1, 2007.

As provided in section 402 of the Dutch Civil Code, Book 2, the company income statement of QIAGEN N.V. includes only the net income from group companies and affiliates after tax and other income after tax, as the Company’s figures are included in these consolidated financial statements.

2.2 Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below.

Impairment of Assets

Assets are tested or reviewed for impairment in accordance with the accounting policy stated under 2.21 ‘Impairment of Assets’. Considerable management judgment is necessary to identify impairment indicators and to estimate future sales and expenses, which underlie the discounted future cash flow projection. Factors such as changes in the planned use of buildings, machinery and equipment, closing of facilities, lower than anticipated sales for products with capitalized rights, changes in the legal framework covering patents, technology rights or licenses could result in shortened useful lives or impairment losses to be recognized in the period in which such determination is made.

Income Taxes

The group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining provisions for income taxes. Some of these estimates are based on interpretations of existing laws or regulations. Various internal and external factors, such as changes in tax laws, regulations and rates, changing interpretations of existing tax laws or regulations, future level of research and development spending and changes in overall levels of pre-tax income may have favourable or unfavourable effects on the income tax and deferred tax provisions in the period in which such determination is made.

2.3 Application of IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’

The consolidated financial statements for the period ending December 31, 2005, are the Company’s first IFRS consolidated financial statements. For previous years QIAGEN has prepared consolidated financial statements in conformity with the requirements of the Dutch Civil Code. QIAGEN qualifies as a first-time adopter of IFRS in accordance with IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’. Dutch generally accepted accounting principles (Dutch GAAP) as stated in the Dutch Civil Code qualify as previous GAAP under IFRS 1. January 1, 2004, is the date of transition from Dutch GAAP to IFRS.

QIAGEN elected to use the following exemptions which are granted by IFRS 1:

•	Business combinations: For all business combinations until December 31, 2003, IFRS 3 ‘Business Combinations’ was not applied retrospectively. Therefore, the treatment of those business combinations under Dutch GAAP was principally kept.

•	Employee benefits: All actuarial gains and losses resulting from defined benefit plans were recognized at the date of transition to IFRS.

•	Share-based payment transactions: IFRS 2 ‘Share Based Payments’ was applied to all equity instruments that were granted since the inception of the Company.

The impact of the transition to IFRS on equity, net profit and cash flows is stated below.

	Note	Dutch GAAP January 1, 2004 US$	IFRS* January 1, 2004 US$	Effect of transition to IFRS US$
Assets
Fixed Assets
Intangible fixed assets	(5,8)	45,967,000	52,261,000	6,294,000
Tangible fixed assets		223,458,000	223,458,000	—
Financial fixed assets	(6,7,9)	15,137,000	23,531,000	8,394,000

Total fixed assets		284,562,000	299,250,000	14,688,000

Current Assets
Inventories		65,160,000	65,160,000	—
Receivables		94,708,000	94,807,000	99,000
Cash		98,993,000	98,993,000	—

Total current assets		258,861,000	258,960,000	99,000

Total assets		543,423,000	558,210,000	14,787,000

Shareholders’ Equity and Liabilities

Shareholders’ Equity:
Common shares		1,485,000	1,485,000	—
Share premium	(3)	140,039,000	183,445,000	43,406,000
Retained earnings		154,891,000	122,254,000	(32,637,000)
Cumulative foreign currency translation adjustments		29,864,000	29,974,000	110,000

Total shareholders’ equity		326,279,000	337,158,000	10,879,000

Non-Current Liabilities:
Non-current liabilities	(4,5,9)	121,866,000	125,502,000	3,636,000

Total non-current liabilities		121,866,000	125,502,000	3,636,000

Current liabilities
Current liabilities	(5,9)	95,278,000	95,550,000	272,000

Total current liabilities		95,278,000	95,550,000	272,000

Total shareholders’ equity and liabilities		543,423,000	558,210,000	14,787,000

*	In order to facilitate the comparison of the effects of transition to IFRS, the balance sheet as disclosed above has remained in the former Dutch GAAP format while valuations in the IFRS column have been adjusted to IFRS.

Equity reconciliation from Dutch GAAP to IFRS as of January 1, 2004 (date of transition to IFRS) (US$)	Note	Jan. 1, 2004
Retained earnings in accordance with Dutch GAAP		154,891,000
Capitalization of development expenses	(8)	1,909,000
Tax effects on future amortization of technology and know-how acquired in business combinations	(5)	624,000
Differences in valuation of marketable securities	(7)	306,000
Revenue recognition in accordance with the percentage of completion method		45,000
Revaluation of pension provisions	(4)	(45,000)
Tax impact from intercompany profit elimination of inventory	(6)	(183,000)
Stock option expenses	(3)	(35,293,000)

Retained earnings in accordance with IFRS		122,254,000

Equity reconciliation from Dutch GAAP to IFRS as of December 31, 2004 (most recent consolidated financial statements under Dutch GAAP) (US$)	Note	Dec. 31, 2004
Retained earnings in accordance with Dutch GAAP		194,683,000
Amortization of goodwill	(2)	8,413,000
Capitalization of development expenses	(8)	4,950,000
Unrealized losses from forward contracts	(7)	500,000
Differences in valuation of marketable securities	(7)	306,000
Revenue recognition in accordance with the percentage of completion method		14,000
Revaluation of pension provisions	(4)	(39,000)
Tax impact from intercompany profit elimination of inventory	(6)	(266,000)
Full consolidation of QIAGEN Finance (Luxembourg) S.A. and bifurcation of convertible bond	(1)	(1,487,000)
Stock option expenses	(3)	(55,197,000)

Retained earnings in accordance with IFRS		151,877,000

Profit reconciliation from Dutch GAAP to IFRS for the period ending as of December 31, 2004 (most recent consolidated financial statements under Dutch GAAP) (US$)	Note	2004
Net income in accordance with Dutch GAAP		39,792,000
Amortization of goodwill	(2)	8,413,000
Capitalization of development expenses	(8)	3,041,000
Unrealized losses from forward contracts	(7)	500,000
Revaluation of pension provisions	(4)	6,000
Revenue recognition in accordance with the percentage of completion method		(31,000)
Tax impact from intercompany profit elimination of inventory	(6)	(83,000)
Tax effects on future amortization of technology and know-how acquired in business combinations	(5)	(624,000)
Full consolidation of QIAGEN Finance (Luxembourg) S.A. and bifurcation of convertible bond	(1)	(1,487,000)
Stock option expenses	(3)	(19,904,000)

Net income in accordance with IFRS		29,623,000

(1)	The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A., a company established in 2004 for the purpose of issuing the Company’s convertible debt. Under Dutch GAAP the Company accounted for its investment in QIAGEN Finance (Luxembourg) S.A. as an equity investment and accordingly recorded 100% of the profit or loss of QIAGEN Finance (Luxembourg) S.A. in profit or loss from equity method investments. Under IFRS the interest in the company is fully consolidated. The difference in net income and retained earnings between IFRS and Dutch GAAP primarily relates to the fact that the convertible debt qualifies as a compound financial instrument and, accordingly, the financial liability and the equity component resulting from this instrument were considered separately in the IFRS consolidated financial statements (bifurcation).
(2)	Under Dutch GAAP goodwill acquired in business combinations was amortized on a straight line basis. As the Company elected not to apply IFRS 3 ‘Business Combinations’ retrospectively to business combinations that occurred before the date of transition to IFRS, the carrying amount of goodwill under Dutch GAAP (net of amortization) was recorded as goodwill in the IFRS opening balance sheet. From January 1, 2004, onwards no further amortization on goodwill was considered in the IFRS consolidated financial statements.
(3)	In 1996 the Company adopted the QIAGEN N.V. 1996 Employee, Director and Consultant Stock Option Plan (the Option Plan). Under Dutch GAAP no stock-based employee compensation cost was reflected in net income, as all options granted under the Option Plan had an exercise price equal or in excess of the market value of the underlying common stock on the grant date. In accordance with IFRS 1 QIAGEN chooses to apply IFRS 2 ‘Share-based Payment’ to all equity instruments that were granted since the inception of the Option Plan. This means that the services received must be accounted for as an expense with a corresponding increase in share premium as the services were received in equity-settled share-based transactions.
(4)	The group operates a number of defined benefit plans which need to be accounted for in accordance with IAS 19 ‘Employee Benefits’. In accordance with IFRS 1 QIAGEN elects to recognize all cumulative actuarial gains and losses resulting from these plans at the date of transition to IFRS. Accordingly, a difference arises to the treatment which was applied under Dutch GAAP.
(5)	In accordance with IAS 12 ‘Income Taxes’ tax effects of the future amortization of the acquired developed technology and know-how in connection with the acquisition of Xeragon, Inc. and GenoVision A.S were considered in the IFRS opening balance sheet as of January 1, 2004. In the Dutch GAAP consolidated financial statements these effects were considered during 2004.

(6)	Under Dutch GAAP the measurement of the deferred tax adjustment when performing the intercompany profit elimination was determined by applying the tax rate which is relevant for the selling company. Under IAS 12 ‘Income Taxes’ the deferred taxes have been determined by applying the tax rate which is relevant for the company that is holding the inventory.
(7)	Further differences relate to the valuation of marketable securities and the realization of gains from forward contracts.
(8)	Under Dutch GAAP all expenses arising in development activities of the Company erroneously were expensed. Under IFRS development expenses meeting the requirements of IAS 38.57 were capitalized as intangible assets in accordance with IAS 38 ‘Intangible Assets’ and are amortized over their estimated useful lives.
(9)	As a consequence of the above adjustments which were made to the income statement or balance sheet deferred taxes were recalculated in accordance with IAS 12 ‘Income Taxes’. As a result of these changes the net deferred tax position was increased by US$ 4,6 million as of January 1, 2004.

For fiscal year 2004 the above adjustments increase operating cash flows by US$ 644.000, decrease the exchange rate changes on cash and cash equivalents by US$ 335.000 and increase cash and cash equivalents by US$ 309.000 compared to the consolidated financial statements under Dutch GAAP for the same period.

2.4 Consolidation

The consolidated financial statements include all companies in which the group, directly or indirectly, has more than 50% of the voting rights or over which it exercises control. Companies are included in the consolidation as from the date on which control is transferred to the group, while companies sold are excluded from the consolidation as from the date that control ceases. The purchase method is used to account for acquisitions. The cost of an acquisition is measured as the fair value of the assets given, shares issued and liabilities incurred or assumed at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the company acquired is recorded as goodwill. Intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Investments in companies over which the group is able to exercise significant influence, generally participations of 20% or more of the voting power, but over which it does not exercise management control, are accounted for by using the equity method. Such investments are initially recognized at cost and subsequently adjusted for the group’s share of net income and equity.

2.5 Foreign Currency Translation

The Company’s presentation currency is the U.S. dollar (US$). The subsidiaries’ functional currencies are the local currency of the respective country with the exception of QIAGEN Finance (Luxembourg S.A.) which functional currency is the U.S. dollar. Balance sheets prepared in their functional currencies are translated to the presentation currency at exchange rates in effect at the end of the accounting period except for shareholders’ equity accounts, which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation is included in shareholders’ equity. On disposal of the group company, such translation differences are recognized in the income statement as part of the gain or loss on sale.

Foreign currency transactions are translated using the exchange rate prevailing at the dates of the transactions. Foreign currency transaction gains and losses are included in the income statement, except for those related to intercompany transactions of a long-term investment nature which represent in substance part of the reporting entity’s net investment in a foreign entity; such gains and losses are included in the cumulative foreign currency translation adjustments component of shareholders’ equity.

2.6 Revenue Recognition

Revenue from the sale of products and from the sale and/or licensing of technologies is recognized upon transfer of significant risks and rewards of ownership to the customer. For instrumentation equipment sales that contain other obligations, such as providing consumables, advanced training, extended warranty services or preventative maintenance contracts, revenue is allocated based on the relative fair values of the individual components as determined by list prices. Revenues for extended warranty services or product maintenance contracts are recognized on a straight-line basis over the contract period.

Revenue from the sales of products is reported net of sales and value added taxes, rebates and discounts and after eliminating sales within the group. Provisions for rebates and discounts are recognized in the same period that the related sales are recorded, based on the contract terms and historical experience. Provisions for product returns are made based on historical trends and specific knowledge of any customer’s intent to return products. Royalty and licensing incomes are recognized on an accrual basis in accordance with the economic substance of the agreement. Revenue from the rendering of services is recognized as the service is rendered over the contract period and reported as part of revenue from the sale of products.

2.7 Research and Development

Expenditure on research activities is recognized in the income statement as an expense as incurred. Expenditure on development activities is capitalized if the product or process is technically and commercially feasible and the group has sufficient resources to complete development. The capitalized expenses are amortized on a straight-line basis over their estimated useful lives (between two and twelve years).

2.8 Government Grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Otherwise, payments received under Government grants are recorded as liabilities in the balance sheet. When the grant relates to an expense item, it is recognized over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value of the grant is deducted from the carrying amount of the asset, resulting in a reduction of the depreciation of the asset.

2.9 Borrowing Costs

Borrowing costs are recognized as an expense in the period in which they are incurred, except to the extent that they are capitalized for qualifying assets of property, plant and equipment.

2.10 Pension Obligations

The group operates a number of defined benefit and defined contribution plans. For defined benefit plans, the group companies provide for benefits payable to their employees on retirement by charging current service costs to income. The liability in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, together with adjustments for actuarial gains/losses exceeding the corridor and past service costs. Defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees’ projected salaries and uses interest rates of highly liquid corporate bonds which have terms to maturity approximating the terms of the related liability. Significant actuarial gains or losses arising from experience adjustments, changes in actuarial assumptions and amendments to pension plans are charged or credited to income over the average service life of the related employees when they exceed the corridor. The group’s contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate.

2.11 Stock Option Plan

The Company has a stock option plan, which is described in detail under 26. ‘Stock Option Plan’. A compensation charge is calculated at the date the options are granted. This charge is recognized over the stock option’s vesting period. When the option is exercised, the proceeds received net of any transaction costs are credited to share capital and share premium.

2.12 Taxation

Taxes reported in the consolidated income statements include current and deferred income taxes. Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

2.13 Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and deposits with banks that have a maturity of three months or less from the date of acquisition and which are readily convertible to known amounts of cash. This definition is also used for the consolidated statements of cash flows. The Company maintains its cash accounts in highly qualified institutions.

2.14 Trade Accounts Receivable

Trade accounts receivable are carried at the original invoice amount less provisions made for doubtful accounts. Provisions for doubtful accounts are established when there is objective evidence that the group will not be able to collect all amounts due and are estimated based on a review of all outstanding invoice amounts. Bad debts are written off in the year they are identified.

2.15 Inventories

Inventories are stated at the lower of cost and net realizable value. The cost of inventories is calculated using the FIFO method. The cost of work in process and finished goods includes raw materials, direct labor and production overhead expenditure based upon normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business less the cost of completion and distribution expenses. Provisions are established for slow-moving and obsolete inventory.

2.16 Property, Plant and Equipment

Property, plant and equipment, including equipment under finance lease, are stated at cost of acquisition or construction cost. Depreciation is computed using the straight-line and declining balance methods over the following estimated useful lives of the assets:

Buildings	one to fourty years
Machinery and equipment	five to ten years
Computer software	one to five years
Furniture and office equipment	two to ten years
Leasehold improvements	over the shorter of the lease term and the useful life of the asset

Land is not depreciated. Construction costs include borrowing costs and operating expenses that are directly attributable to items of property, plant and equipment capitalized during construction. Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Subsequent expenditure on an item of property, plant and equipment is capitalized at cost only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. Repair and maintenance costs are expensed as incurred. Gains and losses on disposal or retirement of items of property, plant and equipment are determined by comparing the proceeds received with the carrying amounts and are included in the consolidated income statements.

2.17 Leases

Leases of items of property, plant and equipment under which the group assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments as property, plant and equipment. The items of property, plant and equipment which are acquired under finance leases are depreciated over the shorter of the useful life of the asset in accordance with the group’s depreciation policy and the lease term. The corresponding liabilities, net of financing charges, are included in the current and non-current portions of financial debts. The interest element of the financing cost is charged to the income statement over the lease period. Leases under which the lessor effectively retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. There are no material lease agreements in which the Company acts as a lessor.

2.18 Goodwill

Goodwill represents the excess of the acquisition cost over the group’s share of the fair value of the net assets acquired, at the date of acquisition. Goodwill is stated at cost less accumulated impairment losses. Goodwill is tested for impairment at least annually.

2.19 Intangible Assets

Expenditure on acquired technology rights, patents, trademarks and licenses are capitalized as intangible assets when it is probable that future economic benefits will flow to the group and the cost can be measured reliably. Technology rights, patents, trademarks and licenses are amortized on a straight-line basis over their estimated useful lives (between one and twenty years).

2.20 Financial Assets

The group has classified all its investments in debt and equity securities as available-for-sale securities, as they are not acquired to generate profit from short-term fluctuations in price. Available-for-sale securities are reported as current and non-current financial assets, depending on their remaining maturities. Purchases and sales of investments are recognized on the trade date, which is the date that the group commits to purchase or sell an asset. Investments are initially recognized at purchase cost including transaction costs and subsequently carried at fair value except for investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be measured reliably, which are measured at cost. Unrealized gains and losses arising from changes in the fair value of available-for-sale investments are recognized in equity. When the available-for-sale investments are sold, impaired or otherwise disposed of, the cumulative gains and losses previously recognized in equity are included in the income statement for the period. The fair values of marketable investments that are traded in active markets are determined by reference to stock exchange quoted bid prices.

2.21 Impairment of Assets

Items of property, plant and equipment and other non-current assets, including goodwill and intangible assets, are reviewed at least annually for impairment losses, and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use. Value in use is calculated based on estimated future cash flows expected to result from the use of the asset and its eventual disposition, discounted using an appropriate long-term pre-tax interest rate. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

2.22 Provisions

Provisions are recognized by the group when a present legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation. Restructuring provisions are recorded in the period in which management has committed to a plan and it becomes probable that a liability will be incurred and the amount can be reasonably estimated. Restructuring provisions comprise lease termination penalties, other penalties and employee termination payments.

2.23 Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on whether the derivative is designated to hedge a specific risk and qualifies for hedge accounting. The group designates certain derivatives which qualify as hedges for accounting purposes as a hedge of a forecasted transaction or a firm commitment (cash flow hedge).

The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets. The group also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items.

Cash flow hedge

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognized in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously included in equity are included in the initial measurement of the asset or liability. Otherwise, amounts recorded in equity are transferred to the income statement and classified as income or expense in the same period in which the forecasted transaction affects the income statement.

When a hedging instrument no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time is recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Derivatives that do not qualify for hedge accounting

Certain derivatives transactions do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement as part of the financial result. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

2.24 Financial Debts

Financial debts are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, financial debts are stated at amortized cost using the effective yield method; any difference between the proceeds and the redemption value is recognized in the income statement in the period of the borrowings. Financial debts are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. When convertible bonds are issued, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is recorded as a liability on the amortized cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option, which is recognized and included in shareholders’ equity; the value of the conversion option is not changed in subsequent periods.

2.25 Segment reporting

The group’s primary reporting format for segment reporting is geographical segments and the secondary reporting format is business segment. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments. The risk and return of the group’s operations are primarily determined by the geographical location of the operations. This is reflected by the group’s organizational structure and internal financial reporting system.

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. The consumables business segment and the instruments business segment have been identified as the Companies business segments. The consumables business segment makes up for more than 90% of the revenues of the group, for more than 90% of the combined result of the group and for more than 90% of the total assets of the group as of December 31, 2005 and 2004, respectively. Accordingly, the consumables business segment is considered to be the dominant business segment and any secondary segment reporting is omitted in accordance with materiality considerations.

3. Earnings Per Share

Basic Earnings Per Share

Basic earnings per share is calculated by dividing the net income attributable to shareholders by the weighted average number of shares outstanding during the year.

Basic Earnings Per Share (US$)	2005	2004
Total net income	48,122,000	29,623,000

Weighted average number of common shares used to compute basic net income per common share	147,837,000	146,658,000

Basic earnings per share	0.33	0.20

Diluted earnings per share

For diluted earnings per share, the weighted average number of common shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond. For stock options, a calculation is made to determine the number of shares that could have been acquired at fair value based on proceeds from the exercise of stock options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the stock options. The difference is added to the denominator as additional shares for no consideration. There is no adjustment made to the numerator. In 2005, share equivalents of 2.269.000 common shares (2004: 1.861.000 common shares) arising from stock options granted to employees and directors were included in calculating diluted earnings per share. In 2005, 5.235.000 outstanding stock options (2004: 5.430.000 stock options) were not considered in the calculation as they were anti-dilutive.

For the convertible bond, the number of shares into which the bond is assumed to be fully convertible is added to the denominator. The numerator is increased by eliminating the interest expense, net of tax, that would not be incurred if the bond were converted. In 2005, share equivalents of 11.862.000 common shares arising from the convertible bond were included in calculating diluted earnings per share. In 2004, the effect of the convertible bond was excluded from the calculation of diluted earnings per share as it was anti-dilutive.

(US$)	2005	2004
Total net income (adjusted)	51,831,000	29,623,000

Weighted average number of common shares used to compute diluted net income per common share	161,968,000	148,519,000

Diluted earnings per share	0.32	0.20

4. Acquisitions and Disposals

artus Gesellschaft für molekularbiologische Diagnostik und Entwicklung mbH

In May 2005, the Company acquired all of the outstanding capital stock of artus Gesellschaft für molekularbiologische Diagnostik und Entwicklung mbH (artus), an established leader in PCR-based molecular diagnostic tests for pathogenenic, genotyping and pharmacogenomic testing. artus’ unique portfolio spans over 60 assays including 30 CE marked assays for detection of a variety of viral and bacterial pathogens such as SARS, Herpes simplex virus -1/-2, Epstein-Barr-Virus (EBV), West Nile Virus, Malaria, Salmonella and Avian Flu. The portfolio also includes select assays for genotyping and veterinary medicine and a strong pipeline of complete panels for certain disease profiles. artus maintains a very active network of relationships with academic and industrial partners to identify and develop test opportunities. The Company believes that this acquisition is an excellent fit in its strategy to increase the Company’s value as a partner to the molecular diagnostics industry. In addition to its leading position in preanalytical sample preparation in molecular diagnostics, the Company is now able to offer optimized and synchronized combinations of preanalytical sample preparation and diagnostic assay solutions to its partners in molecular diagnostics. By providing the opportunity for partners in molecular diagnostics to expand their portfolio by adding artus’ validated assays, the Company intends to further contribute to accelerating the growth of molecular diagnostics by broadening the menu of tests available on today’s diagnostic platforms.

The purchase price, including direct acquisition costs and adjusted as per the terms of the share purchase agreement, paid by the Company was approximately EUR 26,4 million (approximately US$ 32,6 million at May 31, 2005) in cash. A total of EUR 9,3 million (approximately US$ 11,5 million at May 31, 2005), of which EUR 2,7 million was considered as purchase price, was paid into escrow and will be released subject to certain milestones being met. In connection with the acquisition, the Company expensed costs of approximately US$ 2,0 million, which includes US$ 1,8 million related to the impairment of existing fixed and other assets as a result of the acquisition.

Using the results of an independent appraisal, the purchase price of US$ 32,6 million has been allocated as follows: US$ 21,1 million was allocated to purchased intangibles, to be amortized over 13 years, US$ 3,4 million to customer relationships, to be amortized over 10 years, US$ 714.000 for purchased in-process research and development, to be amortized over 13 years, and US$ 24,1 million to goodwill. In addition, the Company acquired tangible net assets of US$ 5,7 million (cash: US$ 1,3 million, trade accounts receivable: US$ 1,0 million, inventories: US$ 0,7 million, other receivables: US$ 0,1 million, property, plant and equipment: US$ 0,3 million, deferred tax asset: US$ 4,5 million less liabilities: US$ 2,2 million), assumed debt of US$ 16,3 million and recorded a deferred tax liability related to the acquired intangibles of US$ 6,1 million. The results of operations of artus are included in the consolidated results for the Company from the date of acquisition.

The following table states the carrying amounts for each class of the acquired assets and liabilities at the acquisition date:

Carrying Values at Acquisition Date

(US$)	Carrying values
Cash	1,306,000
Trade accounts receivable	1,061,000
Inventories	908,000
Other receivables	89,000
Property, plant and equipment	384,000
Intangible assets	17,756,000
Lines of credit	(3,087,000)
Trade accounts payable	(1,155,000)
Provisions, accrued expenses and other liabilities	(15,533,000)

1,729,000

Shenzhen PG Biotech Co. Ltd.

In the third quarter of fiscal year 2005 the Company obtained the right to acquire Shenzhen PG Biotech Co. Ltd. (PG Biotech). PG Biotech is a leading developer, manufacturer and supplier of polymerase chain reaction (PCR)-based molecular diagnostic kits in China. The acquisition will expand QIAGEN’s position as a leading provider of molecular diagnostics solutions to OEM partners and customers in the rapidly growing Asian markets. At December 31, 2005, the transaction was pending Chinese government approval and subject to customary closing conditions. The Company closed the transaction in February 2006.

Molecular Staging, Inc.

In September 2004, the Company completed the acquisition of key assets of Molecular Staging, Inc. (MSI), New Haven, Connecticut, USA. MSI had developed a range of proprietary products and services based on its Multiple Displacement Amplification (MDA) and Rolling Circle Amplification (RCA) technology. The key application of MDA is whole genome amplification (WGA) which is designed to eliminate limitations created by the scarce quantities of DNA samples available for customers to perform an increasing number of analyses. The technology portfolio acquired from MSI adds a new dimension of customer benefit and is in the Company’s core focus on pre-analytical solutions. The primary reason for the acquisition was to enable the Company to provide customers a solution for the limitations of scarce DNA samples. Following QIAGEN-based nucleic acid purification, WGA provides precise, complete and nearly unlimited copies of the entire genome and thereby creates a sufficient quantity of DNA from even the smallest amounts of starting material enabling a practically unlimited number of analyses. QIAGEN launched a series of kits integrating the newly acquired technology to address specific customer needs in early 2005.

The acquired business of MSI has been integrated into the Company’s operations in Germany. The results of operations are included in the consolidated results for the Company from the date of acquisition. The total cost of the acquisition was US$ 28,5 million in cash and the Company incurred direct acquisition costs of US$ 1,0 million. The Company agreed to pay additional potential earn-out amounts of up to US$ 6,75 million based on revenue milestones in 2004 and 2005 of which the first milestone of US$ 3,75 million was earned in 2004 and paid in February 2005 resulting in an increase to goodwill, and US$ 1,2 million of the second milestone was earned and is accrued in the accompanying balance sheet at December 31, 2005. In connection with the acquisition, the Company expensed costs of approximately US$ 2,1 million, which includes a US$ 1,5 million charge to cost of sales related to inventory which will be replaced with products integrating the newly acquired technologies and a US$ 572.000 charge to operating expenses related to the impairment of other assets as a result of the acquisition.

Using the results of an independent appraisal, the purchase price was allocated as follows: US$ 1,2 million to license agreement, US$ 13,0 million to developed technology (both to be amortized over 14 years), US$ 100.000 to equipment acquired, and US$ 19,2 million to goodwill, which is deductible for income tax purposes.

Other Acquisitions

During 2005, the Company completed five other acquisitions which were not significant to the overall consolidated financial statements. The aggregate purchase price of the 2005 acquisitions was US$ 43,1 million. Pursuant to the purchase agreements, the Company could be required to make additional contingent cash payments totaling US$ 27,2 million through 2009. Any contingent payments made will be accounted for as additions to the purchase price.

Using the results of independent appraisals, the purchase prices totaling US$ 43,1 million have been allocated as follows: US$ 21,9 million was allocated to purchased intangibles, to be amortized over lives up to 14 years, US$ 2,5 million for purchased in-process research and development, to be amortized over 14 years, and US$ 15,3 million to goodwill, US$ 12,4 of which is deductible for tax purposes. In addition, the Company acquired tangible net assets of US$ 3,3 million (consisting of cash of US$ 0,3 million, property, plant and equipment of US$ 3,1 million and working capital of US$ -0,1 million). The allocation of one of the acquisitions reflects the Company’s estimates of the purchase price allocation and will be revised at a later date. The results of operations of the acquired companies are included in the consolidated results for the Company from the date of acquisition.

Due to the fact that for some of these acquisitions the respective information is not available it is impracticable to disclose the carrying amounts of each class of the acquirees’ assets and liabilities.

Pro Forma Results

The following unaudited pro forma information assumes that the above acquisitions occurred at the beginning of the periods presented. For the years ended December 31, 2005 and 2004, pro forma net sales would have been US$ 415,2 million and US$ 400,4 million and pro forma net income would have been US$ 47,0 million and US$ 22,2 million, respectively. The pro forma data excludes the 2005 acquisition related costs including a US$ 439.000 charge to cost of sales related to inventory and a US$ 3,2 million charge, which includes US$ 1,8 million related to the impairment of fixed and other assets as a result of the acquisitions. These unaudited pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisitions been in effect at the beginning of the periods presented, or of future results of the combined operations.

Due to the integration of the acquired entities into the existing structure of the group it is impracticable to disclose the amount of the acquirees’ profit or loss which relates to the period subsequently to the acquisition and which is included in the profit of the Company for fiscal year 2005.

Disposal of Synthetic DNA Business Unit

In June 2004, the Company sold a significant portion of its synthetic DNA business unit to a group of investors, including a former member of management for US$ 24,3 million, of which US$ 17,8 million was paid in cash and the remainder is to be paid over a five year period ending in June 2009. The synthetic DNA business unit had operations located in the United States, Germany and Japan. The Company incurred a net loss related to the sale of such business of approximately US$ 9,8 million, which was included in other expense in 2004. The net loss included net costs of US$ 4,1 million on the transaction, severance costs of US$ 2,7 million and lease termination and facility exit costs of US$ 3,0 million.

5. Revenues

Revenues (US$)	2005	2004
Product sales	396,000,000	378,998,000
Royalty and license income	2,395,000	1,401,000

	398,395,000	380,399,000

6. Government Grants

In 2005 the Company recorded income from Government grants in the amount of US$ 1.541.000. As of December 31, 2005, liabilities in the amount of US$ 1.086.000 are recorded with respect to grants which have been received but for which not all conditions have been met.

7. Relocation and Restructuring Costs

In line with the Company’s focus of streamlining and strengthening its operations, during 2004 the Company completed the realignment of certain operating functions, primarily in the United States, including the relocation of some of these functions to the Company’s North American Headquarters in Germantown, Maryland, which opened in 2002. In the second quarter of 2004 restructuring costs were incurred in connection with the sale of the majority of the Company’s synthetic DNA business unit. The Company expensed approximately US$ 3,8 million of restructuring and relocation costs in 2004. These costs consisted primarily of relocation and severance costs of US$ 2,5 million, lease and facility costs of US$ 1,0 million, and other costs of US$ 297.000.

8. Financial Income (Expense), Net

Financial Income (Expense), Net (US$)	2005	2004
Financial income	7,557,000	2,889,000
Financial expense	(9,641,000)	(7,219,000)
Foreign currency gains (losses), net	(157,000)	(68,000)

	(2,241,000)	(4,398,000)

9. Other Income (Expense), Net

Other expense, net includes transactions that are outside the core group business such as non-operating unrealized losses and losses on disposal of available-for-sale equity investments, donations to charitable and other foundations and rental income and expense earned and paid on certain leases. In 2004 a net loss of approximately US$ 9,8 million related to the sale of the DNA business unit is included in this position.

10. Personnel Costs

Personnel costs amounted to US$ 129,8 million in 2005 (2004: US$ 128,2 million). As of December 31, 2005, there were 1.589 employees within the group (December 31, 2004: 1.322).

11. Income Taxes

Major components of income tax expense for the years ended December 31, 2005 and 2004, are:

Income tax provision (US$)	2005	2004
Current income tax
Current income tax charge	28,816,000	25,932,000
Adjustment in respect of current income tax of previous years	483,000	(138,000)
Deferred income tax
Relating to origination and reversal of temporary differences	2,990,000	(1,310,000)
Relating to changes in tax rates	(249,000)	301,000

	32,040,000	24,785,000

A reconciliation of income tax expense applicable to accounting profit before income tax at the statutory income tax rate (31,5% in 2005, 34,5% in 2004) to income tax expense at the group’s effective income tax rate for the years ended December 31, 2005 and 2004, is as follows:

Reconciliation of income tax expense (‘000 US$)	2005	2004
Accounting profit before tax	80,162	54,408

At Dutch statutory income tax rate of 31,5% (2004: 34,5%)	25,251	18,771
Income from tax rate differences	4,429	1,067
Income taxes related to prior years	482	(137)
Income taxes from first time recognition of DTA for NOL	0	(525)
Income taxes from write-down of DTA for NOL	0	558
Income taxes related to changes in tax rates	(249)	301
Income tax impact from exempt income	(1,804)	(2,179)
Income tax impact related to Stock Option Plan (stock price fluctuations)	3,687	6,946
Other	244	(17)

	32,040	24,785

The effective income tax rate amounts to 40,0% in 2005 (45,6% in 2004).

Deferred income tax at December 31, 2005 and 2004, relates to the following:

Deferred taxes (US$)	Dec. 31, 2005	Dec. 31, 2004	Change
Deferred tax assets
Allowance for bad debts	690,000	809,000	(119,000)
Bonus/Commission accrual	220,000	151,000	69,000
Vacation accrual	319,000	296,000	23,000
Warranty accrual	244,000	186,000	58,000
Accrued liabilities	1,479,000	2,441,000	(962,000)
Depreciation and amortization	317,000	372,000	(55,000)
Devaluation of intercompany loan	0	65,000	(65,000)
Tax credits	744,000	377,000	367,000
NOL carryforward	6,610,000	6,400,000	210,000
Inventories	3,864,000	2,970,000	894,000
Deferred revenue	1,212,000	1,115,000	97,000
Capitalized start-up costs	1,214,000	1,796,000	(582,000)
Finance lease	623,000	632,000	(9,000)
US state income taxes	383,000	118,000	265,000
Intangibles	3,311,000	0	3,311,000
Stock options	9,252,000	7,808,000	1,444,000
Other	239,000	771,000	(532,000)
Valuation Allowance	(1,105,000)	(1,029,000)	(76,000)

Gross deferred income tax asset	29,616,000	25,278,000

Deferred tax liabilities
Bonus/Commission accrual	(17,000)	0	(17,000)
Warranty accrual	(55,000)	0	(55,000)
Accrued liabilities	(519,000)	(739,000)	220,000
Depreciation and amortization	(9,486,000)	(10,163,000)	677,000
Inventories	(407,000)	(683,000)	276,000
Deferred revenue	(22,000)	0	(22,000)
US state income taxes	(34,000)	(39,000)	5,000
Intangibles	(15,689,000)	(6,666,000)	(9,023,000)
Bifurcation of convertible debt	(8,658,000)	(9,967,000)	1,309,000
Other	(367,000)	(324,000)	(43,000)

Gross deferred income tax liability	(35,254,000)	(28,581,000)

Net deferred tax assets (liabilities)	(5,638,000)	(3,303,000)

Change in deferred taxes			(2,335,000)

thereof deferred income tax provision			(2,741,000)
thereof booked during purchase accounting			(3,222,000)
thereof booked through equity			1,138,000
other changes			2,490,000

The net deferred tax asset and liability are reflected on the Company’s consolidated balance sheets at December 31, 2005 and 2004, as follows:

Deferred taxes (US$)	Dec. 31, 2005	Dec. 31, 2004
Deferred tax assets	26,271,000	22,469,000
Deferred tax liabilities	(31,909,000)	(25,772,000)

Net deferred tax assets (liabilities)	(5,638,000)	(3,303,000)

As of December 31, 2005 and 2004, the Company had NOL carry-forwards in various countries equal to approximately US$ 21,4 million and US$ 19,5 million. These NOLs were primarily generated from operating losses from the Company’s subsidiaries. A portion of these NOLs, approximately US$ 5,5 million at December 31, 2005, expire in various years through 2015. The remaining balance of US$ 15,9 million does not expire.

Deferred tax assets as of December 31, 2005 and 2004, relating primarily to net operating loss carry-forwards have been reduced by a valuation allowance of approximately US$ 1,0 million to a net amount that management believes is more likely than not to be realized. Management believes that the Company will generate sufficient income in future to utilize the NOL carry-forwards. To the extent that future valuation allowances are required, the effect of the allowance will be recorded in the provision for income taxes in the period the determination is made.

At December 31, 2005, there was no deferred income tax liability recognized for taxes (2004: US$ 0) that would be payable on the unremitted earnings of certain of the group’s subsidiaries, as the group has either no liability to additional taxation should such amounts be remitted due to the availability of double taxation relief or such remittance is not expected to occur and the tax impact would be non-material.

There are no income tax consequences for the Company attaching to the payment of dividends to the shareholders of the company.

12. Cash and Cash Equivalents

Cash and Cash Equivalents (US$)	Dec. 31, 2005	Dec. 31, 2004
Cash at bank and on hand	78,423,000	43,805,000
Short-term bank deposits	113,555,000	152,879,000

	191,978,000	196,684,000

Short-term bank deposits have a maturity of three months or less. All funds are placed with banks with a high credit rating (minimum rating A).

13. Available-For-Sale Financial Assets

Available-For-Sale Financial Assets (US$)	Dec. 31, 2005	Dec. 31, 2004
Available-for-sale equity securities	10,504,000	5,414,000
Available-for-sale debt securities	15,000,000	30,153,000

Total available-for-sale financial assets	25,504,000	35,567,000

- thereof current available-for-sale financial assets	15,000,000	30,153,000
- thereof non-current available-for-sale financial assets	10,504,000	5,414,000

Available-For-Sale Financial Assets (US$)	Cost Dec. 31, 2005	Gross unrealized gains Dec. 31, 2005	Gross unrealized losses Dec. 31, 2005	Dec. 31, 2005
Available-for-sale equity securities	7,536,000	2,968,000	0	10,504,000
Available-for-sale debt securities	15,000,000	0	0	15,000,000

	22,536,000	2,968,000	0	25,504,000

The Company has made strategic investments in certain companies that are classified as available-for-sale equity securities. These investments are carried at fair value. Investments in unquoted equity instruments are measured at cost as their fair values cannot be measured reliably due to the lack of reliable information needed for the determination of the fair values. However, it is estimated that the carrying amounts of these investment approximate their fair values.

The Company holds 289.096 shares in Coley Pharmaceutical Group, Inc. (CPG). In 2005 CPG completed its IPO. At December 31, 2005, the shares in CPG have a fair market value of US$ 4,4 million and a cost of US$ 1,4 million. The Company was restricted from selling the shares until February 2006.

At December 31, 2005 and 2004, the Company had investments in available-for-sale debt securities which are classified as current, as the Company’s plan is generally not to hold its investments in such securities until maturity in order to take advantage of market conditions.

At December 31, 2004, the Company held one investment with a fair market value of US$ 30,2 million and cost of US$ 30,5 million and believed that the decline in value was temporary since the investment had been in a loss position for less than 12 months, and the decline appeared to be the result of changing market rates and not related to any specific event. During 2005, the Company did not see improvement, therefore during the course of the year sold the entire investment, realizing a total loss of US$ 507.000.

Unrealized gains and losses on available-for-sale equity and debt securities, net of any realized amounts are included in other reserves.

For the years ended December 31, 2005 and 2004, proceeds from sales of available-for-sale equity and debt securities totaled US$ 50,4 million and US$ 14,9 million, respectively, and realized losses during 2005 totaled US$ 507.000 and realized gains during 2004 totaled US$ 481.000, respectively.

14. Trade Accounts Receivable

Trade Accounts Receivable (US$)	Dec. 31, 2005	Dec. 31, 2004
Trade accounts receivable, gross	65,926,000	68,745,000
Provision for doubtful accounts	(2,388,000)	(2,647,000)

	63,538,000	66,098,000

The group sells its products worldwide through sales subsidiaries and distributors. There is no concentration of credit risk with respect to trade accounts receivable as the group has a large number of internationally dispersed customers.

15. Inventories

Inventories (US$)	Dec. 31, 2005	Dec. 31, 2004
Raw materials	18,200,000	15,999,000
Work in process	18,064,000	23,596,000
Finished goods	17,389,000	20,569,000

	53,653,000	60,164,000

Included in inventories as of December 31, 2005, are US$ 4,9 million (2004: US$ 4,7 million) of inventory provisions. The movement in inventory provisions was recorded as a write-down under cost of sales. During 2005 inventories in the amount of US$ 63,5 million have been recognized as cost of sales (2004: US$ 60,3 million).

16. Prepaid Expenses and Other Current Assets

Prepaid Expenses and Other Current Assets (US$)	Dec. 31, 2005	Dec. 31, 2004
Prepaid expenses and prepayments	14,991,000	5,855,000
Escrow funds	3,908,000	0
VAT	958,000	1,477,000
Loan Operon GmbH	760,000	1,546,000
Receivables against Operon Biotechnologies Inc.	652,000	341,000
Employee advances	282,000	422,000
Other	2,261,000	2,988,000

	23,812,000	12,629,000

17. Property, Plant and Equipment

Property, Plant and Equipment (US$)	Jan. 1, 2005	Additions	Additions from Business Combinations	Disposals	Currency Adjustments	Dec. 31, 2005
Cost
Land and buildings	147,138,000	4,461,000	0	0	(11,995,000)	139,604,000
Machinery and equipment	69,073,000	3,590,000	2,309,000	1,452,000	(5,993,000)	67,527,000
Furniture and office equipment	37,025,000	4,155,000	408,000	4,249,000	(3,424,000)	33,915,000
Leasehold improvements	34,656,000	383,000	267,000	683,000	(4,321,000)	30,302,000
Construction in progress	6,242,000	3,379,000	0	3,630,000	(602,000)	5,389,000

	294,134,000	15,968,000	2,984,000	10,014,000	(26,335,000)	276,737,000

	Jan. 1, 2005	Additions	Disposals	Currency Adjustments	Dec. 31, 2005
Accumulated depreciation
Land and buildings	8,634,000	3,486,000	0	(793,000)	11,327,000
Machinery and equipment	37,223,000	4,870,000	702,000	(3,811,000)	37,580,000
Furniture and office equipment	24,171,000	5,325,000	2,781,000	(2,481,000)	24,234,000
Leasehold improvements	15,102,000	2,086,000	423,000	(1,965,000)	14,800,000
Construction in progress	0	0	0	0	0

	85,130,000	15,767,000	3,906,000	(9,050,000)	87,941,000

	Dec. 31, 2005	Dec. 31, 2004
Net book value
Land and buildings	128,277,000	138,504,000
Machinery and equipment	29,947,000	31,850,000
Furniture and office equipment	9,681,000	12,854,000
Leasehold improvements	15,502,000	19,554,000
Construction in progress	5,389,000	6,242,000

	188,796,000	209,004,000

Property, plant and equipment pledged as security against non-current financial debts amounts to US$ 62,6 million at December 31, 2005. The net carrying amount of property, plant and equipment under finance lease contracts amounts to US$ 8,8 million as of December 31, 2005.

The information for the comparative period is provided below:

Property, Plant and Equipment (US$)	Total
Net book value as of January 1, 2004	223,458,000
Additions/transfers	10,789,000
Disposals	(18,538,000)
Depreciation charge for the year	(17,154,000)
Translation adjustments	10,449,000

Net book value as of December 31, 2004	209,004,000

Accumulated depreciation as of December 31, 2004	85,130,000

18. Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2005, are as follows:

Goodwill (US$)	Total
January 1, 2005	47,497,000
Goodwill acquired during the year	39,586,000
Purchase price adjustments for earn-out payments	1,271,000
Foreign currency translation	(5,620,000)

December 31, 2005	82,734,000

With respect to additions to goodwill reference is made to 4. ‘Acquisitions and Disposals’.

The information for the comparative period is provided below:

Goodwill (US$)	Total
January 1, 2004	25,255,000
Goodwill acquired during the year	19,062,000
Purchase price adjustments for earn-out payments	0
Foreign currency translation	3,180,000

December 31, 2004	47,497,000

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units or groups of cash generating units that are expected to benefit from that business combination. For this purpose operating segments were identified which generate cash flows which are separable from the cash flows of other operating segments. While in most cases this determination is based on products and technologies, in some cases the determination is based on subsidiaries. For impairment testing, the recoverable amount of goodwill allocated to a cash generating unit (higher of the cash generating unit’s fair value less selling costs and its value in use) is compared to the carrying amount of the net assets employed (including goodwill) of the cash generating units. Value in use is normally assumed to be higher than the fair value less selling costs, therefore, fair value less selling costs is only investigated when value in use is lower than the carrying amount of the cash generating unit. The value in use is calculated based on estimated future cash flow projections expected to result from the use of the cash generating unit, discounted using an appropriate long-term pre-tax discount rate.

The allocation of the carrying amount of goodwill as of December 31, 2005, to the cash generating units and key assumptions used for the value in use calculations is presented below:

Cash Generating Units (US$) Cash generating unit	Carrying amount of goodwill
IVD assays	23,041,000
Whole Genome Amplification	19,219,000
Mag Attract	18,655,000
Amplification	7,241,000
Christalization	6,690,000
siRNA	4,836,000
MSSP	1,391,000
QIAGEN KK	866,000
Tiangen	525,000
Molecular Diagnostics	270,000

82,734,000

The value in use calculations use cash flow projections based on financial budgets and models over the projection period (five to eight years). The growth rates used are based on industry growth forecasts for the projected period as well as for the subsequent period. The discount rates used are based on the weighted average cost of capital (approximately 12%).

19. Intangible Assets

Intangible Assets (US$)	Jan. 1, 2005	Additions	Additions from Business Combinations	Disposals	Currency Adjustments	Dec. 31, 2005
Cost
Technology rights and patents	42,004,000	6,007,000	35,991,000	937,000	(4,913,000)	78,152,000
Computer software	23,329,000	2,051,000	36,000	121,000	(1,645,000)	23,650,000
Development expenses	8,735,000	10,647,000	0	0	(1,366,000)	18,016,000
Other intellectual properties	1,567,000	946,000	8,182,000	0	(469,000)	10,226,000

	75,635,000	19,651,000	44,209,000	1,058,000	(8,393,000)	130,044,000

	Jan. 1, 2005	Additions	Disposals	Currency Adjustments	Dec. 31, 2005
Accumulated amortization
Technology rights and patents	8,740,000	5,811,000	257,000	(944,000)	13,350,000
Computer software	15,225,000	3,349,000	193,000	(1,134,000)	17,247,000
Development expenses	673,000	1,129,000	0	(105,000)	1,697,000
Other intellectual properties	77,000	435,000	0	(50,000)	462,000

	24,715,000	10,724,000	450,000	(2,233,000)	32,756,000

	Dec. 31, 2005	Dec. 31, 2004
Net book value
Technology rights and patents	64,802,000	33,264,000
Computer software	6,403,000	8,104,000
Development expenses	16,319,000	8,062,000
Other intellectual properties	9,764,000	1,490,000

	97,288,000	50,920,000

The amortization on intangible assets is allocated to the functional areas in which the respective intangible assets are used. Primarily, amortization on intangible assets relates to research and development.

The information for the comparative period is provided below:

Intangible Assets (US$)	Total
Net book value as of January 1, 2004	27,006,000
Additions	12,913,000
Acquisitions of subsidiaries	13,822,000
Amortization charge for the year	(6,333,000)
Translation adjustments	3,512,000

Net book value as of December 31, 2004	50,920,000

Accumulated depreciation as of December 31, 2004	24,715,000

20. Equity Method Investments / Liabilities from Equity Method Investments

Equity Method Investments (US$)	Ownership Percentage	Dec. 31, 2005	Dec. 31, 2004
PreAnalytiX GmbH	50.0%	883,000	0
QBM Cell Science	19.5%	574,000	571,000

		1,457,000	571,000

Liabilities from Equity Method Investments		Dec. 31, 2005	Dec. 31, 2004
PreAnalytix GmbH		0	(1,836,000)

Loss from Equity Method Investments		2005	2004
PreAnalytiX GmbH		(1,079,000)	(2,312,000)
QBM Cell Science		3,000	18,000

		(1,076,000)	(2,294,000)

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH (PreAnalytiX). The investment is accounted for under the equity method. The Company has been a 50% joint venture partner in PreAnalytiX since November 1999, when the joint venture was formed. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing.

As of December 31, 2004, a liability from equity method investments was recorded in accordance with QIAGEN’s obligation to cover 50% of the losses of PreAnalytiX. In 2005 both joint venture partners converted outstanding loans into equity and additionally made payments into the equity of PreAnalytix. For further information on PreAnalytix reference is made to 30. ‘ Related Party Transactions’.

As of December 31, 2005, total assets of PreAnalytix amount to US$ 4.073.000 and shareholders’ equity amounts to US$ 3.399.000. In 2005 the Company generated revenues of US$ 4.730.000 and net income of US$ 97.000.

As a QIAGEN representative has a board seat at QBM Cell Science, QIAGEN has significant influence on that company. Accordingly, the share in QBM Cell Science is recorded at equity in spite of the fact that QIAGEN’s share is below 20%.

As of December 31, 2005, total assets of QBM Cell Science amount to US$ 522.000 and shareholders’ equity amounts to US$ 451.000. In 2005 the Company recorded a net loss of US$ 107.000. No information is available on revenues which were generated in 2005.

21. Other Non-Current Assets

Other Non-Current Assets (US$)	Dec. 31, 2005	Dec. 31, 2004
Notes receivable Operon Biotechnologies Inc.	4,886,000	5,538,000
Escrow funds	4,458,000	0
Loan Genicon Sciences Inc.	0	500,000
Other	1,061,000	829,000

	10,405,000	6,867,000

22. Financial Debts

Financial Debts (US$)	Dec. 31, 2005	Dec. 31, 2004
USD 150,0 million 1,5% convertible bond 2004/2024 bearing interest at a rate of 1,50%	119,199,000	114,442,000
EUR 35,0 million (2004: EUR 40,0 million) note payable bearing interest at EURIBOR (2,40% and 2,13% at Dec. 31, 2005 and 2004, respectively) plus 0,75% due annually through June 2011	41,447,000	54,152,000
EUR 5,0 million note payable bearing interest at EURIBOR plus 0,75% due in June 2008	5,921,000	0

Total financial debts, non-current and current	166,567,000	168,594,000

Less current portion of non-current financial debts	6,746,000	7,594,000

Total non-current financial debts	159,821,000	161,000,000

Breakdown by maturities
2005	0	7,594,000
2006	6,746,000	6,769,000
2007	5,921,000	6,769,000
2008	11,842,000	6,769,000
2009	5,921,000	6,769,000
2010	5,921,000	6,769,000
Thereafter	130,216,000	127,155,000

	166,567,000	168,594,000

Total amount of secured financial debts	41,447,000	54,152,000
Unused lines of credit for short-term financing	11,000,000	12,100,000

The carrying amounts of current and non-current financial debts, excluding the convertible bond, approximate their fair values. The fair values are based on future cash flows using market rate of interests for borrowings with similar credit status and maturities. As of December 31, 2005 and 2004, there were no fixed rate financial debts besides the convertible bond.

The loan agreement related to the note payable of EUR 35,0 million contains certain financial and non-financial covenants, including but not limited to restrictions on the encumbrance of land, restrictions on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at December 31, 2005.

The Company has five separate lines of credit amounting to US$ 11,0 million, with interest rates ranging from 4,92% to 7,25%, none of which was utilized at December 31, 2005. There were no current borrowings outstanding at December 31, 2005 and 2004. Interest expense on line of credit and current borrowings was US$ 0 and US$ 9.000 for the years ended December 31, 2005 and 2004, respectively.

Interest expense on non-current debt was US$ 7,5 million for the year ended December 31, 2005.

Convertible Bond (US$)	Dec. 31, 2005	Dec. 31, 2004
Face value of convertible bond issued in August 2004	150,000,000	150,000,000
Transaction costs	(3,300,000)	(3,300,000)
Equity conversion component	(35,584,000)	(35,584,000)

Liability component on initial recognition in August 2004	111,116,000	111,116,000

Accrued interest expense	8,083,000	3,326,000

	119,199,000	114,442,000

In August 2004, the Company completed the sale of US$ 150,0 million principal amount of 1,50% convertible unsubordinated notes (Notes) due 2024, through its subsidiary QIAGEN Finance (Luxembourg) S.A. Interest on the Notes is payable semi-annually in February and August. The Notes were issued at 100% of principal value, and are convertible into 11,9 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of US$ 12,6449 per share, subject to adjustment. The Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after 7 years, at 100% of the principal amount provided the actual trading price of our common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the Notes may require QIAGEN to repurchase all or a portion of the Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the Notes at December 31, 2005, was approximately US$ 162,8 million. The effective interest rate of the Notes amounts to 5,20%. The Company has reserved 11,9 million shares of common stock for issuance in the event of conversion.

23. Provisions

Provisions (US$)	Jan. 1, 2005	Utilization	Reversal	Additions	Currency Adjustments	Dec. 31, 2005
Warranty	1,229,000	280,000	51,000	514,000	(80,000)	1,332,000
Acquisition and related costs	4,007,000	3,997,000	3,000	533,000	(21,000)	519,000
Relocation and restructuring costs	2,903,000	2,634,000	269,000	149,000	(29,000)	120,000
Other	6,519,000	4,727,000	1,792,000	6,472,000	(1,154,000)	5,318,000

	14,658,000	11,638,000	2,115,000	7,668,000	(1,284,000)	7,289,000

The Company warrants its products against defects in materials and workmanship for a period of one year. A provision for estimated future warranty costs is recorded when consumables are shipped and when title on instrumentation equipment passes to the customer.

24. Accrued Expenses and Other Current Liabilities

Accrued Expenses and Other Current Liabilities (US$)	Dec. 31, 2005	Dec. 31, 2004
Royalties	9,045,000	6,754,000
Payroll and related accrued liabilities	8,605,000	7,261,000
Deferred revenue	4,198,000	4,708,000
Professional and other fees	2,887,000	1,767,000
Sales and other taxes	1,922,000	1,200,000
Management bonuses	1,231,000	586,000
Other liabilities	10,660,000	3,423,000

	38,548,000	25,699,000

Revenues for extended warranty services or product maintenance contracts are deferred and recognized on a straight-line basis over the contract period.

Provisions for professional and other fees are recorded when the respective services are received.

The Company records provisions for sales and other taxes when the exposure item becomes probable and reasonably estimable.

25. Shareholders’ Equity

Shareholders’ Equity (US$)	Dec. 31, 2005	Dec. 31, 2004
Common shares, EUR 0,01 par value:
Authorized—260.000.000 shares
Issued and outstanding—148.455.864 shares in 2005 and 147.020.207 shares in 2004	1,513,000	1,495,000
Share premium	265,143,000	234,144,000
Retained earnings	199,999,000	151,877,000
Other reserves	1,096,000	(838,000)
Cumulative foreign currency translation adjustments	15,505,000	41,161,000

Total shareholders’ equity attributable to equity holders of the parent	483,256,000	427,839,000

Other reserves contain unrealized gains and losses on forward contracts and on marketable securities.

26. Retained Earnings

At the Annual General Meeting of Shareholders on June 22, 2006, the Board of Directors will propose to carry forward the profit for the year of QIAGEN N.V., the holding company of the group, which is determined in accordance with the legal provisions of the Dutch Civil Code.

27. Stock Option Plan

On April 30, 1996, the Company adopted the QIAGEN N.V. 1996 Employee, Director and Consultant Stock Option Plan and during 2005 the Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan). The Plan allows for the granting of stock rights, incentive stock options, as well as for non-qualified options, stock grants and stock based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, the options granted prior to October 2004 vest over a three-year period. During 2004 and 2005 the Company accelerated the vesting of certain options. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date all grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. The Company has approximately 19,3 million shares of common stock reserved and available for issuance under this plan at December 31, 2005.

During the fourth quarters of 2005 and 2004, the Company accelerated the vesting of 1,2 million and 829.000 stock options, respectively. The 2005 acceleration applied to certain in-the-money options and options held by Supervisory and Managing Board members. The 2004 acceleration applied to stock options that had a price greater than or equal to the fair market value of the Company’s common shares (out-of-the-money) as of the close of day that the plan was approved by the Supervisory Board, or US$ 10,62. The accelerated options were given a sales restriction, such that any shares held through the exercise of an accelerated option could not be sold, prior to the original vesting date. The after tax expense resulting from the acceleration amounted to US$ 1,4 million in 2005 (2004: US$ 1,4 million).

Information regarding the Plan as of January 1, 2004, as well as of December 31, 2004 and 2005, and changes during the years then ended is summarized as follows:

Stock Options (US$)	Stock Options	Weighted Average Exercise Price
January 1, 2004	13,356,000	12.62

Granted	2,193,500	11.43
Exercised	(802,689)	6.44
Forfeited	(1,699,072)	15.92

December 31, 2004	13,047,739	12.36

Granted	2,749,456	12.04
Exercised	(1,435,657)	5.62
Forfeited	(776,243)	16.55

December 31, 2005	13,585,295	12.75

At December 31, 2005 and 2004, options were exercisable with respect to 13,4 million and 9,5 million shares at a weighted average price of US$ 12,81 and US$ 13,39 per share, respectively. The options outstanding at December 31, 2005, expire in various years through 2015. Information about stock options outstanding at December 31, 2005, is summarized as follows:

Stock Options Range of Exercise Prices (US$)	Number Outstanding at Dec. 31, 2005	Weighted Average Remaining Contract Life (years)	Weighted Average Exercise Price (US$)	Number Exercisable at Dec. 31, 2005	Weighted Average Exercise Price (US$)
1.06-5.63	1,523,695	4.13	4.26	1,523,695	4.26
5.67-6.91	1,389,004	6.62	6.16	1,318,854	6.18
7.53-9.06	1,357,593	4.91	8.67	1,323,695	8.67
9.16-10.43	1,396,526	7.70	10.13	1,290,440	10.18
10.61-11.75	1,439,789	8.84	11.32	1,430,685	11.32
11.85-12.47	1,370,867	9.25	11.98	1,370,867	11.98
12.51-13.28	1,405,394	8.64	12.86	1,405,394	12.86
13.31-15.48	1,400,287	6.55	14.94	1,400,287	14.94
16.75-22.05	1,366,145	5.28	19.55	1,366,145	19.55
24.65-49.75	935,995	4.65	36.15	935,995	36.15

1.06-49.75	13,585,295	6.71	12.73	13,366,057	12.81

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants: weighted average risk-free interest rates of 4,02% and 3,00% and a weighted average expected life of 4,26 years and 5,45 years for the years ended December 31, 2005 and 2004, respectively. The weighted average expected volatility which was determined based on market volatility for QIAGEN shares was 52%, and 66% for the years ended December 31, 2005 and 2004, respectively. It is assumed that no dividends would be issued during the option term.

During 2005, 1.435.657 stock options (2004: 802.689 stock options) were exercised yielding proceeds of US$ 8,0 million (2004: US$ 5,1 million). Stock options cancelled in all years since inception of the plan are the result of options forfeited by participants upon their departure from the group.

In 2005 a compensation charge of US$ 23,1 million (2004: US$ 20,4 million) has been recognized. The compensation charge related to stock options granted is being expensed over the three-year vesting period.

28. Commitments and Contingencies

Lease Commitments

The Company leases facilities and equipment under operating lease arrangements expiring in various years through 2018. Certain facility and equipment leases constitute finance leases. The accompanying consolidated financial statements include the assets and liabilities arising from these finance lease obligations.

Minimum future obligations under finance and operating leases at December 31, 2005, are as follows:

Finance and Operating Leases (US$)	Finance Leases	Operating Leases
2006	1,466,000	6,708,000
2007	1,329,000	5,517,000
2008	1,329,000	4,564,000
2009	1,328,000	2,925,000
2010	1,328,000	2,561,000
Thereafter	10,627,000	3,551,000

	17,407,000	25,826,000

Less: amount representing interest	(5,311,000)

	12,096,000
Less: current portion	(995,000)

	11,101,000

There are no material renewal or purchase options and escalation clauses included in the lease agreements.

Rent expense under non-cancelable operating lease agreements was US$ 7,5 million in 2005 and US$ 7,5 million in 2004.

Licensing and Purchase Commitments

The Company has licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to 20% of covered products. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of US$ 9,0 million and US$ 6,8 million at December 31, 2005 and 2004, respectively. Royalty expense relating to these agreements amounted to US$ 21,8 million and US$ 20,9 million for the years ended December 31, 2005 and 2004, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

At December 31, 2005, the Company had commitments with several vendors to purchase certain products during 2006, 2007, 2008, 2009 and 2010 totaling approximately US$ 11,5 million, US$ 1,8 million, US$ 1,3 million, US$ 154.000 and US$ 154.000, respectively

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, as discussed in detail under 4. ‘Acquisitions and Disposals’ the Company could be required to make additional contingent cash payments totaling up to US$ 27,2 million based on the achievement of certain revenue and operating results milestones as follows: US$ 8,2 million in 2006, US$ 9,0 million in 2007, US$ 5,0 million in 2008, and US$ 4,0 million payable in any 12 month period from now until 2010 if revenues exceed a certain amount and US$ 1,0 million payable upon the grant of certain patent rights. Any contingent payments will be accounted for as additions to the purchase price.

Employment Agreements

Certain of our executive employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined, or if the executive is terminated for reasons other than cause, as defined in those agreements. At December 31, 2005, the Company’s commitment under these agreements totaled US$ 10,9 million.

Contingencies

From time to time the Company may be party to legal proceedings incidental to its business. As of December 31, 2005 and 2004, certain claims, suits or complaints arising out of the normal course of business have been filed or were pending against the Company. Although it is not possible to predict the outcome of such litigation, based on the facts known to the Company and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on its financial position or results of operations.

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third party rights. The Company provides for estimated warranty costs at the time of the product sale. The Company believes its warranty reserve as of December 31, 2005, appropriately reflects the estimated cost of such warranty obligations.

29. Employee Benefits

The Company established the QIAGEN North America, Inc. 401(k) Plan (the Plan) to provide retirement benefits to all eligible employees within the U.S. Matching contributions and profit sharing contributions may be made to the Plan at the discretion of the Supervisory Board. In 2005 and 2004, total matching contributions to the Plan were approximately US$ 782.000 and US$ 556.000, respectively.

During 2003, QIAGEN GmbH established a defined contribution plan for certain executives. The Company makes matching contributions up to an established maximum. In both 2005 and 2004, matching contributions to the plan totaled approximately US$ 82.000.

Certain subsidiaries of the Company also have retirement plans. The present value of the future compensation obligations of US$ 1,4 million have been accrued in the accompanying consolidated financial statements at December 31, 2005 and 2004.

Pension costs in 2005 amounted to US$ 1.048.000 (2004: US$ 910.000). Included in pension costs is the amount of US$ 864.000 (2004: US$ 765.000) which represents contributions to defined contribution plans.

The status and the amounts recognized in the consolidated balance sheets and consolidated income statements for the defined benefit plans are as follows:

Employee Benefits (US$)	2005	2004
Present value of the obligation at beginning of year	1,524,000	1,167,000
Unrecognised actuarial gains (losses)	(133,000)	0

Liability recognised in balance sheet at beginning of year	1,391,000	1,167,000

Expense (income) for the year	184,000	145,000
Translation adjustment	(186,000)	79,000

Liability recognised in balance sheet at end of year	1,389,000	1,391,000

Details of Expense (Income) for the Year (US$)	2005	2004
Current service cost	147,000	117,000
Interest cost	33,000	28,000
Actuarial gains and losses	4,000	0

	184,000	145,000

Actuarial Assumptions	Dec. 31, 2004/ Jan. 1, 2005	Jan. 1, 2004
Discount rate	5.00%	5.75%
Salary increases	3.50%	3.50%
Pension increase rate	1.75%	1.75%

Defined benefit obligations and related costs for defined benefit plans are based upon valuations performed annually by independent actuaries or accounting personnel of the Company, depending on the nature of the respective defined benefit plans.

The movements in the pension liabilities recognized in the consolidated balance sheets are as follows:

Pension provsions (US$)	Jan. 1, 2005	Utilization	Reversal	Additions	Currency Adjustments	Dec. 31, 2005
	1,391,000	0	0	184,000	(186,000)	1,389,000

30. Related Party Transactions

From time to time, the Company has transactions with companies in which the Company holds an interest all of which are individually and in sum immaterial except for certain transactions with PreAnalytiX GmbH and Operon Biotechnologies, Inc.

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, which is accounted for under the equity method. In 2005 both joint venture partners converted outstanding loans into equity and additionally made payments into the equity of PreAnalytix GmbH. Amounts due to/from PreAnalytiX GmbH at year end are summarized as follows:

PreAnalytiX GmbH (US$)	Dec. 31, 2005	Dec. 31, 2004
Loan receivable	0	5,192,000
Accounts receivable	359,000	5,869,000
Accounts payable	960,000	114,000

	1,319,000	11,175,000

In 2004, the Company sold a significant portion of its synthetic DNA business unit to Operon Biotechnologies, Inc. (OBI) and agreed to provide certain transition services for a period of six months. The Company also has a Manufacturing and Supply Agreement with OBI, wherein QIAGEN granted to OBI an exclusive license to manufacture and supply certain RNA products to the Company. During the years ended December 31, 2005 and 2004, the Company had sales to OBI of US$ 645.000 and US$ 5,9 million, respectively. As of December 31, 2005 and 2004, the Company had a loan receivable from OBI of US$ 6,3 million and US$ 7,7 million, accounts receivable from OBI of US$ 35.000 and US$ 905.000, and accounts payable to OBI of US$ 265.000 and US$ 510.000, respectively.

In 2004, QIAGEN entered into a consulting agreement with Dr. Metin Colpan, the Company’s former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan shall be paid a fee of EUR 2.750 per day for consulting services less the amount received as member of the Supervisory Board. During 2005 and 2004, the Company paid approximately US$ 447.000 and US$ 509.000, respectively, to Dr. Colpan for scientific consulting services under this agreement.

Compensation of Directors and Officers

The tables below state the amounts earned on an accrual basis by Directors and Officers in 2005. The variable component is based on performance relative to personal goals and corporate goals agreed by the Supervisory Board.

The compensation granted to the members of the Managing Board in 2005 consists of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, including, but not limited to, stock options or other equity-based compensation and pension plans. The variable part of the compensation is designed to strengthen the Board members’ commitment to the Company and its objectives.

(US$)	Annual Compensation (2005)
Name	Fixed Salary	Variable Cash Bonus	Other*	Total
Peer M. Schatz	871,000	281,000	1,000	1,153,000
Roland Sackers	286,000	81,000	155,000	522,000
Dr, Joachim Schorr	249,000	81,000	25,000	355,000
Bernd Uder	249,000	111,000	10,000	370,000

*	Amounts include, among others, inventor bonus and expatriate fringe pay. Does not include the reimbursement of certain expenses relating to travel incurred at the request of the Company or other reimbursements or payments that in total did not exceed the lesser of $50,000 or 10% or the total salary and bonus reported for the officer.

The Supervisory Board compensation for 2005 consists of fixed compensation for Board members, an additional amount for Chairman and Vice Chairman, and committee membership fees. Supervisory Directors receive variable compensation which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed EUR 5,000 per year. We did not pay any agency or advisory service fees to members of the Supervisory Board other than $447,000 to Dr. Colpan for his scientific consulting services.

(US$) Name	Fixed Salary	Chairman/ Vice- Chairman Committee	Meeting Attendance	Committee Membership	Variable Cash Bonus	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	15,000	15,000	6,000	2,500	6,000	44,500
Dr. Heinrich Hornef	15,000	10,000	10,000	3,500	6,000	44,500
Dr. Metin Colpan	15,000	—	5,000	—	6,000	26,000
Jochen Walter	15,000	—	10,000	2,500	6,000	33,500
Dr. Franz A. Wirtz	15,000	2,000	4,500	2,500	6,000	30,000
Erik Hornnaess	15,000	—	9,000	3,500	6,000	33,500
Prof. Dr. Manfred Karobath	15,000	—	5,000	1,000	6,000	27,000

Board members also receive a variable component, in the form of stock options. Stock options granted to the Managing and Supervisory Boards must have an exercise price that is higher than the market price at the time of grant.

The following table sets forth the vested and unvested options of officers and directors as of February 3, 2006:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices (US$)
Peer M. Schatz	2,449,876	—	5/2006 to 12/2015	$1.188 to $20.563
Roland Sackers	425,925	—	9/2009 to 12/2015	$4.590 to $20.563
Dr. Joachim Schorr	303,255	—	10/2011 to 12/2015	$5.190 to $17.900
Bernd Uder	217,921	—	3/2011 to 12/2015	$4.590 to $20.563
Prof. Dr. Detlev H. Riesner	154,000	—	5/2006 to 12/2015	$1.188 to $20.563
Dr. Heinrich Hornef	90,000	—	1/2010 to 12/2015	$6.018 to $20.563
Dr. Metin Colpan	1,128,150	—	2/2007 to 12/2015	$3.219 to $20.563
Jochen Walter	82,667	—	1/2010 to 12/2015	$6.018 to $20.563
Dr. Franz A. Wirtz	134,000	—	2/2007 to 12/2015	$3.219 to $20.563
Erik Hornnaess	122,300	—	1/2008 to 12/2015	$5.625 to $20.563
Prof. Dr. Manfred Karobath	96,000	—	1/2010 to 12/2015	$6.018 to $20.563

31. Derivative Financial Instruments

Market risk

The group is exposed to market risk primarily related to foreign currency exchange rates, interest rates and the market value of investments in financial assets and equity securities. These exposures are actively managed in accordance with a written policy approved by the Board of Directors and subject to internal controls. The objective is to minimize, where deemed to be appropriate, fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates, interest rates and the market value of investments in financial assets and equity securities. To manage the volatility relating to these exposures and to enhance the yield on the investment in financial assets, the group uses derivative financial instruments. The group does not use financial derivatives for trading or speculative reasons, or for purposes unrelated to the normal business activities. Any loss in value on a financial derivative would normally be offset by an increase in the value of the underlying transaction.

Foreign currency exchange rates

The group presents its consolidated financial statements in U.S. dollar. As a consequence of the global nature of QIAGEN’s business, the group is exposed to foreign currency exchange rate movements, primarily in European and Asian countries. The group uses foreign currency options and forward foreign exchange contracts to hedge certain anticipated cash flows in currencies other than the U.S. dollar to achieve relatively stable and predictable cash flows. Net investments in QIAGEN affiliates with a functional currency other than the U.S. dollar are of long-term nature and the group does not hedge such foreign currency translation exposures.

Interest rates

The group manages the exposure to interest rate risk through the proportion of fixed rate debt and floating rate debt, as well as the maturity profile of fixed rate financial assets. Net financial income earned on the group’s net financial assets is generally affected by changes in the level of interest rates, principally the Euro and the U.S. dollar interest rate. The group’s exposure to fluctuations in net financial income is managed by making investments in high quality financial assets which pay a fixed interest rate until maturity.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all new customers. At balance sheet date there are no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

Counterparty risk

Counterparty risk includes issuer risk on debt securities, settlement risk on derivative and money market transactions, and credit risk on cash and fixed term deposits. Issuer risk is limited by buying debt securities which are at least A rated. Settlement and credit risk is reduced by entering into transactions with counterparties that are usually at least A rated banks or financial institutions. Exposure to these risks and compliance with the risk parameters approved by the Board of Directors is closely monitored. The group does not expect any losses due to non-performance by these counterparties, and the diverse portfolio of investments limits the exposure to any single counterparty or sector.

Fair values

The carrying amounts of financial assets and financial liabilities currently approximate their fair values. Investments in unquoted equity instruments are measured at cost as their fair values cannot be measured reliably due to the lack of reliable information needed for the determination of the fair values. However, it is estimated that the carrying amounts of these investment approximate their fair values. Fair values of different classes of financial assets and financial liabilities are determined based on exchanges of assets and settlements of liabilities in past transactions.

Equity prices

The group is exposed to equity price risks on the marketable portion of the available-for-sale equity securities. Equity securities typically relate to other biotechnology and research companies. Equity securities are not purchased as part of the normal day-to-day management of financial assets but must be authorized by the Board of Directors and managed by the group treasury department.

Commodities

The group has exposures to price risk related to anticipated purchases of certain commodities used as raw materials in its business. A change in commodity prices may alter the gross margin, but due to the limited exposure to any single raw material, a price change is unlikely to have a material unforeseen impact on the group’s earnings.

During 2004, the Company’s German and Swiss subsidiaries entered into forward arrangements which qualify for hedge accounting as cash flow hedges of foreign currency denominated liabilities. At December 31, 2005 and 2004, these forward contracts totaled US$ 44,0 million as a hedge to currency risk on intercompany loans. The contracts mature in July 2011 and have fair market values of approximately US$ 838.000, which is included in other non-current liabilities in the accompanying consolidated balance sheet, and US$ 175.000 which is included in other non-current assets at December 31, 2005. During 2005, the Company also entered into a forward arrangement which qualifies as a cash flow hedge of CAD 9,0 million. This contract matures in February 2006 and has a fair market value of US$ 377.000 at December 31, 2005, which is included in accrued expenses and other current liabilities at December 31, 2005. The gain or loss on the change in the fair values of the derivatives are included in earnings to the extent they offset the earnings impact of changes in the fair values of the hedged obligations. Any difference is deferred in other reserves, a component of shareholders’ equity. These contracts effectively fix the exchange rate at which the intercompany loans will be settled, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans. The Company has determined that no ineffectiveness exists related to these derivatives. Unrealized losses which have been recorded in equity amount to US$ 1.373.000 in 2005.

In the ordinary course of business, the Company purchases foreign currency exchange options to manage potential losses from foreign currency exposures. These options give the Company the right, but not the requirement, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. The principal objective of such options is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize financial instruments for trading or other speculative purposes. At December 31, 2005 and 2004, the notional amounts of the Company’s foreign currency exchange options were US$ 500.000, with a notional weighted average exchange rate of US$/EUR 1,21, and US$ 1,5 million, with a notional weighted average exchange rate of US$/EUR 1,36, respectively. The option outstanding at December 31, 2005, expired in January 2006 and had a fair market value of approximately US$ 1.000. The options outstanding at December 31, 2004, expired at various dates through February 2005 and had a fair market value of approximately US$ 23.000. Gains or losses from changes in the fair market values are included in other income (expense), net.

The fair values of derivative financial instruments, if all the instruments were closed out at year end, are as follows as of December 31, 2005 and 2004:

Derivative Financial Instruments (US$)	Positive fair values Dec. 31, 2005	Negative fair values Dec. 31, 2005	Positive fair values Dec. 31, 2004	Negative fair values Dec. 31, 2004
Forward contracts	189,000	(1,211,000)	367,000	(4,840,000)
Foreign currency options	1,000	—	23,000	—

	190,000	(1,211,000)	390,000	(4,840,000)

32. Segment Information

Primary Reporting Format – Geographical Segments

The Company’s reportable geographical segments include the Company’s production and manufacturing facilities in Germany, the United States, Switzerland and Norway, and distribution subsidiaries in the United States, Switzerland, Japan, the United Kingdom and Other Countries (consisting of the Company’s subsidiaries in Canada, France, Australia, Italy, The Netherlands, Malaysia, Austria and China). The Company’s holding company is located in the Netherlands.

Summarized financial information concerning the Company’s reportable geographical segments is shown in the following tables:

Revenues (US$)	2005	2004
Germany	187,381,000	163,611,000
USA	268,684,000	271,107,000
Switzerland	36,957,000	37,936,000
Japan	34,733,000	41,563,000
United Kingdom	32,752,000	31,511,000
Norway	95,000	100,000
Other countries	74,153,000	55,857,000

	634,755,000	601,685,000

Intersegment elimination	(236,360,000)	(221,286,000)

	398,395,000	380,399,000

Revenues are attributed to countries based on the location of the Company’s subsidiary. During 2005 and 2004, no single customer represented more than ten percent of consolidated revenues. United States export revenues did not exceed ten percent of consolidated revenues during fiscal year 2005 or 2004.

Intersegment Revenues (US$)	2005	2004
Germany	(107,882,000)	(90,220,000)
USA	(103,319,000)	(103,740,000)
Switzerland	(25,058,000)	(24,592,000)
Japan	0	(2,596,000)
Norway	(1,000)	(68,000)
Other countries	(100,000)	(70,000)

	(236,360,000)	(221,286,000)

All intersegment sales are accounted for by a formula based on local list prices and manufacturing costs and are eliminated in consolidation.

Income (Loss) from Operations (US$)	2005	2004
Germany	34,555,000	20,765,000
USA	30,844,000	32,079,000
Switzerland	1,909,000	2,735,000
Japan	6,716,000	7,773,000
United Kingdom	5,695,000	5,960,000
Norway	(1,361,000)	(2,246,000)
The Netherlands	(5,878,000)	(5,433,000)
Other countries	11,914,000	8,648,000

	84,394,000	70,281,000

Intersegment elimination	(1,591,000)	(637,000)

	82,803,000	69,644,000

The Netherlands component of operating income (loss) is primarily general and administrative expenses. The intersegment elimination represents the elimination of intercompany profit.

Depreciation and Amortization (US$)	2005	2004
Germany	13,564,000	11,755,000
USA	6,216,000	7,506,000
Switzerland	1,976,000	1,723,000
Japan	158,000	393,000
United Kingdom	242,000	271,000
Norway	954,000	702,000
The Netherlands	1,124,000	398,000
Other countries	2,257,000	699,000

	26,491,000	23,447,000

Assets (US$)	Dec. 31, 2005	Dec. 31, 2004
Germany	367,942,000	278,435,000
USA	260,331,000	227,486,000
Switzerland	83,390,000	85,815,000
Japan	22,784,000	27,098,000
United Kingdom	12,697,000	13,023,000
Norway	33,244,000	41,857,000
The Netherlands	253,346,000	251,204,000
Other countries	59,090,000	32,548,000

	1,092,824,000	957,466,000

Intersegment elimination	(318,944,000)	(240,815,000)

	773,880,000	716,651,000

Assets of The Netherlands include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

At December 31, 2005, for Switzerland, the net investment in equity method investees was US$ 883.000. The Netherlands had a net investment in equity method investees of US$ 574.000 as of December 31, 2005.

Capital Expenditures (US$)	2005	2004
Germany	8,093,000	8,048,000
USA	3,199,000	2,580,000
Switzerland	1,468,000	1,040,000
Japan	91,000	192,000
United Kingdom	202,000	84,000
Norway	1,000	10,000
The Netherlands	12,000	28,000
Other countries	662,000	639,000

	13,728,000	12,621,000

Long-Lived Assets (US$)	Dec. 31, 2005	Dec. 31, 2004
Germany	208,982,000	178,623,000
USA	114,159,000	91,008,000
Switzerland	14,533,000	12,039,000
Japan	1,992,000	2,384,000
United Kingdom	1,065,000	1,226,000
Norway	29,297,000	33,065,000
The Netherlands	3,248,000	762,000
Other countries	17,908,000	1,166,000

	391,184,000	320,273,000

Liabilities (US$)	Dec. 31, 2005	Dec. 31, 2004
Germany	106,791,000	106,602,000
USA	21,106,000	21,894,000
Switzerland	7,805,000	13,030,000
Japan	2,623,000	3,156,000
United Kingdom	4,468,000	4,346,000
Norway	1,134,000	1,851,000
The Netherlands	6,551,000	4,220,000
Other countries	140,146,000	133,713,000

	290,624,000	288,812,000

Stock Option Expenses (US$)	2005	2004
Germany	(13,383,000)	(10,698,000)
USA	(3,485,000)	(4,394,000)
Switzerland	(1,327,000)	(1,408,000)
Japan	(498,000)	(433,000)
United Kingdom	(497,000)	(388,000)
The Netherlands	(1,919,000)	(1,978,000)
Other countries	(1,949,000)	(1,074,000)

	(23,058,000)	(20,373,000)

Secondary Reporting Format – Business Segments

The consumables business segment and the instruments business segment have been identified as the Companies business segments. The consumables business segment makes up for more than 90% of the revenues of the group, for more than 90% of the combined result of the group and for more than 90% of the total assets of the group as of December 31, 2005 and 2004, respectively. Accordingly, the consumables business segment is considered to be the dominant business segment and any secondary segment reporting is omitted in accordance with materiality considerations.

33. Subsequent Events

No events or transactions have occurred subsequently to December 31, 2005, that would have a material impact on the financial statements as presented.

34. Authorisation for Issue

The consolidated financial statements for the period ended December 31, 2005, were authorized for issue on May 3, 2006, by the Board of Directors.

35. List of Consolidated Companies

	As of December 31, 2005
Company	Country	Currency	Capital	Ownership	Activity
5 Prime Inc.	USA	USD	1,000	100%	P
GenoVision, Inc.	USA	USD	0	100%
PreAnalytiX GmbH	Switzerland	CHF	20,000	50%	JV
QBM Cell Science Inc.	USA	USD	1,250,000	19.5%	A
QE-Diagnostiksysteme GmbH	Germany	EUR	26,000	100%
QIAGEN AB	Sweden	SEK	100,000	100%	S
QIAGEN AG	Switzerland	CHF	7,600,000	100%	S
QIAGEN AS	Norway	NOK	551,000	100%	R&D
QIAGEN Biosciences GmbH	Germany	EUR	25,000	100%
QIAGEN BV	Netherlands	EUR	18,000	100%	S
QIAGEN GmbH	Germany	EUR	210,000	100%	P/R&D/S
QIAGEN Hamburg GmbH	Germany	EUR	178,000	100%	P/R&D/S
QIAGEN, Inc. (Canada)	Canada	CAD	50,000	100%	S
QIAGEN, Inc. (USA)	USA	USD	15,000	100%	S
QIAGEN Instruments AG	Switzerland	CHF	14,939,000	100%	P/R&D
QIAGEN KK	Japan	JPY	10,000,000	100%	S
QIAGEN Ltd.	UK	GBP	105,000	100%	S
QIAGEN Finance (Luxembourg) S.A.	Luxemburg	EUR	125,000	100%	Finance
QIAGEN North American Holding Inc.	USA	USD	0	100%	H
QIAGEN NV	Netherlands	USD	1,513,000	100%	H
QIAGEN Synthetic DNA, Inc.	USA	USD	655,000	100%
QIAGEN Pty. Ltd.	Australia	AUD	160,000	100%	S
QIAGEN S.A.	France	EUR	240,000	100%	S
QIAGEN Sciences, Inc.	USA	USD	0	100%	P/R&D
QIAGEN Sdn Bhd	Malaysia	MYR	650,000	100%	S
QIAGEN Shared Services, Inc.	USA	USD	3,185,000	100%	H
QIAGEN SpA	Italy	EUR	100,000	100%	S
QIAGEN Vertriebsges. mbH	Austria	EUR	18,000	100%	S
Nextal Biotechnology Inc.	Canada	CAD	3,000	100%	P
Tiangen	China	CNY	17,000,000	100%	P/R&D/S
Xeragon Inc.	USA	USD	0	100%

Activities:

P (production): this company performs manufacturing and/or production activities for the group.

R&D (research and development): this company performs research and development activities for the group.

S (sales): this company performs marketing, export and trading activities for the group.

H (headquarters): this company serves as headquarter of the group.

JV (joint venture) – consolidated at equity

A (associate) – consolidated at equity

Venlo, The Netherlands, May 3, 2006

Peer M. Schatz

Chief Executive Officer

QIAGEN N.V.

COMPANY BALANCE SHEETS

(Before proposed appropriation of net income)

	Notes	December 31, 2005 US$	December 31, 2004 US$
Assets

Fixed Assets
Intangible fixed assets	(4)	28,613,000	32,683,000
Tangible fixed assets	(5)	6,000	—
Financial fixed assets	(6)	406,099,000	331,442,000

Total fixed assets		434,718,000	364,125,000

Current Assets
Receivables	(7)	4,418,000	37,288,000
Cash		87,087,000	114,978,000

Total current assets		91,505,000	152,266,000

Total assets		526,223,000	516,391,000

Shareholders’ Equity and Liabilities

Shareholders’ Equity:	(8)
Common shares		1,513,000	1,495,000
Share premium		265,143,000	234,144,000
Retained earnings		138,698,000	114,192,000
Net income		48,122,000	29,623,000
Legal reserves		13,179,000	8,062,000
Other reserves		1,096,000	(838,000)
Cumulative foreign currency translation adjustments		15,505,000	41,161,000

Total shareholders’ equity		483,256,000	427,839,000

Non-Current Liabilities:
Non-current liabilities	(9)	—	51,467,000

Total non-current liabilities		—	51,467,000

Current liabilities
Trade accounts payable		56,000	3,936,000
Payables to group companies		37,633,000	32,699,000
Accrued liabilities		5,278,000	450,000

Total current liabilities		42,967,000	37,085,000

Total shareholders’ equity and liabilities		526,223,000	516,391,000

The accompanying notes are an integral part of these financial statements.

QIAGEN N.V.

COMPANY INCOME STATEMENTS

	Notes	Year ended December 31, 2005 US$	Year ended December 31, 2004 US$
Net income from investments (after income tax)	(3)	50,147,000	25,865,000
Other income (after income tax)	(3)	(2,025,000)	3,758,000

Net income		48,122,000	29,623,000

The accompanying notes are an integral part of these financial statements.

QIAGEN N.V.

NOTES TO THE COMPANY FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. Accounting Policies

As from 2005, Dutch law allows companies that apply IFRS as adopted in the European Union in their consolidated financial statements to use the same accounting principles in the financial statements of the Company. Financial statements that are based on this provision qualify as financial statements under Dutch law. The financial statements of QIAGEN N.V. (the ‘Company’) included in this section are prepared in accordance with IFRS accounting principles as used in the consolidated financial statements in order to maintain the consistency between the figures in the consolidated financial statements and the financial statements of the Company.

Subsidiaries of QIAGEN N.V. are accounted for using the equity method.

As provided in section 402 of the Dutch Civil Code, Book 2, the income statement of QIAGEN N.V. includes only the net income from investments after tax and other income after tax, as the Company’s figures are included in the consolidated financial statements.

2. Changes in Accounting Policies

As stated under 1. ‘Accounting Policies’ these financial statements have been prepared in accordance with IFRS. The financial statements were previously prepared in compliance with the accounting principles as referred to in section 9 of the Dutch Civil Code, Book 2. As the change in accounting policies is treated retrospectively, the comparative figures have been adjusted respectively. For more detailed information on the restatements as a result of changed accounting principles, reference is made to Note 2.2 ‘Application of IFRS 1 ‘First-time Adoption of International Financial Reporting Standards” in the consolidated financial statements.

The change in accounting policies results in an increase of financial fixed assets as of January 1, 2005, by US$ 36,6 million and in an increase of net income from investments for the year 2005 by US$ 0,7 million.

3. Net Income from Investments / Other Income

Net income from investments relates to QIAGEN N.V.’s share in the earnings of its subsidiaries and affiliates.

4. Intangible Fixed Assets

Intangible Fixed Assets (US$)	Dec. 31, 2005	Dec. 31, 2004
Goodwill	24,290,000	26,872,000
Other intangible assets	4,323,000	5,811,000

	28,613,000	32,683,000

The changes in the carrying amount of goodwill for the year are as follows:

Goodwill (US$)	Total
December 31, 2004	26,872,000
Foreign currency translation	(2,582,000)

December 31, 2005	24,290,000

The movements of other intangible assets for the year are as follows:

Other intangible assets (US$)	Jan. 1, 2005	Additions	Disposals	Dec. 31, 2005
Cost
Patent rights and licenses	5,430,000	24,000	0	5,454,000
Computer software	1,601,000	0	0	1,601,000

	7,031,000	24,000	0	7,055,000

	Jan. 1, 2005	Additions	Disposals	Dec. 31, 2005
Accumulated depreciation
Patent rights and licenses	739,000	1,192,000	0	1,931,000
Computer software	481,000	320,000	0	801,000

	1,220,000	1,512,000	0	2,732,000

			Dec. 31, 2005	Dec. 31, 2004
Net book value
Patent rights and licenses			3,523,000	4,691,000
Computer software			800,000	1,120,000

			4,323,000	5,811,000

5. Tangible Fixed Assets

Tangible Fixed Assets (US$)	Jan. 1, 2005	Additions	Disposals	Dec. 31, 2005
Cost
Furniture and office equipment	36,000	6,000	0	42,000

	36,000	6,000	0	42,000

	Jan. 1, 2005	Additions	Disposals	Dec. 31, 2005
Accumulated depreciation
Furniture and office equipment	36,000	0	0	36,000

	36,000	0	0	36,000

			Dec. 31, 2005	Dec. 31, 2004
Net book value
Furniture and office equipment			6,000	0

			6,000	0

6. Financial Fixed Assets

Financial Fixed Assets (US$)	Dec. 31, 2005	Dec. 31, 2004
Investments in subsidiary companies	399,021,000	328,957,000
Participating interests	7,078,000	1,985,000
Loans receivable	0	500,000

	406,099,000	331,442,000

Financial Fixed Assets (US$)	Investments in subsidiary companies	Participating interests	Loans receivable	Total
Balance as of January 1, 2005	328,957,000	1,985,000	500,000	331,442,000
Additions / disposals	70,095,000	5,090,000	(500,000)	74,685,000
Dividends received	(25,481,000)	0	0	(25,481,000)
Share of net profit	50,144,000	3,000	0	50,147,000
Translation adjustments	(24,694,000)	0	0	(24,694,000)

	399,021,000	7,078,000	0	406,099,000

At December 31, 2005, the Company’s investments comprise:

Name	Registered office	% owned
Subsidiary companies:
• QIAGEN AB	Sweden	100%
• QIAGEN AG	Basel, Switzerland	100%
• QIAGEN AS*	Oslo, Norway	100%
• QIAGEN BV	Venlo, The Netherlands	100%
• QIAGEN Finance (Luxembourg) S.A.	Luxembourg	100%
• QIAGEN GmbH**	Hilden, Germany	100%
• QIAGEN Inc. (Canada)*****	Mississauga, Canada	100%
• QIAGEN Instruments AG	Hombrechtikon, Switzerland	100%
• QIAGEN KK	Tokyo, Japan	100%
• QIAGEN Ltd.	Crawley, England	100%
• QIAGEN Pty. Ltd.	Victoria, Australia	100%
• QIAGEN S.A.	Courtaboeuf Cedex, France	100%
• QIAGEN Sdn Bhd	Malaysia	100%
• QIAGEN SpA***	Milan, Italy	100%
• QIAGEN NAH Inc****	Valencia, United States	100%
• Tiangen	China	100%

Participating interests:
• PreAnalytix GmbH	Hombrechtikon, Switzerland	50.0%
• Zeptosens AG	Witterswil, Switzerland	17.3%
• QBM Cell Science Inc.	Ottawa, Canada	19.5%
• Coley Pharmaceutical Group, Inc	Wellesley, United States	1.2%
• Operon Biotechnologies, Inc.	Alameda, United States	16.0%
• Protedyne Inc.	USA	5.1%
• Ingenium Pharmaceuticals AG	Martinsried, Germany	0.4%

*	and subsidiaries GenoVision Inc. (USA) and GenoVision Vertriebs GmbH (Austria), (all 100 % owned).
**	and subsidiaries QIAGEN Biosciences GmbH, QIAGEN Hamburg GmbH and QE Diagnostiksysteme GmbH in Germany (all 100 % owned).
***	75 % owned by QIAGEN N.V. and 25 % owned by QIAGEN GmbH.
****	and subsidiaries 5 Prime Inc., QIAGEN Inc. (USA), QIAGEN Sciences Inc., Xeragon Inc., QIAGEN Synthetic DNA Inc. and QIAGEN Shared Services, Inc (all 100 % owned).
*****	and subsidiary Nextal Biotechnology Inc. (Canada) (100 % owned).

7. Receivables

Receivables (US$)	Dec. 31, 2005	Dec. 31, 2004
Marketable securities	0	30,145,000
Receivables	450,000	5,820,000
Prepaid expenses and other	3,968,000	1,323,000

	4,418,000	37,288,000

8. Shareholders’ Equity

Shareholders’ Equity (US$ ‘000)	Common Shares US$	Share Premium US$	Retained Earnings US$	Net Income US$	Legal Reserves US$	Cumulative Foreign Currency Other Reserves US$	Translation Adjustments US$	Total US$
December 31, 2004	1,495	234,144	114,192	29,623	8,062	(838)	41,161	427,839
Appropriation of prior year net income	—	—	29,623	(29,623)	—	—	—	—
Income and expense directly recognized in equity	—	—	—	—	—	1,934	(25,656)	(23,722)
Profit for the year	—	—		48,122	—	—	—	48,122
Allocation to legal reserves	—	—	(5,117)	—	5,117	—	—	—
Stock options	18	30,999	—	—	—	—	—	31,017

December 31, 2005	1,513	265,143	138,698	48,122	13,179	1,096	15,505	483,256

Legal reserves in the amount of US$ 13.179.000 (2004: US$ 8.062.000) were set up in connection with capitalized development expenses.

9. Non-Current Liabilities

Non-Current Liabilities (US$)	Dec. 31, 2005	Dec. 31, 2004
Liabilities due to group companies	0	51,467,000

This position related to loans which were granted by group companies to QIAGEN N.V. During 2005 the loans have been repaid.

10. Employee information

The average number of employees during the year was four (2004: four).

11. Remuneration of Directors and Officers

The tables below state the amounts earned on an accrual basis by Directors and Officers in 2005. The variable component is based on performance relative to personal goals and corporate goals agreed by the Supervisory Board.

The compensation granted to the members of the Managing Board in 2005 consists of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses). The variable part of the compensation is designed to strengthen the Board members’ commitment to the Company and its objectives.

	Annual Compensation (2005)
(US$) Name	Fixed Salary	Variable Cash Bonus	Total
Peer M. Schatz	174,000	51,000	225,000
Roland Sackers	70,000	21,000	91,000
Dr. Joachim Schorr	25,000	9,000	34,000
Bernd Uder	25,000	9,000	34,000

The Supervisory Board compensation for 2005 consists of fixed compensation for Board members, an additional amount for Chairman and Vice Chairman, and committee membership fees. Supervisory Directors receive variable compensation which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed EUR 5,000 per year.

(US$) Name	Fixed Salary	Chairman/ Vice- Chairman Committee	Meeting Attendance	Committee Membership	Variable Cash Bonus	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	15,000	15,000	6,000	2,500	6,000	44,500
Dr. Heinrich Hornef	15,000	10,000	10,000	3,500	6,000	44,500
Dr. Metin Colpan	15,000	—	5,000	—	6,000	26,000
Jochen Walter	15,000	—	10,000	2,500	6,000	33,500
Dr. Franz A. Wirtz	15,000	2,000	4,500	2,500	6,000	30,000
Erik Hornnaess	15,000	—	9,000	3,500	6,000	33,500
Prof. Dr. Manfred Karobath	15,000	—	5,000	1,000	6,000	27,000

Supervisory Board members also receive a variable component, in the form of stock options. Stock options granted to the Managing and Supervisory Boards must have an exercise price that is higher than the market price at the time of grant.

The following table sets forth the vested and unvested options of directors as of February 3, 2006:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices (US$)
Prof. Dr. Detlev H. Riesner	154,000	—	5/2006 to 12/2015	$ 1.188 to $20.563
Dr. Heinrich Hornef	90,000	—	1/2010 to 12/2015	$ 6.018 to $20.563
Dr. Metin Colpan	1,128,150	—	2/2007 to 12/2015	$ 3.219 to $20.563
Jochen Walter	82,667	—	1/2010 to 12/2015	$ 6.018 to $20.563
Dr. Franz A. Wirtz	134,000	—	2/2007 to 12/2015	$ 3.219 to $20.563
Erik Hornnaess	122,300	—	1/2008 to 12/2015	$ 5.625 to $20.563
Prof. Dr. Manfred Karobath	96,000	—	1/2010 to 12/2015	$ 6.018 to $20.563

12. Guarantees

The Company has given guarantees to banks as security for credit facilities of certain of its foreign subsidiaries amounting to JPY 169.000.000 at December 31, 2005.

The Company has given bank guarantees to renters as security for the rent of facilities of certain of its foreign subsidiaries amounting to EUR 327.000 at December 31, 2005.

The Company has given bank guarantees for certain of its foreign subsidiaries amounting to EUR 113.000 at December 31, 2005.

In connection with the issuance of convertible notes in the amount of US$ 150 million by QIAGEN Finance (Luxembourg) S.A. in 2004 the Company is fully and unconditionally guaranteeing payments of principal and interest on the notes.

Venlo, The Netherlands, May 3, 2006

Peer M. Schatz

Chief Executive Officer

OTHER INFORMATION

QIAGEN N.V., VENLO

Appropriation of Net Income

According to Article 40 till 42 of the articles of association, the allocation of net income will be as follows. Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual report as adopted by the General Meeting of Shareholders. Distributions may not be made if the distribution would reduce the shareholders’ equity below the sum of the paid-up capital and any reserves required by Dutch Law or the Articles.

Out of profits, dividends must first be paid on any outstanding Preference Shares (the “Preference Share Dividend”) in a percentage (the “Preference Share Dividend Percentage”) of the obligatory amount (call) paid up on such shares at the beginning of the fiscal year in respect of which the distribution is made. The Preference Share Dividend Percentage is equal to the Average Main Refinancing Rates during the financial year for which the distribution is made. Average Main Refinancing Rate shall be made understood to mean the average value on each individual day during the financial year for which the distribution is made of the Main Refinancing Rates prevailing on such day. Main Refinancing Rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank. If and to the extent that profits are not sufficient to pay the Preference Share Dividend in full, the deficit shall be paid out of the reserves, with the exception of any reserve, which was formed as share premium reserve upon the issue of Financing Preference Shares. If in any fiscal year the profit is not sufficient to make the distributions referred to above and if no distribution or only a partial distribution is made from the reserves referred to above, such that the deficit is not fully made good no further distributions will be made as described below until the deficit has been made good.

Out of profits remaining after payment of any dividends on Preference Shares such amounts shall be kept in reserve as determined by the Supervisory Board. Out of any remaining profits not allocated to reserve, a dividend shall be paid on the Financing Preference Shares in a percentage over the par value, increased by the amount of share premium that was paid upon the first issue of Financing Preference Shares, which percentage is related to the average effective yield on the prime interest rate on corporate loans in the United States as quoted in the Wall Street Journal. If and to the extent that the profits are not sufficient to pay the Financing Preference Share Dividend in full, the deficit may be paid out of the reserves if the Managing Board so decides with the approval of the Supervisory Board, with the exception of the reserve which was formed as share premium upon the issue of Financing Preference Shares.

Insofar as the profits have not been distributed or allocated to the reserves as specified above, they are at the free disposal of the General Meeting of Shareholders, provided that no further dividends will be distributed on the Preference Shares or the Financing Preference Shares.

The General Meeting may resolve, on the proposal of the Supervisory Board, to distribute dividends or reserves, wholly or partially, in the form of QIAGEN shares.

QIAGEN N.V., VENLO

Subsequent Events

No events or transactions have occurred since the annual report for 2005 was drawn up, that would have a material impact on the financial statements as presented.

QIAGEN N.V., VENLO

Corporate Governance Report

The Dutch Corporate Governance Code

In The Netherlands, a Dutch Corporate Governance Code (the “Code”) became effective as of January 1, 2004. The Code is applicable to QIAGEN, as it is a public company with a registered seat in The Netherlands. The Code contains a set of principles and a number of best practice provisions, creating a set of standards governing the conduct of Managing Board and Supervisory Board members and shareholders.

QIAGEN recognizes the importance of clear and straightforward rules on corporate governance and, where appropriate, has adapted its internal organization to these new rules.

Corporate Structure

QIAGEN is a ‘naamloze vennootschap’ (nv), a Dutch legal entity similar to a ‘corporation’ (Inc) in the United States. QIAGEN has a two-tier board structure. QIAGEN is managed by a Managing Board under the supervision of a Supervisory Board. It is in the interest of QIAGEN and all its stakeholders that each Board performs its functions appropriately and that there is a clear division of responsibilities between the Managing Board, the Supervisory Board, the Shareholders Meeting and the external auditor in a well-functioning system of checks and-balances.

Managing Board

The Managing Board manages QIAGEN and is responsible for achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations, for managing the risks associated with the activities of QIAGEN and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting of Shareholders. The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders.

QIAGEN has also created an Executive Committee, of which 3 members currently serve as Managing Directors.

Resolutions to enter into transactions under which members of the Managing Board have a conflict of interest with QIAGEN that are of material significance to QIAGEN and/or the relevant member of the Managing Board require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2005.

QIAGEN N.V., VENLO

The Managing Board consists of one or more members as determined by the Supervisory Board. The members of the Managing Board are appointed by the General Meeting of Shareholders upon the joint meeting of the Supervisory Board and the Managing Board (the “Joint Meeting”) having made a binding nomination for each vacancy. However, the General Meeting of Shareholders may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting of Shareholders up to and including the date of the General Meeting of Shareholders held in the following fiscal year.

Members of the Managing Board may be suspended and dismissed by the General Meeting of Shareholders by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting in which case a simple majority is sufficient. Furthermore, members of the Managing Board may be suspended (but not dismissed) by the Supervisory Board.

The remuneration of the members of the Managing Board will, with due observance of the Remuneration Policy, be determined by the Supervisory Board, on a proposal by the Compensation Committee. The current Remuneration Policy was adopted by the General Meeting of Shareholders on June 15, 2005. Details on this policy, which has been drafted taking into account the principles and best practice provisions of the Code, are published on the company’s web site at www.qiagen.com.

Supervisory Board

The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and the business enterprises which it operates. The Supervisory Board assists the Managing Board by providing advice relating to the general polies connected with the activities of QIAGEN. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance.

Resolutions to enter into transactions under which members of the Supervisory Board have a conflict of interest with QIAGEN that are of material significance to QIAGEN and/or the relevant member of the Supervisory Board require the approval of the Supervisory Board. In 2005, neither QIAGEN nor its Supervisory Directors have entered into any such transactions.

The Supervisory Board consists of at least three members or such higher number as to be determined by the Joint Meeting. The members of the Supervisory Board are appointed by the General Meeting of Shareholders upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting of Shareholders may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital.

QIAGEN N.V., VENLO

The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and that its members are enabled to act critically and independently of one another and of the Managing Board and any particular interests. To that effect, the Supervisory Board has adopted a profile of its size and composition which takes into account the nature of our business, our activities and the desired expertise and background of the members of the Supervisory Board. The current profile of the Supervisory Board can be found on our website. The Supervisory Board has appointed a chairman from its members who has the duties assigned to him by the Articles of Association and the Code.

Members of the Supervisory Board are appointed annually for the period beginning on the date following the Annual General Meeting of Shareholders up to and including the date of the Annual General Meeting of Shareholders held in the following fiscal year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting of Shareholders by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting in which case a simple majority is sufficient.

The Supervisory Board has appointed an Audit Committee, a Compensation Committee and a Selection and Appointment Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has prepared charters pursuant to which each of the committees operate. The charters are published on QIAGEN’s web site.

Among other things, the Audit Committee’s primary duties and responsibilities are to serve as an independent and objective party to monitor QIAGEN’s accounting and financial reporting process and internal control system, be directly responsible for the nomination, compensation and oversight of QIAGEN’s independent auditors and to provide an open avenue of communication among the independent auditors, Management and the Supervisory Board. The Audit Committee operates pursuant to a charter approved by the Supervisory Board and consists of three members, Dr. Hornef (Chairman), Mr. Walter, and Mr. Hornnaess. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. The Supervisory Board has designated Dr. Hornef as a “financial expert” as that term is defined in the provision III.3.2 of the Code. The Audit Committee met five times in Fiscal Year 2005. Among other things, the Audit Committee discussed the selection of independent public accountants to audit the consolidated financial statements and local books and records of QIAGEN and its subsidiaries, along with the pre-approval of the fees for such services. Further it reviewed QIAGEN’s compliance with policies such as the Code of Conduct; discussed the performance of the independent public accountants with management; discussed on a quarterly basis the scope and results of the reviews and audits with the independent auditors; and discussed QIAGEN’s financial accounting and reporting principles and policies and the adequacy of QIAGEN’s internal accounting, financial and operating controls and procedures with the independent public accountants and management. The Audit Committee considered and approved any recommendations regarding changes to QIAGEN’s accounting policies and processes, reviewed with management and the independent public accountants QIAGEN’s quarterly earnings reports prior to their release to the press; and reviewed the quarterly and annual reports (reported on Forms 6-K and 20-F) to be filed with the Securities and Exchange Commission in the United States and the Deutsche Börse in Germany. The Audit Committee performs a self-evaluation of its activities on an annual basis.

QIAGEN N.V., VENLO

The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the remuneration policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of members of the Managing Board to be adopted by the Supervisory Board and the preparation of the Remuneration Report on the compensation policies for the Managing Board to be adopted by the Supervisory Board. The Remuneration Report comprises a report on the way in which the Remuneration Policy was implemented in the most recent financial year and comprises an outline of the Remuneration Policy going forward.

The Compensation Committee consists of three members, Dr. Wirtz (Chairman), Professor Karobath and Mr. Hornnaess. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met fifteen times in Fiscal Year 2005. It reviewed, approved and made recommendations on QIAGEN’s compensation and benefits policies, practices and procedures to ensure that legal and fiduciary responsibilities of the Supervisory and Managing Boards are carried out. Further, the Compensation Committee approved stock right or stock option grants on a monthly basis.

Inter alia, the Selection and Appointment Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of QIAGEN’s Supervisory Board and the Managing Board, and the periodic evaluation of the scope and composition of the Managing Board and Supervisory Board and the functioning of individual members. The Selection and Appointment Committee is chaired by Professor Riesner and Mr. Hornef as vice chairman. The other members are individually involved on a case by case basis. The Selection and Appointment Committee met two times in Fiscal Year 2005. Qualifications and profiles of candidates for members of the Supervisory Board positions were discussed and proposed to the Supervisory Board and candidates for key functions within QIAGEN were evaluated.

Shareholders

Our shareholders exercise their rights through the General Meeting of Shareholders. Resolutions are adopted by the General Meeting of Shareholders by an absolute majority of votes cast, unless a different majority of votes or quorum is required by Dutch law or our Articles of Association. At the General Meeting of Shareholders, each share shall confer the right to cast one vote, unless the law or the Articles of Association provide otherwise.

Furthermore, the Managing Board, or where appropriate, the Supervisory Board, shall provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence QIAGEN’s share price.

The notice convening a General Meeting of Shareholders accompanied by the agenda for that meeting shall be sent no later than on the fifteenth day prior to the meeting. QIAGEN informs the General Meeting of Shareholders by means of explanatory notes to the agenda of all facts and circumstances relevant to the proposed resolutions.

QIAGEN N.V., VENLO

The Audit of Financial Reporting

The external auditor is appointed at the General Meeting of Shareholders, based on a nomination drawn up by the Supervisory Board. The external auditor is invited to attend the meeting of the Supervisory Board at which the annual accounts shall be approved and is furthermore invited to attend the General Meeting of Shareholders at which the annual accounts are adopted and may be questioned by the General Meeting of Shareholders on its statement on the fairness of our annual accounts.

Pursuant to the rules of the Audit Committee, the Audit Committee shall assess the remuneration of the external auditor and any non-audit services provided by the external auditor. The internal auditor operates under the direct responsibility of the Audit Committee.

Whistleblowers Policy and Code of Conduct

QIAGEN adopted a Whistleblowers Policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature. Furthermore, a Code of Conduct, including business principles for our employees and rules of conduct was adopted. The Code of Conduct can be found on our website.

Anti Take-Over Measures

For an overview of our anti take-over measures, reference is made to page 112 of this report.

Comply or Explain

The company’s corporate governance structure and compliance with the Code is the joint responsibility of the Managing Board and the Supervisory Board. They are accountable for this to the General Meeting of Shareholders.

Non-application of a specific best practice provision is not in itself considered objectionable by the Code and may well be justified because of particular circumstances relevant to a company. Pursuant to the Decree of December 23, 2004 on the adoption of further regulations regarding the contents of the Annual Report, however, we disclose in our Annual Report the application of the principles and best practice provisions of the Code. To the extent we do not apply such principles and best practice provisions or do not intend to apply these in the current or the subsequent financial year, we state the reasons therefore.

QIAGEN N.V., VENLO

In this chapter, we will therefore indicate which specific provisions of the Code we do not apply and why. QIAGEN is positively disposed towards the Code and applies nearly all best practice provisions. However, a few best practice provisions we prefer not to apply, due to the international character of our company and to the fact – acknowledged by the commission that drafted the Code – that existing contractual agreements between QIAGEN and individual members of the Management Board cannot be set aside at will.

Managing Board

Best practice provision II.1.4 recommends that the Managing Board shall declare in the annual report that the internal risk management and control systems are adequate and effective and shall provide clear substantiation of this. In addition, the Managing Board shall report on the operation of the internal risk management and control system during the year under review. In doing so, it shall describe any significant changes that have been made and any major improvements that are planned, and shall confirm that they have been discussed with the Audit Committee and the Supervisory Board.

As a listed company in the United States QIAGEN is as of December 31, 2006 obligated under Section 404 of the Sarbanes Oxley Act to include in its annual report on Form 20-F also a report that discloses managements involvement in, and opinion regarding the effectiveness of, the issuers internal control procedures. We are currently working on formalising our current risk management system to likewise comply with the requirements of Section 404 of the Sarbanes Oxley Act and best practice provision II.1.4 of the Code. This will be finalized by the end of 2006 and will be reported in the 2006 Form 20-F.

Best practice provision II.2.1 recommends that options to acquire shares are a conditional remuneration component and become unconditional only when the Managing Board members have fulfilled predetermined performance criteria after a period of at least three years from the grant date. Further, best practice provision II.2.2 provides that if a company grants unconditional options to members of the Managing Board, it shall apply performance criteria.

From time to time the members of our Managing Board are granted options to acquire QIAGEN common shares with an exercise price that is higher than the market price as of the grant (as determined by reference to an organized trading market or association). Since the holder cannot realize any value from these options unless the value of QIAGEN’s common shares is increased above the exercise price, increasing shareholder value in that quantifiable manner is the “performance criteria” that must be fulfilled for these options. Prior to June 2005, options became exercisable in three equal installments on the first, second and third anniversaries of the date on which the option was granted. During 2005 the vesting of certain stock options of the Managing Board was accelerated. The accelerated options were given a sales restriction, such that any shares held through the exercise of an accelerated option could not be sold, prior to the original vesting date. The Supervisory Board took the action based on its belief that it is in the best interest of our shareholders and the Company as it will reduce reported compensation expense in future periods. We have worked with equity based compensation plan experts to evaluate our stock-based compensation plans and incentive strategies in light of the provisions of International

QIAGEN N.V., VENLO

Financial Reporting Standard No. 2 “Share Based Payment” and Statement of Financial Accounting Standard No. 123R “Accounting for Stock-Based Compensation”. Our aim is to implement an equity based compensation plan structure that will give employees a long-term incentive arrangement while minimizing compensation expense.

Best practice provision II.2.6 recommends that the Supervisory Board shall draw up regulations concerning ownership of and transactions in securities in Dutch listed companies by Managing Board members, other than securities issued by their ‘own’ company. The regulations shall be posted on the company’s website. A Managing Board member shall give periodic notice, but in any event at least once a quarter, of any changes in his holding of securities in Dutch listed companies to the compliance officer or, if the company has not appointed a compliance officer, to the chairman of the Supervisory Board. A Management Board member who invests exclusively in listed investment funds or who has transferred the discretionary management of his securities portfolio to an independent third party by means of a written mandate agreement is exempted from compliance with this last provision.

Since QIAGEN is a company which is not listed in The Netherlands we do not see a conflict with potential trades by the Managing Board members in securities in Dutch listed companies. Further, QIAGEN is subject to several rules in Germany and the United states regarding the ownership and transactions by Managing Board members in QIAGEN shares the compliance of which we consider sufficient.

Supervisory Board

Best practice provision III.7.1 recommends that a Supervisory Board member should not be granted any shares or rights to shares by way of remuneration.

QIAGEN has granted stock options to the members of the Supervisory Board as a remuneration component since its establishment. This practice is in compliance with international business practice in our industry and we consider the grant of stock options or stock rights as an important incentive to attract individuals with the required skills and expertise to serve as our Supervisory Board members.

Best practice provision II.7.3 recommends that the Supervisory Board shall adopt a set of regulations containing rules governing ownership of and transactions in securities of companies listed in The Netherlands by Supervisory Board members, other than securities issued by their ‘own’ company. The regulations shall be posted on the company’s website. A Supervisory Board member shall give periodic notice, at least once a quarter, of any changes in his holding of securities in Dutch listed companies to the compliance officer or, if QIAGEN has not appointed a compliance officer, to the chairman of the Supervisory Board. A Supervisory Board member who invests exclusively in listed investment funds or who has transferred the discretionary management of his securities portfolio to an independent third party by means of a written mandate agreement is exempted from compliance with this last provision.

See our statement to best practice provision II.2.6 above.

QIAGEN N.V., VENLO

Pursuant to best practice provision IV.1.1, a General Meeting of Shareholders is empowered to cancel binding nominations of candidates for the Managing Board and Supervisory Board, and to dismiss members of either Board by a simple majority of votes of those in attendance, although the company may require a quorum of at least one third of the voting rights outstanding for such vote to have force. If such quorum is not represented, but a majority of those in attendance votes in favour of the proposal, a second meeting may be convened and its vote will be binding, even without a one third quorum. Our Articles of Association currently state that the General Meeting of Shareholders may at all times overrule a binding nomination by a resolution adopted by at least a two thirds majority of the votes cast, if such majority represents more than half of the issued share capital. We expect to review our Articles of Association in view of this provision, as soon as pending legislation will become effective.

Best practice provision IV.1.7 recommends that the company shall determine a registration date for the exercise of the voting rights relating to meetings. QIAGEN does not make use of a registration date. All of QIAGEN´s shares are registered shares and all shareholders are welcome to a shareholders meeting, provided that a shareholder needs to inform the company of his intention to do so per the date mentioned in the notice of the meeting. As shareholders are not obliged to block their shares to participate in a meeting, this has the same effect as a registration date, be it that a shareholder can only vote a number of shares held by him at the date of the meeting. QIAGEN does make use of a notional record date, only to enable QIAGEN to distribute documentation regarding the meeting to shareholders.

AUDITORS’ REPORT

Introduction

We have audited the financial statements of Qiagen N.V., Venlo, for the year 2005 (as set out on pages F-1 to F-58). These financial statements consist of the consolidated financial statements and the company financial statements. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the company as at December 31, 2005 and of the result and the cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code as far as applicable.

Furthermore we have established to the extent of our competence that the annual report is consistent with the consolidated financial statements.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of the company as at December 31, 2005 and of the result for the year then ended in accordance with the accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Furthermore we have established to the extent of our competence that the annual report is consistent with the company financial statements.

Eindhoven, May 3, 2006

for Ernst & Young Accountants

J.W.P. Meulenkamp RA RC	W.P.J. Keulers RA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: March 29, 2007